26

05010005

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bern AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 28 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34750 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 7/27/05


BERU
Annual Report 2004/
82-34750
AR/S
3-31-05

BERU stock price compared to CDAX

since IPO until May 2005


400
350
300
250
200
150
100
50
Oct. 97
1st HY 98
2nd HY 98
1st HY 99
2nd HY 99
1st HY 00
2nd HY 00
1st HY 01
2nd HY 01
1st HY 02
2nd HY 02
1st HY 03
2nd HY 03
1st HY 04
2nd HY 04
May 05
BERU share price indexed (20 October 1997 = 100)
CDAX indexed (20 October 1997 = 100)

Sales by region

2004/05 in percent[1]


10.2 (7.7)
North America
7.9 (7.9)
Asia
2.4 (2.1)
Rest of World
30.9 (35.3)
Germany
48.6 (47.0)
Rest of Europe

Sales revenues

in EUR million


450
400
350
300
250
200
150
100
276.5*
303.1*
304.5
354.5
385.8
00/01
01/02
02/03
03/04
04/05

*According to German GAAP

Sales by business area

2004/05 in percent[1]


6.2 (7.0)
General industrial
64.2 (61.2)
Original Equipment
29.6 (31.8)
Aftermarket

Sales by division

2004/05 in percent[1]


23.4 (24.3)
Electronics and Sensor Technology
47.1 (45.9)
Diesel Cold-Start Technology
29.5 (29.8) Igni-tion Technology

1 Last year's figures in parentheses

The BERU Group at a glance

Statement of income

in EUR million	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04	IFRS **2004/05**
Sales revenues	276.5	303.1	303.1	304.5	354.5	385.8
Changes in inventories	0.3	3.5	– 1.4	– 1.2	5.9	0.9
Cost of materials	– 92.6	– 110.8	– 104.2	– 102.8	– 130.2	– 139.5
Personnel expenses	– 81.8	– 87.6	– 93.2	– 87.2	– 102.6	– 115.1
Depreciation and amortization	– 20.2	– 22.4	– 22.2	– 26.7	– 27.0	– 27.1
Other operating expenses	– 43.5	– 47.0	– 50.9	– 57.1	– 57.0	– 65.1
Earnings before interest and taxes	53.4	55.6	57.1	42.6	53.4	50.5
Earnings before taxes	57.8	59.4	57.6	46.0	56.5	49.1
Taxes on income and earnings[1]	– 24.3	– 16.4	– 17.8	– 15.7	– 18.4	– 23.3
Earnings after taxes	33.2	42.4	39.2	29.9	36.2	23.7

[1] excluding other taxes

Balance sheet

in EUR million	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04	IFRS **2004/05**
Assets						
Fixed assets	104.2	92.8	100.7	123.7	162.1	185.3
Current assets	172.4	219.2	227.2	226.8	242.8	243.5
Equity and liabilities						
Shareholders' equity	182.5	217.2	242.6	253.4	281.6	297.0
Provisions	53.5	45.2	41.5	44.0	49.1	66.3
Liabilities	39.5	48.1	42.8	45.2	63.6	55.2

Other figures

	German GAAP 2000/01	German GAAP 2001/02	German GAAP 2002/03	IFRS 2002/03	IFRS 2003/04	IFRS **2004/05**
Dividend distribution in EUR million	9.2	11.0	11.0	11.0	11.0	11.0
Dividend per share in EUR	0.92	1.10	1.10	1.10	1.10	1.10
Investments in tangible assets in EUR million	33.0	17.0	30.3	30.3	35.6	36.8
Number of employees as at 31.3.	2,095	2,256	2,165	2,173	2,694	2,664

Business mission

As a partner to the automotive industry, BERU stands for ignition technology for gasoline engines and cold-start technology for diesel engines.

We are guided by nearly 100 years of technological experience and our will to innovate. The integration of electronics strengthens our position as a technology leader.

Main theme for the annual report

The BERU brand stands for innovative product solutions and high quality-standards in the international automotive market. Recognizing trends at an early stage, developing high-performance products and cost-efficient production methods – these are our key strengths.

For BERU, it is true to say that a future-oriented approach leads to long-term success.

Contents

Dear Shareholders,



Marco von Maltzan

For BERU AG, the 2004/05 financial year was a challenging and thoroughly successful year. We posted record sales revenues of EUR 385.8 million, while further extending our leading position as an automotive supplier of ignition and cold-start technology. Sales revenues were EUR 31.3 million, or 8.8%, higher than the figure of EUR 354.5 million achieved in 2003/04. As a result of difficult economic and industry conditions, the targeted organic growth of around 10% was not quite achieved.

Our strong revenue trend sets us apart from the average growth rates in the automotive industry. Global sales of automobiles increased by 5% compared with the prior year, but decreased in the first quarter of 2005. Unit sales fell by 1% in the United States, by 2% in Western Europe, and also by 2% in Germany. A slight increase in demand for automobiles was apparent in April. However, we do not assume that sales of automobiles will increase significantly in the main markets this year.

The growth of BERU AG in the reporting period resulted on the one hand from new vehicle launches with our Instant Start System and the growing popularity of PTC auxiliary heaters, and on the other hand from the systematic expansion of our product range in the areas of diesel cold-start technology and ignition technology for gasoline engines. With the successful integration of our French subsidiary, Eyquem, we further expanded our technological expertise in the field of ignition technology during the period under review. BERU's investments in new production facilities in Chazelles sur Lyon, France, were of a similar magnitude to the prior year.

Our growth in the field of diesel cold-start technology has benefited from the sustained trend towards diesel engines in Europe. Compared with the prior year, in 2004 new registrations of cars with diesel engines increased by 4.7 percentage points in Western Europe to a share of 48.4% (prior year: 43.7%). This is equivalent to unit sales of 7 million vehicles. The diesel trend is continuing. In the first quarter of 2005, diesel reached a new record of 50.2% of new registrations.

In the past financial year, BERU steadily expanded its third division: Electronics and Sensor Technology. We see strong growth potential in electronics expertise and the networking of various components and systems. Sales revenues from our direct tire-pressure monitoring systems were lower than expected, however. This was primarily due to the fact that the US National Highway Safety Administration (NHTSA) did not create legal certainty concerning the mandatory introduction of tire-pressure monitoring systems until April 2005 – that is, after the end of our financial year. A more moderate staged schedule than originally planned, starting in September 2005, regulates the transition to the compulsory fitting of such systems to all vehicles by September 2007. BERU anticipates strong double-digit growth rates for its Tire Safety System products in the next two years.

The 2004/05 financial year brought major economic challenges. Earnings were negatively affected by high raw-material prices, unfavorable exchange-rate developments and intensified competitive and price pressure. BERU generally succeeded in offsetting these disadvantages through strict cost controls and the efficient management of development and production processes. Adjusted for one-time, exceptional expenses, our earnings before interest and taxes (EBIT) of EUR 55.5 million were 3.9% higher than in the prior year. We thus achieved an operating margin of 14.4% in 2004/05, which is well above the industry average. I would like to take this opportunity to thank all of the employees of BERU AG, who made this good result possible through their untiring efforts and the consistent implementation of our efficiency program.

One-time, exceptional expenses of EUR 5 million relating to the changes in ownership and in the Executive Board also had a negative effect on earnings. In addition, a tax field audit for the period of 1997/98 to 2001/02 led to exceptional tax expenses and interest totaling EUR 10.1 million, which were recognized in 2004/05. Our earnings after taxes of EUR 23.7 million were therefore significantly lower than the EUR 36.2 million we achieved in the prior year. We do not anticipate any exceptional charges of this magnitude in the current financial year.

In the past financial year, there were significant changes in our shareholder structure. The Carlyle Group and the Birkel and Ruprecht family shareholders sold their holdings to BorgWarner Germany GmbH, an indirect subsidiary of the US automotive supplier, BorgWarner Inc. On December 8, 2004, a voluntary public takeover offer was made to all of the other shareholders of BERU AG. After the conclusion of this procedure, BorgWarner held a total of 69.4% of the shares of BERU AG. BorgWarner is a globally active automotive supplier with more than 14,000 employees and annual sales revenues of USD 3.5 billion, and is listed on the New York Stock Exchange. Its product focus is on drivetrain components and systems. BorgWarner and BERU have product ranges and regional sales strengths that ideally complement each other. With BorgWarner, we have gained a strategic investor that intends to support the corporate growth of BERU AG over the long term.

There was also a change in the Executive Board during the period under review. The position of Production, Logistics and Quality Assurance, which had been temporarily occupied by the Executive Board Chairman since the departure of Bernhard Herzig in April 2004, has been held since February 1, 2005 by Dr. Reinhard Meschkat, who thus completes our three-man Executive Board team.

In terms of market capitalization, the value of the Company increased in the past financial year by 18% to EUR 710 million. In view of the Group's financial strength and profitability, we are continuing with our policy of a commensurate participation by the shareholders in the Company's success. At the Annual Shareholders' Meeting on September 21, 2005, the Executive Board and the Supervisory Board will once again propose that a dividend of EUR 1.10 per share be distributed. This is equivalent to a distribution rate of 42.4%.

Ladies and gentlemen, despite the weak economic situation, we expect a slight revival in demand for automobiles in the current financial year; according to industry experts this is likely to be between 1% and 2%. The Executive Board aims to achieve continued profitable growth for BERU. Ongoing good market prospects for our diesel cold-start technology in Europe and increasingly also in North America and Asia combined with the ramp-up of new products make us optimistic for the future.

The further increases in our plants' productivity, the optimization of our production network, and the regular examination of our subsidiaries' strategic direction are among the Executive Board's key tasks in the current financial year. We will also continue to approve investments in research and development at our usual levels.



Dr. Reinhard Meschkat
Member of the Executive Board
since February 2005

Responsible for: Production, Quality Management, Logistics



Marco von Maltzan
Chairman of the Executive Board
since April 2003

Responsible for: Finance and Accounting, Human Resources, IT and Organizational Development, Corporate Communications and Investor Relations, Corporate Development, General Administration, Aftermarket Business



Dr. Rainer Podeswa
Member of the Executive Board
since July 1998

Responsible for: Research and Development, Sales OEM

The major part of BERU's investment will be at its sites in Germany in the current financial year. At the Company's headquarters in Ludwigsburg, we are expanding our R&D and test center and will also set up a new production line for diesel cold-start equipment. In this way, we are securing existing jobs and creating new ones in development and production in Germany.

BERU has strict cost-control systems so that it can successfully maintain its competitive position also under conditions of intensified market pressure and more expensive raw materials. The Executive Board of BERU AG aims to achieve revenue growth that is significantly above the rate of growth in automobile unit sales in the current financial year. Our operating profit should rise at the same rate as sales revenues.

My colleagues in the Executive Board and I extend our gratitude for your trust. We will also work hard in the future to extend our leading position in our market segment, and to steadily continue our strategy of long-term profitable growth.

The BERU brand stands for innovative product solutions and high quality standards in the international automotive market. BERU is well prepared for further profitable growth.

For BERU, it is fair to say that a future-oriented approach leads to long-term success. We will do everything to ensure that this continues to hold true.

Sincerely yours,



Marco von Maltzan



90% performance




2
4
R



BERU already covers 90% of the vehicles in Europe with its high-performance Ultra X-Series spark plugs.

These spark plugs facilitate quick starting while minimizing the emission of pollutants and protecting catalytic converters with effective combustion. The electrodes arranged in an x shape are a feature of these plugs and guarantee maximum ignition reliability due to the multiple spark routes.

BERU offers a wide range of spark plugs for the aftermarket under the Ultra X product name. The Company has been supplying high-value spark plugs to the automotive industry since 1912, and is now one of Europe's technological leaders in the field of ignition technology.

BERU on the stock market

Trading in BERU shares

ISIN	DE0005072102
Nominal capital	EUR 26,000,000
Divided into	10 million single shares
Stock markets	Frankfurt, Stuttgart, Düsseldorf, Munich, Berlin-Bremen, Hamburg
Market segment	Prime Standard
Free float	30.58%

Strong rise in BERU's share price

The stock market's upturn in 2003 slowed down considerably in 2004, with the world's major stock exchanges showing only moderate movement. In the months of March and May 2004, the German DAX share index was below 3,800, and in August it fell to its low for the year. A recovery started in the second half of October and the DAX reached 4,349 towards the end of the 2004/05 financial year. The MDAX, in which BERU's shares were listed in the financial year 2004/05, developed differently, however. It climbed by 20% in 2004 to 5,379 and had reached 5,693 by March 31.

Shareholders had reason to be satisfied with BERU shares in 2004/05. At the end of February 2005, our stock reached its highest price so far of EUR 74.00. At the end of the financial year, our shares were listed in Frankfurt at EUR 71.00 with a plus of 17.9% compared with a year earlier. Since the initial public offering in October 1997, BERU shares have achieved value growth of 247% in addition to the annual dividend distributions.

BorgWarner is new majority shareholder

In the past financial year, major changes occurred in our shareholder structure. The Carlyle Group and the family shareholders Birkel and Ruprecht sold their shareholdings to BorgWarner, an American automotive supplier. Thus a changeover was effected from a private equity company and family shareholders to a strategic investor. BorgWarner is an automotive supplier with worldwide operations and more than 14,000 employees, and is listed on the New York Stock Exchange. Its product focus is on components and systems in the field of drivetrains, where it has a worldwide leading position in several areas.

Shareholder structure of BERU AG
in percent


69.42
BorgWarner
30.58
Free float

On November 1, 2004, BorgWarner informed BERU that The Carlyle Group and the family shareholders would sell their equity holdings, representing a total of 63% of equity capital, for a price of EUR 59 per share. This transaction was completed on January 4, 2005. On December 8, 2004, BorgWarner made a voluntary purchase offer to all of the shareholders in BERU AG for the acquisition of all bearer shares in the Company for a price of EUR 67.50 per share in cash. By the time the extended acceptance period expired on February 10, 2005, the offer had been accepted for 639,209 shares. Thus, on that date, BorgWarner held 69.42% of the total equity capital. In its statement of December 16, 2004, the Executive Board of BERU AG recommended that the shareholders accept the offer. The Executive Board and the Supervisory Board assessed the price offered of EUR 67.50 as fair and reasonable. It represents a premium of 14.7% compared with the weighted average share price during the twelve months before the offer was made.

Statistics of BERU shares

	2002/03	2003/04	2004/05
Earnings per share (in EUR)	3.07	3.55	2.35
Equity per share (in EUR)	25.3	28.1	29.7
High, financial year (in EUR)	62.50	68.00	74.00
Low, financial year (in EUR)	35.42	41.50	52.17
Price at end of financial year (in EUR)	42.00	60.20	71.00
PER (price/earnings ratio)[1]	13.7	17.0	21.8
Average number of shares traded daily on German stock markets	10,198	12,037	20,242
Market capitalisation (in EUR million)	420.0	602.0	710.0

[1] based on end of financial year

Changes in the Supervisory Board

As a result of the changed ownership structure, Mr. Wolfram Birkel and Mr. Gregor Böhm as well as Dr. Volker Grub and Mr. Heinrich Rutt resigned from their positions on the Supervisory Board of BERU as of January 5, 2005. In accordance with Section 104 of the German Stock Corporation Law, the BERU Executive Board applied for interim appointments to the Supervisory Board by court order, whereupon the Ludwigsburg District Court appointed Dr. Ulrich Wöhr, Mr. Robin J. Adams, Mr. Anthony D. Hensel and Mr. Alfred Weber as members of the Supervisory Board of BERU AG. In its meeting of February 9, 2005, the six-member Supervisory Board of BERU AG then elected Dr. Wöhr as its Chairman and Mr. Robin J. Adams as Deputy Chairman.



Unchanged high dividend distribution

With a high rate of participation of more than 700 shareholders and guests, 73.1% (prior year: 74.7%) of the equity capital was represented at the Annual Shareholders' Meeting of BERU AG on September 14, 2004. This result puts BERU among the best attended annual shareholders' meetings in Germany. The Annual Shareholders' Meeting on the 2003/04 financial year resolved, among other things, to distribute an unchanged high dividend of EUR 1.10 per share and to authorize the Company to acquire treasury shares in a volume of up to 10% of the equity capital.

High degree of transparency

Once again, in 2004/05 BERU AG placed priority on providing comprehensive and timely information to the public. BERU quickly implemented the provisions of the new German "Law for the Improvement of Investor Protection", which came into force last October.

BERU's disclosures are available in various languages, always including German and English. As well as the traditional channels of communication, we also use the Internet as a medium that facilitates a simultaneous flow of information to all shareholders and to ensure that our disclosures are always up to date. In addition to regular financial reporting, we issue press releases and ad-hoc announcements on significant business developments without any delays.

Intensive dialogue with investors

In the past financial year, BERU was involved in intensive dialogue with the interested public and investors. BERU carried out more than ten international roadshows in the United States, the United Kingdom, Scandinavia, Switzerland, France and Germany. The management also participated in several capital-market conferences together with the Investor Relations team. And we received visitors from more than 40 companies at our locations in Ludwigsburg and Bretten, where members of the management were also available for discussions.

Our committed communication and investor relations work was recognized once again. "Focus Money" magazine awarded BERU AG the title of "Company of the Year". As in the prior year, BERU was given first place among the MDAX companies for its profitability and quality of information.

BERU share-price performance

since the IPO until May 2005


EUR
thousands
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Oct. 97
1st HY 98
2nd HY 98
1st HY 99
2nd HY 99
1st HY 00
2nd HY 00
1st HY 01
2nd HY 01
1st HY 02
2nd HY 02
1st HY 03
2nd HY 03
1st HY 04
2nd HY 04
May 05
Traded volume
Closing price of BERU shares


1/2
0



30 % fuel





A car with a diesel engine uses up to 30% less fuel than a car with a gasoline engine supplying the same power! This is boosting demand for diesel cars. In Western Europe, experts expect diesel's share of new car registrations to rise to more than 57% in the next four years. In the United States, the share of diesel-powered cars and light trucks has nearly doubled since 1999.

As the global leader for diesel cold-start technology with a market share of more than 40%, BERU delivers convincing innovative products such as ISS (Instant Start System), which allows immediate diesel engine starting even at minus 25° Celsius. The glow plugs of BERU's ISS systems, which are optimized for direct injection, reach a temperature of 1,000° Celsius within 2 seconds but require only about half as much energy as standard glow plugs. All BERU glow plugs deliver maximum performance in minimum space and allow reliable and low-emission starting of diesel engines.

Motivated employees

Number of employees at March 31


3,000
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
2,694
2,664
03/04
04/05

Workforce structure at March 31, 2005
in percent[1]


53.0 (55.2)
Germany
47.0 (44.8)
International

[1] Prior-year figures in parentheses

Motivated and well-qualified employees are an essential precondition for the corporate success of BERU AG. At the end of the 2004/05 financial year, the BERU Group employed 2,664 persons worldwide, slightly fewer than a year earlier (2,694). Although the workforce in Germany diminished by 3.9% to 1,413 persons (prior year: 1,470), it will probably return to its former level during the current financial year due to the expansion of our research and development center in Ludwigsburg and of our facility in Bretten. At present, BERU employs more than 200 persons in the field of research and development in Germany. The total number of employees at our locations outside Germany increased slightly from 1,224 to 1,251 in the 2004/05 financial year. Personnel expenses in relation to sales revenues remained fairly stable at 29.8% (prior year: 28.9%).

Active vocational training

Education and further training remain central components of our future-oriented human-resources policy. To fill the requirements for qualified young personnel, BERU provides vocational training for both office and factory occupations. As of March 31, 2005, 41 young people were on such BERU training programs, 29 factory personnel and 12 office personnel. In 2004, as in the prior years, BERU was able to offer full employment contracts to all of its trainees who successfully completed their courses of training. Courses are offered at BERU for the occupations of industrial clerk, industrial mechanic and industrial electronics technician, as well as in business administration.

BERU places high priority on making early contacts with young, qualified people in order to gain outstanding employees for the Company and to ensure their long-term loyalty to BERU AG. For this reason, the Human Resources department was once again present at numerous university contact events in 2004/05, including Stuttgart, Ludwigsburg and Karlsruhe. We also maintain timely contacts with other universities, polytechnic colleges and professional academies. We regard close cooperation between educational establishments and industry as highly important, and we therefore also collaborate with many schools in the Ludwigsburg region. This summer, BERU will support the Economic Summer Camp in the Ludwigsburg region. This camp aims to acquaint young people between 16 and 18 years of age with the basics of business administration and economics.

An attractive employer

In order to maintain or enhance a company's innovative abilities, it is essential to provide employees with feedback on their performance. BERU AG makes good use of the important instrument of employee discussions. In this way, each individual's contribution to the Company's success can be made transparent and used efficiently. It is important to BERU both that employees utilize their full potential in their current activities and that they are able to qualify for new or expanded duties. We therefore place great value on further-training measures such as team training, team building, project management and languages. BERU's range of e-learning possibilities can be efficiently used by the employees with a learning speed adapted to suit each individual.



The BERU team did the annual Stuttgart run for charitable causes.

Employees' ideas are rewarded

In 2004, 1,251 suggestions for improvements were submitted to our Company Improvement department (prior year: 1,261). On average, nearly every employee of BERU AG and BERU Electronics GmbH submitted a proposal, although most of the ideas came from the Quality Controlling department in Muggendorf. In this way, employees' creative ideas helped BERU to save nearly EUR 250,000. This employee commitment is rewarded: In total, the Company distributed EUR 43,000 in rewards and also awarded prizes for the best suggestions. Using your head pays off!

Implementing worldwide guidelines

In August 2004, BERU introduced Group-wide values and guidelines for cooperation. These basic values provide a framework for our entrepreneurial, responsible and sustainable actions, and for our behavior towards customers, suppliers, shareholders and the public. BERU consistently focuses all of its business activities on enhancing customer benefits. These values also determine how we behave towards each other within the Company. We employ people all over the world from very different backgrounds. BERU respects these differences and welcomes their positive influence on the Company. We have high regard for professional expertise and effective team work at every level. By involving the employees in the Company's earnings, we create an additional incentive to perform well.

High standards in quality and environmental protection

Rising quality standards combined with lower costs are meanwhile the normal demands and challenges facing the automotive supply industry. As an international supplier that counts nearly all of the world's automobile manufacturers among its customers, the BERU Group is committed to high quality in the entire process chain: from customers' requirements to product planning, development and production, and delivery to our customers.


FMQ - Steigerungsprogramm
EFMQ - Steigerungsprogramm

EFMQ meeting point: optimizing processes collectively

Making quality visible

In the past financial year, BERU started a quality offensive entitled EFMQ in the area of production. EFMQ stands for efficiency, flexibility, motivation and quality, and has the goal of achieving further improvements in the quality of our work. Weaknesses are visualized and problems are solved in small teams. The EFMQ meeting points that we have set up facilitate the exchange of information, the description of current problems, the solutions to these problems, and the description of the resulting improvements.

Expansion of the test center in Ludwigsburg

As we already announced during the 2004/05 financial year, the test center in Ludwigsburg, the site of the headquarters of BERU AG, is to be expanded with the addition of a new building. By bringing together the departments of Predevelopment, Applications and Testing, we will optimize working routines and utilize additional synergies.

The main feature of the new building is a second cold chamber for testing spark plugs, glow plugs and the diesel instant-start system (ISS) in cold-starting conditions with an ambient temperature of minus 30 Celsius. Another feature is a prototype workshop for installing components in test vehicles.



The electro-magnetic compatibility of a BERU TSS is tested in the new research and development center in Ludwigsburg.

With this investment of some EUR 5 million for the building and the required equipment, BERU is also reflecting the fact that customers increasingly want BERU to provide research and development services. This is an investment that will be amortized in a relatively short time. Construction work will begin in July 2005. Parts of the ground floor of the building should by ready for use at the end of March 2006, and the entire building will be completed by the middle of 2006.

In addition, BERU recently started to carry out all tests of electromagnetic compatibility in a special hall used only for this purpose in Ludwigsburg. Individual BERU products such as TSS and ISS are tested in this hall, as well as other BERU products with electromagnetic components.



Quality control at BERU – ignition coils in endurance testing

Successful through quality, environmental protection and social responsibility

Quality, safety and environmental protection are our philosophy. All of our business processes are subject to strict international standards. All of our production facilities are certified according to DIN ISO 9001 and ISO TS 16949. The issue of environmental protection is also firmly anchored at the larger BERU plants with certification according to ISO 14001. With the first certification of BERU Electronics in Ireland and BERU TdA in France in the fall of 2004, around 80% of the BERU workforce is now working at sites with environmental certification.

High quality targets worldwide

Last year, we had several BERU plants tested for first certification according to the quality standard ISO TS 16949. We started in the first half of 2004 with our Hungarian subsidiary, BERU Hungaria (formerly REMIX Group Electronics), followed by BERU S.A.S. in France and BERU Electronics in Tralee. And then in May 2004, BERU TdA in Chazelles sur Lyon was also awarded the quality-management certificate. In the current financial year, certification according to ISO TS 16949 is planned for BERU S.A. de C.V. in Mexico. Then all of the locations that BERU intends to certify will fulfill the highest quality norm.

In the 2004/05 financial year, we successfully achieved our overriding environmental goals. These include reducing our dependence on limited resources, saving energy and minimizing the production of waste materials. At our main site, in Ludwigsburg, we reduced energy costs by nearly 5%. We have attained a very high recycling rate of 88%. Nonetheless, in the year under review, we were able to increase our recycling rate by a further 0.4 percentage point. These facts are evidence of how our awareness of quality and the environment and our economical use of resources are permanent features of all our business processes.

The medium-term goal for all of the plants in the BERU Group worldwide is to have uniform management systems for quality and environmental protection, tested and certified according to the latest international standards.

Present in major markets

With presence on three continents and in 14 countries, the BERU Group can reap the benefits of an international production network. With numerous acquisitions since the middle of the nineteen-eighties, BERU is moving forward with its internationalization and pursuing a worldwide niche strategy. This enables BERU to make quick use of growth opportunities and to react to customers' high demands with innovative technological solutions. We believe in being close to our customers.

Significant changes and additions took place in BERU's international network of subsidiaries in the 2004/05 financial year.

Presence in Europe

France

BERU Eyquem was acquired in the summer of 2003, and is meanwhile an important member of the BERU Group. In the past financial year, BERU invested substantially in the subsidiary BERU TdA SAS, with the goal of attaining high quality and economical production processes. The plant's three areas of production – metalworking, ceramics production and final assembly – are now state of the art. In addition, the plant was certified according to quality standard ISO TS 16949 and environment standard 14001. As previously announced, in November 2004, BERU transferred its spark-plug manufacturing from the Neuhaus-Schierschnitz plant in Germany to the French site in Chazelles sur Lyon.

Hungary

In May 2001, BERU AG acquired a majority interest in REMIX Group Electronics Rt., and now produces components for industrial electronics and sensors at the location in Tiszakécske, Hungary, with some 100 employees. REMIX generates most of its sales revenues within the BERU Group. In July 2004, BERU acquired with immediate effect the 24.9% of the shares that were still owned by the joint-venture partners, thus rounding out the Group's international production network. As a part of this transaction, the name of the company was changed to BERU Hungaria Rt.

In recent years, BERU has expanded its electronics activities, and now has production facilities in several European countries. The location in Hungary was selected by the management of the BERU Group as a low-wage location for production processes with a high proportion of manual work and to produce smaller batch sizes of electronic components and control units for general industry customers. The acquisition is not expected to have a significant impact on the Group's asset situation or profitability.



The BERU Electronics plant in Tralee, Ireland, has been certified according to the latest quality standards.

Ireland

At the Irish production location of BERU Electronics GmbH in Tralee, BERU employs nearly 250 persons, and profits from the low tax rates in Ireland. The focus of production in Tralee is on temperature sensors, heating elements and glow plugs. In the 2004/05 financial year, we installed a glow-plug production line from Ludwigsburg in Tralee, and were thus able to significantly expand our production capacities.

Presence in North and Central America

United States

In the United States, BERU has established an alliance with Lear Corporation, Southfield, for the joint development of the TSS tire-pressure monitoring systems as esraly as 2001. On the basis of a license agreement, BERU is responsible for the research and development of products until they are ready for production. Lear Corporation is one of the United States' market leaders for electronic car-door closing equipment, which it supplies to the major US carmakers, Ford and GM, as well as to Honda and Nissan. The new NHTSA regulations call for the use of direct measuring systems – the type developed and produced by BERU – in the US automobile market. Both partners in this venture anticipate high sales potential for the TSS in North America.

In addition to this development partnership with Lear, BERU also has two sales offices in the US, so that it is close to its customers also in this region.


BERU

The subsidiary BERU S.A. de C.V. in Mexico specializes in the production of ignition cables.

Mexico

Our Mexican subsidiary, BERU S.A. de C.V., Civac-Jiutepec, Morelos, was founded in 1987 and acquired by BERU in the mid nineties. At present, 150 persons are employed at our location in Central America. BERU S.A. specializes in ignition technology, primarily producing ignition cables for gasoline engines in the NAFTA region.

Presence in Asia

In Asia, BERU is represented by a production company in South Korea, two joint ventures (South Korea and India), and two sales offices – one in Singapore and one in Japan.

South Korea

BERU has been present at two locations in South Korea since the middle of the nineties. Both subsidiaries profit from low-cost manufacturing structures. Within the framework of global sourcing, more and more customers from countries such as Sweden, Australia, China and Great Britain are using the two BERU companies in South Korea as an inexpensive "extended workbench".



The subsidiary BERU Korea Co. Ltd. in South Korea produces ignition coils and other components.

The BERU Automotive Co. Ltd. production plant based in Shihung-City has been a 100% BERU subsidiary since 1998. It mainly manufactures glow plugs. Since the beginning of 2005, cars with diesel engines have been allowed in South Korea. Previously, diesel was only permitted for commercial transport vehicles. Industry experts therefore expect an increase in diesel's share of new registrations, which should have the effect of boosting the sales of BERU Automotive. In addition to glow-plug production, BERU Automotive also supports the sale of PTC auxiliary heating systems and the diesel ISS (Instant Start System) to carmakers in South Korea.

BERU AG holds a 51% equity interest in BERU Korea Co. Ltd. in Chungju-City, the Group's second location in this important Asian market. This plant's main products are ignition coils, with pencil ignition coils to be added in the coming months. The BERU Korea joint venture employs more than 90 persons, and also produces pumps for screen washers and system components for electronic vehicle immobilizers, as well as trunk and filler-cap openers.

Japan

In September 2004, BERU relocated its Japanese sales office from Tokyo to Yokohama. The reason for the move was that BERU's Japanese customers are more numerous in the Yokohama region than in Tokyo. The Group aims to further expand its sales activities in Japan.

In the current financial year, BERU AG will once again expand its presence in the world's major markets, while optimizing the efficiency and economy of its international production and sales structures.



-90 % NO_x







New emission laws in Europe (Euro V) and the United States (Tier 2/ LEV II) require drastic reductions in emissions of particulate matter and NO_X of up to 90% for cars with diesel engines. BERU is addressing these requirements with innovative products.

Because the required limits are difficult to meet with today's exhaust after-treatment systems, BERU worked intensively on alternatives and developed the intelligent glow plug PSG (Pressure Sensor Glow Plug). These glow plugs with integrated pressure sensors make it possible to measure the combustion-chamber pressure directly inside the cylinder head – the fundamental condition for improved engine management so that the required NO_X limits can be fulfilled. With this innovative technology, the ongoing diesel boom will become more environment friendly than ever – the PSG technology will be ready for series production in 2006.

Expertise in the field of temperature sensorics in the exhaust flow before and after the particulate filter is one of our core competencies. In addition to the PSG intelligent glow plug with its sophisticated high-temperature sensors, BERU already has a top-quality, high-performance product that is ready to go into series production.

Group Management Report

Economy and automotive industry

Economic developments

Upturn for global economy

In the year 2004, the world economy experienced a pleasing upturn. With a 3.8% increase in gross domestic product (GDP), the global economy grew at a much faster pace than the prior year's 2.6%. All of the major economic regions showed positive growth, despite the extremely high prices of many raw materials.

Growth drivers United States and Asia

The main stimulus for the global economic upswing came from the United States and China. In the United States, real GDP increased by 4.4%. Although the US economy suffered declining exports, it was able to rely on strong domestic demand. Private consumption in the US increased by 3.5%, while companies' investments rose by 12.5%.

Asia was once again the region of the world with the strongest growth in 2004. In addition to the countries of Southeast Asia, China made the strongest contribution to the region's growth. Despite economic measures taken by the central government in the attempt to impose a more restrictive monetary and credit policy, GDP increased by 9.5% in 2004. Whereas the Japanese economy initially displayed strong growth, this weakened during the course of the year, so that the growth rate for the full year was 2.7%.

Real GDP development

in percent


Germany
1.6
-0.1
Western Europe
2.4
1.0
United States
4.4
3.0
Japan
2.7
1.3
China
9.5
9.1
World
3.8
2.6
1 2 3 4 5 6 7 8 9 10

□ Real GDP 2004

□ Real GDP 2003

Export – growth engine in Europe

GDP growth in Western Europe of 2.4% was significantly higher than in the prior year, when only 1.0% was recorded. This positive development was primarily due to increasing exports. But growth was restricted by sluggish domestic demand, the weakness of the US dollar against the euro and rising oil prices.

All forward-looking statements, data and information contained in this management report and other parts of the Annual Report are based on information and statements available to BERU AG at the time when the report was written. The actual sales revenues and earnings of BERU AG can be influenced by a number of factors such as economic developments, changes in exchange rates or interest rates, a more intense competitive situation, changing technology and customers' unwillingness to take decisions. If some of these uncertainties or other developments occur, assumptions and plans could turn out to be no longer feasible and could affect the achievement of targets. Some of these factors are described in the risk report and other parts of the Annual Report. BERU AG based its forecasts on the information that was available on the day of publication and does not assume any obligation to update any of these forecasts when new information becomes available. Charts and other illustrations, including their comments, serve to improve visualization and are not a component of the management report.

Figures shown giving changes in percentages are based on the exact non-rounded numbers. Figures in percentages and in millions are rounded off to one decimal place. The comparative figures for the relevant prior-year period or date are shown in brackets.

Foreign trade supports German economy

The German economy was still weak in 2004 and highly reliant on export activity. But after three years at a standstill, the German economy grew again slightly. GDP increased by 1.6% in 2004, compared with a slight decrease of 0.1% in 2003. The strong 9% increase in exports in 2004 was the main cause of the economic upturn in 2004. But there is still no sign of a broad upswing in Germany, nor of a turnaround for declining private consumption.

Moderate growth in 2005

The first three months of the year 2005 brought a slight weakening of global economic growth. High prices for oil and other raw materials played a large part in this development. Asia and the United States were still the growth drivers in the first quarter, although GDP growth in the US slowed to 3.1%. Average economic growth in Europe was below 1% (year-on-year), but German quarter-on-quarter GDP growth was surprisingly high at roughly 1%. The main reason for this was still the country's export performance. The German economy is also benefiting from the low interest rates in the euro zone.

In view of the continuation of high raw-material prices, experts anticipate moderate growth in global economic output of 2.9% in 2005, with a rate of 1.7% in Europe and 3.5% in the United States.

Automotive industry developments

Growth in new car registrations
in percent


Germany
-0.5
0.9
Western Europe
-1.3
2.1
United States
-1.1
1.4
Asia
6.2
13.2
World
4.7
1.3
-10
-5
0
5
10
15

□ 2004
□ 2003

Increased sales of automobiles

The global automotive industry generally developed positively in 2004. Unit sales of passenger cars and commercial vehicles increased by 5.3% compared with the prior year to a total of 59.2 million vehicles. New car registrations increased by 4.7% to 49.5 million. The rate of increase for commercial vehicles was even higher: plus 7.8% to 9.7 million units. However, BERU's key markets of the United States and Western Europe showed weaker growth than the total market.

Growth in Europe

In Western Europe, following three years of decline, the number of new car registrations increased again by 2.1% to 14.5 million units. A large number of new models contributed to the revival of Western Europe's automotive industry. Of the volume countries, Spain was well above the average rate of expansion with an increase of 9.8% over the prior year. Unit sales of cars increased only moderately in Germany (+0.9%), Italy (+0.7%) and France (+0.2%). Developments in the new EU countries did not fulfill expectations: unit sales decreased by an average of 4.6% compared with the prior year. In the Czech Republic and Poland, new registrations actually fell by more than 10%. Consumers' continuing uncertainty and unwillingness to spend following EU entry and changes in some countries' tax legislation were contributing factors. However, some growth stimulus came from the neighboring market of Eastern Europe, which expanded by 18.1% to a volume of 2.8 million new car registrations.

Exports – source of growth for Germany

Registrations of 3.3 million new cars in Germany in 2004 were 0.9% above the prior-year level. Potential customers were unsettled by numerous factors such as the discussion about higher taxes on company cars, the dispute about the elimination or reduction in tax allowances for commuters and rising fuel prices. However, the German vehicle manufacturers benefited from an increased export rate.

Higher sales of commercial vehicles in the US

Sales of light vehicles (cars and light trucks) in the United States totaled 16.9 million last year, 1.4% more than in 2003 (16.6 million). The sales incentives offered by US manufacturers have meanwhile led to an extremely young stock of vehicles, making the sale of new cars more and more difficult in the United States. Sales of 9.4 million light trucks in 2004 were actually 3.7% higher than in the prior year.

Strong growth in the emerging markets

Unit sales of automobiles continued their positive development in the Asian emerging markets. Sales of 10.4 million passenger cars in Southeast Asia were 11.4% higher than in 2003. The increases in China and India were particularly strong. The number of cars sold in China rose by 16.8% to 2.3 million, and the number of 1.0 million cars sold in India represented a 23.9% year-on-year increase. The South Korean market was an exception, where unit sales decreased by 13.8% due to high levels of private debt.

Moderate growth expected for global automobile market in 2005

There was no revival in worldwide demand for automobiles in the first quarter of 2005. Sales of 1.8 million passenger cars in the United States were at the same level as in Q1 2004. In the Asian emerging markets, only India recorded growth, of around 8%, while first-quarter unit sales decreased in the other countries of the region. Units sales of cars also declined in Western Europe and Germany, by 2.5% and 1.9% respectively. Of the major markets of Western Europe, sales only increased in France, by 3.8%; demand in Spain was at the same level as in the prior-year quarter, while the British and Italian markets contracted. However, some signs of revival were apparent in April 2005. New car registrations in Germany were 4.1% higher than in April 2004. Full-year 2005 sales in Germany are expected to be at the same level as in last year. Industry experts anticipate only moderate growth for the worldwide automobile market this year.

BERU grows faster than the rest of the market

BERU continued along its growth path in the past financial year (April 1, 2004 – March 31, 2005) despite difficult market conditions including high raw-material prices, intense price competition and generally moderate increases in the production of automobiles. Total sales revenues increased by 8.8% to EUR 385.8 million (EUR 354.5 million). With revenue growth of 44.9% in North America, 12.5% in Europe (excluding Germany), 9.3% in Asia and 22.1% in our other markets, sales in these important markets rose in relation to the absolute growth in unit sales of automobiles, as we had planned. The strong increase in sales revenues in the US is largely due to the higher call-offs of ISS products by our customer DMAX. The only market where sales revenues decreased was Germany, where they were 4.8% below the prior year's level due to the weak development of new registrations, lower production and a decline in aftermarket sales because of the late onset of winter.

Forecast diesel growth in Western Europe to 2009


millions
in %
10
9
8
7
6
5
4
3
2
60
55
50
45
40
35
30
25
20
05
06
07
08
09

New registrations in millions

Market share in %

Worldwide diesel sales

Diesel boom in Western Europe

The diesel boom in Western Europe continued at an undiminished rate last year. The sharp increases in fuel prices, attractive diesel models and a new generation of diesel engines boosted the trend towards diesel. Compared with the prior year, new registrations of cars with diesel engines rose by 4.7 percentage points in 2004 resulting in a market share of 48.4% (43.7%), representing unit sales of some 7 million vehicles. On the other hand, new registrations of cars with gasoline engines decreased by more than 6% to 7.5 million units. The main reasons for this shift are the new diesel engines' high-torque and better fuel economy. Depending on the model, consumption is up to 30% lower, and this factor is increasingly important for customers' purchasing decisions due to rising fuel prices.

There were particularly high growth rates of 9.6 percentage points in Italy, where diesel vehicles took a 58.3% share of the market (48.7%), and of 12.0 percentage points in Portugal, where the rate was 56.9% (44.9%). But diesel also made strong progress in other major volume markets. In France, diesel accounted for 69.2% of new car registrations (67.4%); in Spain the rate was 65.4% (60.8%). In the Benelux countries, diesel maintained its high share of the market. In Great Britain, diesel accounted for 32.6% of new car registrations (27.3%). The diesel growth continued in the year 2005. In the first quarter of 2005, diesel's share of newly registered passenger cars in the whole of Western Europe increased to 50.2% (46.6%). Market forecasts foresee this rate rising to 51.9% in 2005, and possibly to about 59% by 2009.

Development of diesel's share of new vehicle registrations
in percent


Germany
44.5
42.2
UK
33.9
30.5
France
71.1
68.5
Italy
60.9
55.0
Benelux countries
51.0
48.2
Spain
68.8
64.5
Austria
72.0
72.3
Portugal
61.9
55.7
10 20 30 40 50 60 70 80

First quarter 2005

First quarter 2004

Diesel market share at record level in Germany

Last year, diesel engines accounted for a record share of new registrations in Germany. The 1.4 million new cars sold with diesel engines represented 44.0% of the country's new car registrations in 2004 (39.9%). In absolute terms, sales of diesel cars increased by 11% from 1.29 million in 2003 to 1.44 million last year. German customers have not been unsettled by the debate about fine-dust pollution from diesel engines. In the first quarter of 2005, diesel's share of new car registrations increased again to 44.5%. The rapid reactions of the automotive industry helped to maintain customers' strong interest in diesel vehicles. All of the German manufacturers already offer, or plan to offer, extensive possibilities to equip cars with diesel-particulate filters – either as standard equipment or as a retrofit. Industry experts forecast further growth for diesel in Germany. Extrapolations indicate that diesel's share of new car registrations in Germany could rise from 47.9% in 2005 to 56.2% in 2007.

Forecast diesel growth in the United States

Share of new vehicle registrations in %


20
17.5
15
12.5
10
7.5
5.0
2.5
0
15.3%
3.4%
2004
2005
2008
2012
2015

In 2004, around 17 million new light vehicles were sold in the United States.

Diesel makes progress in the United States

Diesel is becoming increasingly popular also outside Europe. In the United States, some 470,000 new passenger cars with diesel engines were registered last year, equivalent to 3.4% of the total (2.3%). Key factors for success – also in the US – are low consumption in view of rising fuel prices, high-performance engines and the fulfillment of strict exhaust-emission limits. A number of automobile producers have already announced their plans to develop and launch new diesel engines fulfilling the stricter emission limits to be introduced in the United States as of 2007. Market-research institutes estimate that in the coming three years, diesel's share of new registrations in the US will rise to 7.6% – more than double the present level.

The continuing success of diesel in the United States should be assisted by the upcoming passing of the Energy Bill and the necessity to reduce the country's consumption of crude oil. Calculations by experts indicate that around 1.4 barrels of crude oil per day could be saved in the US if diesel's share of the market for passenger cars and commercial vehicles increased to 30%. With a diesel market share of 50% – approximately the same level as the current market penetration in Western Europe – the savings would amount to about 837 million barrels per year. The Bush administration plans tax advantages of up to USD 3,500 for the purchase of new, environment-friendly diesel vehicles.

Diesel growth potential in Asia

Experts also anticipate significant growth in the Asian market for diesel. In South Korea, Asia's fourth largest automobile market, sales of 980,000 passenger cars are foreseen in 2005, 12% higher than in the prior year. Diesel engines have been allowed for passenger cars since the beginning of 2005. Previously, diesel was only permitted for commercial transport vehicles. The new possibility is particularly attractive for private users, as tax differentials make diesel 40% cheaper than gasoline. Market experts therefore expect diesel's share of new registrations in the segment of passenger cars and light trucks to rise from 20% in 2005 to 35% in 2009.

Ecological diesel has a future

The debate about the use of ecological fuels such as biodiesel or synthetic diesel also has a positive effect on the sales of diesel vehicles. Biological components already account for 2% of fuels in the European Union, and by 2020 this share should rise to 8%. The biodiesel component of diesel fuel is exempt from petroleum tax in Germany. Synthetic diesel also plays an important role in the further development of innovative and energy-saving engine concepts. In order to fulfill the stricter limits of the EuroV norm or the US Tier 2 legislation, contributions can be made not only by the use of particulate filters and NO_X catalysts, but also by fuel quality. Synthetic diesel does not contain any additives that create soot particles during combustion.



Glow-plug production line in Ludwigsburg

Double-digit growth in BERU's core business division

In its core division of Diesel Cold-Start Technology, BERU increased its sales revenues by 11.8% to EUR 181.8 million in the past financial year (EUR 162.6 million). This division generates 47.1% (45.9%), or nearly half, of BERU's total revenues. Diesel's continuing success in the important sales markets of Germany, the rest of Europe, and in the future also the United States and Asia, will therefore have a strong impact on the future revenue trend.

Stock of vehicles affects aftermarket business

The stock of vehicles is getting larger and older in Germany. Despite the distinctly sluggish rate of new registrations, the country's stock of passenger cars grew to 45.4 million in 2004 (45.0 million), and was 0.8% higher than in 2003 (0.7%).

BERU's sales revenues in the aftermarket segment of EUR 114.0 million in the 2004/05 financial year were also slightly higher than in the prior year, due to the late onset of winter and the lack of a second restocking by manufacturers (EUR 112.7 million). Aftermarket sales accounted for 29.6% of total revenues (31.8%).

Experts forecast that the number of passenger cars on the road in Germany could rise to around 53.5 million by 2030. Cars' average age has increased significantly in recent years, and is now about eight years in Germany. In view of the growing stock of vehicles, it can be assumed that repair and maintenance activities will expand significantly in the near future. This will have a positive effect on our aftermarket business.

Changes in BERU's shareholder structure

Our shareholder structure changed significantly in the year under review. On November 1, 2004, BorgWarner Germany GmbH, an indirect subsidiary of BorgWarner Inc. of Auburn Hills, Michigan, announced that a purchase agreement and a purchase option agreement had been concluded with The Carlyle Group and a group of family shareholders covering some 63% of the shares in BERU AG for a price of EUR 59 per share. The previous majority shareholder, a subsidiary of The Carlyle Group named CEP BEOO Beteiligungs GmbH, held 37.06% of the shares in BERU AG at the time of the announcement. Of the family shareholders, the Birkel family held 20.85% of the shares in BERU AG and Ms. Ingelore Rupprecht held 5.11%.

Subsequently, on December 8, 2004, BorgWarner made a voluntary public offer to acquire all of the remaining bearer shares of BERU AG for a price of EUR 67.50 per share. In their statement of December 15, 2004, the Supervisory Board and the Executive Board of BERU AG assessed the price offered of EUR 67.50 as fair and reasonable. The Executive Board recommended that the shareholders accept the offer. The price offered of EUR 67.50 per share represents a premium of 14.66% compared with the volume-weighted average price of BERU shares in the twelve months preceding the offer.

The Carlyle Group and the family shareholders concluded the sale of their shareholdings on January 4, 2005.

Following the expiry of the additional acceptance period on February 10, 2005, the voluntary public takeover offer had been accepted for 639,209 shares. On that date, BorgWarner thus held 69.42% of the Company's equity capital.

This significant change in the shareholder structure represents a change in ownership from a private-equity company and family shareholders to a strategic investor. BorgWarner is an automotive supplier with worldwide activities. It has more than 14,000 employees and is listed on the New York Stock Exchange. BorgWarner's product focus is on drivetrain components and systems, where it has a worldwide leading position in several areas.

Dependent-company report

Pursuant to Section 312 of the German Stock Corporation Law, the Executive Board of BERU AG prepared a dependent-company report for the 2004/05 financial year, and presented this report to the Supervisory Board. The preparation of the dependent-company report is connected with the change in the shareholder structure and the principle of equal treatment for all shareholders, and serves to improve the basis of information for outsiders and minority shareholders.

With this report, which among other things deals with transactions executed or not executed with BorgWarner and with measures taken in the interests or at the instigation of the majority shareholder, the Executive Board explains its relationship with the majority shareholder.

The dependent-company report concludes with the following statement: "If, in the light of the circumstances known to the Executive Board at the time when transactions took place or actions were taken or omitted, any disadvantages were caused to the Company, such disadvantages were compensated before the end of the financial year by an adequate claim for compensation pursuant to Section 311, Subsection 2 of the German Stock Corporation Law."

Sales and earnings trends

Revenues
in EUR million


450
400
350
300
250
200
150
100
304.5
354.5
385.8
02/03
03/04
04/05

BERU consistently pursued its strategic goals in the past financial year. The BERU Group succeeded in strengthening its leading position as an automotive supplier of diesel cold-start and ignition technology, and steadily expanded its activities in the field of electronics and sensor technology.

The 2004/05 financial year (April 1, 2004 – March 31, 2005) was a challenging but successful year for BERU AG. The Executive Board had set goals for the year of increasing sales revenues by at least 13% and operating profit (EBIT) adjusted for exceptional income and expenses by the same rate. In the first nine months of the financial year (April 1 – December 31, 2004), the Group increased its sales revenues by 13.2% to EUR 281.7 million (EUR 248.9 million). In the fourth quarter, however, the late onset of winter, declining demand for automobiles and the lower number of production days than in the same quarter of the prior year meant that OEM and aftermarket sales did not develop as planned and we had to reduce our growth forecasts to 10%.

On the basis of preliminary figures, in April 2005, the Group announced a probable increase in sales revenues of about 9%. Final figures show that we actually increased our total sales revenues in 2004/05 by EUR 31.3 million, or 8.8%, to EUR 385.8 million (EUR 354.5 million). Although our revenues did not develop as originally projected, we still achieved a growth rate that was significantly higher than the average for our sector and our competitors.

The growth in sales revenues was primarily a result of the systematic expansion of our core business of supplying diesel cold-start and ignition components as original equipment. New product startups for our diesel Instant Start System (ISS), a repeated increase in unit sales of glow plugs, and the ramp-up of our PTC auxiliary heating system were major factors for the overall growth.

Sales by division
2004/05 in percent[1]


23.4 (24.3)
Electronics and Sensor Technology
47.1 (45.9)
Diesel Cold-Start Technology
29.5 (29.8)
Ignition Technology

[1] Last year's figures in parentheses

Diesel Cold-Start Technology

The sales revenues generated by the Diesel Cold-Start Technology division increased by 11.8% to EUR 181.8 million (EUR 162.6 million). The OEM business with carmakers expanded by a strong 14.2%, at about the same rate as the overall market for diesel cars. BERU profited from the introduction of diesel instant-start systems in the new Golf platform, from new orders from French manufacturers and from ISS startups at DMAX, a joint venture between GM and Isuzu in North America.

Ignition Technology

The Ignition Technology division increased its sales revenues by 8.0% to EUR 113.9 million (EUR 105.5 million). This increase was primarily a result of the contribution made by BERU Eyquem in France, which was acquired in the 2003/04 financial year and contributed sales revenues of EUR 30.3 million (EUR 17.1 million). The market environment was very difficult. In Western Europe, unit sales of cars with gasoline engines decreased by more than 6% in favor of diesel engines. However, in the period under review, BERU succeeded in gaining new customers in the OEM business and also expanded its supply share with French vehicle manufacturers. At the same time, the Group expanded its international spare-parts business.

Electronics and Sensor Technology

BERU's youngest division, Electronics and Sensor Technology, achieved a 4.3% increase in sales revenues to EUR 90.1 million (EUR 86.4 million). This weak growth rate is due to the development of revenues from the direct tire-pressure monitoring systems. Sales revenues from BERU's Tire Safety System (TSS) were EUR 22.2 million, which was 27.9% lower than in the prior year (EUR 30.8 million). The main reasons for the decrease were falling equipping rates and order postponements due to the uncertain legal situation in the United States. The US NHTSA (National Highway Transportation Safety Agency) did not create legal certainty concerning the planned mandatory introduction of tire-pressure monitoring systems in the US market until April 2005. Such systems will be compulsory for 20% of all newly registered passenger cars and light trucks up to a gross vehicle weight of 4.5 tons in the United States as of September 2005. We assume that existing customer orders will now be called up in accordance with the new equipping scenario. In this context, a significant contribution will come from our cooperation with Lear in North America on the development, production and distribution of tire-pressure monitoring systems. Auxiliary heating systems for vehicle interiors are the second major source of sales revenues for this division. The revenues generated by this product group increased by 76.9% to EUR 20.7 million (EUR 11.7 million).

Sales by business area
2004/05 in percent[1]


6.2 (7.0)
General
Industrial
64.2 (61.2)
Original Equipment
29.6 (31.8)
Aftermarket

[1] Last year's figures in parentheses

Original equipment and aftermarket segments

Sales revenues from the original-equipment business with vehicle manufacturers increased by 14.2% to EUR 247.7 million (EUR 216.9 million). BERU glow plugs and the ISS quick-start system are now sold to car producers in three continents. In the United States, we supplied DMAX, the joint venture between GM and Isuzu. Among the European producers, BMW, the Volkswagen Group and DaimlerChrysler use our Instant Start System. BERU also succeeded in expanding its supply share with French carmakers and is now Renault's biggest supplier of glow plugs. And in 2004/05, BERU supplied its auxiliary heating systems not only to the Volkswagen Group and Ford, but also to Japanese and South Korean producers. The Group expects further revenue growth in the current financial year due to the present order situation.

Whereas the sales revenues generated by general industrial customers decreased slightly to EUR 24.1 million (EUR 24.9 million), the Group's aftermarket sales increased to EUR 114.0 million (EUR 112.7 million). Thus around 30% of sales revenues were achieved in the aftermarket business. In the aftermarket business with vehicle manufacturers, declining sales of glow plugs were primarily caused by the late onset of winter. There was no second restocking due to the mild weather towards the end of the year. This effect was exacerbated by customers' very cautious purchasing behavior. Aftermarket sales of glow plugs to vehicle producers revived again moderately at the end of the fourth quarter of the financial year and in April 2005.

The aftermarket business in the domestic market of Germany was the main source of growth with an increase of some 11%. This was a result of gaining new customers and a larger volume of business with existing customers due to our wider product range. Within the countries of the European Union, the aftermarket business in our major markets of France, Italy, Spain and Great Britain developed as expected. Due to the ongoing strength of the euro, sales revenues in the non-EU countries in 2004/05 were slightly below the prior-year level. BERU achieved some growth in North America, however.

Sales by region

2004/05 in percent[1]


10.2 (7.7)
North America
7.9 (7.9)
Asia
2.4 (2.1)
Rest of World
30.9 (35.3)
Germany
48.6 (47.0)
Rest of Europe

[1] Last year's figures in parentheses

International revenue growth

In the Group's biggest market of Europe (excluding Germany), sales revenues increased by 12.5% to EUR 187.4 million (EUR 166.6 million). A slight decrease of 4.8% to EUR 119.0 million was recorded in Germany due to the weak demand for automobiles (EUR 125.0 million). On the other hand, sales revenues increased by 44.9% to EUR 39.4 million in North America (EUR 27.2 million). In Asia, revenues rose by 9.3% to EUR 30.6 million (EUR 28.0 million). In the other international markets, revenues were up 22.1% to EUR 9.4 million (EUR 7.7 million).

Personnel expenses

The BERU Group employed a total workforce of 2,664 people at the balance-sheet date (2,694). Of this total, 1,413 (1,470), or 53%, were employed in Germany. Whereas the domestic workforce decreased by 3.9%, the number of employees outside Germany increased by 2.2% to 1,251 (1,224). Personnel expenses increased by 12.2% to EUR 115.1 million (EUR 102.6 million), mainly due to the personnel costs of the French subsidiaries, which were consolidated for a full year for the first time. BERU Eyquem was acquired in August 2003, and recorded personnel expenses of EUR 10.7 for the last eight months of the 2003/04 financial year; its personnel expenses in 2004/05 were EUR 17.3 million. Additional factors contributing to the higher personnel expenses were severance payments and other exceptional expenses relating to changes in BERU's management. Personnel expenses as a share of sales revenues amounted to 29.8% (28.9%).

Other operating expenses

Other operating expenses for operations, administration and sales increased by EUR 8.1 million to EUR 65.1 million (EUR 57.0 million). This increase was largely a result of the required restructuring of the French subsidiaries. The other operating expenses of BERU Eyquem amounted to EUR 13.7 million (EUR 7.9 million, annualized). Additional cost factors in the year under review were higher administrative expenses relating to advisory services for the due diligence process and in advance of the BorgWarner takeover offer. The Executive Board has prepared a dependent-company report for the 2004/05 financial year and ensured that the Company received appropriate consideration or was adequately compensated in connection with the transactions listed in the report and other actions.

Cost of materials

The cost of materials in the 2004/05 financial year totaled EUR 139.5 million. As a share of sales revenues, the cost of materials fell by 0.5 percentage points to 36.8% due to a shift in the product mix. At the same time, long-term agreements and purchasing conditions with our suppliers helped to counteract price increases for raw materials. In relation to the Group's output volume (sales revenues plus changes in inventories and internally produced and capitalized assets) the cost of materials amounted to 35.8% (35.9%). The gross margin was thus nearly unchanged at 64.2% (64.1%).

Capex and depreciation

in EUR million


40
35
30
25
20
15
10
5
35.6
27.0
36.8
27.1
03/04
04/05
Investment in property, plant and equipment
Total depreciation/amortization

Investment

During the period under review, the total investment of the BERU Group increased by roughly 16% to EUR 49.4 million (EUR 42.6 million). The Group invested EUR 36.8 million (EUR 35.6 million) in property, plant and equipment. Investments in intangible assets totaled EUR 11.3 million (EUR 8.1 million), including the capitalization of development work in an amount of EUR 8.8 million (EUR 6.6 million). This reflects development projects that the Group expects to yield measurable financial benefits in the future. EUR 0.9 million was invested in financial assets in the past financial year (EUR 1.5 million).

At the site in Chazelles sur Lyon, France, BERU invested EUR 7.7 million to set up new production facilities for spark plugs and to expand and modernize production capacity. Investments in Ludwigsburg, Germany, and Tralee, Ireland, were focused on expanding production capacity for glow plugs. Investments were made in a new production line for glow plugs in Ludwigsburg. At the Muggendorf site in Germany, BERU invested in the production of ignition coils. At the Group's electronics plant in Bretten, Germany, investments were made in an additional automatic assembly line for the ISS products and also in new production equipment for the PTC auxiliary heating systems. Furthermore, the Group invested in the expansion of IT systems and new software that supports production processes and administration.

The BERU Group's research and development expenditure was once again above the industry average in 2004/05. BERU spent EUR 30.1 million (EUR 27.6 million) on research and development, EUR 2.5 million more than in the prior year. This was equivalent to 7.8% of total sales revenues, the same as in the prior year.

The Group's depreciation and amortization for the period were equivalent to 7.0% of total sales revenues – slightly lower than in the prior year (7.6%). This was primarily due to the fact that in the prior year, with the changeover of accounting to IFRS, goodwill impairments were recognized and thus no further writedowns were required in 2004/05.

Finances

BERU was once again able to finance the investments it made fully out of its cash flow. The Group's cash flow (net income plus depreciation and amortization and changes in long-term provisions) decreased by 20.6% to EUR 51.0 million (EUR 63.2 million) due to the low net income. The operating free cash flow (net income plus depreciation and amortization and changes in long-term provisions minus investments, before divestments) fell to EUR 10.8 million (EUR 24.7 million) due to the lower net income as well as the higher investments compared with the prior year.

EBIT

Earnings before interest and taxes (EBIT) amounted to EUR 50.5 million (EUR 53.4 million), equivalent to an EBIT margin of 13.1% (15.1%). Adjusted to exclude one-time, exceptional expenses, which totaled EUR 5.0 million, earnings before interest and taxes of EUR 55.5 million were 3.9% higher than the prior-year figure of EUR 53.4 million. This represents an operating margin of 14.4%. Earnings before interest, taxes, depreciation and amortization (EBITDA) decreased slightly due to the effects of the exceptional items to EUR 77.6 million (EUR 80.5 million).

Group sales revenues and earnings before taxes
in EUR million


450
400
350
300
250
200
150
100
50
46.0
56.5
49.1
304.5
354.5
385.8
02/03
03/04
04/05
Group sales revenues
Earnings before taxes

Earnings before taxes

The investment and financial result was negative with a loss of EUR 1.4 million. This was mainly caused by interest expenses of some EUR 3 million on tax due for previous years relating to the results of a tax field audit for the period of 1997/98 through 2001/02. In addition, net interest income was negatively affected by expenditure for a loss compensation for a non-consolidated subsidiary in an amount of EUR 0.6 million. Earnings before taxes amounted to EUR 49.1 million (EUR 56.5 million). Adjusted to exclude one-time exceptional expenses in an amount of EUR 5.0 million, earnings before taxes amounted to EUR 54.1 million. The return on sales before taxes was 12.7% (15.9%). Adjusted for one-time exceptional effects, the return on sales before taxes was 14.0%.

Taxes

The Group's total effective tax rate reached a level of 51.7% (35.9%). This very high tax rate is caused by the tax payments for previous years as a result of the tax field audit for the period of 1997/98 through 2001/02 as well as for the following years of 2002/03 through 2004/05. In total, the tax field audit carried out in 2004/05 led to an additional expense of some EUR 7 million. The overall effective tax rate was also impacted by the "taxe professionelle" payable in France, which is independent of earnings. An additional factor was that the newly acquired French companies were consolidated for a full year in 2004/05 for the first time, while taxes were only payable for the last eight months of the prior year. The effective tax rate adjusted to exclude the tax payment for prior years was 34.8% (36.7%).

Net income and earnings per share

Net income amounted to EUR 23.5 million compared with EUR 35.9 million in the prior year. Earnings per share amounted to EUR 2.35 (EUR 3.59).

Earnings per share
in EUR


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
3.59
2.35
03/04
04/05

Balance-sheet structure

The BERU Group has a sound balance-sheet structure. BERU's equity ratio of 68.0% (68.5%) is one of the highest in the metal-working sector. Including minority interests, the equity ratio of the BERU Group was 68.6% (68.9%).

Total assets increased by 6.2% to EUR 436.6 million (EUR 411.0 million), while property, plant and equipment rose by EUR 14.1 million to EUR 142.4 million (EUR 128.3 million) due to the investments made in production facilities. The increase in intangible assets by EUR 7.3 million to EUR 34.7 million (EUR 27.4 million) resulted primarily from capitalized development projects. Fixed assets increased to EUR 185.3 million (EUR 162.1 million).

Current assets remained nearly constant at EUR 243.5 million (EUR 242.8 million). The comparatively high level of inventories is essential for BERU because of its strong focus on the spare-parts business. For success in the aftermarket business it is crucial to supply customers with a wide range of products and to ensure rapid deliveries. Inventories rose to EUR 60.7 million (EUR 55.6 million), while trade receivables rose to EUR 75.8 million (EUR 73.7 million). These increases are in line with the course of business.

BERU Group balance-sheet structure – assets
in percent


39.4
42.4
59.1
55.8
1.5
1.8
2003/04
2004/05

□ Fixed assets
□ Current assets
□ Deferred taxes

BERU Group balance-sheet structure – equity and liabilities
in percent


68.5
68.0
0.4
0.6
12.0
15.2
15.4
12.6
3.7
3.6
2003/04
2004/05

□ Shareholders' equity
□ Minority interests
□ Provisions
Liabilities
□ Deferred taxes

On the side of liabilities and shareholders' equity, equity capital increased by 5.5% to EUR 297.0 million (EUR 281.6 million). This mainly reflects the net income of EUR 23.5 million and the dividend distribution of EUR 11.0 million for the 2003/04 financial year. On the balance-sheet date, the consolidated balance sheet included earnings reserves of EUR 174.4 million (EUR 146.3 million). The return on equity decreased to 8.1% as a result of the lower net income (13.4%).

Provisions increased to EUR 66.3 million (EUR 49.1 million), most of which was due to a provision of some EUR 10 million formed for tax payments for previous years as a result of the tax field audit. Another factor was the increase in contract-loss provisions of EUR 1.5 million at BERU AG, Ludwigsburg.

BERU is infact debt free. The Group reduced its liabilities to banks by EUR 4.3 million to EUR 22.5 million (EUR 26.8 million), while available liquidity (securities held as current assets plus cash and cash equivalents) amounted to EUR 100.6 million (EUR 105.0 million). The value of net financial assets amounted to EUR 78.1 million, almost identical to the prior-year level (EUR 78.2 million). The gearing ratio (financial liabilities minus securities held as current assets and cash and cash equivalents in relation to equity capital) was 41.4% at the end of the financial year (46.8%). The potential of the BERU Group for continued expansion and value growth is secure against the backdrop of a sound asset, financial and earnings position.

Orders received

Due to new product startups and the rising demand for diesel vehicles, BERU has a good order situation. Orders received increased by 8.5% to EUR 406.3 million (EUR 374.6 million). The order backlog on March 31, 2005 was up 12.4% to EUR 186.8 million (EUR 166.2 million).

Supplementary report

Between the end of the 2004/05 financial year and June 22, 2005 (date of adoption of the annual financial statements and release for publication), no events have occurred that are of particular significance for the Group's profitability, finances or assets.

Revenue developments by division and sales channel

Sales development in Diesel Cold-Start Technology
in EUR million


200
175
150
125
100
75
50
162.6
181.8
03/04
04/05

Diesel Cold-Start Technology

In its core division of Diesel Cold-Start Technology, BERU increased its sales revenues by 11.8% in 2004/05 to EUR 181.8 million (EUR 162.6 million). The original-equipment business for cars actually grew by 14.2%.

BERU succeeded in significantly expanding its sales revenues from glow plugs for the OEMs, in particular with French producers, and made further gains in market share. The Company successfully defended its position versus international competitors and maintained its market leadership.

Unit sales of the Instant Start System (ISS) also developed positively. In the third year after the launch of this innovation, BERU already supplied all of the German manufacturers as well as some of the American and Japanese carmakers. Due to strong demand, we expanded the production capacity of BERU Electronics GmbH in Bretten by means of a temporary flexibilization of working time, in order to satisfy this increased demand. As of March 2005, BERU will also supply DMAX, a joint venture between GM and Isuzu, with the second generation of ISS control units. New product startups for Mercedes-Benz diesel engines and added models from European and Asian producers with ISS as standard equipment will help to secure sustained high double-digit growth rates. The business with cold-start systems should be significantly expanded once again in the current financial year.

The rise in sales revenues from diesel cold-start systems has benefited from the increasing popularity of diesel engines in Western Europe. In 2004, cars with diesel engines accounted for 48.4% of the total new car registrations (43.7%). This is equivalent to about 7 million vehicles. New registrations of passenger cars and light trucks with diesel engines also increased in the United States, where diesel penetration is traditionally very low, accounting for 3.4% of the total compared with 2.3% in the prior year. This is equivalent to about 470,000 vehicles. The rapid increase in fuel prices, attractive diesel models and new engines are some of the factors behind the diesel trend.

Sales development in Igniton Technology
in EUR million


130
120
110
100
90
80
70
60
105.5
113.9
03/04
04/05

Ignition Technology

Despite a difficult environment, the Ignition Technology division posted a 8.0% increase in sales revenues to EUR 113.9 million (EUR 105.5 million). BERU Eyquem in France played a large part in this revenue increase. BERU succeeded in gaining new customers in the original-equipment business and increased its supply share with French carmakers in 2004/05. The Company is a major supplier of ignition products to automobile manufacturers in Western Europe. In the past financial year, BERU received a spark-plug order from a European producer consortium that is jointly developing a new 1.5 liter engine. Series production is planned to begin in the middle of 2006.

Our revenue growth in the European aftermarket business was in line with our expectations, whereas sales revenues in the aftermarket business outside Europe were impacted by the weak dollar. Revenues from ignition coils rose slightly in the past financial year, despite lower production figures for gasoline engines in Western Europe. Due to its new customers and higher penetration with a French producer, BERU anticipates a further sales revival in the current financial year. The positive development of sales revenues from ignition coils, ignition connectors and parts went according to plan. Ignition connectors and parts have reached the end of their lifecycles in the OEM business and were mainly sold in the field of industrial wholesaling. Gains in market share were achieved by penetrating new markets, expanding the product range and including the Eyquem products in the aftermarket program.

Sales development in Electronics and Sensor Technology
in EUR million


100
90
80
70
60
50
40
30
20
10
86.4
90.1
03/04
04/05

Electronics and Sensor Technology

The development of sales was varied in our youngest division of Electronics and Sensor Technology. Whereas the division grew overall by 4.3% to sales revenues of EUR 90.1 million (EUR 86.4 million), unit sales of the PTC (positive temperature coefficient) auxiliary heating systems increased at a far higher rate. The sales revenues generated by this product group soared by 76.9% to EUR 20.7 million (EUR 11.7 million). In the year under review, BERU supplied its PTC systems not only to the Volkswagen Group and Ford, but also to Japanese and South Korean carmakers. The Group expects further revenue growth in the current financial year due to the good order situation.

Leading German and Asian automobile producers also decided in favor of BERU's high-temperature sensors in 2004/05. We anticipate significant increases in unit sales as of the end of 2005. In the medium term, BERU assumes that all diesel engines fitted with a diesel-particulate filter will have to be monitored with high-temperature sensors. In the year 2004, the number of new registrations of cars with diesel engines in Western Europe was around 7 million. In the next three years, growth to a total of about 9 million units is expected.

However, the sales revenues generated by our Tire Safety System (TSS), a direct tire-pressure monitoring system, remained below our expectations. Revenues of EUR 22.2 million were well below the prior-year level (EUR 30.8 million). Although BERU supplied TSS as an optional extra to the German manufacturers, BMW, DaimlerChrysler, Porsche and the Volkswagen Group, the expected sales growth in the United States failed to materialize. Now that in April 2005 the US NHTSA (National Highway Transportation Safety Agency) created legal certainty regarding the planned mandatory fitting of tire-pressure monitoring systems in automobiles in the United States, we assume that existing customer orders will be called up in accordance with the phase-in scenario that has now been fixed for the US market. However, as this phase-in scenario is slower than was originally foreseen, we do not anticipate significant increases in sales until the 2006 financial year. The NHTSA has stipulated that starting in September 2005, just 20% of all cars and light trucks have to be fitted with tire-pressure monitoring systems instead of the originally planned 50%. In the next stage, as of September 2006, 70% of newly registered vehicles must have such a system. And from September 2007, this applies to all new vehicles up to a gross weight of 4.5 tons. Due to these new regulations for cars and light trucks, US producers of heavy trucks and buses also plan to introduce tire-pressure monitoring systems in their vehicles. BERU has been requested by several US manufacturers to adapt for their commercial vehicles the TSS that was originally developed for the Mercedes-Benz Actros.



The new logistics center in Ludwigsburg helps us to achieve a higher-than-average delivery rate.


BERU

In 2004, BERU was present at numerous trade fairs such as Mondial de l'Automobile in Paris.

Growth in the aftermarket business

In the aftermarket business, BERU generated sales revenues of EUR 114.0 million compared with EUR 112.7 million in the prior year, so that once again, some 30% of the Group's revenues were attained in this sector.

In 2004/05, the aftermarket business grew substantially in our domestic market of Germany, with a rate of more than 11%. This increase was due both to gaining new customers and achieving higher sales with existing customers because of the wider product range. The aftermarket business also developed positively, as expected, in the major markets of the enlarged European Union (EU 25). The most important EU markets for BERU are France, Italy, Spain, Benelux and Great Britain. Due to the ongoing strength of the euro, sales revenues in the non-EU countries of Europe did not equal the prior-year level. BERU achieved slight growth in North America, however.

With ignition technology products, which account for two thirds of our aftermarket revenues, BERU increasingly profited from the relaunch of the traditional Eyquem spark-plug brand in our second-most important market of France. BERU will also market its products under the Eyquem label internationally in countries where the brand is well established.

BERU achieved nearly 90% of its aftermarket revenues in Europe. Our goal is to continue along our growth path of recent years and to further expand our aftermarket business in overseas markets. With a rapid-delivery rate of 97.7%, which BERU achieved in Germany in the past financial year, the Company is well above the industry average. The new logistics center in Ludwigsburg plays a major role in ensuring this better service.

High quality, service, reliability and performance are the core features of our brand. They make it possible for us to generate continuous growth in the aftermarket business. BERU is continually working on maintaining and enhancing its high degree of brand awareness and on marketing the innovative BERU products internationally. In the past financial year, BERU was present at numerous international trade fairs such as the Automechanika in Frankfurt am Main, Auto China in Beijing or Mondial in Paris. But BERU also uses regional wholesale trade fairs to market the brand and its wide product range. The direct contact to repair shops and retailers is important to us. For example, last year BERU once again organized promotion tours in several European markets to present the new Ultra-X range of spark plugs to our customers. BERU also sponsored sport events in 2004/05 such as the BERU Top 10 Touring Car Racing Championships and the Ice Speedway World Championship.

Report on the subsidiaries


BERU
Bienvenue chez
BERU TDA

BERU TdA SAS spark-plug factory in Chazelles sur Lyon, France

The subsidiaries of BERU AG showed an overall positive development in the year under review. Most of our subsidiary companies were able to maintain or slightly increase their sales revenues and earnings compared with the prior year.

BERU Eyquem increases sales revenues

The companies of the French subgroup BERU Eyquem (excluding BERU SAS) acquired in 2003/04, that is, BERU TdA SAS, BERU Eyquem SAS and Eyquem SNC, contributed total sales revenues of EUR 46.9 million (EUR 25.4 million), representing a major portion of the Group's revenue growth in the segment of Ignition Technology. This was primarily due to the fact that in the year under review, the companies were consolidated for the full year, whereas in the prior year they were only consolidated for eight months. Another factor is that BERU Eyquem SAS consolidated the French aftermarket business, which was acquired by BERU SAS in January 2004, for a full year, whereas in the prior year only the last quarter took effect. Although the revenue trend of the French subgroup (excluding BERU SAS) did not fulfill our expectations, BERU TdA SAS and BERU Eyquem SAS achieved a positive operating result, which, however, was negatively impacted by the French "taxe professionelle", which is independent of earnings. The focus of the investments of EUR 7.7 million by BERU TdA SAS in Chazelles sur Lyon was on modernization and the construction of a new production plant. Production processes at this site were adjusted to the new compact 12-millimeter spark-plug technology enabling BERU to position itself as a premium supplier of spark plugs.

BERU SAS

As a subsidiary of BERU Eyquem SAS, BERU SAS, based in La Ferté-Macé, France, belongs to the French subgroup, but is considered and accounted for separately as a producer of ignition cables. This company's sales revenues decreased to EUR 9.4 million due to the transfer of the French aftermarket business to BERU Eyquem SAS. It delivered a positive profit contribution within the range that had been expected.

BERU Hungaria becomes 100% subsidiary

As of July 26, 2004, BERU AG acquired the remaining 24.9% equity interest in REMIX Group Electronics Rt., Tiszakécske, Hungary, so that BERU AG now holds 100% of the shares in this company, which was renamed as BERU Hungaria Rt. in the context of this transaction. As early as May 2001, BERU AG had already acquired a majority stake in REMIX Group, which produces components for BERU's industrial electronics and sensors. With a slight decrease in sales revenues, which are generated within the Group, BERU Hungaria still delivered a positive contribution to the Group's earnings.

Positive earnings at BERU F1

The Formula One Racing supplier, BERU F1 Systems Ltd., UK, achieved a positive EBIT in the past financial year. The restructuring measures taken in the previous years, which included a staff reduction, and the introduction of TSS in various racing series had a positive effect in 2004/05.

Increase in sales revenues for South Korean subsidiaries

Our subsidiary BERU Automotive Co. Ltd., in Shihung City, South Korea, achieved sales revenues of EUR 7.8 million in the glow-plug business, an increase of 16.4% (EUR 6.7 million). Our other South Korean subsidiary, BERU Korea Co. Ltd. in Chungju-City, which produces ignition coils, pumps and containers for screen-wash systems, achieved a 15.6% increase in sales revenues to EUR 14.8 million (EUR 12.8 million). A prime cause of the growth for both subsidiaries was increased OEM business with the South Korean automobile and systems producers. The operating results of our South Korean subsidiaries also improved slightly compared with the prior year.

Slight decrease in sales revenues in Mexico

Our Mexican subsidiary, BERU S.A. de C.V., in Civac-Jiutepec, Morelos, which mainly specializes in producing ignition cables for gasoline engines for OEMs in the NAFTA region, reported a fairly constant level of sales revenues with OEMs. But due to the weak peso, sales revenues measured in euros were 6.1% lower than in the prior year at EUR 6.2 million (EUR 6.6 million). Although the company's operating margin decreased, EBIT was still positive.

Satisfactory growth for Italian and Iberian subsidiaries

BERU's Italian subsidiary, B 80 S.r.l., Biassono, which is focused on the production of glow plugs for the aftermarket business with OEMs as well as the second-brand and private-label business, increased its sales revenues by 3.4% and thus increased its revenues within the Group by 32% as a result of taking over the production of glow plugs for Eyquem. Its reported sales revenues thus amounted to EUR 6.1 million (EUR 5.9 million). The Italian subsidiary BERU Italia, which is solely active in the aftermarket business in Italy, increased its sales revenues to EUR 6.3 million (EUR 6.2 million). Both companies achieved a positive operating result in the past financial year. Our Spanish subsidiary, BERU Microelectrónica S.A., which develops and produces complex electronic components and hybrid switches, posted a slight increase in sales revenues to EUR 5.9 million (EUR 5.8 million), and once again achieved a good operating margin.

BERU Electronics GmbH anticipates a revival in sales revenues

BERU Electronics GmbH, based in Bretten, Germany, achieved a 35.2% increase in sales revenues in 2004/05, mainly based on intra-Group sales. This company is responsible for developing and producing the electronic components for the PTC auxiliary heating system, the ISS diesel cold-start system and the TSS tire-pressure monitoring system. Although sales revenues from ISS and PTC products developed even better than planned, TSS unit sales did not meet our expectations. This was primarily due to declining equipping rates and order postponements caused by the legal uncertainty in the United States, where tire-pressure monitoring systems will be mandatory for 20% of newly registered cars and light trucks as of September 2005.

The Irish facility of BERU Electronics GmbH in Tralee, was largely responsible for this increase, generating sales revenues of EUR 36.2 million (EUR 30.7 million), mainly from sales within the Group. In the period under review, BERU substantially expanded its capacity at this site with an additional production line for glow plugs. From our site in Ireland, which benefits from low tax rates, we supply glow plugs to the North American market and to some European manufacturers. Operating profit was reduced by an increase in depreciation related to the expansion of production capacity as well as by higher material costs, and thus did not increase at the same rate as sales revenues.

Associated companies and equity participations

The Group's associated companies and equity participations developed according to plan in 2004/05. The joint venture IMPCO-BERU Technologies B.V. based in Delfgauw, Netherlands, in which BERU holds a 49% interest, reported a normal 12-month year in 2004, following its prior financial year of 20 months. This company, which specializes in alternative drive systems and equipment for gas-powered engines, maintained its average monthly sales revenues at the level of the prior reporting period and delivered an increased profit contribution.

Efficiency and flexibility in production



The glow-plug production plant in Ludwigsburg

Our strategic product orientation takes full account of the present trends towards diesel, safety and comfort. BERU is focused on the growth markets of diesel cold-start technology, safety technology and auxiliary heating systems. Within these divisions, we concentrate on products and product concepts that have the potential to achieve our productivity targets in the medium term.

During the period under review, the Group invested EUR 36.8 million (EUR 35.6 million) in property, plant and equipment. At the BERU TdA spark-plug plant in Chazelles sur Lyon, France, BERU invested in high-quality, economical production lines. The plant's three areas of production – metal production, ceramics production and final assembly – are now state of the art.

With these investments in the Chazelles plant, the priority was on improving the quality of processes, that is, on purchasing new, state-of-the-art machinery and equipment. Parallel to this, a new twelve-millimeter spark plug is being prepared in Chazelles; it should be ready for series production within the coming financial year.

Investment in Germany

At the German production facility in Ludwigsburg, BERU adapted and expanded its capacities, especially for the modern four-millimeter glow plugs and special models for BERU's ISS (Instant Start System) for diesel engines. In Tralee, Ireland, the focus was on expanding capacity for five-millimeter and six-millimeter glow plugs.

In Ludwigsburg it is now possible to produce some 200 different types of glow plugs on ultra-modern, economical production lines. BERU invested in a new, flexible production line in Ludwigsburg in 2004/05. The production line for five-millimeter and six-millimeter glow plugs in Ludwigsburg was transferred to Tralee. BERU Electronics therefore now has two modern, flexible production lines in Ireland.

In the past financial year, BERU also invested in its electronics location in Bretten, Germany, where an additional automatic ISS assembly line and a new production line for PTC auxiliary heaters were installed. And in Muggendorf, BERU expanded its production capacity for ignition coils.

High quality level further improved

During the current financial year, the Group intends to expand its research and development facilities in Ludwigsburg. The test center is to be expanded with a new building adding about one thousand square meters of floor space. In addition to quality management and testing, the new extension will also accommodate some of the development activities for glow plugs for diesel engines. The areas of product testing and quality assurance will also be expanded. With these invest-



BERU's new test center in Ludwigsburg

ment decisions, BERU has reflected the wishes of its customers for the Company to take over an increasing share of research and development services. Construction work is to start in July 2005. The new building is to be completed at the end of March 2006. BERU intends to invest nearly EUR 5 million in the expansion during this financial year and the next.

Utilization of synergy potential

The Group plans to realize the synergy potential existing in the production network and production facilities and to adapt its structures. The focus of our investment in the current financial year will be on our diesel cold-start technology and the expansion of production facilities for the tire-pressure monitoring system and sensor technology.

We will continue modernizing and expanding our production facilities, and once again plan for more than 50% of our investment to take place in Germany. We aim to consistently expand our key technologies and core expertise, but also to make adjustments and to purchase externally where this make financial sense. Another option that we will regularly review is the relocation of production facilities at sites within our production network with lower labor costs or production costs.

A focus on cost controls

In view of our earnings development, we expect material costs to increase slightly in relation to sales revenues. This is primarily due to the higher share of electronics in our product mix in the future. The current price development of raw materials will additionally cause our purchasing prices to rise slightly compared with the prior year.

We will attempt to effectively counteract this trend with a consistent procurement policy, on the one hand honoring long-term commercial relationships with our suppliers, on the other hand building up new international sources. This approach includes reducing purchasing costs by re-engineering the design of our products and components.

The pay settlements negotiated in the metal and electrical industries will cause a 2.2% increase in wages and salaries this year, including the 0.7% structural component of the ERA framework agreement. However, we are also determined to avoid an increase in personnel expenses in relation to sales revenues this year. Suitable actions have already been defined. The Executive Board has approved new targets and measures have been taken to realize savings in personnel expenses and cost of materials in the current financial year.

Report on research and development

Developments for the cars of tomorrow

In the automotive industry, the BERU brand stands for innovative product solutions and high quality standards with ignition, diesel cold start, and electronics and sensor technology. Recognizing trends at an early stage, developing high-performance products together with our customers, and producing them cost-efficiently – these are our strengths. High levels of investment in research and development secure our long-term corporate success and our market leadership. For example, in the year under review, the Company once again invested 7.8% of its sales revenues in the development of new products – significantly more than the average in the sector.



ISS production – high-performance electronics in minimal space

Quicker start, lower emissions

The permanent further development of new diesel engines and combustion systems is focused on reducing fuel consumption and exhaust emissions. New European and US legislation requires a massive reduction in emissions. BERU is making an important contribution to this, particularly with its diesel cold-start technology.

With its Instant Start System (ISS) for diesel engines, BERU ensures that engines start immediately and with low emissions also at extremely low temperatures. BERU already supplies this innovative technology as standard equipment. The diesel boom in Western Europe which continues at an undiminished rate and the expected market growth in the United States and Asia open up long-term sales potential for ISS. BERU now supplies all of the major German automobile manufacturers with this system, as well as producers in the United States and Asia.

Starting this summer, second-generation ISS will be used in diesel-powered light trucks built by DMAX, a joint venture between General Motors (GM) and Isuzu. In addition to controlling the quick-start glow plugs, this system also includes an additional intake air heater that further reduces the formation of smoke and soot. The system can also be used quite efficiently for the regeneration of diesel particulate filters.

Intelligent pressure-sensor glow plugs

New emission limits in Europe (Euro V) and the United States (Tier 2/LEV II) will further reduce diesel engines' permitted exhaust emissions. Limits for the emissions particularly relevant for diesel engines, NO_X and particulate matter, will be up to 90% below the present level and thus close to the limits of detection. These emission standards cannot be achieved with conventional methods only.



Moving towards "green diesel" with the PSG intelligent glow plug

The required reduction in particulate matter can probably be achieved using modern particulate filter systems. Today's aftertreatment methods are insufficient to achieve the NO_X goals. In addition, engines' raw emissions will also have to be improved. This is why intensive research work is being carried out on alternative combustion systems promising very low NO_X emissions. With the combination of these two technologies, the required emission limits should be achievable; it might even be possible to do without NO_X aftertreatment, which would save significant costs.

Against this backdrop, all of our customers are moving forward with the development of alternative combustion systems. The need for highly accurate injection volumes, injection timing and exhaust-gas recirculation control with alternative combustion methods requires constant monitoring of the combustion process. The position of the glow plug in the combustion chamber makes it ideal as a sensor. Therefore, a part of BERU's project development team is working on glow plugs with integrated sensor functions.

In this context, BERU's development engineers have integrated a piezo-resistant pressure sensor in the glow plug. In view of the extremely high temperatures, vibrations and pressures in the cylinder head, the mechanical structure of the glow plug is an important factor for success. The heating element is not pressed into the body of the glow plug, as is common practice, but fitted as a moving part so that pressure is transferred to a membrane in the rear part of the glow plug. The actual pressure sensor is positioned well away from the combustion chamber in an area with significantly better ambient conditions. The thermal stresses on the seal are controllable, because a heating element of the BERU ISS Instant Start System is used that glows only at the tip.

The intelligent Pressure Sensor Glow Plug (PSG) is already being tested by several European vehicle manufacturers, and will probably be fitted as standard equipment to the latest diesel engines in 2006. BERU's technology will thus contribute towards making the demand for high-torque engines and driving pleasure compatible with rational requirements in terms of economy and environment protection.

More performance, reduced emissions

In the future, modern diesel engines will have significantly lower compression ratios, contributing to further reductions in exhaust emissions when the engine has reached its normal operating temperature. During cold starts and in the warm-up phase, the lower final compression temperature worsens the ignition of the fuel-air mixture and the combustion process, with negative effects on emissions and engine smoothness. Improving both of these properties is one of the main areas of development for diesel cold-start technology. In this context, BERU is working on an electronically controlled high-performance intake-air heater, which is fitted directly in the diesel engine's intake manifold and which heats up the air in the critical warm-up phase. This electronically controlled heating device is controlled by the engine-management system or directly by the BERU ISS.

BERU's diesel cold-start systems thus support the complete combustion cycle of modern diesel engines: Electrically controlled instant-start glow plugs initiate optimal engine starts, high-performance intake air-heaters reduce pollutant emissions during the warm-up phase and the entire operating cycle, and the new BERU pressure-sensor glow plug monitors the quality of combustion.

Space-saving, high-performance ignition technology

The trend towards smaller, more efficient gasoline engines, often with turbo-charging, requires smaller spark plugs with longer lifetimes. BERU therefore installed production facilities in Chazelles sur Lyon for the production of the 12-millimeter spark plugs, which are two millimeters in diameter smaller than today's conventional spark plugs. This size reduction places higher demands on the dielectrical performance of the spark plugs' ceramics. For this reason, BERU developed a new type of ceramics with increased dielectric strength. The slim-line M12 spark plugs will be increasingly used in modern direct-injection gasoline engines.

The development of modern ignition coils also follows the requirements of new innovative engines for space-saving coils with increased performance. This will boost demand for pencil coils. The integration of the power switch and more reliable on-board diagnostic capabilities means that more and more electronic components are built in.

Expansion of Electronics and Sensor Technology

With its youngest division of Electronics and Sensor Technology, BERU is reflecting the increasing use of electronic components in motor vehicles and the trend towards more comfort and safety. In the field of automotive sensors, BERU produces many different temperature, pressure, speed and position sensors for applications in engines, powertrains and the exhaust systems. Development work is concentrated on highly specialized sensors with integrated signal processing. One example of this is the RME sensor (rape-seed-oil methyl-ester sensor) for measuring the proportion of biodiesel in diesel fuel. For monitoring the functions of specially coated car radiators, which have the effect of reducing ozone and are used in the United States, we have developed a so-called PremAir sensor, which will be used by two German automakers starting in 2006.

BERU's high-temperature sensors for temperatures of up to 1000° Celsius are already in series production. These sensors are used in exhaust gas recirculation systems and to monitor diesel particulate filters and $DeNO_x$ catalysts. The increasing use of diesel-particulate filters in modern diesel vehicles opens up new growth potential for BERU. Every diesel-particulate filter needs to be monitored by at least one high-temperature sensor. Some designs actually require three sensors. We expect BERU to achieve a similar market penetration in this area to what it already has with diesel cold-start systems.



BERU-Eichenauer produces PTC auxiliary heating systems on ultra-modern assembly lines.

More comfort with new systems

Demand is rising for cars with innovative diesel engines or direct-injection gasoline engines. However, both designs of engine have one disadvantage: They are so efficient that the waste heat is often insufficient to ensure pleasant temperatures in the vehicle interior. BERU compensates for this thermal deficit with its electronically controlled PTC auxiliary heating systems. PTC stands for positive temperature coefficient and refers to the self-controlling properties of the ceramic heating elements used by BERU. During the reporting period, German, Japanese and South Korean automakers were supplied with BERU PTC auxiliary heating systems, for example, the Volkswagen Group, Mazda, Hyundai and Kia. BERU anticipates rising demand for these products and is encouraged in this view by initial orders from the US manufacturer Ford.

Innovative tire-pressure monitoring systems

BERU's further developed, direct-measuring tire-pressure monitoring system, TSS (Tire Safety System), features a high degree of integration of the electronic wheel sensors, which have not only pressure and temperature sensors, but also an acceleration sensor all on one chip. This allows speed-related measurements, and extends the lifetime of the TSS batteries to up to ten years.

In the future, BERU will offer two versions of the direct tire-pressure monitoring system: the comfort version with automatic wheel-position recognition, and the basic version of the TSS. Unlike the basic version, with the comfort version it is no longer necessary to manually reset the new wheel positions and the new wheel sensors after a tire change. We assume that the basic version will facilitate the further spread of TSS in small cars, however.

BERU is already working on the third generation of TSS. Our engineers have succeeded in further reducing the number of parts required for a convenient, reliable tire-pressure monitoring system, thus reducing unit costs. The new system consists of a compact control unit with integrated antenna and four electronic wheel units. The sensor, transmitter and battery are combined into one unit. In this way, BERU has succeeded in reducing the price of the system even further, and has made TSS more compact. TSS features wheel recognition and allocation. The technical advantage is that position allocation takes place by evaluating the rotation-direction signals that come from the individual electronic wheel units and are transmitted by radio. Furthermore, the movement of the vehicle is evaluated in combination with the axle-specific separation of the wheel electronics.

Risk report

Identifying and controlling opportunities and risks

Risk management concerns the targeted securing of existing and future business potential. Risk management at BERU AG is based on a systematic, Group-wide process of risk recognition, evaluation and control. As a result of the controlled approach to risks, the Group's assets, finances and profitability are secured and the Group's management is able to recognize disadvantageous developments at an early stage, that is, before any damage occurs. This makes it possible to take appropriate countermeasures in good time.

Efficient organization of risk management

The Group's risk-management system is an integral part of our corporate management. It includes all of the Group's important planning, controlling and reporting processes. Using a uniform reporting system, the Corporate Controlling department monitors and analyzes the situation of the Group companies' assets, finances and profitability. In addition, the responsible executives regularly report on a catalogue of risks valid for the whole Group. These results are weighted with their respective probabilities of occurrence and summarized in a detailed risk report, which is submitted to the Executive Board and the Supervisory Board. The resulting measures to be taken are evaluated in terms of their efficiency and decided upon by the Executive Board.

The department responsible for the risk-management system regularly reviews the Group's risk exposure and the appropriateness of business processes. In addition, the system ensures that the internal monitoring systems function properly and evaluates the entire risk catalogue. In this way, the management receives information relevant for its decisions on controlling and optimizing the individual departments of the Company. It can therefore react in good time to signs that the Company's position might be jeopardized by the market situation, new legislation or technological developments.

Economic risks

As a group with worldwide operations, BERU is subject to the economic trends of international markets and their underlying conditions, which often differ considerably. Global political tension can further worsen the unstable economic situation, with a consequential negative impact on our future business developments.

The sharp increase in the price of crude oil and the resulting increase in fuel prices give cause for concern. Although this is expected to have a negative effect on car sales, higher gasoline prices could boost the market share of diesel cars. This would be to the Company's benefit due to our strong position in this field.

Industry risks

The ongoing weakness of the world economy is having a distinct effect on the automotive industry. The large majority of BERU's products are for customers in this industry, making us directly dependent on the vehicle manufacturers' business developments. There are also dependencies on structural trends such as diesel's share of new car registrations and the market penetration of safety equipment such as tire-pressure monitoring systems. The Company counteracts these risks with effective cost management. Local fluctuations in demand can cause temporary problems with capacity utilization, which can be offset by taking suitable measures.

As the world's market leader in the product area of diesel cold-start technology, the regularly recurring political discussions about diesel taxation and legal requirements for soot-particulate filters in diesel engines could be damaging for BERU. This will apply in particular if the current political discussions in Germany about tax support for diesel-particulate filters or government sanctions being imposed on conventional diesel engines are not quickly brought to an end, as this could lead to ongoing uncertainty among consumers and planned purchases being postponed, with corresponding negative effects on new registrations of diesel cars in Germany. In the past, however, such issues had no negative impact on the Company's business development.

In the field of spark plugs, BERU is confronted with the global over-capacities of the major competitors. This is also affecting our production site in Chazelles, France, which is now in a process of renewal. As a result, risks arise relating to the utilization of capacity and the margins that can be attained in the market.

Product risks

If the Company should fail to maintain its technological leadership, there is a risk that products manufactured by BERU could be partially replaced by new technologies. BERU therefore makes all efforts to protect its position as technology leader and to recognize its customers' development tendencies and requirements at an early stage. BERU strives to be a trendsetter through its high research and development expenditure, new product concepts and close contacts to its customers. Additional risks lie in the continuing growth of the importance of electronic systems and components in BERU's product range, which are more sophisticated in terms of technology and manufacturing than conventional products. One of these electronic components is the Instant Start System (ISS) in the area of diesel cold-start technology.

Profit risks

BERU continues to make high advance investments in the development of new products. Last year, research and development expenditure was once again above the average for the industry at 7.8% of sales revenues. We expect the product developments of recent years to have a positive effect on our sales revenues and earnings in the coming years as a result of further increases in production volumes. If the existing risks give rise to any disturbances or delays, this would have to be counteracted with cost reductions.

Our newly acquired production facility for spark plugs in France serves the goal of enhancing our product competence with our own manufacturing base. This involves high investment volumes in the coming years. Now it is important to quickly achieve the goals we have set by renewing the technological basis of the plant in Chazelles sur Lyon and by integrating its sales and administrative functions. The resulting market opportunities are accompanied in the short term by risks from the acquisition of the company and from the market-related utilization of capacity, which, due to the aforementioned goals, can be counteracted only to a limited extent on the cost side.

The tax risks and additional expenses resulting from a tax field audit for the years of 1997/98 through 2001/02 are covered to an appropriate extent by corresponding provisions in the consolidated financial statements. Based on the underlying facts, it is possible that the trade tax-expense and corporate-income-tax expense of BERU AG will be slightly higher in the future.

Price-change risks

The entire industry is subject to substantial price pressure from customers, which BERU can avoid to only a limited extent. Agreed and foreseeable price reductions and rebates are therefore regularly included in our corporate planning. Provisions have been formed in an appropriate volume for anticipated loses from supply obligations from unprofitable orders.

On the purchasing side, sharp increases in the prices of steel, nickel and alloys have occurred since last year due to the strong demand from Asia. The responsible purchasing departments are making intensive efforts to minimize the resulting price increases for BERU.

Asset risks

Potential risks resulting from investments and acquisitions are carefully examined and evaluated with support from external specialists. We have extensive insurance protection against unforeseeable losses, including extensive product-liability cover. The usual operating risks are covered by appropriate provisions for warranties.

The main asset risks for the parent company are to be found in the valuation of investments in some of our subsidiaries and the loans granted to them. These assets are subject to regular impairment tests, and their values are adjusted if necessary. In addition, a bank guaranty in an amount of EUR 5.9 million was granted in favor of BERU F1 Systems Ltd., UK, and was valued at EUR 5.2 million on the balance-sheet date.

Operating risks

In order to fulfill our customers' high quality expectations, BERU pursues an ambitious quality strategy including the Group-wide application of adequate quality-management systems and the certification norms required by the customers. Despite these high standards, it was not possible to avoid a number of customer complaints and warranty claims in the past. In this respect, there is generally an increased risk in connection with electronic products. This is minimized by means of intensive cooperation and open communication at a technical level throughout all stages of the process chain from the customers to the suppliers. Appropriate provisions have been formed in the balance sheet to cover such risks.

On the purchasing side, a degree of independence on individual suppliers for certain raw materials and components is inevitable. We counteract the associated price and supply risks by making intensive efforts to obtain second suppliers.

Legal risks

The Group is not currently involved in any legal or arbitration proceedings with a significant influence on its financial situation. Like any other company, BERU is confronted with warranty claims. Adequate provisions have been formed in the balance sheet to cover the risks arising from such claims.

Liquidity and default risks

The liquidity needs of BERU AG and its subsidiaries are determined within the framework of the budgeting process by means of cash-flow planning. Liquidity developments are constantly monitored during the course of the year.

Seasonally cyclical developments in the aftermarket business mean that inventories are built up in the first two quarters of our financial year that tie up liquidity, in order to satisfy the stronger demand in the third and fourth quarters within the supply periods required by our customers.

The payment periods granted to customers vary according to market circumstances and are within the limits of the usual terms and conditions in the industry. Excessive payment periods are not generally granted. Payment receipts are constantly monitored by the Accounting department and coordinated in close coordination with the responsible Sales departments.

Losses from bad debts cannot always be avoided, but are relatively insignificant due to our broad customer base. The same applies to any loss of sales revenues resulting from such bad debts.

This is also to be seen against the backdrop of the generally satisfactory liquidity and profitability situation of the BERU AG. Accordingly, any resulting risks are comparatively low.

Interest-rate risks

Due to the Company's healthy financial structure, interest-bearing liabilities and the resulting risks arising from changes in interest rates are relatively low. The parent Company's liabilities to banks amounted to EUR 16.8 million on the balance-sheet date. About half of these liabilities have variable interest rates linked to key rates in the European money markets. Interest-rate swaps with a 6% cap have been concluded in order to hedge these interest-rate risks, covering the volume of each loan with a variable interest rate. The Company bears the risk up to the cap.

Our British subsidiary, BERU F1 Systems, has a roll-over credit line in an amount of GBP 4.0 million (about EUR 5.9 million), also with a variable interest rate and for which BERU AG is guarantor. This credit line is not hedged.

On the investment side, a substantial portion of liquid funds is invested in bonds denominated in euros. The associated interest-rate and credit risks are reflected by the continual review of the investment structure in terms of creditworthiness, residual period and interest-rate sensitivity.

Currency risks and hedging transactions

Currency risks are controlled by the Corporate Accounting department of BERU AG. All currency-hedging transactions are approved and monitored by the head of Accounting. This ensures that a uniform strategy is implemented within the Group and that the individual measures taken are effective for the Group. In the past financial year, we invoiced about 3% of our sales in US dollars. In general, BERU aims to agree with customers on sliding-price clauses linked to the dollar-euro exchange rate, so that a part of the currency risk is borne by the customer.

In addition, BERU AG has hedged a part of its US-dollar revenues by means of forward sales at specified exchange rates. This form of hedging covers about one year. The Group also has sales on a US-dollar basis which are not hedged at present. This volume accounts for about 2% of the Group's total sales revenues.

To a small extent, purchasing volumes in US dollars are occasionally hedged by means of future transactions. All hedging transactions at the Group require the approval of the Finance department of BERU AG.

The use of other derivative products

BERU AG invests a part of its liquid funds in reverse convertible bonds on the basis of European blue chips. In this context, BERU places great priority on the first-class credit rating of the issuing bank. The strike price is significantly lower than the current share price. If, upon the maturity of the bonds, the share price is lower than the strike price, BERU receives shares in the company concerned and is then subject to the respective share-price risk. On the balance-sheet date, BERU AG had no reverse convertible bonds in deposit.

Overall risk

The Group's overall risk exposure is relatively moderate due to its good financial situation and profitability. Against this backdrop, no risks can be recognized which could jeopardize the continuing existence of the Company. On the contrary, the Company assumes that with its current products and those products in the development phase, it is well prepared for the future, and will achieve its strategic and operative goals.

No events occurred after the end of the 2004/05 financial year which were of any significance for the assessment of the Group's risk exposure or which might lead to a change in this assessment in the future.

Outlook for the current financial year

Weaker growth for global economy

We anticipate weaker growth for the world economy in the current financial year. In view of the ongoing high prices for crude oil, experts forecast slight growth in global gross domestic product (GDP) of 2.9% in 2005. GDP is expected to grow by 1.7% in Europe, by 0.7% in Germany, and by 3.5% in the United States. Economic institutes forecast varying rates of expansion for the Asian markets, which are relevant for BERU. In Japan, GDP is expected to rise by about 1% in 2005, while an increase of 4.8% is forecast for South Korea and a repeated extremely strong rate of 8.5% is predicted for China.

Low growth for global automobile markets

There was no revival of worldwide automobile markets in the first quarter of 2005. Unit sales of passenger cars in the United States were at a similar level to the same period of last year. In Western Europe and Germany, unit sales of passenger cars fell by 2.5% and 1.9% respectively. Of Asia's emerging markets, only India showed an increase. All of the other markets in this region recorded lower sales than in the prior-year period.

In view of the incipient market revival in April, we assume that worldwide unit sales of passenger cars will increase only moderately in 2005. Unit sales in the United States are expected to be at the same level as in 2004, while in Western Europe a decrease of about 1% seems likely. Experts expect unit sales to remain flat in Germany and to increase by about 2% in France. However, strong growth is expected for the important markets of Asia and Latin America.

Undiminished diesel boom worldwide

The market share accounted for by diesel vehicles is likely to grow at an undiminished rate in the next two years. The global trend towards diesel will probably be boosted further by sharp increases in fuel prices and tax incentives favoring diesel vehicles. On the basis of economic and industry conditions, BERU anticipates a positive effect on its sales revenues.

In the first quarter of 2005, the proportion of cars newly registered in Western Europe with diesel engines rose to 50.2% (46.6%). This rate is set to rise to 52% in 2005 and to 54% or 55% the year after. In Germany, diesel's share of new car registrations was 44.5% in the first quarter of this year (42.2%). And the diesel boom was not halted by the debate about fine-dust emissions. Industry experts forecast a diesel share of about 48% of newly registered passenger cars in Germany this year; in the year 2006, it should rise to 52%.

Due to the stricter emission regulations valid in the United States as of 2007, a higher share of the market for diesel cars is also expected there. In the US, some 470,000 passenger cars were sold with diesel engines in 2004, taking market share to 3.4%. Experts forecast that diesel's share of the car market will increase to 7.6% in the next three years – more than double its present share.

With regard to the Asian markets, industry experts foresee significant growth in new diesel registrations. In Asia's fourth-largest market for automobiles, South Korea, 980,000 passenger cars are expected to be sold this year, which is 12% more than in 2004. Since the beginning of the year 2005, diesel engines have also been allowed in passenger cars. Diesel engines' share of the entire passenger-car segment is expected to rise from the current 20% to about 35% in the year 2009. In China, diesel's share should increase from about 1% in 2005 to 4.5% in 2008.

Growth in sales revenues and earnings

We anticipate further increases in unit sales and sales revenues in the current financial year, primarily resulting from new product startups and from ramping up existing products in the fields of diesel cold-start technology, ignition technology and electronics and sensor technology.

The continuing trend towards diesel in Asia, Europe and the United States provides solid foundations for our ongoing growth, after BERU AG generated around 47% of its sales revenues in the field of diesel cold-start technology in the last financial year. We see additional positive momentum in the area of ignition technology, in both the original-equipment and the aftermarket businesses. We also foresee strong revenue growth in the area of electronics and sensor technology. This will be based on the PTC auxiliary heating systems and our business with high-temperature sensors. In the area of tire-pressure control systems, we expect a significant revival of unit sales, especially at the beginning of 2006, due to the fact that tire-pressure monitoring systems will be mandatory for 20% of all light vehicles newly registered in the United States as of September 2005, rising to 70% as of September 2006. We expect further stimulus in this market from the collaboration with Lear on the development, production and distribution of tire-pressure monitoring systems.

We anticipate a further increase in sales revenues in the aftermarket business. Our goal is to further enhance BERU's market position in Germany and other European markets. We expect additional impetus from the Eyquem brand, which has high customer awareness particularly in France, but also in other international markets.

We also intend to expand our presence in the world's markets while optimizing our international production and sales structures in terms of their efficiency and economy. Wherever it is effective, we will utilize the global production and sales network of our strategic investor, BorgWarner.

The focus of our investment in the current financial year is in the field of diesel cold-start technology, as well as on expanding our production facilities for tire-pressure monitoring systems and optimizing our production facilities. We plan to make more than 50% of our total investments in Germany, including the expansion of the research-and-development site in Ludwigsburg.

Assuming that the geopolitical environment remains stable and that the global economy develops in line with forecasts, the Executive Board assumes that revenues and operating profit will rise as a result of organic growth at a high single-digit growth rate.




0.2 bar



A pressure loss of 0.2 bar significantly increases the risk of an accident due to tire failure – insufficient pressure is the cause of about 80% of all tire failures.

BERU's TSS (Tire Safety System) directly measures the exact pressure with the aid of sensors inside all four tires and uses radio transmission to warn the driver via the dashboard if pressure is getting dangerously low. Our system features a high degree of measuring accuracy and reliability.

BERU supplies TSS to all of Germany's leading automobile manufacturers and anticipates strong revenue growth from this system in the coming years, particularly in the United States, where we are cooperating with the Lear company. US legislation calls for 20% of the 16.5 to 17 million light vehicles registered annually to be fitted with direct tire-pressure monitoring systems as of September 2005; as of September 2007, such systems will be mandatory for all vehicles up to 4.5 tons.

Report by the Supervisory Board



Dr. Ulrich Wöhr

For our task of advising the Executive Board of BERU AG and monitoring its management of the Company, the Executive Board informed us regularly, in a timely manner and comprehensively on all of the issues relevant for the Company's planning, business developments, the risk situation and risk management. Between the meetings, the Supervisory Board also received written information from the Executive Board on important matters. The Executive Board reported regularly and comprehensively on the Company's business policy and other fundamental issues of corporate management and planning, the Company's strategy, financial development and profitability, and transactions that were of major significance for the Company. All of the measures requiring the notification or consent of the Supervisory Board were dealt with by the Supervisory Board within the context of its monitoring and advisory functions, so that the Executive Board was provided with constructive support on its corporate strategy and the resulting measures to be taken. Individual topical issues were discussed in consultations between the Chairman of the Executive Board and the Chairman of the Supervisory Board.

In the period under review, four scheduled meetings of the Supervisory Board took place on June 22, 2004, September 14, 2004, December 15, 2004 and March 17, 2005, and four special Supervisory Board meetings were held on May 5, 2004, September 9, 2004, September 23, 2004 and February 9, 2005, with the participation of the members of the Executive Board. In the meetings of the Supervisory Board, discussions and consultations were held on the business development of the Group, the Company and the individual divisions, as well as on fundamental matters such as business policy and important topical issues. Whenever it was necessary, the Supervisory Board passed the required resolutions. Whenever the rules of procedure for the Executive Board required the consent of the Supervisory Board for individual management actions, the Executive Board prepared the appropriate resolutions in written form. On the basis of these written proposed resolutions, the Supervisory Board examined the measures in detail, also by inspecting Company documents, and decided accordingly. The subjects for decision included the strategic focus of BERU AG, business developments in the individual divisions, investments, production locations, the capital market, human resources and various acquisition plans and projects. Another subject for discussion in the Supervisory Board meetings was the change in the shareholder structure that took place during the reporting period and BorgWarner's voluntary public takeover offer of December 8, 2004.

With a resolution by way of the circulation procedure on May 25, 2004, a Human Resources Committee was formed, which met once. With a resolution by way of the circulation procedure on October 1, 2004, a Strategy Committee was formed for the duration of the period of office; this committee was not convened during the reporting period, however. No other committees of the Supervisory Board existed during the reporting period.

In its meeting of December 15, 2004, the Supervisory Board discussed the implementation of the guidelines of the German Corporate Governance Code. This led to a number of changes in the rules of procedure of the Supervisory Board and of the Executive Board. In the same meeting, the declaration of compliance pursuant to Section 161 of the German Stock Corporation Law was renewed. The recommendations of the German Corporate Governance Code are fulfilled with a few exceptions. Also in the meeting of December 15, 2004, the Supervisory Board examined the efficiency of its activities with the use of a checklist.

After the end of the reporting period, in May 2005, the Executive Board and the Supervisory Board issued a new declaration of compliance pursuant to Section 161 of the German Stock Corporation Law, which extends BERU's compliance with the German Corporate Governance Code. The current declaration of compliance is included in the Annual Report in the section on Corporate Governance on page 65, and has also been made permanently accessible to the shareholders on the Company's website.

The accounts, the annual financial statements, the consolidated annual statements and the management report for the Company and the Group were audited by Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft of Munich, the company of auditors elected by the Annual Shareholders' Meeting to carry out the independent audit. The auditors subsequently issued an unqualified auditors' report. In its meeting of June 22, 2005, the Supervisory Board approved the results of this audit following an inspection of the auditors' report. After the final results of the Supervisory Board's own examination, there are no objections to be raised against the annual financial statements, the consolidated financial statements, the Company management report and the Group management report, nor against the Executive Board's proposal on the appropriation of the accumulated distributable earnings. The Supervisory Board adopted the annual financial statements prepared by the Executive Board and approved the consolidated financial statements; it also adopted the Executive Board's proposal on the appropriation of earnings. The Supervisory Board of BERU AG has been provided with a statement of independence by the external auditors in accordance with Clause 7.2.1 of the German Corporate Governance Code.

The Supervisory Board reviewed the dependent-company report prepared by the Executive Board. The independent auditors' statement of opinion is worded as follows:

"In accordance with our dutiful audit and assessment, we confirm that the actual statements contained in the report are correct, and that with the transactions listed in the report the payment of the Company was not unreasonably high or any disadvantages were compensated, and that in connection with the actions listed in the report, there are no circumstances indicating a significantly different assessment from that given by the Executive Board."

Neither the report of the independent auditors nor their statement of opinion gives cause for concern. Following its final examination, the Supervisory Board agrees with the statement of the Executive Board given at the end of the dependent-company report.

In connection with the sale of the majority shareholding in our Company and the voluntary public takeover offer by BorgWarner for the acquisition of all the shares in BERU AG, the four shareholder representatives in the Supervisory Board, Mr. Wolfram Birkel, Mr. Gregor Böhm, Dr. Volker Grub and Mr. Heinrich Rutt, resigned from their Supervisory Board positions with effect on January 5, 2005. The Supervisory Board thanks the departing members for their contributions and cooperation during the time that they were members of this board.

On January 5, 2005, the Ludwigsburg District Court (Registration Court) accepted the proposal of the Executive Board and appointed Mr. Robin J. Adams, Mr. Anthony D. Hensel, Mr. Alfred Weber, and Dr. Ulrich Wöhr as members of the Supervisory Board. In its meeting of February 9, 2005, the Supervisory Board elected Dr. Ulrich Wöhr as its new Chairman and Mr. Robin Adams as the Deputy Chairman.

In the Supervisory Board meeting of December 15, 2004, Dr. Reinhard Meschkat was appointed as a member of the Company's Executive Board for a period of three years starting on February 1, 2005. Dr. Meschkat took over responsibility for the areas of production, logistics and quality assurance from the Executive Board Chairman, Mr. Marco von Maltzan. Mr. von Maltzan had temporarily taken over responsibility for these areas from Mr. Bernhard Herzig, who departed from the Executive Board on April 26, 2005.

The Supervisory Board thanks the members of the Executive Board, all of the workforce of BERU AG and the employee representatives for their successful efforts and hard work in the 2004/05 financial year.

Ludwigsburg, June 22, 2005

The Supervisory Board

Dr. Ulrich Wöhr

- Chairman of the Supervisory Board -

Corporate Governance at BERU AG


.beru.com

Report by the Executive Board at the Annual Shareholders' Meeting in 2004

Corporate governance stands for the responsible management and supervision of companies, with a focus on the long-term creation of added value. Open corporate communication, effective cooperation between the Executive Board and the Supervisory Board, and a performance-oriented system of compensation for the members of these two boards are key aspects of our good corporate governance work. BERU AG is committed to the principles of good corporate governance and regards this as an opportunity to improve the performance of the Company and to strengthen the trust of its shareholders, business associates and employees.

This year, the Executive Board and the Supervisory Board have once again set themselves the goal of further developing and implementing their corporate governance methods – with a value-adding effect – beyond the statutory requirements and the stipulations of the German Corporate Governance Code. The implementation and monitoring of these principles and the documentation of these procedures are the responsibility of the Company's Corporate Governance Executive. His tasks also include being permanently informed on new developments of the German Corporate Governance Code and following the public debate on this issue.

Shareholders, analysts, media representatives and the interested public are quickly and comprehensively informed about the Company's situation as well as important business developments, with due consideration being given to the international composition of the target groups. The provisions of the German Law for the Improvement of Investor Protection, which came into force at the end of October 2004, were implemented in good time by BERU AG. In order to make it easier for shareholders to exercise their rights, BERU AG promotes the application of electronic media at the annual shareholders' meetings. Shareholders are able to vote through a proxy provided by BERU AG. The documents relating to the annual shareholders' meeting, the speech of the Chairman of the Executive Board and the voting results are posted on the Company's website at www.beru.com.

The three-member Executive Board and the six-member Supervisory Board work closely together for the good of the company and wholeheartedly support the implementation of the German Corporate Governance Code. Corporate strategy is developed by the Executive Board of BERU AG in close consultation with the Supervisory Board. The Supervisory Board is directly involved in all decisions of fundamental importance and has comprehensively set out the information and reporting duties of the Executive Board in its rules of procedure. Important transactions by the Executive Board require the consent of the Supervisory Board. The efficiency of BERU's Supervisory Board is tested with the use of a 10-point checklist. This annual efficiency review is monitored by the Corporate Counsel of BERU AG, who is also the Company's Corporate Governance Executive.

The compensation of the members of the Executive Board is primarily performance-related, whereby the retroactive alteration of performance targets is not possible. The principles of the system of compensation are regularly reviewed by the Supervisory Board.

Pursuant to Section 161 of the German Stock Corporation Law, in May 2005, the Executive Board and the Supervisory Board issued a new Declaration of Compliance with the Corporate Governance Code of the German Government Commission. This declaration states that all of the Code's recommendations are complied with apart from the following exceptions.

Declaration by the Executive Board and the Supervisory Board of BERU AG on the recommendations of the "Corporate Governance Code of the German Government Commission" pursuant to Section 161 of the German Stock Corporation Law

The Executive Board and the Supervisory Board declare that BERU AG has so far complied with the recommendations of the "Corporate Governance Code of the German Government Commission" in the version of May 21, 2003, as set out in the declaration of compliance of December 31, 2004, and will continue to comply with these recommendations with the following exceptions:

1.The compensation of the members of the Executive Board is not shown in the notes to the consolidated financial statements in individualized form divided into fixed, performance-related and long-term incentive components, as recommended by Clause 4.2.4 of the Code. The Company is of the opinion that details of the individual compensation of each member of the Executive Board do not provide a good basis for assessing the suitability of the compensation for the management of the Company, which is the joint responsibility of the members of the Executive Board. Furthermore, the information provided by individualized disclosure is of little value due to the fact that the Executive Board currently comprises only three members.

2. The Company does not follow the recommendation of Clause 5.3.2, Sentence 1 of the Code to set up an audit committee, because the Supervisory Board comprises only six members and this would therefore not improve its efficiency. The Supervisory Board deals intensively with questions of accounting and risk management, the required independence of the external auditors, appointing a company of auditors to carry out the independent audit, determining the main areas of the audit, and the audit fee.

3.The periods of 90 days and 45 days respectively recommended in Clause 7.1.2 for publishing the consolidated financial statements and the interim reports will not be complied with due to the required consolidation of the companies of the Group according to the principles of international accounting standards.

Ludwigsburg, May 2005

for the Supervisory Board of BERU AG	for the Executive Board of BERU AG
Dr. Ulrich Wöhr	Mr. Marco von Maltzan


60s





Modern direct-injection engines no longer create enough waste heat to warm up the interior of a vehicle quickly. BERU has a solution for this problem: The innovative electronically controlled PTC (Positive Temperature Coefficient) auxiliary heating system can be used in both diesel and gasoline vehicles, and ensures that the windscreen is cleared and the vehicle interior is pleasantly warm within 60 seconds in winter. Driving comfort in just one minute!

BERU's PTC auxiliary heater is a product combining ceramics, electronics and electro-mechanics, and sets new standards for performance and flexibility. With innovative electronic controls and various comfort-oriented functions, the PTC auxiliary heater provides modern warmth management for the vehicle interior.

Consolidated Financial Statements

I. Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at March 31, 2005

Assets

EUR thousand		Mar. 31, 2005	Mar. 31, 2004
Fixed assets			
Intangible assets		34,715	27,417
Property, plant and equipment		142,369	128,277
Financial assets thereof, shares in associated companies 3,806 (prior year: 2,828)		8,225	6,450
	(V. H.1)	**185,309**	**162,144**
Current assets			
Inventories	(V. H.2)	60,741	55,610
Trade receivables	(V. H.3)	75,794	73,718
Other receivables and other assets	(V. H.3)	6,273	8,509
Marketable securities	(V. H.4)	32,308	65,195
Cash and cash equivalents	(V. H.5)	68,337	39,770
		243,453	**242,802**
Deferred tax assets	(V. H.6)	**7,836**	**6,076**
		436,598	**411,022**

Shareholders' equity and liabilities

EUR thousand		Mar. 31, 2005	Mar. 31, 2004
Shareholders' equity			
Subscribed capital		26,000	26,000
Additional paid-in capital		73,147	73,147
Retained earnings		197,864	182,465
	(V. H.7)	**297,011**	**281,612**
Minority interests		**2,350**	**1,540**
Provisions			
Provisions for pensions		16,340	15,904
Provisions for taxes and other provisions		49,945	33,218
	(V. H.8)	**66,285**	**49,122**
Liabilities			
Liabilities to banks		22,544	26,815
Trade liabilities		17,994	23,069
Other liabilities		14,735	13,719
	(V. H.9)	**55,273**	**63,603**
Deferred tax liabilities	(V. H.6)	**15,679**	**15,145**
		436,598	**411,022**

II. Consolidated statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1, 2004 to March 31, 2005

EUR thousand		2004/05	2003/04
Sales revenues	(V. H.12)	385,788	354,463
Changes in inventories of finished goods and work in progress and own work capitalized	(V. H.13)	4,221	8,388
Other operating income	(V. H.14)	7,255	7,434
		397,264	**370,285**
Cost of materials	(V. H.15)	– 139,516	– 130,243
Personnel expenses	(V. H.16)	– 115,051	– 102,613
Depreciation and amortization		– 27,075	– 27,044
Other operating expenses	(V. H.17)	– 65,122	– 56,954
Earnings before interest and taxes		**50,500**	**53,431**
Financial income, net thereof, associated companies 779 (prior year: 602)	(V. H.18)	– 1,397	3,064
Earnings before taxes		**49,103**	**56,495**
Taxes on income and earnings	(V. H.19)	– 23,295	– 18,362
Other taxes		– 2,058	– 1,903
Earnings after taxes		**23,750**	**36,230**
Minority interests		– 217	– 343
Net income		**23,533**	**35,887**
Earnings per share diluted/basic (EUR)	(I.)	**2.35**	**3.59**

III. Consolidated statement of changes in shareholders' equity

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1, 2003 to March 31, 2005

EUR thousand	Subscribed capital	Additional paid-in capital	Retained earnings: Revaluation reserve	Retained earnings: Translation reserve	Retained earnings: Treasury shares	Retained earnings: Other	Total
April 1, 2003	26,000	73,147	– 2,253	– 2,413	– 1,778	160,678	253,381
Dividend for prior year	–	–	–	–	–	– 11,000	– 11,000
Transfer from/to retained earnings	–	–	–	–	1,778	201	1,979
Currency changes	–	–	–	– 718	–	–	– 718
Valuation of original financial instruments							
not affecting income statement	–	–	184	–	–	–	184
affecting income statement	–	–	1,880	–	–	–	1,880
Changes in deferred taxes not affecting income statement	–	–	–	–	–	19	19
Net income	–	–	–	–	–	35,887	35,887
March 31, 2004	**26,000**	**73,147**	**– 189**	**– 3,131**	**–**	**185,785**	**281,612**
April 1, 2004	26,000	73,147	– 189	– 3,131	–	185,785	281,612
Dividend for prior year	–	–	–	–	–	– 11,000	– 11,000
Transfer from/to retained earnings	–	–	–	–	–	2,706	2,706
Currency changes	–	–	–	86	–	–	86
Valuation of original financial instruments							
not affecting income statement	–	–	67	–	–	–	67
affecting income statement	–	–	34	–	–	–	34
Changes in deferred taxes not affecting income statement	–	–	–	–	–	– 27	– 27
Net income	–	–	–	–	–	23,533	23,533
March 31, 2005	**26,000**	**73,147**	**– 88**	**– 3,045**	**–**	**200,997**	**297,011**

Note: With the application of IFRS 3, the negative balance from the capital consolidation in an amount of EUR 2,696 thousand was reclassified to other retained earnings

IV. Consolidated statement of cash flows

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1, 2004 to March 31, 2005

EUR thousand		2004/05	2003/04
Net income for the period		23,533	35,887
Depreciation and amortization		27,075	27,044
Changes in provisions		17,181	– 56
Changes in deferred taxes		– 1,226	2,333
Other expenses/income not affecting cash flow		573	177
Proceeds from the disposal of fixed assets		– 6	– 258
Proceeds from the disposal of securities held as current assets		–	967
Changes in inventories		– 5,094	– 5,671
Changes in receivables and other assets		– 1,331	– 9,429
Changes in minority interests		810	296
Changes in liabilities		– 3,856	9,182
Cash provided by operating activities	(J)	**57,659**	**60,472**
Proceeds from the disposal of property, plant and equipment		1,198	748
Payments for investments in property, plant and equipment		– 36,801	– 35,642
Payments for investments in intangible assets		– 11,329	– 8,066
Proceeds from grant/Payment on refund of government subsidies		– 100	– 258
Proceeds from the disposal of financial assets		29	85
Dividends from associated companies		980	–
Payments for investments in financial assets	(J)	– 825	– 1,498
Payments for the acquisition of consolidated companies	(J)	– 29	– 26,327
Proceeds from financial assets as a part of temporary financial management		161	3,068
Payments for financial assets as a part of temporary financial management		–	– 316
Cash used for investing activities	(J)	**– 46,716**	**– 68,206**
Dividend payments		– 11,000	– 11,000
Proceeds from the sale of treasury shares		111	1,978
Payments to shareholders for the purchase of treasury shares		– 102	–
Additions to financial liabilities		–	9,842
Repayments of financial liabilities		– 4,101	– 3,461
Cash used for financing activities	(J)	**– 15,092**	**– 2,641**
Changes in cash and cash equivalents affecting cash flow		**– 4,149**	**– 10,375**
Changes in cash and cash equivalents due to currency translation		67	– 167
Changes in cash and cash equivalents due to consolidated group		–	39
Cash and cash equivalents at beginning of period		102,004	112,507
Cash and cash equivalents at end of period	(J)	**97,922**	**102,004**

V. Notes

A. General details

The consolidated financial statements of BERU Aktiengesellschaft, Ludwigsburg, as of March 31, 2005, have been prepared for the first time according to all of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, that were valid on the balance-sheet date, the interpretations of the International Financial Reporting Interpretations Committee (IFRIC), that were applicable for the past financial year and Section 292a of the German Commercial Code (HGB).

The statement of income was prepared using the total-cost method. In order to improve the clarity of presentation, various items of the balance sheet and of the statement of income are grouped together. These items are shown individually and explained in the notes to the consolidated financial statements.

The corporate currency is the euro. All amounts are shown in thousands of euros (EUR thousand), except where otherwise stated.

The consolidated financial statements and the Group management report as of March 31, 2005 prepared pursuant to Section 292a of the German Commercial Code (HGB) have been filed with the Commercial Register of the Ludwigsburg District Court (under number HRB 5087).

B. Accounting and valuation principles

The financial statements of BERU Aktiengesellschaft and of its German and foreign subsidiaries are prepared according to IAS 27 using uniform accounting and valuation principles. Valuations in the annual financial statements of associated companies that deviate from the Group's uniform principles have been retained where the amounts involved are negligible.

Sales revenues

Revenues from the sale of products are recorded at the time that the ownership and risk are transferred to the customer if a price has been agreed or can be determined and it can be assumed that it will be paid. Sales revenues are shown net of cash discount, price reductions, commissions and volume discount.

Intangible assets

Acquired intangible assets are capitalized in accordance with IAS 38 at their cost of purchase or acquisition if it is likely that the BERU Group will have a future economic benefit from the intangible asset and the cost of purchase or acquisition can be reliably determined. Scheduled amortization is carried out on a straight-line basis over the estimated useful lifetime of an asset. If anything occurs to cause further losses in value, additional unscheduled write-downs are carried out.

Goodwill

In accordance with IFRS 3, as of April 1, 2004, goodwill is no langer amortized. Instead, goodwill is now subject to impairment tests carried out at least once a year in accordance with IAS 36.

To carry out these impairment tests, the goodwill is allocated to those cash-generating units that benefit from this goodwill. The cash-generating units are in fact the primary segments of the BERU Group. In accordance with the stipulations of IAS 36, an impairment is recognized if the carrying value of the cash-generating unit to which the goodwill is allocated is higher than the recoverable amount of this unit.

The recoverable amount is equal to the higher of the two values of fair value less costs to sell and value in use. Any impairment losses recognized in this way are shown under depreciation and amortization under the subheading of non-scheduled writedowns.

The values in use of the cash-generating units have been determined as follows:

The future cash flows (before interest and taxes) of the cash generating units were determined on the basis of the planning for the next three financial years. The plans are based on experience of the past and the management's best estimates of future developments. In addition, the weighted average growth rates used in the planning correspond with expectations expressed in appropriate growth forecasts. In order to carry out the impairment tests, the management estimates the cash inflows over the planning period by projecting a constant growth rate for the following years. With the use of the discounted-cash-flow method, the value in use was determined for each cash-generating unit. The following parameters were applied:

In percent

Primary segment/ cash-generating unit	Weighted average capital cost of perpetual annuity	Growth discount
Original Equipment	7.09	0.50
Aftermarket	6.94	0.50
General Industry	7.04	0.50

The value in use determined in this way was then compared with the carrying value of the cash-generating unit, thus determining whether any impairment loss had to be recognized. No impairment losses were recognized in the 2004/05 financial year.

Development costs

Development costs for new or substantially improved products are capitalized at their cost of production, provided that a clear allocation of expenses is possible and both the technical feasibility and the marketing viability and intention are certain. Such development activities must have a reasonable probability of yielding a future economic benefit for the Company. The capitalized costs of production include the costs which can be directly or indirectly allocated to the development process. Capitalized development expenses are subjected to scheduled straight-line amortization from the time of starting production over a useful lifetime which is appropriate to the planned product lifecycle. The impact of future market developments are taken into account in this context. Development projects which are not yet completed and capitalized are subjected to annual impairment tests. Research expenses and development expenses which cannot be capitalized are recognized in full in the statement of income when they are incurred.

Property, plant and equipment

Property, plant and equipment is subjected to scheduled depreciation based on the cost of acquisition or production and related to the use of the assets. The straight-line method of depreciation is used over an asset's useful lifetime.

Low-value items of property, plant and equipment are written off in full in the year of acquisition. The production costs of self-manufactured equipment include not only the costs directly attributable to the production process, but also an appropriate proportion of the production-related overhead costs. The cost of outside capital is not included in the cost of purchase or production. The costs of the repair and maintenance of property, plant and equipment are entered as an expense in the year in which they occur. There are no substantial buildings or plots of land which constitute a financial investment according to IAS 40.

Leasing

If leasing agreements are entered into by which most of the risks and opportunities connected with the economic ownership of the leased objects are transferred to the BERU Group, these objects are capitalized under fixed assets as finance leases. The object is entered in the balance sheet at the lower of its attributable current value or the net present value of the future leasing payments. Scheduled deprecation takes place over the expected useful lifetime. The payment obligations resulting from the future leasing installments, reflecting the minimum future leasing payments, are shown under other liabilities. Leasing agreements which do not fulfill the conditions of a finance lease are classified as operate leases. The leasing installments to be paid are entered as an expense at the time they fall due.

Depreciation and amortization

The scheduled depreciation and amortization of fixed assets is generally based on the following useful lifetimes which are uniform throughout the Group:

	Useful lifetime in years
Industrial property rights and similar rights and values	4 – 15
Development costs	6
Buildings	10 – 50
Technical equipment and machinery	6 – 10
Other equipment, office equipment and furniture	4 – 15

For equipment which is used in multi-shift operations comprising an average of at least 3 shifts per day, a shorter useful lifetime of 3 years is applied.

Furthermore, intangible assets and property, plant and equipment may be subjected to an impairment test in accordance with IAS 36 on the balance-sheet date, whereby the recoverable amount is defined as the higher of the two amounts of the fair value less costs to sell and the value in use of an asset. The goodwill shown under intangible assets is subjected to impairment tests at least once a year. If the recoverable amount is lower than the carrying value, the difference is entered as an impairment expense. If the reason for a non-scheduled write-down carried out in the past no longer applies, the asset is written up to the previous depreciated cost of acquisition or production. Any impairments are shown in the income statement under depreciation and amortization and in the schedule of fixed assets under the separate item of impairments.

Financial assets

The initial valuation of financial assets is their cost of acquisition. Shares in subsidiaries which are not consolidated and strategic shareholdings are shown at cost of acquisition minus any impairments, unless another fair value is available. Shares in associated companies are valued using the equity method based on the Parent's share of company equity.

Securities and loans carried under financial assets are divided into the following categories in accordance with IAS 39:

"held for trading", "held-to-maturity", "available-for-sale", and "originated by the enterprise". The Company holds no financial assets for trading purposes. Financial assets held to maturity and loans originated by the enterprise are entered at cost of acquisition minus any impairments or at their recoverable amount, whichever is the lower. Financial assets available for sale are entered at their fair values, whereby any unrealized gains or losses from price movements are entered under shareholders' equity with no effect on the income statement, with due consideration of deferred taxes, until these gains or losses are actually realized.

Financial assets are entered in the balance sheet at spot bid and offer rates on the due date.

In accordance with IAS 39, financial assets are regularly subjected to objective impairment tests to determine whether there are substantial indications of any lasting loss in value. If there are any such indications, an impairment is recognized and entered as an expense in the statement of income. If any loss has been entered under shareholders' equity, the accumulated net loss is removed from shareholders' equity and entered in the statement of income.

In the individual company financial statements of BERU Aktiengesellschaft, which are prepared in accordance with German accounting principles, equity interests in subsidiaries are generally shown at cost of acquisition. If there are any objective indications of a loss in value, the equity interests in subsidiaries are subjected to an impairment test and, if necessary, are written down to their lower value (recoverable amount).

Inventories

Raw materials, manufacturing and factory supplies, and merchandise are valued at acquisition cost, unfinished and finished goods are valued at their cost of production. If an individual valuation of inventories is not possible, the weighted-average valuation method is used. Production costs include the costs directly allocable to the manufacturing process as well as an appropriate proportion of the production-related overhead costs. Financing costs are not a component of acquisition and production costs. If on the balance-sheet date the expected net sale cost is below the acquisition and production costs, for example, because of the period of storage, damage or diminished marketability, the goods are written down to the lower value. The net sale value is the sales proceeds estimated to be realizable in the normal course of business less the estimated costs until completion and the estimated, necessary selling expenses.

Receivables and other assets

Receivables and other assets include receivables that are not held for trading, loans and derivative financial instruments due to the Company. With the exception of the derivative financial instruments, pursuant to IAS 39 they are entered on their initial valuation at their cost of acquisition, and subsequently with the depreciated cost of acquisition. If the recoverable amount of the receivables or other assets on the balance-sheet date is lower than the depreciated acquisition cost, this amount is then used. Recognizable risks are taken into consideration by means of appropriate impairments. These are based on values from past experience.

Receivables which are non-interest bearing or low-interest bearing with a term of more than one year and bills of exchange are discounted to their net present value.

Marketable securities, cash and cash equivalents

The securities shown under current assets include marketable securities ("available-for-sale financial assets"), which are shown at their fair value on the balance-sheet date. The unrealized gains and losses resulting from the valuation are shown under other retained earnings with due consideration of deferred taxes until they are realized when the securities are sold. If there are objective substantial indications that a lasting value impairment has occurred, the impairment expense is entered with an effect on the statement of income. Amounts already included under shareholders' equity are then removed from shareholders' equity and entered in the statement of income.

Deferred taxes

Pursuant to IAS 12, with just a few exceptions defined in the standard, deferred tax assets and liabilities result from all temporary differences between the values of the tax financial statements of the company of the Group concerned. and the IFRS financial statements, as well as from consolidation measures (liability method). Deferred tax assets also include tax-rebate claims resulting from the expected utilization of existing tax-loss carryovers in following years when their realization is reasonably likely. If it is unlikely that sufficient taxable income will be available from which a deferred tax claim can be made, sufficient impairments must be recognized.

The deferred taxes are determined on the basis of the tax rates that are valid or expected according to the current legal situation in the various countries at the time of realization. The effects of tax-rate changes on deferred taxes is recognized with an effect on the statement of income at the time when the legal changes take effect.

Provisions for pensions and similar obligations

Pursuant to IAS 19, provisions for pensions and similar obligations are valued according to the projected unit-credit method. With this procedure, not only the pensions and acquired rights to future pensions on the balance-sheet date are taken into consideration, but also increases in pensions and salaries to be expected in the future with a cautious estimate of the relevant parameters. The calculation takes place on the basis of actuarial expertises and with the use of biometric assumptions.

Actuarial gains and losses are not entered into the statement of income unless they are beyond a bandwidth of 10% of the volume of obligations. In this case, they are spread over the future average remaining period of service of the employees involved. The expense from servicing the pension provisions including the interest received is allocated to personnel expenses.

Other provisions

Other provisions are formed for all the other uncertain obligations and risks of the BERU Group towards third parties. A precondition for the formation of these provisions is that utilization is probable and the amount of the obligation can be estimated with reasonable certainty. The amounts entered represent the best possible estimate of the expenditure which is necessary to fulfill the current obligation on the balance-sheet date. Long-term provisions with a remaining term of more than one year are entered at their present value; a 5% discount rate is used.

Liabilities

With the exception of liabilities from finance leases, liabilities are first entered at acquisition cost. In subsequent years, all liabilities except derivative financial instruments are shown at their amortized cost. No liabilities are used for trading purposes.

Subsidies

Pursuant to IAS 20, public-sector subsidies for assets are shown as deferred income under other liabilities. The retransfer of the deferred income takes place over the useful lifetime of the assets involved with an effect on the statement of income.

Derivative financial instruments

Pursuant to IAS 39, all derivative financial instruments such as interest-rate swaps, currency swaps, interest-rate currency swaps and forward exchange transactions are entered at their fair values, irrespective of with which purpose or intention they were entered into. Since at the BERU Group no hedge accounting is used, changes in the fair values of derivative financial instruments are always entered in the statement of income.

Derivative financial instruments are used by the BERU Group to hedge currency risks from the operative business. Common market instruments such as forward exchange transactions and interest-rate caps are used.

Estimates

Preparation of the consolidated financial statements in conformity with the regulations of IASB require that assumptions are made and estimates are used which have an effect on the amount and reporting of assets and liabilities, income and expenses, as well as contingent liabilities. The assumptions and estimates are mainly related to the Group's uniform regulation of useful lifetimes, the accounting and valuation of provisions and the realizability of future tax reductions. The actual values may deviate from the assumptions and estimates used in individual cases. Changes are taken into consideration with an effect on the statement of income as soon as better knowledge is available.

C. Consolidated group

The consolidated financial statements include, as well as BERU Aktiengesellschaft, 14 subsidiaries, as in the prior year.

The number of subsidiaries included in the consolidated group changed in comparison with the prior year as follows:

	Germany	International	Total
April 1, 2004	1	13	14
Additions	–	–	–
Disposals	–	–	–
March 31, 2005	1	13	14

6 subsidiaries were not consolidated (prior year: 7). These are companies without any business operations or with an insignificant volume of business. Their impact on the Group's assets, financial situation and profitability is negligible. The lower number of non-consolidated companies resulted from the liquidation of a company that was no longer active.

Like last year, one company was included in the consolidated group as an associated company. A stake held in an additional associated company was not included due to its negligible impact on the Group's assets, financial situation and profitability.

D. Changes in the consolidated group

With the contract of sale of June 9, 2004, BERU Aktiengesellschaft, Ludwigsburg, acquired a further 24.86% of the shares in REMIX Group Electronics Rt., Tiszakécske, Hungary. BERU Aktiengesellschaft, Ludwigsburg, has thus been the 100% owner of this subsidiary since that date. The cost of acquiring the further 24.86% stake amounted to EUR 29 thousand. The first-time 100% consolidation of REMIX Group Electro1nics Rt., Tiszakécske, Hungary, in the consolidated financial statements of the BERU Group was on July 1, 2004, which was thus the date of first-time consolidation of the acquired 24.86% of that company's equity.

Subsequently, REMIX Group Electronics Rt., Tiszakécske, Hungary, was renamed as BERU Hungaria Rt., Tiszakécske, Hungary.

Due to this acquisition, in the shareholders' equity of the BERU Group, there is a reduction of EUR 472 thousand in minority interests.

E. Principles of consolidation

Capital consolidation takes place according to the purchase method by charging the acquisition costs against the market value of the Group's stake in the equity capital of the consolidated subsidiary at the time of acquisition. In accordance with IFRS 3, the difference between the acquisition cost and the proportionate stake in equity capital, insofar as it relates to hidden reserves or hidden charges, is to be allocated to the subsidiary's assets and liabilities. Contingent liabilities are taken into account with a corresponding reduction in equity capital.

Any remaining positive difference between the cost of acquisition of an asset and the proportionate share of its market value is shown as goodwill and is subjected to an annual impairment test.

In accordance with IFRS 3, as of April 1, 2004, goodwill is no longer amortized. Any negative difference (badwill) is immediately entered under other operating expenses with an effect on the income statement, and the residual book values existing on April 1, 2004 were netted off against retained earnings with no effect on the income statement.

Receivables, liabilities, provisions, income and expenses, as well as the results of intercompany sales within the Group (intercompany profits) are eliminated in the consolidation.

Shares held in associated companies are included using the equity-method of consolidation if a significant influence can be exerted on the company by BERU Aktiengesellschaft. This is the case with a shareholding of between 20% and 50%. The shareholdings valued using the equity method are shown with the proportion of newly valued equity capital. Any difference compared with the acquisition cost of the shareholding is dealt with according to the purchase method.

Associated companies which are not consolidated are shown under strategic shareholdings at the cost of acquisition, diminished by any impairment charges.

All other shareholdings and the non-consolidated subsidiaries are shown in the accounts at their amortized acquisition cost.

F. Currency translation

Pursuant to IAS 21 (revised 1993), the translation of financial statements prepared in foreign currencies by the consolidated companies takes place on the basis of the functional-currency concept using the modified balance-sheet-date method. As in financial and organizational terms, the subsidiaries run their businesses independently, the functional currency is always identical with each company's respective national currency. In the consolidated financial statements, the expenses and income of the financial statements of companies which are prepared in foreign currencies are translated at annual average exchange rates, while assets and liabilities are translated at the exchange rate on the balance-sheet date; items of shareholders' equity are translated at historical exchange rates. The currency difference resulting from the translation of shareholders' equity is charged to shareholders' equity. The translation differences arising from the diverging translation of the balance sheet and the statement of income are also shown under shareholders' equity with no effect on the statement of income.

Goodwill and adjustments to the carrying values of assets and liabilities to their attributable current values in connection with the acquisition of subsidiaries are translated at the exchange rate on the date of acquisition.

In the financial statements of the individual companies of the Group, monetary items in foreign currencies are generally translated at the rate of exchange on the balance-sheet date. Any resulting currency gains and/or losses are immediately entered with an effect on the statement of income.

The exchange rates used for currency translation have changed as follows in relation to the euro:

	Exchange rate on the balance-sheet date		Average exchange rate for the year	
	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2004
1 British pound	1.452644	1.500830	1.466383	1.439930
1 Hungarian forint	0.004044	0.004018	0.004033	0.0038809
1 Mexican peso	0.068871	0.073099	0.071276	0.081873
1 South Korean won	0.000751	0.000714	0.000719	0.000719

G. Details pursuant to Section 292a of the German Commercial Code (HGB)

The conditions stipulated by Section 292a of the German Commercial Code (HGB) for exemption from the duty to prepare consolidated financial statements in accordance with the accounting principles valid in Germany are fulfilled. The consolidated financial statements to be deposited with the Commercial Registry and to be published in the Bundesanzeiger and the Group Management Report conform with the European Union Directive on Consolidated Accounts (83/349/EEC). This directive was applied according to the interpretation of German Accounting Standard No. 1 (DRS 1) "Exempted consolidated financial statements pursuant to Section 292a of the German Commercial Code (HGB)" as issued by the German Accounting Standards Committee e.V. (DRSC). In order to be exempt from the duty to prepare consolidated financial statements according to German law, the consolidated financial statements have been supplemented with additional explanations pursuant to Section 292a of the German Commercial Code (HGB).

The accounting, evaluation and consolidation methods applied according to the regulations of the IASB differ from those of the German accounting regulations mainly in the following points:

Fixed assets

In accordance with German accounting regulations, in connection with **property, plant and equipment** the declining-balance method of depreciation is used. The useful lifetimes are mainly those stipulated by German tax law. According to IFRS, however, all assets are depreciated with the straight-line method. According to both IFRS and German accounting regulations, assets are depreciated pro rata temporis in the year of acquisition. The useful lifetimes according to IFRS have been adjusted to the assets' actual useful lifetimes.

In connection with accounting for finance leases according to IAS 17, various useful lifetimes have been determined for the period of depreciation of the leased objects. In accordance with both IFRS and German accounting regulations, the payment obligations resulting from the future leasing installments have been entered as financial obligations under other liabilities.

According to IFRS, **intangible assets** are capitalized that IAS 38 defines as development costs to be capitalized if the criteria for capitalization are fulfilled. On the other hand, according to German accounting regulations, self-produced intangible assets may not be capitalized.

Inventories

With IFRS accounting, inventories are written down to a lower net sale price, due for example to inventory range, damage or reduced marketability. According to German accounting principles, however, due to the principle of prudence it is possible to undertake larger write-downs than those applicable with IFRS.

Other assets shown under current assets

Financial instruments (securities, receivables, derivatives) are initially entered at their acquisition costs, both with German accounting regulations and with IFRS. For subsequent valuation according to German accounting regulations, the strict principle of the lower of cost or market value is applied. According to IFRS, the subsequent valuation depends on the respective classification either at fair values or at amortized costs in line with IAS 39. This means that unrealized gains and losses are also shown. Changes in the fair value of financial instruments allocated to the category of “available-for-sale financial assets” are entered under shareholders’ equity at the time when they occur. According to IFRS, derivative financial instruments are always to be entered at their fair values, either as assets or liabilities. Changes in fair values are to be entered immediately with an effect on the statement of income, unless they are to be entered as hedge accounting in accordance with IAS 39.

Deferred taxes

According to IFRS, deferred tax assets and liabilities due to timing differences or tax-loss carryforwards must be shown in the balance sheet. According to German accounting regulations, deferred tax liabilities must be shown in the balance sheet, while deferred tax assets may be shown, or not. In the individual company accounts of BERU AG, Ludwigsburg, no use is made of this option to show deferred tax assets in the balance sheet. Tax-loss carryforwards are not shown according to German accounting regulations.

Thus, in accordance with IFRS, deferred taxes are always entered on all timing differences between the IFRS valuation of assets and liabilities and the values shown in the tax balance sheet. No deferred taxes are shown for permanent differences.

Provisions

Pursuant to IFRS, pensions are determined according to the projected unit credit method. Unlike German accounting regulations, this includes a much larger number of factors influencing the method of calculation, such as salary, career and pension trends.

Pursuant to IFRS, provisions for expenses may not be formed, unlike the situation with German accounting regulations.

German accounting regulations state that provisions are to be formed according to the principle of reasonable commercial judgement, with IFRS they are to be formed in the amount of their probable occurrence.

Liabilities

With IFRS accounting, liabilities are generally to be regarded as financial instruments according to IAS 39, and are to be classified and entered in the balance sheet as such. According to German accounting regulations, liabilities are entered in the balance sheet according to the strict principle of the lowest of market value or redemption value. Accruals shown under other liabilities include the subsidies and grants for investment received from the public sector. Pursuant to German accounting regulations, investment subsidies are entered in the special item formed for this purpose. According to German accounting regulations, investment subsidies are entered in the statement of income under other operating income in the year they are received.

H. Balance sheet and statement of income

1. Fixed assets

EUR thousand	Balance at April 1, 2004	Additions and entries due to changes in the consolidated group	Exchange-rate changes	Additions	Write-ups	Reclassifications	Disposals
	Cost of acquisition or production						
Intangible assets							
Industrial property rights and other similar rights	25,308	–	–	2,060	–	–	633
Goodwill	19,552	–	– 49	501	–	– 1,965	–
Badwill	– 3,268	–	–	–	–	–	– 3,268
Development costs	13,623	–	–	8,768	–	–	501
Advance payments made	–	–	–	–	–	–	–
	55,215	**–**	**– 49**	**11,329**	**–**	**– 1,965**	**– 2,134**
Property, plant and equipment							
Land and buildings	74,667	–	29	2,420	–	226	364
Technical equipment and machinery	166,265	–	38	21,725	–	5,265	2,852
Other equipment, factory and office equipment	38,789	–	32	5,690	–	212	3,630
Advance payments made and work in progress	11,696	–	3	6,966	–	– 5,703	566
	291,417	**–**	**102**	**36,801**	**–**	**–**	**7,412**
Financial assets							
Investments in subsidiaries	719	–	–	750	–	–	–
Loans to subsidiaries	2,500	–	–	75	–	–	–
Investments in associated companies	2,828	–	–	–	779	1,965	980
Investments in affiliated companies	689	–	–	–	–	–	–
Loans to affiliated companies	13	–	–	–	–	–	13
Non-current marketable securities	19	–	–	–	–	–	–
Other loans	72	–	2	–	–	–	17
	6,840	**–**	**2**	**825**	**779**	**1,965**	**1,010**
	353,472	**–**	**55**	**48,955**	**779**	**–**	**6,288**

	Depreciation and amortization							Book value	
Balance at March 31, 2005	Balance at April 1, 2004	Exchange-rate changes	Depreciation and amortization for the year	Impairments	Reclassifications	Disposals	Balance at March 31, 2005	April 1, 2004	March 31, 2005
26,735	13,117	–	3,837	–	–	632	16,322	12,191	10,413
18,039	13,968	– 24	–	501	– 786	–	13,659	5,584	4,380
–	– 572	–	–	–	–	– 572	–	– 2,696	–
21,890	1,285	–	1,184	–	–	501	1,968	12,338	19,922
–	–	–	–	–	–	–	–	–	–
66,664	**22,798**	**– 24**	**5,021**	**501**	**– 786**	**561**	**31,949**	**27,417**	**34,715**
76,978	14,156	13	1,812	–	–	79	15,902	60,511	61,076
190,441	123,900	31	15,235	–	– 2	2,780	136,384	42,365	54,057
41,093	25,084	23	4,506	–	2	3,362	26,253	13,705	14,840
12,396	–	–	–	–	–	–	–	11,696	12,396
320,908	**163,140**	**67**	**21,553**	**–**	**–**	**6,221**	**178,539**	**128,277**	**142,369**
1,469	390	–	–	–	–	–	390	329	1,079
2,575	–	–	–	–	–	–	–	2,500	2,575
4,592	–	–	–	–	786	–	786	2,828	3,806
689	–	–	–	–	–	–	–	689	689
–	–	–	–	–	–	–	–	13	–
19	–	–	–	–	–	–	–	19	19
57	–	–	–	–	–	–	–	72	57
9,401	**390**	**–**	**–**	**–**	**786**	**–**	**1,176**	**6,450**	**8,225**
396,973	**191,328**	**43**	**26,574**	**501**	**–**	**6,782**	**211,664**	**162,144**	**185,309**

Intangible assets

Intangible assets include licenses, patents and software. Acquired and self-produced development work and acquired goodwill will continue to be shown. The amount of goodwill is comprised as follows:

Company	Mar. 31, 2005 EUR thousand	Mar. 31, 2004 EUR thousand
From company financial statements		
BERU Motorsport Holdings Ltd., Diss, Great Britain[1]	795	820
BERU Eyquem SAS, Nanterre, France	22	22
	817	**842**
From the consolidation		
BERU Electronics GmbH, Bretten, Germany	–	–
BERU SAS, La Ferté-Macé, France	–	–
B 80 S.r.l., Biassono, Italy	1,144	1,144
BERU Microelectrónica S.A., Vitoria, Spain	355	355
BERU S.A. de C.V., Civac-Jiutepec, Mexico	1,035	1,035
BERU Hungaria Rt., Tiszakécske, Hungary	141	141
BERU Motorsport Holdings Ltd., Diss, Great Britain[1]	–	–
BERU Korea Co. Ltd.,Chungju-City, South Korea	888	888
	3,563	**3,563**
From at-equity valuation		
IMPCO-BERU Technologies B.V., Delfgauw, Netherlands	–	1,179
Badwill		
BERU Eyquem SAS, Nanterre, France	–	– 2,296
BERU SAS, La Ferté-Macé, France	–	– 356
BERU Automotive Co. Ltd., Shihung-City, South Korea	–	– 44
	–	**– 2,696**
	4,380	**2,888**

[1] The decrease in goodwill from the company financial statements of BERU Motorsport Holdings Ltd., Diss, Great Britain, resulted solely from an altered exchange rate. In local currency, goodwill amounted to GBP 546 thousand, as in the prior year.

With the application of IFRS 3, badwill was netted off against retained earnings in shareholders' equity with no effect on the income statement and is thus no longer shown under assets. At the same time, the goodwill in IMPCO-BERU Technologies B.V., Delfgauw, the Netherlands, was allocated in its full amount of EUR 1,179 thousand to equity investments and is thus shown under financial assets for the first time in the 2004/05 financial year.

As in the prior year, there were no mortgages or similar disposal restrictions within the intangible assets.

The assessment of the value of goodwill was performed with the application of IAS 36 on the basis of cash-generating units. For this purpose, the Group was divided along the lines of the primary reporting segments into the units of Original Equipment, Aftermarket and General Industry, and subjected to an impairment test. For the execution of the impairment test, we refer to our explanations under "B. Accounting and valuation principles". The impairment test did not result in the need to write down any assets.

In connection with the acquisition of a minority shareholdings in BERU Hungaria Rt., Tiszakécske, Hungary, due to the negative value of shareholders' equity at that time, goodwill was acquired in an amount of EUR 501 thousand. Due to the low purchase price for this equity interest of EUR 29 thousand, no value was allocated to the goodwill. This goodwill was therefore fully written down with a corresponding effect on the income statement during the year under review.

As in the prior year, no write-ups were carried out.

Property, plant and equipment

The increase in property, plant and equipment resulted primarily from investment in production facilities. At BERU TdA SAS in Chazelles sur Lyon, investments were made in the installation of new production facilities for spark plugs, as well as the expansion and modernization of production capacities. In addition, BERU AG invested in a new glow-plug production line in Ludwigsburg and in ignition-coil production facilities in Muggendorf. The increase in property, plant and equipment was also due to the purchase of assembly lines for the ISS and PTC products at BERU Electronics GmbH, Bretten.

Property, plant and equipment includes capitalized, leased technical equipment and machinery and other plant in an amount of EUR 1,075 thousand which is to be allocated to the Group as the economic owner due to the design of the respective leasing contracts (finance lease). These assets are used at the production plant in Ludwigsburg. The leasing contracts run until 2009. For each individual contract, there is a purchase right or an extension right at the end of the leasing period. The details of the minimum leasing payments of the relevant leasing contracts are shown in the overview. The book value of the equipment on March 31, 2005 was EUR 1,050 thousand (prior year: EUR 0 thousand).

There were no additions during the year under review, as in the prior year.

As in the prior year, there were no mortgages or other restrictions of disposal on property, plant and equipment.

There were no circumstances causing a reduction in the value of property, plant and equipment as defined by IAS 36, so that, as in the prior year, no exceptional write-downs were carried out.

As in the prior year, there were no write-ups either.

On the balance-sheet date, there were no land and buildings representing a financial investment in the sense of IAS 40.

EUR thousand	2004/05	2003/04
Total of future minimum leasing payments		
< 1 year	242	–
1 – 5 years	886	–
> 5 years	–	–
	1,128	**–**
Interest included in the future minimum leasing payments		
< 1 year	43	–
1 – 5 years	73	–
> 5 years	–	–
	116	**–**
Present value of future minimum leasing payments		
< 1 year	199	–
1 – 5 years	813	–
> 5 years	–	–
	1,012	**–**

Financial assets

Shares in associated companies increased due to a write-up of our investment in BERU-IMPCO Technologies B.V., which is valued using the equity method, by EUR 779 thousand (prior year: EUR 602 thousand). The resulting income was allocated to financial income. During the financial year, BERU-IMPCO Technologies B.V. distributed a dividend of EUR 980 thousand. As already described in connection with intangible assets, the goodwill of BERU-IMPCO Technologies B.V. was shown under financial assets for the first time in the past financial year, and was allocated to equity holdings in associated companies.

The loans to non-consolidated subsidiaries increased by EUR 75 thousand as a result of a loan to BERU Corporation, Tokyo, Japan. They totaled EUR 2,575 thousand at the end of the year under review (prior year: EUR 2,500 thousand). Financial assets include a loan to BERU-Eichenauer GmbH, a joint-venture in which BERU AG has an equity holding, of EUR 2,500 thousand, unchanged from the prior year.

There were no facts representing a reduction in the value of financial assets as defined by IAS 39, so that no exceptional write-downs were carried out.

As in the prior year, no write-ups were carried out.

The shareholding in TecCom GmbH, Munich, in an amount of EUR 500 thousand (prior year: EUR 500 thousand) was classified as available-for-sale and entered at its net book value.

BERU Aktiengesellschaft's subsidiaries, associated companies and other major shareholdings are shown as follows:

	Equity capital at March 31, 2005			Equity share
	Local currency		EUR thousand[1]	%
Subsidiaries and other equity holdings				
Consolidated subsidiaries				
Germany				
BERU Electronics GmbH, Bretten[2]	EUR thousand	11,526	11,526	100
International				
BERU SAS, La Ferté-Macé, France	EUR thousand	5,772	5,772	100
BERU Eyquem SAS, Nanterre, France	EUR thousand	– 1,861	– 1,861	100
Eyquem SNC, Nanterre, France	EUR thousand	– 1,321	– 1,321	100
BERU TdA SAS, Chazelles sur Lyon, France	EUR thousand	26,809	26,809	100
B 80 S.r.l., Biassono, Italy	EUR thousand	6,790	6,790	100
BERU Automotive Co. Ltd., Shihung-City, South Korea	KRW thousand	6,465,635	4,854	100
BERU S.A. de C.V., Jiutepec, Estado de Morelos, Mexico[3]	MXN thousand	48,049	3,309	100
BERU Microelectrónica, S.A., Vitoria, Spain (Simesa)	EUR thousand	7,081	7,081	100
BERU Korea Co. Ltd., Chungju-City, South Korea	KRW thousand	4,213,650	3,163	51
BERU Motorsport Holdings Ltd., Diss, Great Britain[4]	GBP thousand	– 319	– 463	100
BERU Hungaria Rt., Tiszakécske, Hungary[5]	HUF thousand	64,010	259	100
BERU Italia S.r.l., Cassina de Pecchi, Italy[6, 7]	EUR thousand	48	48	100
Non-consolidated subsidiaries				
Germany				
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg	EUR thousand	37	37	100
BERU-Eichenauer GmbH, Hatzenbühl	EUR thousand	2,281	2,281	50
International				
BERU Corporation, Vienna, Virginia, USA[6]	USD thousand	200	164	100
BERU Corporation, Tokyo, Japan[6]	YPN thousand	26,191	189	100
BERU Diesel Start Systems Pvt. Ltd., Poona, India[6]	INR thousand	39,060	721	49
Simesa Brasil Ltda., São Paulo, Brazil[3, 8]	BRL thousand	59	–	100
Subsidiaries and other equity holdings				
consolidated using the equity method				
International				
IMPCO-BERU Technologies B.V.,Delfgauw, Netherlands[9, 10]	EUR thousand	5,365	5,365	49
Other equity holdings				
Germany				
TecCom GmbH, Munich[3]	EUR thousand	3,861	3,861	1.7

[1] Translated at offical exchange rate and/or average exchange rate on March 31, 2005
[2] Profit-and-loss-transfer agreement with BERU AG, equity capital and net income including production plant in Tralee
[3] Equity capital and sales revenues at December 31, 2004
[4] Equity capital and sales revenues at March 31, 2005
Equity capital and sales revenues consolidated including BERU F1 Systems Ltd., Diss, Great Britain
[5] In the 2004/05 financial year, at the annual shareholders' meeting of REMIX Group Elektronics Rt., a capital increase was approved and entered in the Commercial Registry. At the same time, the company was renamed as BERU Hungaria Rt.
[6] Equity capital and sales revenues at March 31, 2004
[7] For company-law reasons of the respective countries, BERU Electronics GmbH holds a minority stake of 10% in BERU Italia S.r.l.
[8] These shares are held by BERU Microelectrónica, Vitoria, Spain
[9] Equity capital and sales revenues at December 31, 2004
[10] The other shares are held by IMPCO Technologies Inc.

		Sales revenues March 31, 2005	
		Local currency	EUR thousand[1]
Subsidiaries and other equity holdings			
Consolidated subsidiaries			
Germany			
BERU Electronics GmbH, Bretten[2]	EUR thousand	91,094	91,094
International			
BERU SAS, La Ferté-Macé, France	EUR thousand	9,383	9,383
BERU Eyquem SAS, Nanterre, France	EUR thousand	18,146	18,146
Eyquem SNC, Nanterre, France	EUR thousand	14,373	14,373
BERU TdA SAS, Chazelles sur Lyon, France	EUR thousand	36,142	36,142
B 80 S.r.l., Biassono, Italy	EUR thousand	6,099	6,099
BERU Automotive Co. Ltd., Shihung-City, South Korea	KRW thousand	10,834,472	7,785
BERU S.A. de C.V., Jiutepec, Estado de Morelos, Mexico[3]	MXN thousand	87,452	6,233
BERU Microelectrónica, S.A., Vitoria, Spain (Simesa)	EUR thousand	5,911	5,911
BERU Korea Co. Ltd., Chungju-City, South Korea	KRW thousand	20,522,227	14,746
BERU Motorsport Holdings Ltd., Diss, Great Britain[4]	GBP thousand	3,713	5,445
BERU Hungaria Rt., Tiszakécske, Hungary[5]	HUF thousand	1,155	4,659
BERU Italia S.r.l., Cassina de Pecchi, Italy[6, 7]	EUR thousand	6,332	6,332
Non-consolidated subsidiaries			
Germany			
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg	EUR thousand	–	–
BERU-Eichenauer GmbH, Hatzenbühl	EUR thousand	11,249	11,249
International			
BERU Corporation, Vienna, Virginia, USA[6]	USD thousand	581	462
BERU Corporation, Tokyo, Japan[6]	YPN thousand	20,987	155
BERU Diesel Start Systems Pvt. Ltd., Poona, India[6]	INR thousand	111,138	1,968
Simesa Brasil Ltda., São Paulo, Brazil[3, 8]	BRL thousand	–	–
Subsidiaries and other equity holdings			
consolidated using the equity method			
International			
IMPCO-BERU Technologies B.V.,Delfgauw, Netherlands[9, 10]	EUR thousand	14,108	14,108
Other equity holdings			
Germany			
TecCom GmbH, Munich[3]	EUR thousand	3,040	3,040

2. Inventories

The development of inventories is shown in the following table:

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Raw materials and manufacturing supplies	21,048	18,694
Trading stock	3,329	3,200
Work in progress	16,854	13,210
Finished goods	18,867	19,637
Advance payments made	643	869
	60,741	**55,610**

In total, inventories were written down by EUR 7,353 thousand (prior year: EUR 7,670 thousand), so the balance of inventories before writedowns was EUR 68,094 thousand (prior year: EUR 62,824 thousand).

The increase in inventories is primarily due to the higher volumes of production at some companies such as BERU Aktiengesellschaft, Ludwigsburg, BERU Electronics GmbH, Bretten and its production facility in Tralee, Ireland, and BERU TdA SAS, Chazelles sur Lyon, France.

No inventories were entered in the balance sheet at their net selling values, as in the prior year.

As in the prior year, there were also no write-ups affecting the operating result.

3. Receivables and other assets

	March 31, 2005				March 31, 2004			
		Remaining term				Remaining term		
EUR thousand	Total	< 1 year	1–5 years	> 5 years	Total	< 1 year	1–5 years	> 5 years
Trade receivables	75,794	75,536	258	–	73,718	73,547	171	–
Receivables due from:								
subsidiaries and parent companies	290	290	–	–	–	–	–	–
associated companies	–	–	–	–	–	–	–	–
affiliated companies	194	194	–	–	210	210	–	–
tax payments	3,154	2,885	269	–	4,533	4,130	403	–
interest	417	417	–	–	1,428	1,428	–	–
employees	70	69	–	1	84	84	–	–
Derivative financial instruments	181	181	–	–	299	299	–	–
Other assets	1,967	1,965	2	–	1,955	1,775	180	–
Other receivables and other assets	6,273	6,001	271	1	8,509	7,926	583	–
	82,067	**81,537**	**529**	**1**	**82,227**	**81,473**	**754**	**–**

The increase in trade receivables was mainly a result of the higher sales revenues of the BERU Group.

Receivables due from subsidiaries and parent companies include solely trade receivables and relate to non-consolidated companies. The receivables due from subsidiaries and parent companies include a receivable due from BorgWarner GmbH, Heidelberg, in an amount of EUR 273 thousand, which was granted to BERU Aktiengesellschaft, Ludwigsburg, due to an agreement on compensation for deleterious effects.

The receivables due from affiliated companies also consist solely of trade receivables.

The amounts shown for derivative financial instruments are their fair values. These are a result of forward exchange contracts by BERU Aktiengesellschaft.

Other assets include deferred charges and prepaid expenses of EUR 363 thousand (prior year: EUR 475 thousand) and receivables from the granting of investment subsidies at BERU Aktiengesellschaft of EUR 36 thousand (prior year: EUR 133 thousand). Other assets also include claims to repayments from pension-plan investments of EUR 93 thousand (prior year: EUR 223 thousand).

For the receivables and other assets which are shown at their net book values, these book values represent the amounts recoverable in the normal course of business.

BERU Aktiengesellschaft and the subsidiaries of the BERU Group are subject to interest-rate, exchange-rate and bad-debt risks. In addition, exchange-rate risks exist which are hedged by means of forward exchange contracts. These are explained in the note on "Derivative financial instruments".

Bad-debt risks are covered by the recognition of appropriate impairment charges. The impairment charges recognized in the year under review amount to EUR 937 thousand (prior year: EUR 2,357 thousand).

4. Marketable securities

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Stocks and shares	2,705	2,626
Fixed-interest securities	29,585	62,234
Other securities	18	335
	32,308	**65,195**

As in the prior year, no fixed-interest or other securities are included that fall due within 3 months of the balance-sheet date. Fixed-interest and other securities that do not fall due within 12 months of the balance-sheet date are included in an amount of EUR 22,585 thousand (prior year: EUR 47,200 thousand).

All securities are classified as "available-for-sale", and were entered at their fair values on the balance-sheet date, as in the prior year.

In the year under review and in the prior year, no mortgages or assignments of securities were carried out.

The average weighted interest-rate of the securities developed as follows, shown according to their remaining terms:

		March 31, 2005		March 31, 2004	
EUR thousand	Remaining period:	Book value	Interest rate	Book value	Interest rate
Fixed-interest securities					
	< 1 year	7,000	2.67%	16,371	2.70%
	1 – 5 years	19,585	2.83%	37,739	4.16%
	> 5 years	3,000	3.20%	8,124	4.13%
		29,585		**62,234**	
Other securities		2,723		2,961	
		32,308		**65,195**	

5. Cash and cash equivalents

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Checks, cash in hand and cash at German Central Bank	27	10
Cash at banks	68,310	39,760
	68,337	**39,770**

6. Deferred taxes

Deferred tax assets and liabilities at March 31 are allocated to the following items:

	Deferred tax assets		Deferred tax liabilities	
EUR thousand	Mar. 31, 2005	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2004
Intangible assets and property, plant and equipment	696	640	14,569	13,010
Financial assets	–	–	–	–
Inventories	201	309	395	1,588
Receivables and other assets	315	483	340	222
Marketable securities, cash and cash equivalents	3	–	30	55
Tax adjustment item	356	334	–	–
Equity capital	–	–	–	–
Special item which in part constitutes a reserve	136	–	–	–
Provisions	4,020	3,453	109	39
Liabilities	253	238	236	231
Tax-loss carryforwards	1,856	619	–	–
Miscellaneous	–	–	–	–
	7,836	**6,076**	**15,679**	**15,145**

Impairments are recognized on capitalized deferred taxes if there are doubts about their realizability. To determine these write-downs, all positive and negative factors are considered for an appropriately high income in the future, whereby the fundamental estimates may be subject to changes over time.

The deferred taxes which were entered under shareholders' equity in the year under review amount to EUR 3 thousand (prior year: EUR 3 thousand).

7. Shareholders' equity

The changes in the shareholders' equity of the BERU Group can be seen in the statement of changes in shareholders' equity.

Subscribed capital

The subscribed capital of BERU Aktiengesellschaft, Ludwigsburg, amounts to EUR 26,000 thousand, unchanged from the prior year. It consists of 10,000,000 bearer shares of no par value. With the resolution of the Annual Shareholders' Meeting of September 14, 2004, the Company was authorized, as in the prior year, to acquire treasury shares in a volume of up to 10% the present total capital stock. This authorization is limited until March 16, 2006. The Company made use of this authorization in the year under review. However, the treasury shares were sold again, so on the balance-sheet date, all 10,000,000 of the shares were actually in circulation (prior year: 10,000,000), and no treasury shares were held.

The development of the number of shares in circulation was as follows:

Number of shares	2004/05	2003/04
No-par-value shares	10,000,000	10,000,000
Treasury shares	–	–
Shares in circulation, total	**10,000,000**	**10,000,000**

There was no capital stock authorized for issue at March 31, 2005 or at March 31, 2004.

Additional paid-in capital

The additional paid-in capital consists of the premium on the issue of shares. On the balance-sheet date, it amounted to EUR 73,147 thousand, as in the prior year.

Retained earnings

As in the past, retained earnings include the earnings achieved by the companies included in the consolidate group, except for such earnings that were distributed. Another component of retained earnings is the adjustments made (with no effect on the income statement) in connection with the first application of IFRS. Goodwill from the capital consolidation is not included in earnings reserves. However, with the application of IFRS 3, badwill from capital consolidation has been reclassified into shareholders' equity and is thus included in other retained earnings in an amount of EUR 2,696 thousand. From the sale of treasury shares, BERU Aktiengesellschaft, Ludwigsburg, received income of EUR 9 thousand. This amount was allocated directly to other retained earnings with no effect on the income statement.

As before, differences from the currency translation of foreign subsidiaries' financial statements (not affecting the income statement) and the effects of recording changes in the fair values of financial instruments after taxes (also with no effect on the income statement) are also included. A detailed list of changes in retained earnings can be derived from the statement of changes in shareholders' equity.

Minority interests

Minority interests include the capital share, the share in the earnings after taxes, and the share in currency effects in the following companies:

	Minority interest %	Mar. 31, 2005 EUR thousand	Mar. 31, 2004 EUR thousand
BERU Hungaria Rt., Hungary	0.00	–	– 492
BERU Korea Co. Ltd., South Korea	49.00	2,350	2,032
		2,350	**1,540**

Regarding the acquisition of the minority shareholding in BERU Hungaria Rt., we refer to the notes under "D. Changes in the consolidated group".

8. Provisions

Provisions for pensions and similar obligations

Provisions for pensions and similar obligations are formed for obligations connected with rights to future pensions and from current pensions being paid to entitled employees, former employees and dependants of the BERU Group. The Company's pension plan is regulated as a defined-benefit plan, whereby the benefits promised to employees and former employees are fulfilled by the Company. Company pensions are mainly financed by the formation of provisions and by a fund-financed pension plan. If the plan's assets exceed the pension commitments, in accordance with IAS 19, a corresponding positive item is shown under other assets. If the plan's assets do not cover the pension obligations, the net obligation is shown as a liability under pension provisions.

The amount of the pension obligation (rights to pensions from pension commitments) was calculated according to actuarial methods, with which estimates must be made. Apart from assumptions concerning life expectancy, the following factors are also relevant, and depend on the economic situation of the respective country.

	Germany		France	
In percent (March 31)	2005	2004	2005	2004
Discount rate	4.2%–5.2%	4.8%–5.75%	4.5%	4.8%
Salary trend	2.5%–2.7%	2.2%–2.5%	3.5%	3.5%
Pension trend	1.5%	1.5%	2.0%	2.0%
Staff turnover	4.4%	4.2%	–	–

All the other factors of the other companies are of minor importance due to the level of the pension provisions.

The salary trend comprises expected future salary increases which are estimated annually, depending, among other things, on inflation and the company involved.

Provisions for pensions are composed as follows:

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Present value of provision-financed pensions obligations	18,185	16,383
Present value of fund-financed pension obligations	802	437
Defined benefit obligation	18,987	16,820
Fair value of plan assets	– 811	– 663
Net obligation	18,176	16,157
Adjustment due to actuarial gains and losses	– 1,929	– 476
Balance at year-end	16,247	15,681
– thereof, pension provision	16,340	15,904
– thereof, asset value	93	223

The net liability of the amounts shown in the balance sheet changed as follows:

EUR thousand	2004/05		2003/04	
Net liability of amounts shown in balance sheet at April 1		15,681		14,542
Expense for year				
Current service cost	1,026		833	
Interest expense	688		843	
Expected income from plan assets	– 51		– 28	
Actuarial gain/loss	342		– 227	
Change due to plan introduction/alteration	68	2,073	68	1,489
Benefits paid		– 1,453		– 1,316
Change in consolidated group		–		982
Exchange-rate changes		– 54		– 16
Net liability of amounts shown in balance sheet at March 31		**16,247**		**15,681**

The expense entered in the income statement during the reporting period for defined contribution pension plans amounted to EUR 261 thousand (prior year: EUR 119 thousand).

Provisions for taxes

Provisions for taxes reflect obligations for taxes on income and earnings for the year under review and/or for prior financial years.

The increase in provisions for taxes is due to the booking of the tax liability for previous years resulting from the tax field audit for the period of 1997/98 to 2001/02. Furthermore, the provision also includes additional tax expenses resulting from the findings of the tax field audit for the period of April 1, 2002 until March 31, 2005. The provision for taxes formed as a result of the tax field audit totaled EUR 10,154 thousand.

Provisions for taxes are composed as follows:

		Maturity				Maturity		
EUR thousand	Balance at Mar. 31, 2005	< 1 year	1 – 5 years	> 5 years	Balance at Mar. 31, 2004	< 1 year	1 – 5 years	> 5 years
Income tax	12,202	12,202	–	–	2,060	2,060	–	–
Trade tax	17	17	–	–	472	472	–	–
Foreign income taxes	–	–	–	–	–	–	–	–
Sales tax	379	379	–	–	447	447	–	–
Other taxes	477	477	–	–	175	175	–	–
	13,075	**13,075**	**–**	**–**	**3,154**	**3,154**	**–**	**–**

Other provisions

Other provisions developed as follows during the year under review:

EUR thousand	Balance at Apr. 1, 2004	Group additions	Utilization	Retransfer	Additions	Currency changes	Balance at Mar. 31, 2005
Accrued personnel and social costs	15,749	–	12,231	10	13,557	– 7	17,058
Accrued operating costs	8,426	–	3,347	3,628	9,242	21	10,714
Other obligations	5,889	–	4,448	335	7,997	– 5	9,098
	30,064	**–**	**20,026**	**3,973**	**30,796**	**9**	**36,870**

The accrued personnel and social costs consist mainly of obligations for holiday pay and flexitime credits, profit sharing and bonuses, pre-retirement part-time work, jubilee expenses and Christmas gratuities.

Accrued operating costs include provisions for guarantee obligations and for anticipated contract losses.

The provision for other obligations covers a variety of recognizable individual risks and uncertainties, whereby invoices not yet received constitute a major part.

The maturities of the provisions are shown in the following table:

		Maturity				Maturity		
EUR thousand	Balance at Mar. 31, 2005	< 1 year	1 – 5 years	> 5 years	Balance at Mar. 31, 2004	< 1 year	1 – 5 years	> 5 years
Accrued personnel and social costs	17,058	13,007	3,100	951	15,749	12,749	2,216	784
Accrued operating costs	10,714	7,989	2,725	–	8,425	6,194	2,231	–
Other obligations	9,098	8,681	417	–	5,890	5,890	–	–
	36,870	**29,677**	**6,242**	**951**	**30,064**	**24,833**	**4,447**	**784**

9. Liabilities

EUR thousand	Balance at Mar. 31, 2005	thereof, with a remaining term of < 1 year	1–5 years	> 5 years	Balance at Mar. 31, 2004	thereof, with a remaining term of < 1 year	1–5 years	> 5 years
Liabilities to banks	22,544	8,884	10,886	2,774	26,815	9,479	12,786	4,550
Trade liabilities	17,994	17,553	441	–	23,069	23,069	–	–
Bills payable	3,867	3,747	120	–	1,041	1,041	–	–
Liabilities to subsidiaries and parent companies	1,863	1,863	–	–	1,843	1,843	–	–
Tax liabilities	2,620	2,620	–	–	2,605	2,605	–	–
Social-security liabilities	3,084	3,084	–	–	3,195	3,195	–	–
Derivative financial instruments	57	57	–	–	60	60	–	–
Miscellaneous other liabilities	3,244	3,026	172	46	4,975	4,521	356	98
Other liabilities	14,735	14,397	292	46	13,719	13,265	356	98
	55,273	**40,834**	**11,619**	**2,820**	**63,603**	**45,813**	**13,142**	**4,648**

The book values of the liabilities are their attributable values on the balance-sheet dates.

Liabilities to banks are secured by mortgages on a nominal EUR 9,203 thousand (prior year: EUR 9,203 thousand). The following table shows the interest-rate risks:

EUR thousand	Remaining term in years	March 31, 2005 Book value	March 31, 2005 Interest rate	March 31, 2004 Book value	March 31, 2004 Interest rate
Loans	< 1 year	3,432	up to 5.75%	3,432	up to 5.75%
	< 5 years	10,648	up to 5.75%	12,336	up to 5.75%
	< 10 years	2,773	up to 2.86%	4,517	up to 4.5%
Overdrafts	< 1 year	5,452	up to 5.7%	6,080	up to 4.5%
	< 5 years	239	up to 5.4%	450	up to 4.5%
		22,544		**26,815**	

In total, the companies of the BERU Group have been granted credit lines by banks totaling EUR 58,857 thousand (prior year: EUR 64,480 thousand).

The items from derivative financial instruments included under other liabilities are explained in more detail under the following note.

The deferred income included under miscellaneous other liabilities include both government grants and subsidies of EUR 1,673 thousand (prior year: EUR 1,916 thousand) and other accruals of EUR 19 thousand (prior year: EUR 44 thousand). Miscellaneous other liabilities also include commission obligations of EUR 173 thousand (prior year: EUR 241 thousand) and customers with credit balances of EUR 154 thousand (prior year: EUR 247 thousand).

The grants and subsidies relate to investment subsidies and allowances which are intended to promote investment. These are subsidies awarded to BERU Aktiengesellschaft on investments in the Neuhaus-Schierschnitz facility, awarded by the state of Thuringia in connection with the European Community project "Improvement in Regional Economic Structures" and the European Fund for Regional Development (EFRE). Furthermore, subsidies awarded to the Irish facility of BERU Electronics GmbH, Bretten, and the Spanish subsidiary, BERU Microelectrónica S.A., are also shown. The Irish government grants investment incentives of between 35% and 55% of the purchase price on the acquisition of certain assets. A part of these subsidies has to be repaid if the facility is wound up within the following eleven years. This repayment obligation is thus reduced by 10% at the end of the year. The Spanish government and the Basque regional government also grant subsidies on fixed assets as an investment incentive as a part of various, frequently changing programs.

In addition, BERU Aktiengesellschaft received investment subsidies for operational investments in the development area of the new eastern states of Germany pursuant to Section 2 of the 1999 Investment Subsidy Law.

10. Derivative financial instruments

Due to its international activities, the BERU Group is exposed to various risks in connection with its operations.

These risks include **exchange-rate risks**, resulting from activities in various currency areas, **default risks**, related to the non-fulfillment of contractual obligations by business associates, and **interest-rate risks**, arising from investments and borrowings with variable interest rates.

For the assessment and consideration of such risks, the BERU Group has set up a centralized risk-management system to define principles which serve the purpose of a uniform and systematic identification and valuation of risks. In order to check for compliance with all of these principles, there is continuous reporting within the BERU Group. Thus, any risks arising can be quickly identified and analyzed.

Derivative financial instruments are applied to minimize these risks. Hedge accounting in the sense of IAS 39 is not used, however.

Exchange-rate risks: Forward exchange transactions are entered into in order to protect assets, debts and other liabilities and expected cash flows in foreign currencies. The maturity of the forward transactions depends on the expected cash flow. In general, however, no such contracts are concluded with a term of more than one year. The nominal value of the forward exchange transactions amounted to EUR 8,545 thousand. The hedged currency risks all relate to US dollars.

Default risks: The BERU Group is exposed to default risks if contracting parties do not fulfill their commitments. In the attempt to avoid such risks, contracts are only entered into with contracting parties with first-class creditworthiness. No significant default risk existed at March 31, 2004 or at March 31, 2003, so that in the opinion of the management, the risk of non-fulfillment by the contracting parties is very low, but cannot be entirely excluded. Default risks are minimized by taking out del credere insurance. If default risks are identifiable for individual financial assets, appropriate impairment charges are recognized. Thus the amount of financial assets shown in the balance sheet reflects the maximum default risk for the case that the contracting party fails to fulfill its payment obligations, irrespective of existing safeguards. No concentration of default risks from business relations with individual customers or groups of customers can be recognized.

Interest-rate risks: The BERU Group is also exposed to interest-rate fluctuations. The interest-rate-sensitive assets and liabilities relate to securities and debts. At present, however, within the entire group there are no derivative financial instruments which hedge against the interest-rate risk. In the estimation of the management, only slight risks are connected with interest-rate fluctuations at present. More information on interest-rate risks is given under "Receivables and other assets" and "Liabilities". BERU has hedged various long-term loans with interest-rate-cap transactions. These transactions limit loans with variable interest rates to a maximum interest rate.

The nominal volumes on which the derivative financial instruments are based and their market data are shown in the following table:

	Nominal volume		Market value	Nominal volume		Market value
EUR thousand	Total Mar. 31, 2005	Remaining term > 1 year	Mar. 31, 2005	Total Mar. 31, 2004	Remaining term > 1 year	Mar. 31, 2004
Forward exchange contracts	8,545	–	124	9,686	–	239
Interest-rate-cap contracts	8,333	8,333	13	8,333	8,333	141

The nominal volume of derivative financial instruments represents the arithmetical parameter from which the payments are derived. The risk thus arises not from the nominal volume, but from the related exchange-rate and interest-rate changes.

The market value represents the gains and losses with a fictional smoothing of the derivatives on the balance-sheet date, which is arrived at with the use of standardized valuation methods.

11. Other financial liabilities and contingent liabilities

Other financial liabilities relate to framework agreements covering cooperation on the warehousing, commissioning, processing and transport of raw materials, work in progress and BERU products, as well as minimum purchase obligations with one supplier.

Other financial liabilities

Operate lease agreements exist for office equipment and buildings. In the year under review, leasing installments of EUR 234 thousand (prior year: EUR 244 thousand) were booked with an effect on the income statement. The liabilities from operate-lease agreements are shown in the amount of the minimum leasing payments.

Other financial liabilities also include rental and leasing agreements for office and factory buildings.

The remaining terms of the other financial liabilities are shown in the following table:

		thereof, with a remaining term of				thereof, with a remaining term of		
EUR thousand	Balance at Mar. 31, 2005	< 1 year	1–5 years	> 5 years	Balance at Mar. 31, 2004	< 1 year	1–5 years	> 5 years
Operate leases	808	197	371	240	693	200	402	91
Supplier agreements	100	100	–	–	100	100	–	–
Framework agreements	4,853	2,451	2,402	–	6,289	2,850	3,439	–
Rental and leasing of buildings	722	167	555	–	546	118	428	–
Investments in intangible assets	–	–	–	–	–	–	–	–
Investments in property, plant and equipment	10,651	10,651	–	–	8,444	8,444	–	–
Others	430	430	–	–	333	333	–	–
	17,564	**13,996**	**3,328**	**240**	**16,405**	**12,045**	**4,269**	**91**

Contingent liabilities

No provisions were formed for the following contingent liabilities, which are shown at their nominal values, because the probability of occurrence of the risk was estimated as too low:

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Notes payable	881	78
Sureties	70	74
Letters of comfort	5,229	5,553
	6,180	**5,705**

12. Sales revenues

Sales revenues resulted from the following activities:

EUR thousand	2004/05	2003/04
Diesel cold-start systems	181,754	162,562
Ignition technology	113,949	105,484
Electronics and sensor technology	90,085	86,417
	385,788	**354,463**

For further information on sales revenues we refer to the section of segment reporting.

13. Inventory changes and own work capitalized

EUR thousand	2004/05	2003/04
Change in the stock of finished goods and work in progress	904	5,872
Own work capitalized	3,317	2,516
	4,221	**8,388**

14. Other operating income

EUR thousand	2004/05	2003/04
Income from currency transactions	1,930	2,514
Income from security-price gains	20	1,977
Income from the retransfer of provisions	386	636
Book gains on the disposal of fixed assets	163	257
Insurance payouts	–	230
Income from the retransfer of accrued investment subsidies and investment grants	66	150
Income from the entry of written-off teceivables and the transfer of impairment charges	1,648	64
Other income froh other periods	–	38
Miscellaneous other operating income	3,042	1,568
	7,255	**7,434**

The miscellaneous other operating income consists mainly of income from other disposals and services of EUR 2,202 thousand (prior year: EUR 1,167 thousand), income from providing employees with vehicles of EUR 260 thousand (prior year: EUR 269 thousand), refunds from pre-retirement part-time working expenses of EUR 320 thousand (prior year: EUR 78 thousand) and income for services invoiced to BorgWarner GmbH, Heidelberg, of EUR 235 thousand (prior year: EUR: 0 thousand).

The increase of income from the entry of written-off receivables and the tranfer of impairment charges is due to the entry of written-off receivables due from an export company from prior year. A further effect is the reversal of allowances on trade accounts receivables at the BERU AG, Ludwigsburg.

The investment subsidies and grants accrued under other liabilities are retransferred through other operating income in accordance with the amortization periods of the subsidized assets with an effect on the income statement. No additional public-sector subsidies were received.

15. Cost of materials

EUR thousand	2004/05	2003/04
Cost of raw materials, factory supplies *and purchased goods*	129,425	119,744
Cost of purchased services	10,091	10,499
	139,516	**130,243**

16. Personnel expenses

EUR thousand	2004/05	2003/04
Wages and salaries	94,329	83, 401
Social levies and support expenses	18,625	17,400
Pension expenses	2,097	1,812
	115,051	**102,613**

The numbers of employees on the balance-sheet dates were as follows:

	2004/05	2003/04
Industrial employees	1,580	1,616
Salaried employees	1,043	1,022
Apprentices/trainees	41	56
	2,664	**2,694**

17. Other operating expenses

EUR thousand	2004/05	2003/04
Selling expenses	18,018	18,144
Administrative expenses	15,322	12,471
Losses on currency translation	957	2,242
Losses on receivables	1,486	754
Losses on the sale of fixed assets	156	121
Expenses from the sale of IMPCO/Stoneridge shares	–	872
Losses on the sale of sexurities	253	144
Miscellaneous other operating expenses	28,930	22,206
	65,122	**56,954**

The expenses for research and development of the BERU Group amounted to EUR 22,515 thousand (prior year: EUR 22,965 thousand) and are included in *miscellaneous other operating expenses as well as personnel expenses, cost* of materials, and depreciation and amortization.

The miscellaneous other operating expenses consist mainly of maintenance costs of EUR 4,016 thousand (prior year: EUR 3,911 thousand), costs of services of EUR 1,144 thousand (prior year: EUR 2,034 thousand), costs of energy of EUR 1,862 thousand (prior year: EUR 1,879 thousand) costs for the production of tools of EUR 1,726 thousand (prior year: EUR 1,869 thousand), costs for own construction EUR 1,292 thousand (prior year: EUR 999 thousand) and for warranty claims EUR 1,800 thousand (prior year: EUR 1,375 thousand).

18. Net financial income

The net financial income of the BERU Group is composed as follows:

EUR thousand	2004/05	2003/04
Income from equity investments		
Income from subsidiaries and parent companies	224	72
Income from associated companies	779	602
	1,003	**674**
Interest income		
Expenses from the transfer of losses	– 643	–
Income from other securities and loans included in financial assets	125	2,865
– thereof, from subsidiaries and parent companies	(125)	(–)
Other interest and similar iincome	2,705	797
– thereof, from subsidiaries and parent companies	(–)	(86)
Other interest and similar expenses	– 4,587	– 1,272
– thereof, from subsidiaries and parent companies	(2)	(2)
	– 2,400	2,390
Financial income, net	**– 1,397**	**3,064**

19. Taxes on income and earnings

The tax expense comprises the following main components:

EUR thousand	2004/05	2003/04
Actual tax expense	24,523	17,617
Deferred tax expense from the formation of deferred tax assets an tax-loss carryforwards	– 1,237	– 619
Deferred tax expense/gain from timing differences	9	1,364
	23,295	**18,362**

The increase in the actual tax expense by EUR 6,906 thousand was primarily a result of taking into account the findings so far of the tax field audit for the period of 1997/98 – 2001/02.

The change in applicable tax rates due to new legislation results in a deferred tax expense of EUR 3 thousand (prior year: EUR 0 thousand).

The calculation of deferred taxes takes place with each country's specific tax rates, which were between 10% and 40% for the 2004/05 financial year. Changes in tax rates already decided upon on the balance-sheet date were taken into consideration for the calculation of deferred taxes.

Within the BERU Group, on the balance-sheet date there were non-utilized tax-loss carryforwards of EUR 5,862 thousand (prior year: EUR 3,798 thousand), for which deferred tax assets were formed insofar as their realization is reasonably certain. No deferred tax assets were formed for tax-loss carryforwards of EUR 0 thousand (prior year: EUR 1,452 thousand).

The actual tax expense was reduced by EUR 57 thousand (prior year: EUR 57 thousand) due to the application of tax-loss carryforwards, which resulted from prior years and had not hitherto been capitalized.

Deferred tax income of EUR 429 thousand (prior year: EUR 619 thousand) resulted from the application of deferred tax assets on tax-loss carryforwards from prior years for which no deferred tax assets had previously been formed.

The income-tax expense of EUR 23,295 thousand for taxes on income and earnings shown for the 2004/05 financial year (prior year: EUR 18,362 thousand) is EUR 5,601 thousand lower than the expected income-tax expense of EUR 17,694 thousand (prior year: EUR 20,532 thousand).

With the following reconciliation for the Group, the individual company-related reconciliations prepared with each country's specific tax rate were summarized with due consideration of consolidation measures. The expected tax expense was thus reconciled with the effective reported tax expense.

The tax rate of 37.61% applied in the reconciliation is equal to the German tax rate.

EUR thousand	2004/05	2003/04
Earnings before income taxes	**47,045**	**54,592**
Effective tax rate for the Group	37.61%	37.61%
Expected tax expense	**– 17,694**	**– 20,532**
Tax-rate-related deviations	315	249
Tax-free income/expenses	1,282	– 563
Effects of tax losses	486	192
Goodwill writedowns	– 132	– 1,566
Impairment charges	–	1
Increases and decreases for tax purposes	– 1,051	3,843
Tax payments and refunds for previous years	– 6,487	– 142
Other deviations	– 14	156
Taxes on income and earnings	**–23,295**	**– 18,362**
Tax rate in percent	49.52%	33.64%

The dividend distribution proposed for the 2004/05 financial year will not lead to a reduction in corporate income tax due to the moratorium introduced in connection with the Law on the Elimination of Tax Concessions.

I. Earnings per share

Earnings per share are calculated by dividing the profits for the period of EUR 23,533 thousand (prior year: EUR 35,877 thousand) to which the ordinary shareholders are entitled by the weighted average number of ordinary shares outstanding during the period (2004/05: 9,999,858; 2003/04: 9,993,095). Due to the application of IAS 36, with the calculation of basic and diluted earnings per share, the number of outstanding ordinary shares was corrected with retroactive effect so that the earnings per share for the 2004/05 financial year and for the 2003/04 financial year were calculated with the same number of outstanding shares. Despite the authorization granted to the Company at the Annual Shareholders' Meeting of September 16, 2003 and of September 14, 2004 to buy treasury shares up to a limit of 10% of the outstanding shares, BERU held no treasury shares on the balance-sheet dates of March 31, 2004 and March 31, 2005. However, BERU Aktiengesellschaft temporarily held 1,900 of its own shares during the 2004/05 financial year.

There were no factors which would lead to a dilution of the earnings per share, neither in the year under review nor in the prior year.

Earnings per share are calculated as follows:

	Mar. 31, 2005	Mar. 31, 2004
Net income after minority interestsin EUR thousand	23,533	35,887
Weighted average number of outstanding ordinary shares	9,999,858	9,999,858
Earnings per share in EUR	**2.35**	**3.59**

In accordance with IAS 33, the earnings per share of the prior year were retroactively adjusted.

J. Statement of cash flows

The statement of cash flows shows the source and application of the flows of funds in the 2003/04 and 2004/05 financial years. A difference is made between cash flows from business activities, from investment activities and from financing activities.

The balance of cash and cash equivalents shown in the statement of cash flows includes all of the liquid funds in the balance sheet, i.e. cash in hand, checks, cash at the German Central Bank and cash at other banks, as long as they are available within a period of three months. Marketable securities with a fixed interest rate shown under current assets are also included which are classified as available for sale and which are held for short-term financing needs. Cash and cash equivalents comprise the following:

	2004/05	2003/04
Cash and cash equivalents	68,337	39,770
Fixed-interest securities of BERU AG	29,585	62,234
	97,922	**102,004**

In this context, the securities shown under current assets are comprised as follows:

	2004/05	2003/04
Shares and other sexurities shown as current assets	2,723	2,961
Fixed-interest securities of BERU AG	29,585	62,234
	32,308	**65,195**

The change in liquid funds as a result of operating activities is adjusted to exclude the effects of currency translation and changes in the consolidated group.

The change in liquid funds as a result of investing and financing activities is calculated in relation to payments. On the other hand, the change in liquid funds as a result of operating activities is derived indirectly from the net income for the period.

EUR 29 thousand was paid for acquired companies (prior year: EUR 26,366 thousand), and was settled completely during the year under review. The total purchase price was settled with the use of cash and cash equivalents. The acquisition of companies also brought the BERU Group an inflow of liquid funds in a total amount of EUR 0 thousand (prior year: EUR 39 thousand).

The cash flows from operating activities include the following:

EUR thousand	2004/05	2003/04
Interest received	3,853	2,766
Interest paid	– 1,144	– 1,266
Interest payments	2,709	1,500
Refunds of income taxes	489	598
Payments of income taxes	– 17,459	– 18,507
Payments of income taxes, net	– 16,970	– 17,909

K. Segment reporting

The segment report was prepared with the application of IAS 14 (revised 1997). According to this standard, the activities in the divisions are shown as the primary reporting format, and the activities in the various regions are shown as a secondary format. These segments are oriented towards the Group's internal management and reporting, and take the divisions' various risk and income structures into consideration.

BERU Aktiengesellschaft is active in the field of manufacturing and selling glow plugs and spark plugs as well as other electronic components, mainly for the automotive industry. The Group's activities are divided into the following segments.

In the **Original Equipment segment** an extensive range of products including diesel cold-start technology, ignition technology, and electronics and sensor technology are developed, produced and sold. All of this segment's customers are manufacturers of motor vehicles.

The **Aftermarket segment** comprises a broad range of automotive spare parts. These include not only diesel cold-start and ignition technology, but also a large number of products which are not produced by the BERU Group covering common automotive spare-part requirements.

The **General Industry segment** develops and distributes products for customers in the oil- and gas-burning industries. It also includes activities in the field of industrial electronics, mainly electronic components and control units.

Segment information is generally subject to the same disclosure, accounting and valuation methods as the BERU Group's consolidated financial statements. Receivables and liabilities, provisions, income and expenses, and intercompany profits and losses are eliminated in the reconciliation. There were no inter-segment sales revenues.

The Group's internal invoicing included in the segment's results (operating profit) takes place at normal market prices.

On both balance-sheet dates no substantial, not affecting cash flow expenditures were present.

The investments represent additions to property, plant and equipment and intangible assets.

Segment assets and segment liabilities include all assets and liabilities which have contributed towards generating the segment earnings of the respective division. Segment assets consist mainly of intangible assets and property, plant and equipment, inventories, trade receivables, receivables due from subsidiaries and parent companies, and other assets. Segment liabilities primarily comprise other provisions, trade liabilities, and other liabilities. Financial assets and liabilities and consolidations between the segments are shown in the reconciliation.

	Original Equipment		Aftermarket		General industry		Consolidation/ reconciliation		Group	
EUR thousand	04/05	03/04	04/05	03/04	04/05	03/04	04/05	03/04	04/05	03/04
External sales revenues	247,668	216,906	113,982	112,722	24,138	24,835	–	–	385,788	354,463
EBIT	26,830	28,948	22,061	24,763	1,609	– 280	–	–	50,500	53,431
Depreciation and amortization	14,395	13,547	10,964	9,887	1,716	3,610	–	–	27,075	27,044
Income from investments in associated companies	–	–	–	–	779	602	–	–	779	602
Shares in associated companies	–	–	–	–	3,806	2,828	–	–	3,806	2,828
Capital expenditure	27,830	18,274	18,108	24,033	1,691	1,402	1,326	– 1,152	48,955	42,557
Assets	182,800	164,102	117,414	109,922	19,680	19,507	116,704	117,491	436,598	411,022
Liabilities	39,659	37,639	25,883	25,357	4,058	3,856	67,638	61,018	137,238	127,870

In the 2003/04 financial year, an impairment of EUR 501 was recognized on goodwill that arose in connection with the acquisition of a minority shareholding of 24.86% in BERU Hungaria Rt. As this company belongs to the General Industry segment, the impairment was also allocated to that segment. There were no further impairments. No write-ups were carried out.

Shares in associated companies and income from associated companies were allocated to the General Industry segment.

In the case of segment information by region, external sales revenues are allocated depending on the location of the customer. In line with internal management and reporting, the regions of Germany, Rest of Europe, North America, Asia, and Other Countries are shown separately.

	External sales revenues		Assets		Capital expenditure	
EUR thousand	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04
Germany	119,051	125,013	212,588	177,950	33,366	33,966
Rest of Europe	187,353	166,550	94,940	105,114	13,228	9,375
North America	39,401	27,206	2,888	2,992	423	195
Asia	30,550	28,004	9,478	7,475	612	173
Other countries	9,433	7,690	–	–	–	–
Consolidation/reconciliation	–	–	116,704	117,491	1,326	– 1,152
Group	**385,788**	**354,463**	**436,598**	**411,022**	**48,955**	**42,557**

L. Related-party transactions

In accordance with IAS 24, persons or companies in control of the BERU Group or controlled by it must be stated if they are not already included in the consolidated financial statements as a consolidated company. Furthermore, there is a duty to disclose transactions with associated companies or with persons exercising a significant influence on the business policy and financial policy of the BERU Group. A significant influence can be based on a shareholding in the BERU Group of 20% or more, a seat in the Executive Board or Supervisory Board of BERU Aktiengesellschaft, or another key management position. For the 2004/05 financial year, the BERU Group is affected by the disclosure duties of IAS 24 solely with regard to business relations with associated companies, with members of the Executive Board and Supervisory Board of BERU Aktiengesellschaft, and with other members of the management in key positions.

The members of the Executive Board and the Supervisory Board are counted as related parties as defined by IAS 24.

The transactions with the associated companies, BERU-IMPCO Technologies B.V. (49%) and BERU Diesel Start Systems Pvt. Ltd. (49%), are to be allocated without exception to the ordinary business activities of those companies, and were concluded at usual market conditions. Within the context of supplying goods and services, the volume of sales revenues between BERU Aktiengesellschaft and BERU-IMPCO Technologies B.V. amounted to EUR 0 thousand, as in the prior year. The volume of sales revenues between BERU Aktiengesellschaft and BERU Diesel Start Systems Pvt. Ltd. amounted to EUR 743 thousand (prior year: EUR 592 thousand). The total of open items amounted to EUR 0 thousand at BERU-IMPCO Technologies B.V. (prior year: EUR 0 thousand) and EUR 194 thousand at BERU Diesel Start Systems Pvt. Ltd. (prior year: EUR 210 thousand).

In the 2004/05 financial year, BorgWarner GmbH, Heidelberg, an indirect subsidiary of BorgWarner Inc., acquired a majority shareholding in BERU Aktiengesellschaft, Ludwigsburg. There had previously been no business relations between the companies of the BERU Group and the BorgWarner Group. For the additional expenses incurred following the acquisition, BorgWarner GmbH granted BERU Aktiengesellschaft, Ludwigsburg, a claim to EUR 273 thousand. In this context we refer to the dependent-company report included in the Management Report.

1. Shares held by the members of the Executive Board and of the Supervisory Board

None of the members of the Supervisory Board or of the Executive Board held any shares in BERU Aktiengesellschaft on the balance-sheet date.

2. Total compensation of the members of the Executive Board and of the Supervisory Board

The compensation of the active members of the Executive Board totaled EUR 2,407 thousand (prior year: EUR 2,904 thousand), whereby the fixed element of compensation amounted to EUR 701 thousand (prior year: EUR 679 thousand) and the variable element amounted to EUR 1,706 thousand (prior year: EUR 2,225 thousand).

EUR 4,034 thousand (prior year: EUR 589 thousand) was paid to former members of the Executive Board and their dependants.

The compensation of the members of the Supervisory Board totaled EUR 232 thousand (prior year: EUR 239 thousand).

The total compensation for the members of the Supervisory Board for the 2004/05 financial year breaks down as follows, in accordance with the Articles of Incorporation:

EUR	Period of office	Fixed compensation	Variable compensation	Total compensation
Mr. Adams	since 5.1.2005	3,656.25	9,250.00	12,906.25
Mr. Birkel	until 5.1.2005	10,968.75	27,750.00	38,718.75
Mr. Böhm	until 5.1.2005	4,875.00	13,875.00	18,750.00
Ms. Cee	1.4.2004 – 31.3.2005	6,500.00	18,500.00	25,000.00
Dr. Grub	until 5.1.2005	6,093.75	13,875.00	19,968.75
Mr. Hensel	since 5.1.2005	2,031.25	4,625.00	6,656.25
Mr. Immekamp	1.4.2004 – 31.3.2005	6,500.00	18,500.00	25,000.00
Mr. Rutt	until 5.1.2005	17,062.50	41,625.00	58,687.50
Dr. Wöhr	since 5.1.2005	5,687.50	13,875.00	19,562.50
Mr. Weber	since 5.1.2005	1,625.00	4,625.00	6,250.00
Total		**65,000.00**	**166,500.00**	**231,500.00**

Pursuant to IAS 19, pension obligations towards former members of the Executive Board and their dependants are covered by provisions of EUR 7,765 thousand (prior year: EUR 7,402 thousand).

The names of the members of the Executive Board and the Supervisory Board are listed under "M. Boards of the Company".

M. Boards of the Company

Supervisory Board

Dr. Ulrich Wöhr, Oberursel (since January 5, 2005)
Chairman (since February 9, 2005)
Graduate in business administration
– Chairman of the Supervisory Board of
Atkon AG, Wiesbaden
Gontard&MetallBank AG i.I., Frankfurt (Main)

– Member of the Supervisory Board of:
Sanitec International AG, Hamburg (until April 15, 2005)
Sanitec Oy, Helsinki (until April 15, 2005)

Heinrich Rutt, Munich (until January 5, 2005)
Chairman (until January 5, 2005)
Chief Executive of The Carlyle Group Management GmbH
– Chairman of the Supervisory Board of:
Edscha AG, Remscheid
– HT Troplast AG, Troisdorf

Robin J. Adams, Bloomfield Hills, Michigan, USA (since January 5, 2005)
Deputy Chairman (since February 9, 2005)
– Executive Vice President, Chief Financial Officer and
Officer, BorgWarner Inc.

Gregor Böhm, Munich (until January 5, 2005)
– Chief Executive of The Carlyle Group Acquisitions GmbH
– Member of the Supervisory Board of:
Edscha AG, Remscheid
HT Troplast AG, Troisdorf

Dr. Volker Grub, Stuttgart (until January 5, 2005)
Lawyer
– Chairman of the Supervisory Board of:
Maschinenfabrik Esterer AG, Altötting

Wolfram R. Birkel, Buxtehude (until January 5, 2005)
Businessman
Deputy Chairman (until January 5, 2005)
– Chairman of the Supervisory Board of:
atways AG, Hamburg

Anthony D. Hensel, Oakland TWP, Michigan, USA (since January 5, 2005)
Vice President BorgWarner Inc.
– Member of the Supervisory Board of:
BorgWarner Turbo Systems GmbH

Alfred Weber, Rochester Hills, Michigan, USA (since January 5, 2005)
Vice President BorgWarner Emissions Systems Inc. and BorgWarner Thermal Systems Inc.

Marina Cee, Besigheim
Office employee (employee representative)

Bernd Immekamp, Ludwigsburg
Industrial employee (employee representative)

Executive Board

Marco Freiherr von Maltzan, Munich
Chairman
Certified engineer
– Member of the Administrative Board of:
Landeskreditbank Baden-Württemberg (development bank), Karlsruhe

Bernhard Herzig, Oberstenfeld (until April 26, 2004)
Certified engineer

Dr. Reinhard Meschkat, Seggebruch (since February 1, 2005)
Certified engineer

Dr. Rainer Podeswa, Beilstein

N. Declaration of compliance with the German Corporate Governance Code

The Executive Board and Supervisory Board of BERU Aktiengesellschaft have issued the declaration required by Section 161 of the German Stock Corporation Law; this declaration can be permanently accessed at the Company's website, www.beru.com.

O. Proposal on the appropriation of profits

The company financial statements of BERU Aktiengesellschaft, Ludwigsburg, were prepared in accordance with German accounting regulations.

Pursuant to the German Stock Corporation Law, the amount distributable to the shareholders is determined by the accumulated distributable earnings shown in the balance sheet of BERU Aktiengesellschaft, Ludwigsburg (balance-sheet profit). After receiving the approval of the Supervisory Board, the Executive Board proposes to the Annual Shareholders' Meeting that the balance-sheet profit as of March 31, 2004 is appropriated as follows:

	EUR
Distribution of a dividend of EUR 1.10 per share	11,000,000.00
Transfer to other retained earnings	2,409,660.00
Carried forward to new account	71,897.04
Balance-sheet profits	**13,481,557.04**

Ludwigsburg, June 7, 2005

The Executive Board

Marco Freiherr von Maltzan   Dr. Reinhard Meschkat   Dr. Rainer Podeswa

P. Auditors' report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the consolidated financial statements prepared by BERU Aktiengesellschaft, Ludwigsburg, for the business year from April 1, 2004 to March 31, 2005. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from April 1, 2004 until March 31, 2005, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from April 1, 2004 until March 31, 2005 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, June 8, 2005

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Dr. Grottel Auditor	Pieper Auditor

Additional Information

Balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at March 31, 2005

Assets

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Fixed assets		
Intangible assets	3,280	3,955
Property, plant and equipment	61,695	61,941
Financial assets	80,475	74,975
	145,450	**140,871**
Current assets		
Inventories	27,114	23,272
Receivables and other assets		
Trade receivables	55,690	52,093
Accounts due from subsidiaries	34,390	21,711
Other assets	2,495	3,437
	92,575	**77,241**
Marketable securities	32,156	64,709
Cash and cash equivalents	54,197	24,287
	206,042	**189,509**
Deferred charges and prepaid expenses	**344**	**330**
	351,836	**330,710**

Shareholders' equity and liabilities

EUR thousand	Mar. 31, 2005	Mar. 31, 2004
Shareholders' equity		
Subscribed capital	26,000	26,000
Additional paid-in capital	73,147	73,147
Retained earnings	143,540	136,331
Balance-sheet profit	13,482	15,872
	256,169	**251,350**
Special item from investment subsidies	**155**	**220**
Provisions		
Provisions for pensions and similar obligations	12,896	12,193
Other provisions	46,590	26,156
	59,486	**38,349**
Liabilities		
Liabilities to banks	16,853	20,285
Trade liabilities	7,184	9,709
Accounts due to subsidiaries	8,064	7,699
Other liabilities	3,925	3,098
	36,026	**40,791**
	351,836	**330,710**

Statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period of April 1, 2004 to March 31, 2005

EUR thousand	2004/05	2003/04
Sales revenues	322,102	297,388
Change in finished goods and work in progress	1,159	2,086
Other own work capitalized	2,227	1,156
Other operating income	6,658	8,037
	332,146	**308,667**
Cost of materials		
a) Cost of raw materials, factory supplies and purchased goods	– 153,424	– 128,910
b) Cost of purchased services	– 8,463	– 9,412
Personnel expenses		
a) Wages and salaries	– 60,819	– 55,830
b) Social levies and expenses for pensions and support	– 11,604	– 11,244
Depreciation and amortization	– 12,377	– 15,003
Other operating expenses	– 40,668	– 38,329
Earnings before investment income, financial result and taxes	**44,791**	**49,939**
Income from profit-and-loss-transfer agreements	1	1
Income from equity investments	1,203	71
thereof, from subsidiaries	(165)	(30)
Income from loans held as financial assets	2,364	1,272
Other interest and similar income	2,851	3,164
Impairments of financial assets	– 280	– 4,073
Impairments of securities held as current assets	– 47	– 138
Expenses arising from the transfer of losses	– 2,631	– 2,402
Interest and similar expenses	– 3,878	– 1,078
Investment income and financial result	**– 417**	**– 3,183**
Earnings from ordinary activities	**44,374**	**46,756**
Taxes on income and earnings	– 28,466	– 15,691
Other taxes	– 89	– 249
Net income	**15,819**	**30,816**
Earnings carried forward from the prior year	72	464
Transfer to other retaiined earnings	– 2,409	– 15,408
Balance-sheet profit	**13,482**	**15,872**

Glossary

Cash flow
An important factor for assessing a company's financial situation and earnings power. The cash inflow from operating activities (or operating cash flow) shows the surplus funds generated by the company's operating activities in the period under review. BERU calculates the operating cash flow as follows: net income for the period plus depreciation and amortization plus/minus increase/decrease in long-term provisions.

Corporate governance
The common term in international usage for a system of responsible management and monitoring of a company by its directors and officers with a focus on long-term added value.

Deferred taxes
The term deferred taxes refers to timing differences between taxes on earnings according to IFRS and according to German tax law.

Earnings per share
Earnings per share is a result of dividing a company's net income for a given period to which the shareholders are entitled by the average number of outstanding shares during that period.

EBIT margin
Earnings before interest and taxes.
The EBIT margin expresses EBIT as a percentage of sales revenues. It thus gives an indication of a company's profitability.

Equity method
With this method of accounting, shares held in a company are initially entered in the accounts at the cost of acquisition, and this amount is subsequently adjusted in accordance with the owner's share in the changing value of the company's net assets. The owner's share in the profits of the company is shown in the statement of income.

Free cash flow
Free cash flow is a term for the monetary resources available to a company. The free cash flow is the result of subtracting capital expenditure and dividend distributions from the operating cash flow (net cash inflow from operating activities).

Free float
This term refers to those shares in a stock corporation which, unlike a large proportion or the majority of the shares, are not held by strategic shareholders and are generally available to the investing public.

HGB
The German Commercial Code (Handelsgesetzbuch)

High-temperature sensors
More and more electronic control systems are being used in motor vehicles which measure various parameters with the aid of sensitive and extremely accurate sensors. BERU's product range includes numerous high-quality and high-performance sensor products. To measure the extremely high temperatures prevailing in the exhaust flow, BERU has developed the platinum high-temperature sensor HTS (measuring range up to 1,000° Celsius), which is used in particulate filters, $DeNO_x$ catalysers and exhaust recirculation systems.

IAS
The International Accounting Standards are principles which aim to achieve international comparability of accounting and disclosure.

IFRS
The term International Financial Reporting Standards refers to the overall concept of accounting standards which have been internationally valid since 2002. It thus includes the applicable International Accounting Standards. BERU AG changed over its accounting methods from HGB to IFRS as of April 31, 2004.

Ignition coil
The ignition coil creates the high-tension sparks. These sparks fly over the electrode gap on the spark plug and thus ignite the air-gasoline mixture. BERU's various spark plugs are developed for specific vehicles and are produced using computer-controlled equipment.

ISS
The Instant Start System (ISS) developed by BERU enables diesel engines to be started with low emissions even at extremely low temperatures.

MDAX
A share index introduced by the German Stock Exchange in 1996. It includes the market capitalization and stock-exchange turnover of the 50 biggest companies below the DAX.

PSG
The Pressure Sensor Glow Plug (PSG) is an intelligent glow plug incorporating an integrated piezo-resistive pressure sensor. The PSG is a BERU development which for the first time makes it possible to measure combustion-chamber pressure directly inside the cylinder head with a standard piece of equipment. This function is required for alternative combustion methods with closed-loop controls, which have extremely low NO_x emissions. Future EU and US emission regulations call for the reduction of particulate and nitrogen-oxide emissions by up to 90%.

PTC
Modern diesel engines are extremely efficient and therefore produce very little waste heat. The Positive Temperature Coefficient (PTC) auxiliary heating systems developed by BERU make it possible to heat up the interior of a vehicle rapidly despite this fact. PTC auxiliary heating systems work both in the cold-start phase as well as when a vehicle is moving.

Statement of cash flows
The statement of cash flows includes the identification and presentation of the flows of payments which a company has made or received during a financial year in connection with its operating, investing and financing activities. It also compares the company's cash and cash equivalents (liquid funds) at the beginning and at the end of the financial year.

TSS
BERU's Tire Safety System (TSS) uses sensors inside a vehicle's tires combined with radio transmission to measure the exact pressure of all four tires and to warn the driver via the dashboard if pressure begins to fall. This direct tire-pressure monitoring system is highly accurate and reliable.

BERU worldwide

Manufacturing companies

Germany
BERU AG*
Ludwigsburg

BERU Electronics GmbH
Bretten
100%

France
BERU SAS*
La Ferté-Macé
100%

BERU TdA SAS
Chazelles sur Lyon
100%

Great Britain
BERU F1 Systems Ltd.*
BERU Motorsport Holdings Ltd.
(Formerly: Zica Holdings Ltd.)
Diss
100%

Hungary
BERU Hungaria Rt.
(Formerly: REMIX Group
Electronics Rt.)
Tiszakécske
100%

Ireland
BERU Electronics GmbH*
Tralee
(production plant)
100%

Italy
B 80 S.r.l.*
Biassono
100%

Mexico
BERU S.A. de C.V.*
Civac-Jiutepec
100%

South Korea
BERU Automotive Co. Ltd.*
Shihung-City
100%

Spain
BERU Microelectrónica S.A.*
Vitoria
100%

*including distribution

References from our current customer base: Agco (Fendt), Alfa Romeo, Altronic, AMG, Aprilia, Ashok Leyland, Audi, Autopal, Avia, AVL, Bajaj, BBT-Group, BMW, Bombardier Rotax, Caradon, Caterpillar, C.Bertone, Citroën, Conti Temic, Conti Teves, Cosworth, Cummins, Daedong, DAF, DaimlerChrysler, Delphi, Detroit Diesel, Deutz, Ducati, Eberspächer, Eberspächer Nordic, Ferrari, FEV, Fiat, Ford, FTE, General Motors, Halla, Hepworth-Group, Hindustan, Hyundai, Identec Solutions, International Truck and Engine Corporation, Isuzu, Iveco, John Deere, Kärcher, Kia, Kistler, Kubota,



□ **Joint ventures**

Germany
BERU-Eichenauer GmbH
Kandel
50%

India
BERU Diesel Start
Systems Pvt. Ltd.
Poona
49%

Netherlands
IMPCO-BERU
Technologies B.V.
Delfgauw
49%

South Korea
BERU Korea Co. Ltd.
Chungju-City
51%

□ **Distribution**

France
BERU Eyquem SAS
Nanterre
100%

Eyquem SNC
Nanterre
100%

Italy
BERU Italia S.r.l.
Cassina de Pecchi
100%

Japan
BERU Japan Corporation
Yokohama
100%

Singapore
BERU AG
Far East Asia
Representative Office
Singapore

United States
BERU Corporation
Novi, Michigan
100%

Lamborghini, Lancia, Land Rover, Liebherr, Lister Petter, Lombardini, Mack Truck, Magneti Marelli, Mahindra&Mahindra, MAN, Mando, Mann&Hummel, Maserati, Mikuni, MTU, Nedcar, Nissan, Opel, Perkins, Peugeot, Piaggio, Porsche, R.V.I., Renault, Saab, Scania, Saurer, Seat, Siemens, Škoda, Somfy, SsangYong, Steyr-Daimler-Puch, Steyr Motorentechnik, Telco, Temic, Tormatic/Novoferm, Toyota, Vaillant, Valeo, Valmet, Vauxhall, Viessmann, Visteon, Volkswagen, Volvo Car, Volvo Penta, Volvo Truck, WAP Alto, Wärtsilae, Waukesha, Webasto, Weishaupt, Yanmar, ZF

Addresses in Germany and abroad

Germany
BERU Aktiengesellschaft
Mörikestraße 155
71636 Ludwigsburg
Phone: +49-71 41-132 0
Fax: +49-71 41-132 350
E-mail: info@beru.de

BERU Aktiengesellschaft
Werk Muggendorf
Am Bahnhof 3
91346 Wiesenttal
Phone: +49-91 96-100
Fax: +49-91 96-596

BERU Aktiengesellschaft
Werk Neuhaus
Industriestraße 16
96524 Neuhaus-Schierschnitz
Phone: +49-3 67 64-790 0
Fax: +49-3 67 64-790 54

BERU Electronics GmbH
Gewerbestraße 40
75015 Bretten
Phone: +49-72 52-970 0
Fax: +49-72 52-970 350

BERU-Eichenauer GmbH
Jahnstraße 2
76870 Kandel
Phone: +49-72 75-707 0
Fax: +49-72 75-707 101
E-mail: info-beru@eichenauer.de

France
BERU SAS
Route d'Argentan B.P. 21
61600 La Ferté-Macé
Phone: +33-2 33-30 24 24
Fax: +33-2 33-30 12 96
E-mail: sandrine.demore@beru.com

BERU Eyquem SAS
101 Avenue François Arago
92017 Nanterre Cédex
Phone: +33-155-69 31 50
Fax: +33-155-69 31 99
E-mail: catherine.baillon@beru.com

Eyquem SNC
101 Avenue François Arago
92017 Nanterre Cédex
Phone: +33-155-69 31 84
Fax: +33-155-69 31 89
E-mail: ann.jabale@eyquem.com

BERU TdA SAS
Rue Joanny Désage
42140 Chazelles sur Lyon
Phone: +33-477-36 21 50
Fax: +33-477-54 96 85
E-mail: isabelle.masson@beru.com

Great Britain
BERU F1 Systems Ltd.
BERU Motorsport Holdings Ltd.
(Formerly: Zica Holdings Ltd.)
Technical Centre, Owen Road,
Diss, IP22 4ER, Norfolk
Phone: +44-1379-646 200
Fax: +44-1379-646 900
E-mail: office@f1systems.com

Hungary
BERU Hungaria Rt.
(Formerly: REMIX Group Electronics Rt.)
6060 Tiszakécske
Kossuth L. u. 77
Phone: +36-76 54 11 00
Fax: +36-76 54 11 12
E-mail: remixinfo@beru.com

India
BERU Diesel Start Systems Pvt. Ltd.
46/2/1 B, Kaka Halwai Industrial Estate,
Pune Satara Road,
Poona 411 009
Phone: +91-20-24 22 63 00/63 02
Fax: +91-20-24 22 63 97
E-mail: glowplug@vsnl.com

Ireland
BERU Electronics GmbH
Branch Ireland
Monavalley Industrial Estate, Tralee,
County Kerry, Ireland
Phone: +3 53-66-712 51 11
Fax: +3 53-66-712 58 83
E-mail: pauline.campion@beru.de

Italy
B 80 S.r.l.
Via dei Tigli 21
20046 Biassono (MI)
Phone: +39-0 39-24 80 11
Fax: +39-0 39-24 80 123
E-mail: bbiadir@tin.it

BERU Italia S.r.l.
Centro Direzionale Lombardo
Via Roma, 108
20060 Cassina de Pecchi (MI)
Phone: +39-02-95 13 90 00
Fax: +39-02-95 13 90 39
E-mail: beru.italia@beru.com

Japan
BERU Japan Corporation
DaVinCi Shin Yokohama Bldg. 8F
3-8-11 Shin Yokohama, Kohoku-ku,
Yokohama, Japan 222-0033
Phone: +81-45-474-38 60
Fax: +81-45-474-38 61
E-mail: sam.hirata@beru-japan.co.jp

Mexico
BERU, S.A. de C.V.
Calle 9 Este No. 410
Civac-Jiutepec, Morelos
C.P. 62500
Phone: +52-777-320 02 28/320 26 36
Fax: +52-777-321 15 93/319 57 70
E-mail: berusa@prodigy.net.mx

Netherlands
IMPCO-BERU Technologies B.V.
Industrieterrein De Ruyven
Distributieweg 9
2645 EG Delfgauw
Phone: +31-15-274 25 50
Fax: +31-15-274 25 59
E-mail: mham@impco.nl

Singapore
BERU AG Singapore
Far East Asia Rep. Office
04-69 German Center
25 International Business Park
609916 Singapore
Phone: +65-65 62 90 27
Fax: +65-65 62 90 26
E-mail: lim_michael@beru.com.sg

South Korea
BERU Automotive Co., Ltd.
3Ra-718, 1375 Jungwang-Dong
Shihung-City, Kyunggi-Do 429-450
Phone: +82-31-498 84 00
Fax: +82-31-433 91 11
E-mail: beru.automotive@beru.com

BERU Korea Co., Ltd.
248-69, Samchong-Ri, Judok-Eup
Chungju-City
Chungchongbuk-Do 380-882
Phone: +82-43-852 99 46
Fax: +82-43-852 99 50
E-mail: webmaster@berukorea.co.kr

Spain
BERU Microelectrónica S.A.
C/ Uritiasolo, 14
Pol. Ind. de Uritiasolo
01006 Vitoria
Phone: +34-945-14 80 40
Fax: +34-945-14 80 70
E-mail: yiniguez@berumic.com

United States
BERU Corporation
39555 Orchard Hill Place, Suite 140
Novi, MI 48375-5374
Phone: +1-248-596 00 81
Fax: +1-248-596 00 83
E-mail: eduardo.vultorius@beru-usa.com

BERU Corporation
1614 Mulford Street
Evanston, IL 60202
Phone: +1-847-570 94 04
Fax: +1-847-570 94 05
E-mail: sue.vail@beru.com

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: +49 71 41 132 246
Fax: +49 71 41 132 586
E-mail: corporate-communications@beru.de

Layout/design, visualisation and setting:
3st kommunikation, Mainz

Photography:
Julia Schmidt, Mainz
Dino Eisele, Stuttgart
Stefan Wildhirt, Offenbach (Executive Board photos)

BERU

Geschäftsbericht 2004/05



Entwicklung der BERU Aktie im Vergleich zum CDAX

seit Börsengang bis Mai 2005



400
350
300
250
200
150
100
50
Okt. 97
1. Hj. 98
2. Hj. 98
1. Hj. 99
2. Hj. 99
1. Hj. 00
2. Hj. 00
1. Hj. 01
2. Hj. 01
1. Hj. 02
2. Hj. 02
1. Hj. 03
2. Hj. 03
1. Hj. 04
2. Hj. 04
Mai 05
Kurs BERU Aktie indiziert (20. Okt. 1997 = 100)
CDAX indiziert (20. Okt. 1997 = 100)

Umsatz nach Regionen

für 2004/05 in Prozent[1]



10,2 (7,7) Nordamerika
7,9 (7,9) Asien
2,4 (2,1) Rest der Welt
30,9 (35,3) Deutschland
48,6 (47,0) Restl. Europa

Konzernumsatzentwicklung

in Mio Euro



450
400
350
300
250
200
150
100
276,5*
303,1*
304,5
354,5
385,8
00/01
01/02
02/03
03/04
04/05

* nach HGB

Umsatz nach Vertriebsbereichen

für 2004/05 in Prozent[1]



6,2 (7,0) Allgemeine Industrie
64,2 (61,2) Erstausrüstung
29,6 (31,8) Handel

Umsatz nach Geschäftsfeldern

für 2004/05 in Prozent[1]



23,4 (24,3) Elektronik und Sensorik
47,1 (45,9) Dieselkaltstart-technologie
29,5 (29,8) Zündungs-technik

Der BERU Konzern auf einen Blick

Gewinn- und Verlustrechnung

Angaben in Mio Euro	nach HGB 2000/01	nach HGB 2001/02	nach HGB 2002/03	nach IFRS 2002/03	nach IFRS 2003/04	nach IFRS 2004/05
Umsatzerlöse	276,5	303,1	303,1	304,5	354,5	385,8
Bestandsveränderungen	0,3	3,5	– 1,4	– 1,2	5,9	0,9
Materialaufwand	– 92,6	– 110,8	– 104,2	– 102,8	– 130,2	– 139,5
Personalaufwand	– 81,8	– 87,6	– 93,2	– 87,2	– 102,6	– 115,1
Abschreibungen auf immaterielle Vermögensgegenstände und Sachanlagen	– 20,2	– 22,4	– 22,2	– 26,7	– 27,0	– 27,1
Sonstige betriebliche Aufwendungen	– 43,5	– 47,0	– 50,9	– 57,1	– 57,0	– 65,1
Ergebnis vor Beteiligungs- und Finanzergebnis und Steuern	53,4	55,6	57,1	42,6	53,4	50,5
Ergebnis der gewöhnlichen Geschäftstätigkeit	57,8	59,4	57,6	46,0	56,5	49,1
Steuern vom Einkommen und vom Ertrag[1]	– 24,3	– 16,4	– 17,8	– 15,7	– 18,4	– 23,3
Konzernjahresüberschuss	33,2	42,4	39,2	29,9	36,2	23,7

[1] ohne sonstige Steuern

Bilanz

Angaben in Mio Euro	nach HGB 2000/01	nach HGB 2001/02	nach HGB 2002/03	nach IFRS 2002/03	nach IFRS 2003/04	nach IFRS 2004/05
Aktiva						
Anlagevermögen	104,2	92,8	100,7	123,7	162,1	185,3
Umlaufvermögen	172,4	219,2	227,2	226,8	242,8	243,5
Passiva						
Eigenkapital	182,5	217,2	242,6	253,4	281,6	297,0
Rückstellungen	53,5	45,2	41,5	44,0	49,1	66,3
Verbindlichkeiten	39,5	48,1	42,8	45,2	63,6	55,2

Weitere Kennzahlen

	nach HGB 2000/01	nach HGB 2001/02	nach HGB 2002/03	nach IFRS 2002/03	nach IFRS 2003/04	nach IFRS 2004/05
Ausschüttung in Mio Euro	9,2	11,0	11,0	11,0	11,0	11,0
Dividende pro Aktie in Euro	0,92	1,10	1,10	1,10	1,10	1,10
Investitionen in Sachanlagen in Mio Euro	33,0	17,0	30,3	30,3	35,6	36,8
Anzahl der Mitarbeiter zum 31.3.	2.095	2.256	2.165	2.173	2.694	2.664

Business Mission

BERU als Partner der Automobilindustrie steht für Zündungstechnik bei Otto- und für Kaltstarttechnik bei Dieselmotoren.

Eine fast 100-jährige technologische Erfahrung und unser Innovationswille leiten uns. Die Integration der Elektronik stärkt unsere Positionierung als Technologieführer.

Leitthema für den Geschäftsbericht

Die Marke BERU steht für innovative Produktlösungen und hohe Qualitätsstandards im internationalen Automobilmarkt. Trends frühzeitig erkennen, leistungsstarke Produkte entwickeln und kosteneffizient produzieren – das sind unsere Stärken.

Für BERU gilt: Zukunftsorientiertes Handeln führt zu nachhaltigem Erfolg.

Inhalt

Sehr geehrte Aktionärinnen und Aktionäre,



Marco v. Maltzan

für die BERU AG war das Geschäftsjahr 2004/05 ein herausforderndes und durchaus erfolgreiches Jahr. Mit einem Umsatz von 385,8 Mio Euro haben wir einen neuen Rekordwert erzielt und gleichzeitig unsere führende Position als Automobilzulieferer für Zündungs- und Kaltstarttechnik weiter ausgebaut. Die Umsatzsteigerung gegenüber dem Vorjahr betrug 31,3 Mio Euro bzw. 8,8%. Im Geschäftsjahr 2003/04 erzielten wir einen Umsatz von 354,5 Mio Euro. Angesichts eines schwierigen konjunkturellen und Branchenumfeldes wurde das angestrebte organische Wachstum von ca. 10% nur leicht unterschritten.

Mit unserer Umsatzentwicklung konnten wir uns deutlich vom Wachstum des Automobilsektors absetzen. Der weltweite Automobilabsatz legte im Jahr 2004 zwar um 5% gegenüber dem Vorjahr zu, erlitt aber im ersten Quartal 2005 einen Einbruch. In den USA sank der Absatz um 1%, Westeuropa verzeichnete ein Minus von 2%, in Deutschland war ebenfalls ein Rückgang von 2% zu verbuchen. Erst seit April zeichnet sich eine leichte Belebung der Automobilabsatzmärkte ab. Allerdings gehen wir nicht davon aus, dass sich der Automobilabsatz in den Kernmärkten im Verlauf des Jahres deutlich beleben dürfte.

Das Wachstum der BERU AG im Berichtszeitraum resultierte zum einen aus erfolgreichen Produktneuanläufen bei Instant Start Systems und dem Hochlauf bei PTC-Zuheizern, zum anderen aus dem systematischen Ausbau unserer Produkte im Dieselkaltstartbereich und im Bereich der Zündungstechnik für Benzinmotoren. Wir haben im Berichtszeitraum mit der erfolgreichen Integration der französischen Eyquem unsere technologische Kompetenz im Bereich Zündungstechnik weiter ausgebaut. BERU investierte im niedrigen zweistelligen Millionenbereich in neue Produktionseinrichtungen am französischen Standort Chazelles sur Lyon.

Unser Wachstum in der Dieselkaltstarttechnik wurde durch den anhaltenden Dieseltrend in Europa begünstigt. Gegenüber dem Vorjahr stieg 2004 der Anteil der Neuzulassungen für Pkw mit Dieselmotor in Westeuropa um 4,7 Prozentpunkte auf 48,4% (43,7%). Das entspricht einem Absatz von rund 7 Mio Fahrzeugen. Der Dieseltrend setzt sich fort. Im ersten Quartal 2005 verzeichnete der Dieselanteil mit 50,2% ein weiteres Hoch.

BERU baute im abgelaufenen Geschäftsjahr sein drittes Geschäftsfeld Elektronik und Sensorik konsequent aus. Wir sehen in der Elektronikkompetenz und der Vernetzung unterschiedlicher Komponenten und Systeme ein hohes Wachstumspotenzial. Bei unseren direkt messenden Reifendruckkontrollsystemen lag der Umsatz im Berichtszeitraum jedoch unter den Erwartungen. Dies ist vor allem darin begründet, dass die amerikanische Regulierungsbehörde NHTSA erst im April 2005 – also nach Ende unseres Geschäftsjahres – Rechtssicherheit zur gesetzlichen Einführung von Reifendruckkontrollsystemen im amerikanischen Automobilmarkt geschaffen hat und ab September 2005 einen moderaten, gegenüber dem ursprünglichen Vorschlag leicht nach unten angepassten Stufenplan zur vollständigen Einführung im September 2007 vorsieht. BERU erwartet in den nächsten zwei Jahren ein hohes zweistelliges Umsatzwachstum bei seinen Tire Safety System-Produkten.

Das Geschäftsjahr 2004/05 war insgesamt durch große wirtschaftliche Herausforderungen gekennzeichnet. Ergebnisbelastend wirkten sich im Geschäftsjahr 2004/05 hohe Rohstoffpreise, ungünstige Wechselkursentwicklungen und ein verschärfter Wettbewerbs- und Preisdruck aus. BERU konnte dies durch strikte Kostenkontrolle und ein effizientes Management von Entwicklungs- und Produktionsprozessen weitgehend ausgleichen. Bereinigt um einmalige, außerordentliche Aufwendungen lag unser Ergebnis vor Zinsen und Steuern (EBIT) mit 55,5 Mio Euro 3,9% über dem des Vorjahres. Damit erzielten wir im Berichtszeitraum eine operative Marge von 14,4%, die weit über dem Branchendurchschnitt liegt. An dieser Stelle möchte ich mich auch bei allen Mitarbeiterinnen und Mitarbeitern der BERU AG bedanken, die durch ihren unermüdlichen Einsatz und die konsequente Umsetzung unseres Effizienzprogramms das Ergebnis ermöglicht haben.

Einmalige, außerordentliche Aufwendungen in Höhe von 5 Mio Euro im Zusammenhang mit den Veränderungen im Aktionärskreis und im Vorstand belasteten jedoch in diesem Jahr unser operatives Ergebnis. Darüber hinaus führte eine Steueraußenprüfung für den Geschäftszeitraum 1997/98–2001/02 zu außerordentlichen Steueraufwendungen und Zinsen in Höhe von 10,1 Mio Euro, die sich auf unser Ergebnis 2004/05 auswirkten. Dadurch fiel der Konzernjahresüberschuss mit 23,7 Mio Euro deutlich niedriger aus als der erreichte Wert von 36,2 Mio Euro im Vorjahr. Für das laufende Geschäftsjahr erwarten wir keine außerordentlichen Belastungen in diesem Umfang.

Im vergangenen Geschäftsjahr gab es zudem Veränderungen in unserer Aktionärsstruktur. The Carlyle Group und die Familienaktionäre Birkel und Ruprecht haben ihre Aktienpakete an die BorgWarner Germany GmbH, eine indirekte Beteiligung des amerikanischen Automobilzulieferers BorgWarner Inc., verkauft. Am 8. Dezember 2004 wurde allen übrigen Aktionären der BERU AG ein freiwilliges öffentliches Übernahmeangebot unterbreitet. BorgWarner ist ein weltweit tätiger Automobilzulieferer mit über 14.000 Mitarbeitern und einem Jahresumsatz von 3,5 Mrd. US-Dollar, der an der New York Stock Exchange notiert ist. Nach Beendigung des Angebotsverfahrens hielt BorgWarner einen Anteil von 69,4% an der BERU AG. Die Produktschwerpunkte von BorgWarner liegen bei Komponenten und Systemen im Antriebsbereich. Beide Unternehmen verfügen über komplementäre Produkte und regionale Vertriebsschwerpunkte, die sich hervorragend ergänzen. Wir haben mit BorgWarner einen strategischen Investor gewonnen, der das Unternehmenswachstum der BERU AG langfristig begleiten will.

Im Berichtszeitraum gab es auch einen Wechsel im Vorstand. Das seit dem Ausscheiden von Bernhard Herzig im April 2004 kommissarisch vom Vorstandsvorsitzenden betreute Ressort Produktion, Logistik und Qualitätswesen verantwortet seit 1. Februar 2005 Dr.-Ing. Reinhard Meschkat, der damit unser dreiköpfiges Vorstandsteam komplettiert.

Der Wert Ihres Unternehmens stieg im abgelaufenen Geschäftsjahr, gemessen an der Marktkapitalisierung, um 18% auf 710 Mio Euro. Wir setzen angesichts der Finanz- und Ertragsstärke des Konzerns den Weg einer angemessenen Beteiligung der Aktionäre am Unternehmenserfolg fort. Auf der Hauptversammlung am 21. September 2005 werden Vorstand und Aufsichtsrat erneut eine Dividende von 1,10 Euro pro Aktie vorschlagen. Damit beträgt die Ausschüttungsquote 42,4%.

Liebe Aktionärinnen und Aktionäre, für das laufende Geschäftsjahr erwarten wir trotz schwacher konjunktureller Rahmenbedingungen eine leichte Belebung der weltweiten Automobilabsatzmärkte, die Branchenexperten zwischen 1% bis 2% beziffern. Ziel des BERU Vorstands ist es, BERU auch in Zukunft profitabel wachsen zu lassen. Weiterhin gute Marktaussichten im Bereich Dieselkaltstarttechnologie in Europa, aber auch zunehmend in Amerika und Asien sowie das Hochlaufen neuer Produkte stimmen uns optimistisch für die Zukunft.

Die weitere Erhöhung der Produktivität in den Werken, das Optimieren unseres Produktionsverbundes, das Überprüfen der strategischen Ausrichtung unserer



Dr.-Ing. Reinhard Meschkat,
Mitglied des Vorstands

Ressorts: Produktion, Qualität, Logistik



Marco v. Maltzan,
Vorsitzender des Vorstands

Ressorts: Finanz- und Rechnungswesen, Personal, IT und Organisationsentwicklung, Unternehmensentwicklung, Unternehmenskommunikation und Investor Relations, Allgemeine Verwaltung, Handelsgeschäft



Dr. Rainer Podeswa,
Mitglied des Vorstands

Ressorts: Forschung und Entwicklung, Erstausrüstungsvertrieb

Beteiligungsgesellschaften gehören zu den wesentlichen Aufgaben des Vorstands im laufenden Geschäftsjahr. Darüber hinaus werden wir auch wiederum in gewohntem Maße in Forschung und Entwicklung investieren.

Ein Großteil der geplanten Investitionen im laufenden Geschäftsjahr erfolgt an unseren deutschen Standorten. Wir bauen in Ludwigsburg unser Test- und Prüfzentrum aus und werden am Hauptsitz eine neue Produktionslinie im Bereich der Dieselkaltstartanlagen errichten. Wir sichern und schaffen damit Arbeitsplätze in Entwicklung und Produktion am Standort Deutschland.

BERU betreibt eine strikte Kostenkontrolle, um seine Wettbewerbsposition auch unter verschärften Marktbedingungen zu behaupten und der Verteuerung der Rohstoffe erfolgreich begegnen zu können. Der Vorstand der BERU AG strebt für das laufende Geschäftsjahr ein Umsatzwachstum an, das deutlich über dem der Automobilabsatzmärkte liegt. Unser operatives Ergebnis soll dabei mit der Umsatzentwicklung Schritt halten.

Meine Kollegen im Vorstand und ich bedanken uns an dieser Stelle für Ihr Vertrauen. Wir werden auch in Zukunft hart daran arbeiten, unsere führende Position in unserem Marktsegment auszubauen und unsere langfristig angelegte profitable Wachstumsstrategie konsequent fortzusetzen.

Die Marke BERU steht für innovative Produktlösungen und hohe Qualitätsstandards im internationalen Automobilmarkt. BERU ist gut für das weitere profitable Wachstum aufgestellt. Für BERU gilt: Zukunftsorientiertes Handeln führt zu nachhaltigem Erfolg. Wir setzen alles daran, dass dies so bleibt.

Mit freundlichem Gruß

Ihr

Marco v. Maltzan



90 % Leistung




2
4
R



90 % des europäischen Fahrzeugbestandes deckt BERU bereits mit hochleistungsstarken Zündkerzen der Ultra X-Serie ab.

Diese Zündkerzen ermöglichen einen schnellen Start des Autos, minimieren gleichzeitig den Schadstoffausstoß und schützen den Katalysator durch effektive Verbrennung. Die in x-Form angeordneten Masseelektroden sind charakteristisch für diese Kerzen und garantieren höchste Zündsicherheit durch mehrere Funkenwege.

Unter dem Produktnamen Ultra X bietet BERU ein breites Sortiment an Zündkerzen für das Ersatzteilgeschäft an. Seit 1912 liefert das Unternehmen hochwertige Zündkerzen an die Automobilindustrie und zählt heute zu den Technologieführern im Bereich Zündungstechnik in Europa.

BERU an der Börse

Die BERU Aktie im Handel

ISIN	DE0005072102
Grundkapital	Euro 26.000.000
Eingeteilt in	10 Mio Stückaktien
Börsenplätze	Frankfurt, Stuttgart, Düsseldorf, München, Berlin-Bremen, Hamburg
Marktsegment	Prime Standard
Free Float	30,58%

BERU Aktie legt kräftig zu

Der Börsenaufwind von 2003 ließ im vergangenen Jahr 2004 merklich nach. Die führenden Aktienmärkte bewegten sich nur moderat. In den Monaten März und Mai 2004 lag der deutsche Aktienindex DAX bei unter 3.800 Punkten und fiel im August auf sein Jahrestief von 3.618. In der zweiten Oktoberhälfte setzte er zu einer Erholung an. Zum Geschäftsjahresende 2004/05 erreichte der DAX 4.349 Punkte. Anders dagegen entwickelte sich der Auswahlindex MDAX, dem die BERU Aktie im vergangenen Geschäftsjahr zugehörig war. Dieser legte in 2004 um 20% auf 5.379 Punkte zu und notierte zum 31. März 2005 bei 5.693.

Zufrieden konnten die Aktionäre in 2004/05 mit der BERU Aktie sein. Ende Februar 2005 erreichte das Papier mit 74,00 Euro seinen bisherigen Höchststand. Zum 31. März 2005 notierte die Aktie in Frankfurt bei 71,00 Euro mit einem Plus von 17,9% gegenüber dem Vorjahreskurs. Seit dem Börsengang im Oktober 1997 erzielte die Aktie des Automobilzulieferers einen Wertzuwachs von 247% zuzüglich der jährlichen Dividendenausschüttung.

BorgWarner ist neuer Hauptaktionär

Im vergangenen Geschäftsjahr gab es große Veränderungen in unserer Aktionärsstruktur. The Carlyle Group und die Familienaktionäre Birkel und Ruprecht verkauften ihre Aktienpakete an den amerikanischen Automobilzulieferer BorgWarner. Damit vollzog sich ein Wechsel von einer Private-Equity-Gesellschaft und Familienaktionären zu einem strategischen Investor. BorgWarner ist ein weltweit tätiger Automobilzulieferer mit über 14.000 Mitarbeitern, der an der New York Stock Exchange notiert ist. Seine Produktschwerpunkte liegen bei Komponenten und Systemen im Antriebsbereich, wo er in verschiedenen Bereichen weltmarktführende Positionen einnimmt.

Aktionärsstruktur der BERU AG
in Prozent


69,42
BorgWarner
30,58
Free Float

Am 1. November 2004 teilte BorgWarner BERU mit, dass The Carlyle Group und die Familienaktionäre ihre Aktienpakete, die insgesamt 63% des Grundkapitals repräsentieren, zu 59 Euro je Aktie verkaufen würden. Dieser Verkauf wurde zum 4. Januar 2005 vollzogen. BorgWarner unterbreitete am 8. Dezember 2004 allen Aktionären der BERU AG ein freiwilliges öffentliches Übernahmeangebot für den Erwerb aller auf den Inhaber lautenden Stückaktien der BERU AG zu einem Preis von 67,50 Euro pro Stück in bar. Nach Ablauf der weiteren Annahmefrist am 10. Februar 2005 war das Angebot für 639.209 Aktien angenommen worden. Damit hält BorgWarner zu diesem Stichtag insgesamt 69,42% des Grundkapitals. Der Vorstand der BERU AG hat in seiner Stellungnahme vom 16. Dezember 2004 den Aktionären die Annahme des Angebots empfohlen. Vorstand und Aufsichtsrat bewerteten den Angebotspreis von 67,50 Euro als fair und angemessen. Er entspricht einer Prämie von 14,7% gegenüber dem gewichteten, durchschnittlichen Aktienkurs der letzten zwölf Monate vor Angebotsabgabe.

Kennzahlen der BERU Aktie

	2002/03	2003/04	2004/05
Ergebnis je Aktie (in Euro)	3,07	3,55	2,35
Eigenkapital je Aktie (in Euro)	25,3	28,1	29,7
Höchster Kurs Geschäftsjahr (in Euro)	62,50	68,00	74,00
Niedrigster Kurs Geschäftsjahr (in Euro)	35,42	41,50	52,17
Kurs Ende Geschäftsjahr (in Euro)	42,00	60,20	71,00
KGV (Kurs/Gewinn-Verhältnis)[1]	13,7	17,0	21,8
Durchschnittlicher Tagesumsatz an deutschen Börsen (in Stück)	10.198	12.037	20.242
Marktkapitalisierung (in Mio Euro)	420,0	602,0	710,0

[1] auf der Basis Geschäftsjahresende

Veränderungen im Aufsichtsrat

Als Folge der veränderten Beteiligungsstruktur legten die Herren Wolfram Birkel und Gregor Böhm sowie Dr. Volker Grub und Heinrich Rutt mit Wirkung zum 5. Januar 2005 ihre Ämter im BERU Aufsichtsrat nieder und schieden aus dem Gremium aus. Auf Antrag des BERU Vorstands, den Aufsichtsrat gemäß § 104 AktG per gerichtlichen Beschluss zu ergänzen, hat das Amtsgericht Ludwigsburg die Herren Dr. Ulrich Wöhr, Robin J. Adams, Anthony D. Hensel und Alfred Weber zu Mitgliedern des Aufsichtsrats der BERU AG bestellt. Der sechsköpfige Aufsichtsrat der BERU AG hat daraufhin in seiner Sitzung vom 9. Februar 2005 Herrn Dr. Wöhr zum Vorsitzenden des BERU Aufsichtsrats und Herrn Adams zu dessen Stellvertreter gewählt.



Unverändert hohe Dividendenausschüttung für Anteilseigner

Bei einer hohen Teilnehmerzahl von mehr als 700 Aktionären und Gästen waren 73,1% (74,7%) des Grundkapitals auf der Hauptversammlung der BERU AG am 14. September 2004 anwesend. Mit dieser hohen Beteiligung der Aktionäre erreichte BERU erneut einen Spitzenwert in der deutschen Hauptversammlungslandschaft. Die ordentliche Hauptversammlung zum Geschäftsjahr 2003/04 hat unter anderem beschlossen, eine unverändert hohe Dividende von 1,10 Euro je Aktie auszuschütten und der Gesellschaft die Ermächtigung zum Erwerb eigener Aktien bis zu 10% des Grundkapitals zu erteilen.

Hohe Transparenz

Auch in 2004/05 stand die umfassende und zeitnahe Information der Öffentlichkeit für die BERU AG im Vordergrund. Das im Oktober in Kraft getretene Anlegerschutzverbesserungsgesetz setzte BERU zeitnah um.

Die Veröffentlichungen der BERU AG sind in verschiedenen Sprachen, jedoch immer sowohl in Deutsch und Englisch verfügbar. Neben anderen Kommunikationswegen nutzen wir insbesondere das Internet als Medium, um die Gleichzeitigkeit und die Aktualität sicherzustellen. Außerhalb der regelmäßigen Finanzberichterstattung informieren wir über wesentliche geschäftliche Entwicklungen unverzüglich durch Pressemitteilungen oder Ad-hoc-Meldungen.

Engagierter Dialog mit Investoren

Auch im letzten Geschäftsjahr pflegte BERU einen engagierten Dialog mit der interessierten Öffentlichkeit und Investoren. BERU führte über zehn internationale Roadshows in den USA, Großbritannien, Skandinavien, der Schweiz, Frankreich und Deutschland durch. Außerdem nahm das Management gemeinsam mit dem IR-Team an mehreren Kapitalmarktkonferenzen teil. Über 40 Unternehmensbesuche betreuten wir zudem in Ludwigsburg und Bretten. Dabei stand auch das Management für Gespräche zur Verfügung.

Unsere engagierte Kommunikations- und IR-Arbeit wurde erneut belohnt. Das Magazin Focus Money zeichnete die BERU AG als „Unternehmen des Jahres" aus. BERU belegte wie auch im Vorjahr für seine Ertragsstärke und Informationsqualität im MDAX den ersten Platz.

Kurs- und Umsatzentwicklung der BERU Aktie

seit Börsengang bis Mai 2005


in Euro
in T Stück
80
75
70
65
60
55
50
45
40
35
30
25
20
15
10
5
0
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Okt. 97
1. Hj. 98
2. Hj. 98
1. Hj. 99
2. Hj. 99
1. Hj. 00
2. Hj. 00
1. Hj. 01
2. Hj. 01
1. Hj. 02
2. Hj. 02
1. Hj. 03
2. Hj. 03
1. Hj. 04
2. Hj. 04
Mai 05
Handelsvolumen
Schlusskurs BERU Aktie



1/2
0


–30 % Treibstoff





Ein Pkw mit Dieselmotor verbraucht bei gleicher Leistung bis zu 30 % weniger Treibstoff als ein benzinbetriebenes Fahrzeug! Dies steigert die Nachfrage. In Westeuropa erwarten Experten in den nächsten vier Jahren einen Anstieg des Dieselanteils an den Pkw-Neuzulassungen auf über 57 %. In den USA hat sich der Anteil dieselbetriebener Pkw und leichter Nutzfahrzeuge seit 1999 nahezu verdoppelt.

Als Weltmarktführer in der Dieselkaltstarttechnologie mit einem Marktanteil von über 40 % überzeugt BERU mit innovativen Produktlösungen wie dem ISS-Dieselschnellstartsystem (Instant Start System), das einen sofortigen Start des Fahrzeugs ermöglicht – auch bei –25 °C. Die für Direkteinspritzung optimierte Glühkerze des ISS-Systems von BERU erreicht innerhalb von 2 Sekunden eine Temperatur von 1.000 °C und benötigt dabei im Vergleich zur Standard-Glühkerze nur etwa halb so viel Energie. Alle BERU Glühkerzen mit höchster Leistung auf kleinstem Raum lassen einen Dieselmotor zuverlässig und emissionsarm starten.

Motivierte Mitarbeiter

Anzahl der Mitarbeiter des BERU Konzerns zum 31.3.


3.000
2.500
2.250
2.000
1.750
1.500
1.250
1.000
750
2.694
2.664
03/04
04/05

Mitarbeiterstruktur des BERU Konzerns zum 31.3.2005
in Prozent [1]


53,0 (55,2)
Inland
47,0 (44,8)
Ausland

[1] Vorjahreswerte in Klammern

Motivierte und qualifizierte Mitarbeiter sind eine wesentliche Voraussetzung für den Unternehmenserfolg der BERU AG. Zum Ende des Geschäftsjahres 2004/05 beschäftigte der BERU Konzern weltweit 2.664 (2.694) Mitarbeiter und lag damit leicht unter Vorjahr. Im Inland ging die Beschäftigtenzahl im vergangenen Jahr insgesamt zwar um 3,9% auf 1.413 (1.470) zurück, doch sie wird im laufenden Geschäftsjahr durch die Erweiterung unseres Forschungs- und Entwicklungszentrums in Ludwigsburg sowie den Ausbau des Standorts Bretten voraussichtlich wieder das Vorjahresniveau erreichen. Derzeit beschäftigt BERU mehr als 200 Mitarbeiter im Bereich Forschung und Entwicklung am Standort Deutschland. Die Mitarbeiterzahl an ausländischen Standorten nahm dagegen im Geschäftsjahr 2004/05 leicht zu und stieg auf 1.251 (1.224) Beschäftigte. Die Personalaufwandsquote bezogen auf den Umsatz blieb mit 29,8% (28,9%) weitgehend stabil.

Aktive Nachwuchsarbeit

Weiterhin sind Aus- und Weiterbildung ein zentraler Bestandteil unserer auf Zukunftsfähigkeit ausgerichteten Personalpolitik. Um dem Bedarf an qualifiziertem Nachwuchs gerecht zu werden, bildet BERU im kaufmännischen sowie im gewerblichen Bereich selbst aus. Zum 31. März 2005 waren 41 junge Menschen bei BERU in diesem Nachwuchsprogramm beschäftigt, davon 29 im gewerblichen und 12 im kaufmännischen Bereich. In 2004 konnte BERU, wie auch in den Vorjahren, allen Auszubildenden ein festes Beschäftigungsverhältnis anbieten. Zu den Ausbildungsberufen bei BERU gehören unter anderem Industriekaufmann, Industriemechaniker, Industrieelektroniker und Dipl.-Betriebswirt (BA).

BERU legt großen Wert darauf, frühzeitig mit jungen qualifizierten Menschen in Kontakt zu treten, um hervorragende Mitarbeiter für das Unternehmen zu gewinnen und sie dauerhaft an die BERU AG zu binden. In 2004/05 war die Personalabteilung aus diesem Grunde wieder auf zahlreichen Hochschulkontaktmessen präsent, unter anderem in Stuttgart, Ludwigsburg und Karlsruhe. Außerdem treten wir frühzeitig mit Hochschulen, Fachhochschulen und Berufsakademien in Kontakt. Darüber hinaus messen wir dem Schulterschluss zwischen Schule und Wirtschaft hohe Bedeutung zu und arbeiten aus diesem Grunde mit zahlreichen Schulen in der Region Ludwigsburg zusammen. Im kommenden Sommer wird BERU das Economic Summercamp in der Region Ludwigsburg unterstützen. Dessen Ziel ist es Jugendlichen im Alter von 16 bis 18 Jahren wirtschaftliche Zusammenhänge näher zu bringen.

Attraktiver Arbeitgeber

Um die Innovationskraft eines Unternehmens stets auf hohem Niveau zu halten bzw. zu steigern, ist es wichtig, Mitarbeitern Leistungsfeedback zu geben. Die BERU AG nutzt das wichtige Instrument der Mitarbeitergespräche. Dadurch kann der Beitrag zum Unternehmenserfolg eines jeden Einzelnen transparent gemacht und effizient genutzt werden. BERU ist es wichtig, dass Mitarbeiter zum einen ihr ganzes Potenzial in ihrem aktuellen Tätigkeitsbereich einsetzen und sich zum anderen für neue oder erweiternde Aufgaben qualifizieren können. Deshalb legen wir auf Weiterbildungsmaßnahmen wie Teamtraining, Teambildung, Projektmanagement und Sprachen großen Wert. Das Angebot des E-Learning bei BERU kann von den Mitarbeitern effizient genutzt und das Lerntempo selbst bestimmt werden.



Das BERU Team läuft beim Stuttgart-Lauf für einen guten Zweck.

Mitarbeiterideen werden belohnt

In 2004 gingen 1.251 (1.261) Verbesserungsvorschläge beim Betrieblichen Verbesserungswesen ein. Im Durchschnitt reichte fast jeder Mitarbeiter der BERU AG und BERU Electronics GmbH einen Vorschlag ein. Die meisten Ideen kamen aus dem Qualitätscontrolling am Standort Muggendorf. Mitarbeiter halfen dem Unternehmen, mit ihren kreativen Ideen fast 250.000 Euro einzusparen. Das Engagement zahlt sich aus: Insgesamt schüttete das Unternehmen über 43.000 Euro für Prämien aus und belohnte die Verbesserungsvorschläge mit Preisen. Mitdenken lohnt sich.

Implementierung weltweiter Leitlinien

BERU hat im August 2004 konzernweite Werte und Leitlinien der Zusammenarbeit eingeführt. Diese Grundwerte definieren, wie wir unternehmerisch verantwortlich und nachhaltig handeln und wie wir uns Kunden, Lieferanten und Aktionären bzw. der gesamten Öffentlichkeit gegenüber verhalten. BERU richtet die gesamten Geschäftsprozesse konsequent auf den Kundennutzen aus. Außerdem legen die Werte fest, wie wir intern miteinander umgehen. Wir beschäftigen weltweit Mitarbeiter, deren Herkunft sehr verschieden ist. BERU respektiert diese Unterschiede und begrüßt deren positiven Einfluss auf das Unternehmen. Wir schätzen professionelle Kompetenz auf jeder Ebene und effektive Teamarbeit. Durch die Beteiligung von Mitarbeitern am Unternehmensergebnis schaffen wir einen zusätzlichen Leistungsanreiz.

Hohe Standards bei Qualität und Umwelt

Steigender Qualitätsanspruch und gleichzeitig niedrigere Kosten sind mittlerweile selbstverständliche Forderungen und Herausforderungen an die Automobilzulieferindustrie. Als internationales Zulieferunternehmen, das fast alle Automobilhersteller zu seinen Kunden zählt, hat sich der BERU Konzern zu hoher Qualität in der gesamten Prozesskette verpfichtet – von den Kundenanforderungen über die Produktplanung, Entwicklung sowie Produktion bis hin zur Auslieferung an unsere Kunden.



EFMQ-Meetingpoint: Gemeinsam Prozesse optimieren

Qualität sichtbar machen

BERU hat im vergangenen Geschäftsjahr mit EFMQ eine Qualitätsoffensive in der Produktion gestartet. EFMQ steht für Effizienz, Flexibilität, Motivation und Qualität. Ziel ist es, die Qualität unserer Arbeit weiter zu verbessern. Schwächen werden visualisiert und in kleinen Teams Lösungen für die Probleme erarbeitet. Die eingerichteten EFMQ-Meetingpoints dienen dem Erfahrungsaustausch, der Darstellung aktueller Probleme, deren Lösung und des erreichten Erfolgs.

Erweiterung des Test- und Prüfzentrums in Ludwigsburg

Wie bereits angekündigt, werden wir das Test- und Prüfzentrum am Standort Ludwigsburg, dem Hauptsitz der BERU AG, um einen Erweiterungsbau ergänzen. Mit der örtlichen Zusammenführung der Bereiche Vorentwicklung, Applikation und Ergebnisprüfung werden eine Optimierung der Arbeitsabläufe und weitere Synergieeffekte erreicht.

Zentraler Bestandteil des Erweiterungsbaus ist eine zweite Kältekammer als Test- und Prüfstand für Zündkerzen, Glühkerzen und Dieselschnellstartsysteme ISS, in der Kaltstartversuche unter Umgebungsbedingungen von minus 30 Grad gefahren werden. Hinzu kommt eine neue Prototypenwerkstatt zur Aufrüstung von Versuchsfahrzeugen.



Ein BERU TSS wird in der neuen Halle des Forschungs- und Entwicklungszentrums in Ludwigsburg auf seine elektromagnetische Verträglichkeit geprüft.

BERU trägt mit der Investition von rund 5 Mio Euro für den Anbau und die erforderlichen Einrichtungen auch Wünschen von Kunden Rechnung, für die das Unternehmen in zunehmendem Maße Forschungs- und Entwicklungsleistungen übernimmt. Eine Investition, die sich in relativ kurzer Zeit amortisieren wird. Der Baubeginn ist für Juli 2005 vorgesehen. Ende März 2006 soll das neue Erweiterungsgebäude bereits teilweise im Erdgeschoss bezogen werden und seinen Betrieb aufnehmen. Die Fertigstellung erfolgt dann bis Mitte 2006.

Außerdem kann BERU seit kurzem sämtliche Tests zur elektromagnetischen Verträglichkeit in der eigenen EMV-Halle am Standort Ludwigsburg durchführen. Es werden dort Prüfungen einzelner BERU Komponenten wie TSS, ISS und bestimmter BERU Produkte, die elektromagnetische Bauteile enthalten, vorgenommen.



Qualitätskontrolle bei BERU – Zündspulen werden auf ihre Lebensdauer geprüft

Erfolg durch hohe Qualität, Umweltschutz und verantwortungsvolles Handeln

Qualität, Sicherheit und Umweltschutz sind unsere Philosophie. Alle unsere Geschäftsprozesse unterliegen strengen internationalen Standards. Alle Standorte unseres Produktionsverbundes sind nach DIN ISO 9001 und ISO TS 16949 zertifiziert. Auch das Thema Umweltschutz ist mit der Zertifizierung nach der Umweltnorm ISO 14001 an den größten BERU Standorten verankert. Durch die im Herbst 2004 durchgeführten Erstzertifizierungen der BERU Electronics in Irland und der BERU TdA in Frankreich arbeiten inzwischen ca. 80% der BERU Belegschaft an umweltzertifizierten Standorten.

Hoher Qualitätsanspruch weltweit

In 2004 haben wir eine Reihe von BERU Werken im Hinblick auf die Erstzertifizierung nach dem neuesten Qualitätsstandard ISO TS 16949 prüfen lassen. Im ersten Halbjahr 2004 machte die ungarische Tochtergesellschaft BERU Hungaria, vormals REMIX Group Electronics, den Anfang, gefolgt von BERU SAS in Frankreich und BERU Electronics in Tralee. Außerdem wurde im Mai 2004 auch BERU TdA in Chazelles sur Lyon das Qualitätsmanagement-Zertifikat anerkannt. Im laufenden Geschäftsjahr ist die Zertifizierung nach ISO TS 16949 von BERU S.A. de C.V. in Mexiko geplant. Damit erfüllen alle von BERU geplanten Standorte die höchste Qualitätsnorm.

Im vergangenen Geschäftsjahr 2004/05 verfolgten wir erfolgreich übergeordnete Umweltziele. Dazu gehört, den Ressourcenverbrauch zur reduzieren, Energie zu sparen und das Abfallaufkommen zu minimieren. So konnten am größten Standort Ludwigsburg die Energiekosten um fast 5% gesenkt werden. Die Recyclingquote liegt mit 88% auf einem sehr hohen Niveau. Trotzdem konnten wir im Berichtsjahr diese um weitere 0,4 Prozentpunkte erhöhen. Daran wird deutlich, dass der Qualitäts- und Umweltgedanke sowie der schonende Umgang mit Ressourcen uns kontinuierlich durch alle Geschäftsprozesse begleitet.

Das mittelfristige Ziel für alle Werke des BERU Konzerns weltweit lautet: einheitliche Managementsysteme für Qualität und Umweltschutz, nach aktuellem internationalem Standard, überprüft und zertifiziert.

Weltweite Präsenz

Der BERU Konzern ist mittlerweile auf drei Kontinenten in 14 Ländern vertreten und verfügt über einen internationalen Produktionsverbund. Mit zahlreichen Akquisitionen seit Mitte der 80er Jahre setzt BERU bewusst auf die Internationalisierung und verfolgt eine weltweit ausgerichtete Nischenstrategie. So ist es BERU möglich, Wachstumschancen schnell zu nutzen und auf die hohen Kundenanforderungen mit technologisch innovativen Lösungen zu reagieren. Nah am Kunden sein ist hier die Devise.

Im Geschäftsjahr 2004/05 gab es wesentliche Veränderungen und Erweiterungen im internationalen Unternehmensverbund der BERU AG.

Präsenz in Europa

Frankreich

Die im Sommer 2003 übernommene Tochter BERU Eyquem ist mittlerweile ein wichtiger Bestandteil des BERU Konzerns. In die Einzelgesellschaft BERU TdA SAS hat BERU im vergangenen Jahr kräftig investiert mit dem Ziel, eine qualitativ hochwertige und wirtschaftliche Produktion zu erreichen. Jetzt sind die drei Produktionsbereiche des Werkes – Metallfertigung, Keramikfertigung und Endmontage – auf dem Stand der neuesten Technik. Zusätzlich wurde das Werk nach dem Qualitätsstandard ISO TS 16949 und dem Umweltstandard 14001 zertifiziert. Im November 2004 verlegte BERU, wie angekündigt, die Zündkerzenfertigung vom Werk Neuhaus-Schierschnitz in Deutschland zum französischen Standort in Chazelles sur Lyon.

Ungarn

Die BERU AG hatte im Mai 2001 die Mehrheit an der REMIX Group Electronics Rt. übernommen und fertigt mit rund 100 Mitarbeitern am Standort Tiszakécske in Ungarn Komponenten für die Industrieelektronik und Sensoren. REMIX tätigt den Großteil seiner Umsätze mit der BERU AG. BERU erwarb im Juli 2004 mit sofortiger Wirkung die noch im Besitz des Joint-Venture-Partners befindlichen Anteile in Höhe von 24,9% und rundet damit den internationalen Produktionsverbund der Gruppe ab. Die Tochtergesellschaft wurde im Zuge dieser vollständigen Übernahme in BERU Hungaria Rt. umbenannt.

BERU hat in den letzten Jahren die Elektronikaktivitäten ausgebaut und verfügt über Fertigungsstandorte in mehreren europäischen Ländern. Der Standort in Ungarn wurde vom Management der BERU Gruppe als Niedriglohnkostenstandort ausgewählt, um dort Produktionsabläufe mit hohen manuellen Anteilen bzw. kleinere Losgrößen im Bereich elektronischer Bauteile für die allgemeine Industrie und Steuerungen fertigen zu können. Von der Übernahme werden keine wesentlichen Änderungen der Vermögens- und Ertragslage des Konzerns erwartet.



Die irische Betriebsstätte BERU Electronics in Tralee wird erfolgreich nach neuen Qualitätsstandards zertifiziert.

Irland

Am irischen Produktionsstandort der BERU Electronics GmbH in Tralee beschäftigt BERU fast 250 Mitarbeiter und profitiert dort von der niedrigeren Steuerquote. Schwerpunktmäßig werden in Tralee neben Temperatursensoren und Heizflanschen Glühkerzen produziert. Im Geschäftsjahr 2004/05 bauten wir am irischen Standort eine Glühkerzenfertigung aus Ludwigsburg auf und konnten so die Produktionskapazitäten deutlich erweitern.

Präsenz in Nord- und Mittelamerika

USA

In den USA hat BERU 2001 eine Allianz mit der Lear Corporation, Southfield, geschlossen zur gemeinsamen Entwicklung von Reifendruckkontrollsystemen TSS. Auf der Grundlage eines Lizenzvertrags ist BERU mit der Forschung und Entwicklung der Produkte zur Serienreife beschäftigt. Lear Corporation gehört in den USA zu den Marktführern bei elektronischen Pkw-Türschließanlagen und zählt in diesem Produktbereich die großen nordamerikanischen Automobilhersteller Ford und GM sowie Honda und Nissan zu seinen Kunden. Die neue Verordnung der US-Verkehrssicherheitsbehörde NHTSA sieht den Einsatz direkt messender Systeme auf dem US-amerikanischen Automobilmarkt vor, wie sie BERU entwickelt. Beide Kooperationspartner rechnen mit einem hohen Absatzpotenzial der Systeme in Nordamerika.

Neben dieser Entwicklungspartnerschaft mit Lear verfügt BERU über zwei Vertriebsbüros in den USA, um auch hier nah am Kunden zu sein.



Die auf die Produktion von Zündkabeln spezialisierte Tochtergesellschaft BERU S.A. de C.V. in Mexiko

Mexiko

Unsere mexikanische Tochtergesellschaft BERU S.A. de C.V., Civac-Jiutepec, Morelos, wurde 1987 gegründet und Mitte der 90er Jahre von BERU akquiriert. Derzeit sind 150 Mitarbeiter an dem zentralamerikanischen Standort beschäftigt. BERU S.A. ist auf Zündungstechnik spezialisiert und produziert vorrangig Zündkabel für Benzinmotoren im NAFTA-Raum.

Präsenz in Asien

In Asien ist BERU mit einer Produktionsgesellschaft in Korea, zwei Joint Ventures (Korea sowie Indien) und je einem Vertriebsbüro in Singapur und Japan vertreten.

Südkorea

In Südkorea ist BERU seit Mitte der 90er Jahre an zwei Standorten präsent. Beide Tochtergesellschaften profitieren von kostengünstigen Fertigungsstrukturen. Im Rahmen des so genannten Global Sourcing nutzen immer mehr Kunden aus Ländern wie Schweden, Australien, China und Großbritannien die beiden BERU Dependancen als kostengünstige verlängerte Werkbank.



Bei der koreanischen Tochtergesellschaft BERU Korea Co. Ltd. entstehen u.a. Zündspulen.

Die Produktion BERU Automotive Co. Ltd. mit Sitz in Shihung-City ist seit 1998 eine 100%ige Tochter von BERU. Produziert werden dort in erster Linie Glühkerzen. Seit Beginn 2005 ist es in Korea erlaubt, auch Pkw mit Dieselmotor zu fahren. Bisher war Diesel nur für kommerzielle Transportfahrzeuge zugelassen. Damit erwarten Experten einen Anstieg des Dieselanteils an den Neuzulassungen, was sich umsatzsteigernd auf BERU Automotive auswirken könnte. Neben der Glühkerzenproduktion unterstützt BERU Automotive auch die Vermarktung von PTC-Zuheizsystemen und des Instant Start Systems (ISS) bei koreanischen Automobilherstellern.

An BERU Korea Co. Ltd. in Chungju-City, dem zweiten Standbein des Unternehmens in diesem wichtigen asiatischen Markt, hält die BERU AG 51%. Kerntechnologie ist hier die Zündspule. Deren Produktion möchte BERU Korea in den nächsten Monaten um Stabzündspulen erweitern. Außerdem entstehen in dem Joint Venture, das mehr als 90 Mitarbeiter beschäftigt, unter anderem Pumpen für Scheibenwaschanlagen und Systemkomponenten für elektronische Wegfahrsperren sowie Kofferraum- und Tankdeckelöffner.

Japan

Im September 2004 hat BERU das japanische Vertriebsbüro von Tokio nach Yokohama verlegt. Im Raum Yokohama sind die Kunden stärker vertreten als in Tokio, deshalb entschied sich BERU für die Verlegung. Ziel ist es, die Vertriebsaktivitäten des Konzerns in Japan weiter auszubauen.

Die BERU AG wird auch im laufenden Geschäftsjahr die Präsenz in den wichtigen Weltmärkten weiter ausbauen und gleichzeitig die internationalen Produktions- und Vertriebsstrukturen hinsichtlich Effizienz und Wirtschaftlichkeit optimieren.



-90 % NO_x







Neue Abgasgesetze in Europa (Euro V) und in den USA (Tier 2/LEV II) erfordern eine deutliche Reduktion der Partikel- und NO_X-Emissionen um bis zu 90 % bei Diesel-Pkw. BERU adressiert diese Anforderung mit innovativen Produktlösungen.

Da die Einhaltung der geforderten Grenzwerte mit den heute bekannten Nachbehandlungsmaßnahmen nur schwer zu erreichen ist, hat BERU intensiv an Alternativen gearbeitet und die intelligente Glühkerze PSG (Pressure Sensor Glow Plug) entwickelt. Diese Glühkerze mit integriertem Drucksensor ermöglicht das Messen des Brennraumdrucks direkt im Zylinderkopf – die Grundvoraussetzung für eine verbesserte Regelung, damit die geforderten NO_X-Werte erreicht werden können. Mit diesen innovativen Technologien wird der anhaltende Dieselboom umweltfreundlicher denn je – die PSG-Technologie erreicht 2006 Serienreife.

Die Beherrschung der Temperatursensorik im Abgasstrang vor und nach dem Partikelfilter zählt zu unseren Kernkompetenzen. Neben der intelligenten Glühkerze PSG verfügt BERU mit den hochentwickelten Hochtemperatursensoren bereits über ein qualitäts- und leistungsstarkes Produkt, das serienreif ist.

Lagebericht des Konzerns

Gesamtwirtschaft und Branche

Wirtschaftsentwicklung

Anschub der Weltwirtschaft

Im Jahr 2004 verzeichnete die Weltwirtschaft eine erfreuliche Belebung. Mit einer Steigerung des realen Bruttoinlandsproduktes (BIP) von 3,8% wuchs die Weltwirtschaft deutlich stärker als im Vorjahr mit 2,6%. Alle wichtigen Wirtschaftsregionen zeigten Wachstumsraten, trotz der in vielen Regionen erreichten Höchststände bei Rohstoffpreisen.

Antriebsmotor USA und Asien

Impulsgeber für den globalen wirtschaftlichen Aufschwung waren vor allem die Vereinigten Staaten und China. In den USA stieg das reale BIP um 4,4%. Die US-Wirtschaft musste zwar Einbußen beim Export hinnehmen, sie konnte sich jedoch auf eine starke Binnennachfrage stützen. Der amerikanische Privatkonsum stieg um 3,5%, Unternehmensinvestitionen legten um 12,5% zu.

Entwicklung des Bruttoinlandsproduktes
in Prozent



Deutschland
1,6
−0,1
Europa
2,4
1,0
USA
4,4
3,0
Japan
2,7
1,3
China
9,5
9,1
Welt
3,8
2,6
1 2 3 4 5 6 7 8 9 10
BIP 2004
BIP 2003

Asien war auch im Jahr 2004 die am stärksten wachsende Region der Welt. Neben den südostasiatischen Ländern trug vor allem China zum hohen Wachstum bei. Trotz Steuerungsmaßnahmen der Zentralregierung, die auf eine restriktivere Geld- und Kreditpolitik abzielten, stieg das Bruttoinlandsprodukt 2004 um 9,5%. Während zunächst die japanische Wirtschaft ein hohes Wachstum zeigte, kam es im weiteren Jahresverlauf zu einer Konjunkturabschwächung und einem BIP-Wachstum, das 2,7% über Vorjahr lag.

Export – Wachstumsmotor in Europa

Das BIP-Wachstum in Westeuropa lag mit 2,4% deutlich über dem Vorjahr, in dem das Wachstum lediglich 1,0% betrug. Diese erfreuliche Entwicklung ist in erster Linie auf eine Steigerung des Exports zurückzuführen. Belastend machten sich jedoch die verhaltene Binnennachfrage, der schwache US-Dollar im Vergleich zum Euro und die gestiegenen Ölpreise bemerkbar.

Alle vorausschauenden Aussagen, Daten und Informationen, die im Konzernlagebericht und anderen Teilen des Geschäftsberichtes enthalten sind, basieren auf Informationen und Angaben, die der BERU AG zurzeit zur Verfügung stehen. Die tatsächlichen Umsatz- und Ertragszahlen der BERU AG können von einer Reihe Faktoren beeinflusst werden, wie z.B. Konjunkturentwicklung, Wechselkursveränderungen, Entwicklung des Zinsniveaus, verschärfte Wettbewerbssituation, sich ändernde Technologie und mangelnde Entscheidungsbereitschaft der Kunden. Bei Eintritt einiger dieser Unsicherheitsfaktoren und anderer Entwicklungen könnten sich Annahmen und Planungen als nicht realisierbar herausstellen und die Planergebnisse beeinflussen. Einige dieser Faktoren sind im Risikobericht und in weiteren Teilen des Geschäftsberichts beschrieben. Die BERU AG basiert ihre Prognosen auf den Informationen, die am Tag der Veröffentlichung vorlagen, und übernimmt keine Verpflichtung, diese beim Auftreten neuer Informationen zu bearbeiten. Grafiken und Schaubilder einschließlich der Kommentierung dienen der Veranschaulichung und sind nicht Teil des Lageberichts.

Der Zahlenausweis von Veränderungen in Prozent beruht auf den genauen ungerundeten Zahlen. Angaben in Prozent und Millionen wurden auf eine Kommastelle gerundet. Die Vergleichszahlen des entsprechenden Vorjahreszeitraums sind in Klammer gesetzt.

Außenhandel stützt deutsche Konjunktur

Die deutsche Konjunktur zeigte sich 2004 weiterhin labil und wurde hauptsächlich vom Export gestützt. Nach drei Jahren Stillstand verzeichnete die deutsche Wirtschaft jedoch wieder leichte Zuwächse. Das BIP stieg 2004 um 1,6%, während es in 2003 noch mit −0,1% leicht rückläufig war. Der starke Anstieg der Exporte, die 2004 um rund 9% zulegten, sorgte im Wesentlichen für die Belebung der Konjunktur. Bisher ist in Deutschland jedoch kein breit angelegter Aufschwung zu erkennen. Eine Trendwende beim rückläufigen Privatkonsum ist nach wie vor nicht in Sicht.

Moderates Wachstum in 2005

In den ersten drei Monaten des Jahres 2005 zeigte sich eine leichte Abschwächung des weltweiten Wirtschaftswachstums. Die hohen Öl- und Rohstoffpreise trugen in besonderem Maße zu dieser Entwicklung bei. Wachstumsträger des ersten Quartals sind nach wie vor Asien und die USA. Allerdings verlangsamte sich das BIP-Wachstum in den USA auf 3,1%. In Europa lag das Wachstum unter einem Prozent, während das deutsche Bruttoinlandsprodukt im Vergleich zum Vorquartal mit einem Plus von rund 1% überraschend stark anstieg. Wesentlicher Faktor ist hier weiterhin die Exportentwicklung. Die Wirtschaft wird zudem durch niedrige Leitzinsen der Euro-Zone entsprechend gestützt.

Angesichts dauerhaft hoher Rohölpreise rechnen Experten im Jahr 2005 mit einem moderaten Wachstum des weltweiten Bruttoinlandsprodukts von 2,9%. Es wird dabei ein BIP-Wachstum von 1,7% in Europa und von 3,5% in den Vereinigten Staaten unterstellt.

Automobilkonjunktur

Steigerungsraten der Pkw-Neuzulassungen
in Prozent



Deutschland
-0,5
0,9
Westeuropa
-1,3
2,1
USA
-1,1
1,4
Asien
6,2
13,2
Welt
4,7
1,3
-10 -5 0 5 10 15
2004
2003

Automobilabsatz steigt

Die weltweite Automobilkonjunktur zeigte sich im Jahr 2004 insgesamt positiv. Der Absatz von Personenkraftwagen und Nutzfahrzeugen stieg 2004 im Vergleich zum Vorjahr um 5,3% auf insgesamt 59,2 Mio Fahrzeuge. Die Pkw-Neuzulassungen legten mit 49,5 Mio Fahrzeugen um 4,7% zu. Im Nutzfahrzeugsektor konnte das Vorjahresniveau sogar um 7,8% auf 9,7 Mio Einheiten gesteigert werden. Allerdings verzeichneten die für BERU wichtigen Automobilmärkte USA und Westeuropa ein schwächeres Wachstum als der Gesamtmarkt.

Europa zeigt Wachstum

In Westeuropa waren nach drei rückläufigen Jahren 2004 die Pkw-Neuzulassungen wieder positiv und erreichten einen Zuwachs von 2,1% auf 14,5 Mio Fahrzeuge. Neue Modelle haben zu einer Belebung der westeuropäischen Automobilindustrie beigetragen. Von den Volumenländern schnitt Spanien mit einem Plus von 9,8% über Vorjahresniveau überdurchschnittlich ab. Nur sehr moderat stiegen die Pkw-Absätze in Deutschland (+0,9%), Italien (+0,7%) und Frankreich (+0,2%). Die Entwicklung in den neuen EU-Ländern blieb weiterhin hinter den Erwartungen zurück und lag mit einem Rückgang von 4,6% deutlich unter der Vorjahresmarke. In Tschechien und Polen fielen die Neuzulassungen jeweils um mehr als 10% hinter die des Vorjahres zurück. Die anhaltende Unsicherheit und Kaufzurückhaltung der Konsumenten nach dem EU-Beitritt sowie Änderungen der Steuergesetzgebung einiger Länder haben hierzu beigetragen. Wachstumsimpulse zeichnen sich jedoch im angrenzenden osteuropäischen Markt ab. Dieser erreichte mit 2,8 Mio Pkw-Neuzulassungen ein Plus von 18,1% gegenüber dem Vorjahr.

Export – Impulsgeber für Deutschland

In Deutschland lagen die Pkw-Neuzulassungen im Jahr 2004 mit 3,3 Mio Einheiten 0,9% über Vorjahr. Zahlreiche Faktoren wie die Diskussion um höhere Steuern auf Firmenwagen, der Streit um den Wegfall oder die Kürzung der Entfernungspauschale und steigende Treibstoffpreise verunsicherten potenzielle Käufer. Allerdings konnten deutsche Fahrzeughersteller von einer gestiegenen Exportrate profitieren.

US-Markt wächst bei Nutzfahrzeugen

Die Verkäufe der Light Vehicles (Pkw und leichte Nutzfahrzeuge) in den USA erreichten 2004 mit 16,9 (16,6) Mio Fahrzeugen ein Plus von 1,4% gegenüber dem Vorjahr. Verkaufsfördermaßnahmen amerikanischer Hersteller haben inzwischen zu einem extrem jungen Fahrzeugbestand geführt, der den Verkauf neuer Pkw in den USA immer schwieriger macht. Der Verkauf von leichten Nutzfahrzeugen mit 9,4 Mio Einheiten konnte im gleichen Zeitraum um 3,7% zulegen.

Hohe Wachstumsdynamik in Schwellenländern

Auch der Automobilabsatz in den asiatischen Schwellenländern verlief erneut positiv. In Südostasien wurden mit 10,4 Mio Personenkraftwagen 11,4% mehr Fahrzeuge abgesetzt als im Vorjahr. Besonders China und Indien legten kräftig zu. Die Zahl der verkauften Pkw stieg in China um 16,8% auf 2,3 Mio Einheiten. In Indien wurden mit 1,0 Mio Pkw 23,9% mehr Fahrzeuge abgesetzt als im Vorjahr. Eine Ausnahme bildete der Automobilmarkt in Südkorea, der aufgrund der privaten Haushaltsverschuldung um 13,8% rückläufig war.

Automobilmarkt wächst 2005 moderat

Eine Belebung der weltweiten Automobilmärkte blieb im ersten Quartal 2005 aus. Mit 1,8 Mio Fahrzeugen stagnierte der Pkw-Absatz in den USA auf Vorjahresniveau. In den asiatischen Schwellenländern konnte lediglich Indien um 8% zulegen, alle anderen Märkte der Region lagen unter dem Vorjahr. Auch in Westeuropa und Deutschland sanken die Pkw-Absatzzahlen um 2,5% bzw. 1,9%. Unter den großen westeuropäischen Märkten verzeichnete lediglich Frankreich im ersten Quartal ein Absatzplus von 3,8%, Spanien blieb auf Vorjahresniveau, während Großbritannien und Italien rückläufig waren. Allerdings zeichnete sich im April 2005 eine leichte Marktbelebung ab. In Deutschland übertrafen die Pkw-Neuzulassungen mit einem Plus von 4,1% den Vorjahreszeitraum. Auf Jahresbasis wird in Deutschland jedoch mit einem Absatz auf Vorjahresniveau gerechnet. Branchenexperten erwarten für 2005 insgesamt nur ein moderates Wachstum der weltweiten Automobilmärkte.

BERU wächst schneller als der Markt

BERU setzte sein Wachstum im abgelaufenen Geschäftsjahr (1. April 2004–31. März 2005) trotz schwieriger Marktbedingungen, die durch hohe Rohstoffpreise, einen scharfen Preiswettbewerb und allgemein moderate Automobilproduktionssteigerungen geprägt waren, fort. Der Konzernumsatz stieg um 8,8% auf 385,8 (354,5) Mio Euro. Mit einem Umsatzwachstum von 44,9% in Nordamerika, einem Plus von 12,5% in Europa (exkl. Deutschland), einem Umsatzzuwachs von 9,3% in Asien und einem Zuwachs von 22,1% in den übrigen Ländern legten unsere

Erlöse in wichtigen Vertriebsmärkten in Relation zum absoluten Wachstum der Automobilabsatzmärkte planmäßig zu. Der erfreuliche Umsatzanstieg in den USA ist im Wesentlichen auf die planmäßig höheren Abrufe von ISS-Systemen unseres Kunden DMAX zurückzuführen. Lediglich in Deutschland blieben unsere Umsätze angesichts einer schwachen Entwicklung der Neuzulassungen, einhergehend mit entsprechend niedriger Produktion, und eines witterungsbedingten Rückgangs im Handelsgeschäft aufgrund des erst sehr spät einsetzenden Winters 4,8% unter dem Vorjahreswert.

Erwartetes Dieselwachstum in Westeuropa bis 2009

in Mio | in %


10
9
8
7
6
5
4
3
2
60
55
50
45
40
35
30
25
20
05
06
07
08
09

Neuzulassungen

Dieselanteil an den Pkw-Neuzulassungen

Entwicklung der Marktanteile *dieselbetriebener Pkw*

in Prozent


Deutschland
44,5
42,2
UK
33,9
30,5
Frankreich
71,1
68,5
Italien
60,9
55,0
Benelux
51,0
48,2
Spanien
68,8
64,5
Österreich
72,0
72,3
Portugal
61,9
55,7
10 20 30 40 50 60 70 80

1. Quartal 2005

1. Quartal 2004

Weltweiter Dieselabsatz

Dieselboom in Westeuropa

Im vergangenen Jahr setzte sich der Dieselboom in Westeuropa unvermindert fort. Der rasante Anstieg der Kraftstoffpreise, attraktive Dieselmodelle und eine neue Motorengeneration begünstigten den Trend hin zum Diesel. Gegenüber dem Vorjahr stiegen 2004 die Neuzulassungen für Pkw mit Dieselmotor in Westeuropa um 4,7 Prozentpunkte auf einen Anteil von 48,4% (43,7%). Das entspricht einem Absatz von rund 7 Mio Fahrzeugen. Im Vergleich dazu sanken die Neuzulassungen von Benzinern um über 6% auf 7,5 Mio Fahrzeuge. Wesentliche Gründe für diesen Erfolg des Diesel sind die drehmomentstarken Motoren, und der je nach Fahrzeugtyp bis zu 30% geringere Treibstoffverbrauch, der angesichts hoher Kraftstoffpreise immer wichtiger bei Kaufentscheidungen wird.

Besonders hohe Zuwächse erzielten die Absatzmärkte Italien mit 9,6 Prozentpunkten und einem Dieselanteil von 58,3% (48,7%) bzw. Portugal mit 12 Prozentpunkten und einer Dieselquote von 56,9% (44,9%). Auch in anderen wichtigen Volumenmärkten legte der Diesel kräftig zu. In Frankreich lag der Anteil bei 69,2% (67,4%), in Spanien waren 65,4% (60,8%) der Pkw-Neuzulassungen Dieselfahrzeuge. In den Benelux-Ländern behauptete sich der hohe Dieselanteil. In Großbritannien erreichte der Dieselanteil 32,6% (27,3%). Das Dieselwachstum setzt sich auch im Jahr 2005 ungebremst fort. Im ersten Quartal 2005 stieg der Dieselanteil neu zugelassener Pkw in Westeuropa auf 50,2% (46,6%). Marktprognosen gehen davon aus, dass der Dieselanteil bei den Pkw-Neuzulassungen in Westeuropa im Jahr 2005 auf 51,9% anwachsen wird und bis zum Jahr 2009 auf ca. 59% ansteigen könnte.

Dieselanteil in Deutschland auf Rekordniveau

Im letzten Jahr verzeichnete der Dieselanteil bei Neuzulassungen in Deutschland eine neue Rekordmarke. Mit 1,4 Mio Diesel-Pkw erreichte die Absatzzahl 2004 einen Anteil von 44,0% (39,9%) an den deutschen Neuzulassungen. Das entspricht im Jahresvergleich einer Steigerung der Diesel-Pkw-Neuzulassungen von über 11% auf 1,44 (1,29) Mio Fahrzeuge. Deutsche Autokunden haben sich trotz der Debatte zur Feinstaubbelastung nicht verunsichern lassen. Im ersten Quartal 2005 erreichte der Dieselanteil bei den Pkw-Neuzulassungen 44,5%. Zur Stärkung des Käuferinteresses hat auch die rasche Reaktion der Automobilindustrie beigetragen. Alle deutschen Hersteller machten umfassende Angebote zur Nachrüstung und Ausstattung ihrer Fahrzeuge mit Dieselpartikelfiltern bzw. haben diese in Aussicht gestellt. Branchenexperten prognostizieren ein weiteres Dieselwachstum in Deutschland. Hochrechnungen zufolge soll der Dieselanteil an den Pkw-Neuzulassungen von 47,9% im Jahr 2005 auf 56,2% im Jahr 2007 steigen.

Prognose des Dieselwachstums in Nordamerika

Anteile an Neuzulassungen in %


20
17.5
15
12.5
10
7.5
5.0
2.5
0
15,3%
3,4%
2004
2005
2008
2012
2015

In 2004 wurden ca. 17 Mio Pkw und leichte Nutzfahrzeuge in den USA verkauft.

Diesel in den USA im Vormarsch

Auch außerhalb Europas erfreut sich der Diesel wachsender Beliebtheit. In den USA stieg der Dieselanteil bei Passenger Cars mit rund 470.000 Fahrzeugen auf 3,4% (2,3%) der Neuzulassungen. Wesentliche Erfolgsfaktoren sind auch in den USA der niedrige Treibstoffverbrauch angesichts steigender Kraftstoffpreise, leistungsstarke Motoren und die Erfüllung strenger Schadstoffgrenzwerte im Abgas. Eine Reihe von Automobilherstellern haben bereits Pläne für die Entwicklung und Einführung von Dieselmotoren angekündigt, die den ab 2007 geltenden strengeren Emissionsrichtlinien in den USA entsprechen. Marktforschungsinstitute schätzen, dass in den kommenden drei Jahren der Dieselanteil in den Vereinigten Staaten auf 7,6% der Neuzulassungen steigen und sich damit mehr als verdoppeln wird.

Der weitere Erfolg des Diesel in den USA dürfte angesichts der bevorstehenden Verabschiedung des Energy Bill und der Notwendigkeit, Rohöl einzusparen, begünstigt werden. Hochrechnungen von Experten gehen derzeit davon aus, dass sich rund 1,4 Mio Barrel Rohöl pro Tag in den Vereinigten Staaten sparen ließen, wenn der Dieselmarktanteil bei Personenkraftwagen und Nutzfahrzeugen bei 30% liegen würde. Bei einem Dieselmarktanteil von 50% – dies entspricht annäherungsweise der aktuellen Marktdurchdringung in Westeuropa – würde das Einsparpotenzial für Rohöl in den USA sogar etwa 837 Mio Barrel pro Jahr betragen. Die Bush-Administration plant Steuervergünstigungen von bis zu 3.500 US-Dollar für Käufer neuer, umweltfreundlicher Dieselmotoren.

Diesel-Wachstumspotenzial in Asien

Experten erwarten auch ein signifikantes Wachstum der asiatischen Absatzmärkte für Diesel. Im viertgrößten asiatischen Automobilmarkt Südkorea wird im Jahr 2005 ein Pkw-Absatzvolumen von 980.000 Einheiten erwartet, das damit 12% über Vorjahr liegt. Seit Beginn des Jahres 2005 sind auch Dieselmotoren für Personenkraftwagen erlaubt. Bisher war Diesel nur für kommerzielle Transportfahrzeuge zugelassen. Die Marktöffnung ist insbesondere für private Nutzer attraktiv, da der Dieselkraftstoff durch die Steuerpolitik 40% billiger als Benzin ist. Marktexperten erwarten daher, dass der bisherige Marktanteil von Dieselmotoren für Pkw und leichte Nutzfahrzeuge von derzeit 20% auf bis zu 35% im Jahr 2009 steigen wird.

Ökologischer Diesel hat Zukunft

Ebenfalls positiv auf die Entwicklung des Diesel wirkt sich die Diskussion um den Einsatz ökologischer Kraftstoffe wie Biodiesel oder synthetischer Diesel aus. Der Anteil von Biokomponenten in Kraftstoffen erreicht in der EU bereits 2% und soll bis 2020 sogar auf 8% steigen. Der beigemischte Biodiesel ist in Deutschland von der Mineralölsteuer befreit.

Synthetisch gewonnener Diesel spielt zudem bei der Fortentwicklung innovativer und energiesparender Motorenkonzepte eine durchaus wichtige Rolle. Um die verschärften Grenzwerte der Euro-V-Norm oder der US-amerikanischen Tier-2-Gesetzgebung zu erreichen, kann neben dem Einsatz von Partikelfiltern und NO_X-Katalysatoren auch die Treibstoffqualität beitragen. Synthetischer Diesel enthält keinerlei Beimischungen, die bei der Verbrennung Rußpartikel erzeugen.



Glühkerzenproduktion an einer Fertigungslinie in Ludwigsburg

Zweistelliges Wachstum im BERU Kerngeschäftsfeld

Im Kerngeschäftsfeld Dieselkaltstarttechnologie konnte BERU im abgelaufenen Geschäftsjahr seinen Umsatz um 11,8% auf 181,8 (162,6) Mio Euro steigern. Der Umsatzanteil entspricht mit 47,1% (45,9%) fast der Hälfte der gesamten Konzernerlöse. Der weitere Markterfolg des Diesel in den wichtigen Absatzmärkten Deutschland, Europa und zukünftig USA sowie Asien hat daher wesentlichen Einfluss auf die weitere Umsatzentwicklung des Konzerns.

Fahrzeugbestand beeinflusst Handelsgeschäft

Der Fahrzeugbestand in Deutschland wird immer größer und älter. Trotz der spürbaren Zurückhaltung auf dem Neuzulassungsmarkt in Deutschland ist der Fuhrpark im Jahr 2004 auf 45,4 (45,0) Mio Pkw angestiegen und lag mit 0,8% (0,7%) knapp über dem Vorjahreswert.

Der BERU Umsatz im Handel lag aufgrund eines späten Wintereinbruchs und der ausgebliebenen zweiten Bevorratung der Hersteller im Geschäftsjahr 2004/05 mit 114,0 (112,7) Mio Euro ebenfalls nur leicht über dem Vorjahr und trug 29,6% (31,8%) zum Konzernumsatz bei.

Experten rechnen damit, dass der Pkw-Fahrzeugbestand bis 2030 auf rund 53,5 Mio Pkw klettern könnte. Das Pkw-Durchschnittsalter ist in den letzten Jahren deutlich gewachsen und liegt in Deutschland bei rund acht Jahren. Es ist angesichts des wachsenden Fahrzeugbestandes davon auszugehen, dass in Zukunft das Wartungs- und Reparaturgeschäft deutlich ansteigen wird. Das wird unser Handelsgeschäft positiv beeinflussen.

Wesentliche Änderungen in der BERU Aktionärsstruktur

Im Berichtsjahr gab es wesentliche Änderungen in unserer Aktionärsstruktur. Am 1. November 2004 teilte die BorgWarner Germany GmbH, eine mittelbare Tochtergesellschaft der BorgWarner Inc. mit Sitz in Auburn Hills, Michigan, mit, dass mit The Carlyle Group und einer Gruppe von Familienaktionären ein Kaufvertrag und ein Kaufoptionsvertrag über zusammen rund 63% der Aktien der BERU AG zu einem Preis von 59 Euro je Aktie abgeschlossen worden waren. Die bisherige Großaktionärin, die zu The Carlyle Group gehörende CEP BE00 Beteiligungs GmbH, hielt zu diesem Zeitpunkt 37,06% der Aktien der BERU AG. Von den Familienaktionären besaßen die Familie Birkel 20,85% und Frau Ingelore Rupprecht 5,11% der Aktien der BERU AG.

BorgWarner unterbreitete in der Folge am 8. Dezember 2004 ein freiwilliges öffentliches Übernahmeangebot für den Erwerb aller auf den Inhaber lautenden Stückaktien der BERU AG zu einem Preis von 67,50 Euro pro Aktie. Der Aufsichtsrat und der Vorstand der BERU AG haben in ihren beiden Stellungnahmen vom 15. Dezember 2004 den Angebotspreis von 67,50 Euro als fair und angemessen bewertet. Der Vorstand hat den Aktionären die Annahme des Angebots empfohlen. Der Angebotspreis von 67,50 Euro entsprach einem Aufschlag von 14,66% gegenüber dem volumengewichteten Durchschnittskurs der BERU Aktie in den letzten zwölf Monaten vor Angebotsabgabe.

The Carlyle Group und die Familienaktionäre haben den Verkauf ihrer Aktienpakete zum 4. Januar 2005 vollzogen.

Nach Ablauf der weiteren Annahmefrist am 10. Februar 2005 ist das freiwillige öffentliche Übernahmeangebot für 639.209 Aktien angenommen worden. Damit hielt BorgWarner zu diesem Stichtag insgesamt 69,42% des Grundkapitals der BERU AG.

Mit dieser wesentlichen Veränderung der Aktionärsstruktur vollzog sich ein Wechsel von einer Private-Equity-Gesellschaft und Familienaktionären zu einem strategischen Investor. BorgWarner ist ein weltweit tätiger Automobilzulieferer. Das Unternehmen beschäftigt über 14.000 Mitarbeiter und ist an der New York Stock Exchange notiert. Seine Produktschwerpunkte liegen bei Komponenten und Systemen im Antriebsbereich, wo er in verschiedenen Bereichen weltmarktführende Positionen einnimmt.

Abhängigkeitsbericht

Der Vorstand der BERU AG hat gemäß § 312 AktG für das Geschäftsjahr 2004/05 einen Bericht über die Beziehungen zu verbundenen Unternehmen aufgestellt und dem Aufsichtsrat vorgelegt. Die Abgabe des Abhängigkeitsberichts steht in Zusammenhang mit der veränderten Aktionärsstruktur und dem Grundsatz der Gleichbehandlung aller Aktionäre und dient der Verbesserung der Informationsbasis für Außenstehende und Minderheitsaktionäre.

Mit dem Bericht, in dem unter anderem auf mit BorgWarner vorgenommene oder nicht vorgenommene Rechtsgeschäfte sowie im Interesse oder auf Veranlassung des Großaktionärs getroffene oder unterlassene Maßnahmen Stellung genommen wird, legt der Vorstand über seine Beziehungen zu dem Großaktionär Rechenschaft ab.

Der Abhängigkeitsbericht schließt mit folgender Schlusserklärung ab: „Die Gesellschaft hat nach den Umständen, die in dem Zeitpunkt bekannt waren, zu dem die Rechtsgeschäfte vorgenommen oder die Maßnahmen getroffen oder unterlassen wurden, sofern der Gesellschaft dadurch Nachteile entstanden sind, diese durch einen adäquaten Ausgleichsanspruch gemäß § 311 Abs. 2 AktG vor Geschäftsjahresende ausgeglichen erhalten."

Umsatz- und Ertragsentwicklung

Konzernumsatzentwicklung
in Mio Euro



450
400
350
300
250
200
150
100
304,5
354,5
385,8
02/03
03/04
04/05

BERU hat seine strategischen Ziele im abgelaufenen Geschäftsjahr konsequent verfolgt. Dem Konzern ist es gelungen, seine führende Position als Automobilzulieferer für Dieselkaltstart- und Zündungstechnik zu festigen und das Geschäftsfeld Elektronik und Sensorik konsequent auszubauen.

Für die BERU AG war das Geschäftsjahr 2004/05 (1. April 2004–31. März 2005) ein herausforderndes, aber dennoch erfolgreiches Jahr. Der Vorstand ging mit dem Ziel in das Geschäftsjahr, den Umsatz um mindestens 13% und das um einmalige Aufwendungen und Erträge bereinigte operative Ergebnis (EBIT) proportional zu steigern. Der Konzern erreichte im 9-Monatszeitraum (1. April–31. Dezember 2004) die angestrebte Umsatzsteigerung von 13,2% auf 281,7 (248,9) Mio Euro. Allerdings führten im vierten Quartal der spät einsetzende Winter, eine rückläufige Automobilnachfrage und die geringere Anzahl von Produktionstagen im Vergleich zum Vorjahr dazu, dass unsere Umsatzerlöse mit Erstausrüstern und dem Handel nicht planmäßig zulegten und wir unsere Wachstumsprognose auf 10% zurücknehmen mussten.

Auf Basis der vorläufigen Zahlen gab der Konzern im April 2005 eine voraussichtliche Umsatzsteigerung von ca. 9% bekannt. Letztendlich haben wir im Geschäftsjahr 2004/05 den Konzernumsatz um 31,3 Mio Euro oder 8,8% auf 385,8 (354,5) Mio Euro gesteigert. Mit unserer Umsatzentwicklung wurde zwar nicht die ursprüngliche Zielsetzung erreicht, aber ein Wachstum realisiert, das deutlich über dem Industriesektor und Wettbewerbsumfeld liegt.

Das Umsatzwachstum resultierte vor allem aus dem systematischen Ausbau unseres Kerngeschäfts mit Erstausrüstern in der Dieselkaltstart- und Zündungstechnik. Produktneuanläufe beim Dieselschnellstartsystem ISS, ein wiederum höherer Glühkerzenabsatz sowie der Hochlauf bei den PTC-Zuheizsystemen haben daran wesentlichen Anteil.

Umsatz nach Geschäftsfeldern
für 2004/05 in Prozent[1]



23,4 (24,3)
Elektronik und Sensorik
47,1 (45,9)
Dieselkaltstart-technologie
29,5 (29,8)
Zündungs-technik

[1] Vorjahreswerte in Klammern

Geschäftsfeld Dieselkaltstarttechnologie

Im Geschäftsfeld Dieselkaltstarttechnologie stiegen die Erlöse um 11,8% auf 181,8 (162,6) Mio Euro. Dabei legte das Pkw-Erstausrüstungsgeschäft mit einem Plus von 14,2% kräftig zu und entwickelte sich analog zum Diesel-Pkw-Markt. BERU profitierte von der Einführung des Dieselschnellstartsystems in der neuen Golfplattform, von Neuaufträgen der französischen Hersteller und von beginnenden Anläufen mit dem Instant Start System bei DMAX, dem Joint Venture von GM und Isuzu, in Nordamerika.

Geschäftsfeld Zündungstechnik

Im Geschäftsfeld Zündungstechnik stiegen die Umsätze um 8,0% auf 113,9 (105,5) Mio Euro. Der Umsatzanstieg resultiert größtenteils aus dem Beitrag der im Geschäftsjahr 2003/04 erworbenen BERU Eyquem in Frankreich, die insgesamt Erlöse aus dem Eyquem-Geschäft von 30,3 (17,1) Mio Euro zum Konzernumsatz beisteuerte. Das Marktumfeld war dabei durchaus schwierig. In Westeuropa ging der Absatz von Pkw mit Benzinmotor zugunsten dieselbetriebener Fahrzeuge um über 6% zurück. BERU konnte im Berichtsjahr jedoch neue Kunden im Erstausrüstergeschäft gewinnen und den Lieferanteil bei französischen Herstellern vergrößern. Gleichzeitig hat der Konzern das Ersatzteilgeschäft international ausgeweitet.

Umsatz nach Vertriebsbereichen

für 2004/05 in Prozent[1]



6,2 (7,0) Allgemeine Industrie
64,2 (61,2) Erstausrüstung
29,6 (31,8) Handel

[1] Vorjahreswerte in Klammern

Geschäftsfeld Elektronik und Sensorik

Das jüngste Geschäftsfeld Elektronik und Sensorik erzielte eine Umsatzsteigerung von 4,3% auf 90,1 (86,4) Mio Euro. Das schwache Wachstum ist auf die Umsatzentwicklung bei direkt messenden Reifendruckkontrollsystemen zurückzuführen. Die Erlöse mit Tire Safety Systems (TSS) lagen bei 22,2 (30,8) Mio Euro und damit 27,9% unter Vorjahresniveau. Rückläufige Ausstattungsquoten und Auftragsverschiebungen, die aus der unsicheren Rechtslage in den USA resultierten, waren wesentliche Gründe. Die amerikanische Verkehrssicherheitsbehörde NHTSA (National Highway Transportation Safety Agency) hat erst im April 2005 Rechtssicherheit zur geplanten Einführung von Reifendruckkontrollsystemen im amerikanischen Automobilmarkt geschaffen. Reifendruckkontrollsysteme werden für 20% aller in den USA zugelassenen Pkw und für leichte Nutzfahrzeuge bis zu einem Gesamtgewicht von 4,5 Tonnen ab September 2005 Pflicht. Wir gehen davon aus, dass vorliegende Kundenaufträge gemäß dem nun feststehenden Ausrüstungsszenario für den US-Markt abgerufen werden. In diesem Zusammenhang kommt der Zusammenarbeit mit Lear im nordamerikanischen Markt hinsichtlich der Entwicklung, der Produktion und des Vertriebs von Reifendruckkontrollsystemen eine wichtige Bedeutung zu. Der zweite wichtige Umsatzträger dieses Geschäftsfeldes sind Innenraumzuheizsysteme. Umsätze mit dieser Produktgruppe stiegen um 76,9% auf 20,7 (11,7) Mio Euro.

Segmente Erstausrüstung und Handel

Der Umsatz in der Erstausrüstung verzeichnete mit 247,7 (216,9) Mio Euro ein Wachstum von 14,2%. BERU Glühkerzen und das ISS-Schnellstartsystem werden mittlerweile an Autoproduzenten in drei Kontinenten vermarktet. In den USA haben wir DMAX, das Joint Venture von GM und Isuzu, beliefert. Bei den europäischen Herstellern setzt neben BMW und der Volkswagen-Gruppe auch DaimlerChrysler das ISS-System ein. Zudem ist es BERU gelungen, seine Lieferanteile bei französischen Herstellern auszubauen und sich als größter Lieferant für Glühkerzen bei Renault zu positionieren. BERU belieferte im abgelaufenen Geschäftsjahr neben der Volkswagen-Gruppe auch Ford sowie japanische und koreanische Hersteller mit Zuheizsystemen. Der Konzern erwartet im laufenden Geschäftsjahr aufgrund der Auftragslage weitere Umsatzausweitungen.

Während der Umsatz in der Allgemeinen Industrie mit 24,1 (24,9) Mio Euro leicht rückläufig war, legte der Handelsumsatz des Konzerns mit 114,0 (112,7) Mio Euro zu. Damit wurden rund 30% des Konzernumsatzes im Handel erwirtschaftet. Im Handelsgeschäft der Hersteller lagen Absatzrückgänge mit Glühkerzen vor allem am verspäteten Wintereinbruch. Eine zweite Lagerbevorratung blieb aufgrund des milden Klimas zum Ende des Kalenderjahres aus. Verstärkt wurde dieser Effekt durch ein sehr vorsichtiges Dispositionsverhalten der Kunden. Erst zum Ende des vierten Quartals und im April 2005 konnte wieder eine moderate Belebung der Glühkerzenverkäufe im Handelsgeschäft der Hersteller verzeichnet werden.

Das Handelsgeschäft im Heimatmarkt Deutschland war mit einem Plus von rund 11% wesentlicher Wachstumsträger. Dieser Anstieg ist auf die Neukundengewinnung und den Ausbau bestehender Kundenverhältnisse durch Sortimentserweiterungen zurückzuführen. Innerhalb der großen Märkte der EU 25 entwickelte sich das Handelsgeschäft in den für uns wichtigsten Märkten Frankreich, Italien, Spanien und Großbritannien erwartungsgemäß. Aufgrund des nachhaltig starken Euro konnten die Umsätze in den Nicht-EU-Ländern in 2004/05 nur knapp unter Vorjahresniveau realisiert werden. In Nordamerika verzeichnete BERU dennoch leichte Zuwächse.

Umsatz nach Regionen

für 2004/05 in Prozent[1]


10,2 (7,7)
Nordamerika
7,9 (7,9)
Asien
2,4 (2,1)
Rest der Welt
30,9 (35,3)
Deutschland
48,6 (47,0)
Restl. Europa

[1] Vorjahreswerte in Klammern

Internationales Umsatzwachstum

Der Umsatz des Konzerns stieg im wichtigsten Absatzmarkt Europa (außerhalb Deutschlands) um 12,5% auf 187,4 (166,6) Mio Euro. In Deutschland musste aufgrund der schwachen Automobilnachfrage ein leicht rückläufiges Wachstum von 4,8% auf 119,0 (125,0) Mio Euro verbucht werden. Dem gegenüber standen Umsatzsteigerungen von 44,9% auf 39,4 (27,2) Mio Euro in Nordamerika. In Asien legte der Umsatz um 9,3% auf 30,6 (28,0) Mio Euro zu. In den restlichen internationalen Märkten wuchs der Umsatz um 22,1% auf 9,4 (7,7) Mio Euro.

Personalaufwandsquote

Insgesamt beschäftigte der BERU Konzern weltweit zum Bilanzstichtag 2.664 (2.694) Mitarbeiter. Davon waren 1.413 (1.470) bzw. 53% im Inland beschäftigt. Während die Mitarbeiterzahl im Inland um 3,9% leicht rückläufig war, wuchs die Zahl der Mitarbeiter im Ausland um 2,2% auf 1.251 (1.224) Mitarbeiter. Der Personalaufwand stieg im Berichtszeitraum um 12,2% auf 115,1 (102,6) Mio Euro, vor allem aufgrund der Personalkosten der französischen Tochtergesellschaften, die erstmals auf Jahresbasis konsolidiert wurden. Während im Vorjahr, bedingt durch die im August 2003 erfolgte Akquisition von BERU Eyquem, Kosten von 10,7 Mio Euro für den Zeitraum von acht Monaten verbucht wurden, lag der Personalaufwand im Berichtsjahr bei 17,3 Mio Euro. Darüber hinaus trugen Abfindungsleistungen, die im Zusammenhang mit personellen Änderungen im Management stehen, sowie Sonderaufwendungen zu den Mehraufwendungen bei. Die Personalaufwandsquote bezogen auf den Umsatz lag bei 29,8% (28,9%).

Sonstige betriebliche Aufwendungen

Die sonstigen betrieblichen Aufwendungen für Betrieb, Verwaltung und Vertrieb erhöhten sich um 8,1 Mio Euro auf 65,1 (57,0) Mio Euro. Dieser Anstieg resultiert größtenteils aus den erforderlichen Umstrukturierungen bei den französischen Tochtergesellschaften. Die sonstigen betrieblichen Aufwendungen von BERU Eyquem lagen auf Jahresbasis bei 13,7 (7,9) Mio Euro. Darüber hinaus kamen im Berichtsjahr höhere Verwaltungsaufwendungen, die im Zusammenhang mit Beratungsleistungen im Rahmen des Due-Diligence-Prozesses und im Vorfeld des BorgWarner Übernahmeangebots stehen, zum Tragen. Der Vorstand hat für das Geschäftsjahr 2004/05 einen Bericht über die Beziehungen zu verbundenen Unternehmen aufgestellt und sichergestellt, dass die Gesellschaft bei den im Bericht aufgeführten Rechtsgeschäften und sonstigen Maßnahmen eine angemessene Gegenleistung bzw. gegebenenfalls einen Ausgleich erhalten hat.

Materialaufwandsquote

Im Geschäftsjahr 2004/05 lag der Materialaufwand bei 139,5 Mio Euro. Die Materialaufwandsquote sank um 0,5 Prozentpunkte auf 36,2% aufgrund von Veränderungen im Absatzmix. Gleichzeitig haben langfristige Abschlüsse und Einkaufskonditionen bei Lieferanten dazu beigetragen, den Preiserhöhungen bei Rohstoffen erfolgreich entgegenzuwirken. Bezogen auf die Konzernleistung (Umsatz zuzüglich Bestandsveränderungen und aktivierter Eigenleistungen) ergibt sich eine Quote von 35,8% (35,9%). Die Rohertragsmarge lag damit nahezu unverändert bei 64,2% (64,1%).

Sachinvestitionen und Abschreibungen
in Mio Euro


40
35
30
25
20
15
10
5
35,6
27,0
36,8
27,1
03/04
04/05
Investitionen in Sachanlagen
Abschreibungen

Investitionen

Im Berichtszeitraum stiegen die Gesamtinvestitionen des BERU Konzerns um rund 16% auf 49,4 (42,6) Mio Euro. Der Konzern investierte 36,8 (35,6) Mio Euro in Sachanlagen. Investitionen in immaterielle Vermögensgegenstände beliefen sich auf 11,3 (8,1) Mio Euro. Darin ist eine Aktivierung von Entwicklungsleistungen in Höhe von 8,8 (6,6) Mio Euro enthalten. Es handelt sich dabei um Entwicklungsprojekte, die dem Konzern in Zukunft einen messbaren finanziellen Nutzen erbringen werden. In Finanzanlagen wurden im abgelaufenen Geschäftsjahr 0,9 (1,5) Mio Euro investiert.

Am Standort Chazelles sur Lyon, Frankreich, investierte BERU 7,7 Mio Euro in den Aufbau neuer Produktionseinrichtungen für Zündkerzen und den Ausbau sowie die Modernisierung der Produktionskapazität. An den Standorten Ludwigsburg, Deutschland, und Tralee, Irland, lag der Schwerpunkt darauf, die Kapazitäten für Glühkerzen auszuweiten. In Ludwigsburg wurde in eine neue Glühkerzenproduktionslinie investiert. Am Standort Muggendorf, Deutschland, investierte BERU in die Zündspulenproduktion. Am Elektronikstandort Bretten, Deutschland, wurde sowohl in eine weitere automatische Montagelinie für ISS-Systeme investiert als auch eine neue Fertigungsanlage für PTC-Zuheizsysteme eingerichtet. Darüber hinaus investierte der Konzern in den Ausbau von EDV-Systemen und neue Software, die Produktionsprozesse und Verwaltung unterstützen.

Die Ausgaben für Forschung und Entwicklung des BERU Konzerns lagen auch im vergangenen Geschäftsjahr über dem Branchendurchschnitt. BERU gab für die Forschung und Entwicklung 30,1 (27,6) Mio Euro aus, 2,5 Mio Euro mehr als im Vorjahr. Der Anteil am Konzernumsatz lag ebenso wie im Vorjahr bei 7,8%.

Die Abschreibungsquote des Konzerns war mit 7,0% (7,6%) im Verhältnis zum Umsatz leicht rückläufig. Dies ist vor allem darin begründet, dass bereits im Vorjahr, bei Umstellung der Rechnungslegung auf IFRS, Abschreibungen auf die Geschäfts- oder Firmenwerte erfolgten und die durchgeführten Impairment Tests im Berichtsjahr zu keinen weiteren Abschreibungen führten.

Finanzlage

BERU war auch in diesem Geschäftsjahr in der Lage, die getätigten Investitionen vollständig aus dem erwirtschafteten Cashflow zu finanzieren. Der Cashflow des Konzerns (Periodenüberschuss zuzüglich Abschreibungen und Veränderung langfristiger Rückstellungen) sank aufgrund des niedrigen Periodenergebnisses um 20,6% auf 51,0 (63,2) Mio Euro. Der operative Free Cashflow (Periodenüberschuss zuzüglich Abschreibungen plus Veränderung der langfristigen Rückstellungen abzüglich der Investitionen, vor Des-/investments) betrug sowohl aufgrund des niedrigeren Periodenergebnisses als auch der gegenüber dem Vorjahr höheren Investitionen 10,8 (24,7) Mio Euro.

EBIT

Das Ergebnis vor Zinsen und Steuern (EBIT) belief sich im abgelaufenen Geschäftsjahr auf 50,5 (53,4) Mio Euro. Damit lag die EBIT-Marge bei 13,1% (15,1%). Bereinigt um einmalige, außerordentliche Aufwendungen, die sich auf 5,0 Mio Euro beliefen, lag das operative Ergebnis vor Zinsen und Steuern mit 55,5 Mio Euro 3,9% über dem Vorjahreswert von 53,4 Mio Euro. Dies entspricht einer operativen Marge von 14,4%. Das Ergebnis vor Steuern, Zinsen und Abschreibungen (EBITDA) ist aufgrund der ergebnisbelastenden Sondereinflüsse leicht rückläufig und liegt bei 77,6 (80,5) Mio Euro.

Konzernumsatz und Ergebnis der gewöhnlichen Geschäftstätigkeit
in Mio Euro


450
400
350
300
250
200
150
100
50
46,0
56,5
49,1
304,5
354,5
385,8
02/03
03/04
04/05
Konzernumsatz
Ergebnis der gewöhnlichen Geschäftstätigkeit

Ergebnis je Aktie
in Euro


4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
3,59
2,35
03/04
04/05

Ergebnis der gewöhnlichen Geschäftstätigkeit

Das Beteiligungs- und Finanzergebnis war mit −1,4 Mio Euro negativ. Einen maßgeblichen Einfluss hierauf hatten Zinsaufwendungen in Höhe von ca. 3 Mio Euro für Steuernachzahlungen, die mit den Ergebnissen der Steueraußenprüfung für den Zeitraum 1997/1998 bis 2001/02 in Zusammenhang stehen. Weiterhin wurde das Zinsergebnis durch Aufwendungen für einen Verlustausgleich einer nicht konsolidierten Tochtergesellschaft in Höhe von 0,6 Mio Euro belastet. Das Ergebnis der gewöhnlichen Geschäftstätigkeit belief sich auf 49,1 (56,5) Mio Euro. Bereinigt um einmalige außerordentliche Aufwendungen in Höhe von 5,0 Mio Euro lag das Ergebnis der gewöhnlichen Geschäftstätigkeit bei 54,1 Mio Euro. Die Umsatzrendite vor Steuern lag bei 12,7 % (15,9 %). Bereinigt um die einmaligen außerordentlichen Effekte betrug die Umsatzrendite vor Steuern 14,0 %.

Steuern

Die Gesamtsteuerquote des Konzerns erreichte 51,7 % (35,9 %). Die hohe Steuerquote des abgelaufenen Geschäftsjahres ist auf die in Zusammenhang mit der steuerlichen Außenprüfung für den Zeitraum 1997/98 bis 2001/02 stehenden Steuernachzahlungen für diesen Zeitraum und die Folgejahre 2002/03 bis 2004/05 zurückzuführen. Insgesamt führte die steuerliche Außenprüfung im Geschäftsjahr zu einer Mehrbelastung von ca. 7 Mio Euro. Weiterhin wird die Gesamtsteuerquote durch die in Frankreich erhobene und ertragsunabhängige Taxe Professionelle belastet. Es kommt hinzu, dass die neu erworbenen französischen Gesellschaften im Geschäftsjahr 2004/05 erstmals auf Jahresbasis einbezogen wurden, während im Vorjahr nur Steuern für den 8-Monatszeitraum zum Tragen kamen. Die um die Steuernachzahlung bereinigte Ertragsteuerquote lag bei 34,8 % (36,7 %).

Konzerngewinn und Ergebnis je Aktie

Der Konzerngewinn belief sich auf 23,5 Mio Euro nach 35,9 Mio Euro im Vorjahr. Das Ergebnis pro Aktie lag bei 2,35 (3,59) Euro.

Bilanzstruktur

Der BERU Konzern verfügt über eine solide Bilanzstruktur. Mit einer Eigenkapitalquote von 68,0 % (68,5 %) gehört BERU zu den substanzstarken Unternehmen der Metall verarbeitenden Industrie. Unter Einbeziehung der Minderheitenanteile lag die Eigenkapitalquote des BERU Konzerns bei 68,6 % (68,9 %).

Die Bilanzsumme wuchs im Geschäftsjahr 2004/05 im Vergleich zum Vorjahr um 6,2 % auf 436,6 (411,0) Mio Euro. Das Sachanlagevermögen erhöhte sich um 14,1 Mio Euro auf 142,4 (128,3) Mio Euro aufgrund der getätigten Investitionen in Produktionsanlagen. Der Anstieg der immateriellen Vermögenswerte um 7,3 Mio Euro auf 34,7 (27,4) Mio Euro resultiert größtenteils aus aktivierten Entwicklungsprojekten. Das Anlagevermögen stieg im Berichtszeitraum auf 185,3 (162,1) Mio Euro.

Das Umlaufvermögen blieb mit 243,5 (242,8) Mio Euro nahezu auf Vorjahresniveau. Der im Branchenvergleich höhere Bestand an Vorräten ist für BERU mit seiner starken Ausrichtung auf das Ersatzteilgeschäft unverzichtbar. Für den Erfolg im Handelsgeschäft ist es entscheidend, die Kunden zeitnah mit einem großen Sortiment und hoher Lieferquote bedienen zu können. Die Vorräte erhöhten sich auf 60,7 (55,6) Mio Euro, die Forderungen aus Lieferungen und Leistungen stiegen auf 75,8 (73,7) Mio Euro. Dies steht im Einklang mit dem Geschäftsverlauf.

Bilanzstruktur des BERU Konzerns – Aktiva
in Prozent


39,4
59,1
1,5
42,4
55,8
1,8
2003/04
2004/05

☐ Anlagevermögen
☐ Umlaufvermögen
☐ Latente Steuern

Bilanzstruktur des BERU Konzerns – Passiva
in Prozent


68,5
0,4
12,0
15,4
3,7
68,0
0,6
15,2
12,6
3,6
2003/04
2004/05

☐ Eigenkapital
☐ Anteile anderer Gesellschaften
☐ Rückstellungen
Verbindlichkeiten
☐ Passive latente Steuern

Auf der Passivseite nahm das Eigenkapital um 5,5% auf 297,0 (281,6) Mio Euro zu. Der Jahresüberschuss von 23,5 Mio Euro erhöhte das Eigenkapital, die Auszahlung der Dividende für das Geschäftsjahr 2003/04 verminderte das Eigenkapital um 11,0 Mio. Euro. Die Konzernbilanz weist zum Stichtag Gewinnrücklagen in Höhe von 174,4 (146,3) Mio Euro aus. Die Eigenkapitalrentabilität ging aufgrund des gegenüber Vorjahr niedrigeren Jahresüberschusses auf 8,1% (13,4%) zurück.

Der Bilanzausweis der Rückstellungen erhöhte sich auf 66,3 (49,1) Mio Euro. Im Wesentlichen ist der Anstieg auf eine Rückstellung zur Begleichung der Steuernachzahlungen von ca. 10 Mio Euro in Zusammenhang mit der steuerlichen Außenprüfung zurückzuführen. Die weitere Erhöhung der Rückstellung ist hauptsächlich auf einen Rückstellungsaufbau bei der BERU AG, Ludwigsburg, in Zusammenhang mit Verlusten aus schwebenden Geschäften in Höhe von 1,5 Mio Euro begründet.

BERU ist faktisch schuldenfrei. Der Konzern reduzierte Verbindlichkeiten gegenüber Kreditinstituten um 4,3 Mio Euro auf 22,5 (26,8) Mio Euro, die vorhandene Liquidität (Wertpapiere des Umlaufvermögens zuzüglich der flüssigen Mittel) belief sich auf 100,6 (105,0) Mio Euro. Das Nettofinanzvermögen lag wertmäßig mit 78,1 (78,2) Mio Euro fast auf Vorjahresniveau. Das Gearing Ratio (Finanzschulden abzüglich der Wertpapiere des Umlaufvermögens und der liquiden Mittel in Relation zum Eigenkapital) lag zum Geschäftsjahresende bei 41,4% (46,8%). Das weitere Wachstums- und Wertsteigerungspotenzial der BERU Gruppe ist vor dem Hintergrund der soliden Vermögens-, Finanz- und Ertragslage gut abgesichert.

Auftragseingang

Aufgrund von Neuanläufen und der gestiegenen Dieselnachfrage hat BERU eine gute Auftragslage. Die Auftragseingänge verzeichnen ein Plus von 8,5% auf 406,3 (374,6) Mio Euro. Der Auftragsbestand verzeichnet einen Zuwachs von 12,4% und lag zum Stichtag 31. März 2005 bei 186,8 (166,2) Mio Euro.

Nachtragsbericht

Nach dem Ende des Geschäftsjahres 2004/05 sind bis zum 22. Juni 2005 (Datum der Feststellung des Jahresabschlusses und Freigabe zur Veröffentlichung) keine Ereignisse eingetreten, die eine besondere Bedeutung für die Ertrags-, Finanz- und Vermögenslage des Konzerns haben.

Umsatz nach Geschäftsfeldern

Umsatzentwicklung Geschäftsfeld Dieselkaltstarttechnologie
in Mio Euro


200
175
150
125
100
75
50
162,6
181,8
03/04
04/05

Dieselkaltstarttechnologie

Im Kerngeschäftsfeld der Dieselkaltstarttechnologie konnte BERU im abgelaufenen Geschäftsjahr seinen Umsatz um erfreuliche 11,8% auf 181,8 (162,6) Mio Euro steigern. Dabei stieg das Pkw-Erstausrüstungsgeschäft um 14,2%.

BERU ist es gelungen, sein Umsatzvolumen mit Glühkerzen für die Erstausrüstung deutlich unter anderem bei französischen Automobilherstellern auszuweiten und weitere Marktanteile hinzuzugewinnen. Das Unternehmen konnte sich dabei erfolgreich gegenüber internationalen Wettbewerbern durchsetzen und seine Marktführung behaupten.

Auch der Absatz mit den Instant Start Systems (ISS) entwickelte sich positiv. Hier beliefert das Unternehmen im dritten Jahr nach der Serieneinführung dieser Innovation bereits alle deutschen und weitere amerikanische und japanische Hersteller. Aufgrund der guten Nachfragesituation haben wir die Fertigungskapazität der BERU Electronics GmbH in Bretten durch eine zeitlich befristete Flexibilisierung der Arbeitszeiten ausgeweitet, um diese Absatzsteigerung bewältigen zu können. Ab März 2005 wird das Unternehmen das Joint Venture von GM und Isuzu, DMAX, bereits mit der zweiten Generation von ISS-Steuergeräten beliefern. Neuanläufe für Mercedes-Benz-Dieselmotoren tragen neben weiteren Serienausstattungen für europäische und asiatische Hersteller zur Sicherung eines nachhaltig hohen zweistelligen Wachstums bei. Insgesamt soll das Geschäft mit Schnellstartsystemen auch im laufenden Geschäftsjahr deutlich ausgeweitet werden.

Die Umsatzsteigerung bei Dieselkaltstartanlagen wurde durch die zunehmende Verbreitung von Dieselmotoren in Westeuropa begünstigt. In 2004 stiegen die Neuzulassungen für Pkw mit Dieselmotor auf einen Anteil von 48,4% (43,7%). Das entspricht einem Absatz von rund 7 Mio Fahrzeugen. Auch in den Vereinigten Staaten, wo die Dieseldurchdringung traditionell noch sehr klein ist, wurde bei Neuzulassungen von Pkw und leichten Nutzfahrzeugen der Dieselanteil von 2,3% auf 3,4% ausgeweitet. Dies entspricht rund 470.000 Fahrzeugen. Der rasante Anstieg der Kraftstoffpreise, attraktive Dieselmodelle und eine neue Motorengeneration begünstigten den Dieseltrend.

Umsatzentwicklung Geschäftsfeld Zündungstechnik
in Mio Euro


130
120
110
100
90
80
70
60
105,5
113,9
03/04
04/05

Zündungstechnik für Benzinmotoren

Das Geschäftsfeld Zündungstechnik für Benzinmotoren weist in einem schwierigen Umfeld Umsatzausweitungen in Höhe von 8,0% auf 113,9 (105,5) Mio Euro aus. Wesentlichen Anteil am Umsatzanstieg hat BERU Eyquem in Frankreich. BERU ist es im abgelaufenen Geschäftsjahr gelungen, neue Kunden im Erstausrüstergeschäft zu gewinnen und den Lieferanteil bei französischen Herstellern zu vergrößern. In der Automobilerstausrüstung ist das Unternehmen mit Produkten der Zündungstechnik bedeutender Lieferant westeuropäischer Hersteller. BERU erhielt von einem europäischen Herstellerkonsortium, das gemeinsam einen 1,5-l-Motor entwickelt, einen Zündkerzen-Auftrag für eine neue Motorenplattform. Der Serienstart ist für Mitte 2006 geplant.

Unsere Umsatzausweitungen im europäischen Handelsgeschäft entsprachen den Erwartungen, während das Umsatzergebnis im außereuropäischen Handelsgeschäft vom schwachen Dollar belastet wurde. Der Umsatz mit Zündspulen legte im abgelaufenen Geschäftsjahr, trotz niedrigerer Produktionszahlen für Benzinmotoren in Westeuropa, leicht zu. BERU erwartet durch Neukunden und Anteilszugewinne bei einem französischen Hersteller im nächsten Geschäftsjahr eine weitere Absatzbelebung. Die positive Umsatzentwicklung mit Zündspulen, Zündverbindungsmitteln und -teilen entsprach der Planung. Zündverbindungsmittel und -teile haben das Ende ihrer Lebenszyklen in der Erstausrüstung erreicht und wurden überwiegend im Industriehandel vertrieben. Anteilsgewinne wurden durch die Erschließung neuer Märkte, Programmausweitungen und die Aufnahme in das Handelsprogramm von Eyquem realisiert.

Umsatzentwicklung Geschäftsfeld Elektronik und Sensorik
in Mio Euro


100
90
80
70
60
50
40
30
20
10
86,4
90,1
03/04
04/05

Elektronik und Sensorik

Bei unserem jüngsten Geschäftsfeld Elektronik und Sensorik zeichneten sich unterschiedliche Entwicklungen im Produktumsatz ab. Während das gesamte Geschäftsfeld um 4,3% auf 90,1 (86,4) Mio Euro wuchs, legte der Absatz mit Positive-Temperature-Coefficient(PTC)-Zuheizsystemen überproportional zu. Der Umsatzbeitrag dieser Produktgruppe stieg um erfreuliche 76,9% auf 20,7 (11,7) Mio Euro. BERU belieferte im abgelaufenen Geschäftsjahr neben der Volkswagen-Gruppe auch Ford sowie japanische und koreanische Hersteller mit PTC-Zuheizsystemen. Der Konzern erwartet im nächsten Geschäftsjahr aufgrund der Auftragslage weitere Umsatzausweitungen.

Führende deutsche und asiatische Automobilhersteller haben sich im abgelaufenen Geschäftsjahr auch für die Hochtemperatursensoren von BERU entschieden. Ab Ende 2005 rechnen wir mit einer deutlichen Erhöhung der Stückzahlen. Mittelfristig erwartet BERU, dass alle Dieselmotoren, die mit einem Dieselpartikelfilter ausgestattet sind, zur Überwachung Hochtemperatursensoren benötigen. Im Jahr 2004 lag die Zahl der Dieselneuzulassungen in Westeuropa bei 7 Mio Pkw. In den nächsten drei Jahren wird ein Wachstum auf rund 9 Mio Einheiten erwartet.

Allerdings blieben die Umsätze mit dem Tire Safety System (TSS), unserem direkt messenden Reifendruckkontrollsystem, unter unseren Erwartungen. Der Umsatz lag mit 22,2 (30,8) Mio Euro deutlich unter Vorjahresniveau. BERU belieferte zwar im abgelaufenen Geschäftsjahr die deutschen Automobilhersteller BMW, DaimlerChrysler, Porsche und die Volkswagen-Gruppe mit dem TSS als optionaler Zusatzausstattung, doch der erwartete Umsatzzuwachs aus den USA blieb aus. Nachdem die amerikanische Verkehrssicherheitsbehörde NHTSA (National Highway Transportation Safety Agency) im April 2005 Rechtssicherheit zur geplanten Einführung von Reifendruckkontrollsystemen im amerikanischen Automobilmarkt geschaffen hat, gehen wir davon aus, dass vorliegende Kundenaufträge gemäß dem nun feststehenden Ausrüstungsszenario für den US-Markt abgerufen werden. Wir erwarten allerdings aufgrund des langsameren Einführungsszenarios signifikante Umsatzsteigerungen erst im Geschäftsjahr 2006. Ab September 2005 sieht die amerikanische Verkehrssicherheitsbehörde eine Ausstattungsquote von 20% anstatt der ursprünglich geplanten 50% vor. Im Folgejahr müssen ab September 2006 nun 70% der amerikanischen Neuzulassungen über ein Reifendruckkontrollsystem verfügen. Ab September 2007 ist dies für alle Fahrzeuge bis zu einem Gesamtgewicht von 4,5 Tonnen Pflicht. Bedingt durch diese Entwicklung in den USA bei Pkw und sogenannten Light Trucks planen auch die amerikanischen Hersteller von schweren Nutzfahrzeugen und Bussen die Einführung von Reifendruckkontrollsystemen. Das Unternehmen wurde in diesem Segment von mehreren amerikanischen Nutzfahrzeugherstellern mit der Systemintegration des für den Mercedes-Benz Actros entwickelten TSS beauftragt.



Das neue Logistikzentrum trägt zu einer überdurchschnittlich hohen Lieferquote bei.

Wachstum im Handelsgeschäft

Im Handelsgeschäft erreichte BERU im vergangenen Geschäftsjahr 114,0 Mio Euro nach 112,7 Mio Euro im Vorjahr. Damit werden erneut rund 30% des Konzernumsatzes im Handel erwirtschaftet.

In 2004/05 wuchs das Handelsgeschäft in unserem Heimmarkt Deutschland mit mehr als 11% deutlich. Dieser Anstieg ist zum einen auf Neukundengewinnung und zum anderen auf den Ausbau bestehender Kundenbeziehungen durch Sortimenterweiterung zurückzuführen. Innerhalb der großen Märkte der EU 25 entwickelte sich das Handelsgeschäft ebenfalls erwartungsgemäß positiv. Zu den für uns wichtigsten Märkten zählen hier Frankreich, Italien, Spanien, Benelux und Großbritannien. Aufgrund des nachhaltig starken Euro konnten die Umsätze in den Nicht-EU-Ländern im Berichtsjahr das Vorjahresniveau nicht erreichen. In Nordamerika verzeichnete BERU hingegen leichte Zuwächse.


BERU

In 2004 war BERU unter anderem auf der Mondial de l'Automobile in Paris vertreten.

Im Bereich Zündungstechnik, der fast zwei Drittel unseres Handelsumsatzes ausmacht, profitiert BERU in seinem zweitwichtigsten Markt Frankreich zunehmend von der Markteinführung der traditionsreichen Zündkerzenmarke Eyquem im Handel. Auch in anderen Ländern, in denen die Marke Eyquem gut positioniert ist, wird BERU die Möglichkeit nutzen, seine Produkte unter diesem Label international zu vermarkten.

Fast 90% der Handelsumsätze erzielt BERU in Europa. Ziel ist es, das anhaltende Wachstum aus den vergangenen Jahren weiter fortzuführen und das Handelsgeschäft in den Überseemärkten weiter auszubauen. Mit einer Lieferquote von 97,7%, die BERU im vergangenen Geschäftsjahr in Deutschland erreichte, liegt das Unternehmen deutlich über dem Branchenschnitt. Das neue Logistikzentrum am Standort Ludwigsburg trägt wesentlich zum besseren Service bei.

Hohe Qualität, Service, Zuverlässigkeit und Leistung bilden den Kern der Marke. Sie sorgen für ein kontinuierliches Wachstum im Handelsgeschäft. Das Unternehmen BERU arbeitet stetig daran, seine hohe Markenbekanntheit zu festigen und weiter auszubauen sowie die innovativen BERU Produkte international zu vermarkten. Im vergangenen Geschäftsjahr war BERU auf zahlreichen internationalen Messen wie der Automechanika in Frankfurt am Main, Auto China in Beijing oder dem Mondial de l'Automobile in Paris präsent. Aber auch regionale Messen des Handels nutzt BERU, um die Marke und das breite Produktsortiment zu vermarkten. Der direkte Kontakt zu Werkstätten und Handel ist uns wichtig. So führte BERU im vergangenen Jahr wieder Promotionstouren in mehreren europäischen Märkten durch. Hier präsentierten wir unseren Kunden das Zündkerzenprogramm Ultra-X. Außerdem engagierte sich BERU in 2004/05 als Sponsor für Sportveranstaltungen wie die BERU TOP 10-Deutsche Tourenwagen Meisterschaft (DTM) und die Eisspeedway- Weltmeisterschaft.

Bericht zu den Tochtergesellschaften



Zündkerzenwerk BERU TdA SAS im französischen Chazelles sur Lyon

Eine in Summe positive Entwicklung zeigten die Tochtergesellschaften der BERU AG. Im Wesentlichen konnten die Tochtergesellschaften das Vorjahresniveau in Umsatz und Ergebnis halten bzw. leicht ausbauen.

BERU Eyquem steigert Umsatz

Die Einzelgesellschaften des in 2003/04 erworbenen französischen Teilkonzerns BERU Eyquem (ohne BERU SAS), die BERU TdA SAS, die BERU Eyquem SAS und Eyquem SNC, hatten mit einem konsolidierten Umsatz von insgesamt 46,9 (25,4) Mio Euro einen großen Anteil an der Umsatzsteigerung des Konzerns im Segment Zündungstechnik. Dies ist primär darauf zurückzuführen, dass in diesem Jahr erstmals ein ganzes Jahr ausgewiesen wurde, während im Vorjahr akquisitionsbedingt nur acht Monate verbucht wurden. Hinzu kommt, dass BERU Eyquem SAS das französische Handelsgeschäft, das ab Januar 2004 von BERU SAS übernommen wurde, nunmehr auf Jahresbasis einbezieht, während sich im Vorjahr nur das 4. Quartal auswirkte. Obwohl die Umsatzentwicklung des französischen Teilkonzerns (ohne BERU SAS) hinter den Erwartungen zurückblieb, konnten BERU TdA SAS und BERU Eyquem SAS ein positives operatives Ergebnis erwirtschaften, das allerdings durch die in Frankreich erhobene ergebnisunabhängige Steuer Taxe Professionelle belastet wird. Schwerpunkt der getätigten Investitionen in Höhe von 7,7 Mio Euro bei der BERU TdA SAS am Standort Chazelles sur Lyon waren die Modernisierung und die Errichtung neuer Produktionsanlagen. Besonders hervorzuheben ist dabei, dass die Produktionsprozesse auf die neue kompakte 12-Millimeter-Zündkerzentechnologie abgestimmt wurden und BERU die Möglichkeit eröffnen, sich als Premium-Anbieter im Zündkerzensektor zu positionieren.

BERU SAS

BERU SAS mit Sitz in La Ferté-Macé gehört rechtlich als Tochter von BERU Eyquem SAS zum französischen Teilkonzern, wird aber als Hersteller von Zündleitungen separat geführt und betrachtet. Der Umsatz dieser Tochtergesellschaft hat sich aufgrund der Übertragung des französischen Handelsgeschäftes an BERU Eyquem SAS auf 9,4 Mio Euro reduziert. Ihr Ergebnisbeitrag war positiv und bewegte sich im Rahmen der Erwartungen.

BERU Hungaria wird 100%ige Tochter

Die BERU AG hat mit Wirkung zum 26. Juli 2004 die noch in Händen Dritter befindlichen 24,9% der Anteile an der REMIX Group Electronics Rt., Tiszakécske, Ungarn, übernommen, so dass die BERU AG jetzt 100% der Anteile an der ungarischen Gesellschaft hält. Die Tochtergesellschaft wurde im Zuge dieser Übernahme in BERU Hungaria Rt. umbenannt. Die BERU AG hatte bereits im Mai 2001 die Mehrheit an der REMIX Group erworben und fertigt dort Komponenten für die Industrieelektronik und Sensoren. Bei einer leicht rückläufigen Entwicklung der konzerninternen Umsätze konnte die BERU Hungaria dennoch einen positiven Ergebnisbeitrag zum Konzernergebnis liefern.

BERU F1 mit positivem Ergebnis

Der Formel-1-Zulieferer BERU F1 Systems Ltd., UK, hat im abgelaufenen Geschäftsjahr trotz rückläufiger Umsatzerlöse von 5,4 (5,9) Mio Euro ein positives EBIT erzielt. Die in den Vorjahren umgesetzten Restrukturierungsmaßnahmen, die auch eine Anpassung des Personalstands beinhalteten, sowie die Einführung des TSS in verschiedenen Rennsportserien haben sich im Geschäftsjahr 2004/05 positiv ausgewirkt.

Südkoreanische Töchter steigern Umsatz

Bei der Tochtergesellschaft BERU Automotive Co. Ltd., Shihung-City, wurde eine Umsatzsteigerung von 16,4% auf 7,8 (6,7) Mio Euro im Glühkerzengeschäft erzielt. Die Tochtergesellschaft BERU Korea Co. Ltd., Chungju-City, die sich neben der Produktion von Zündspulen auf die Produktion von Pumpen und Behältern für Waschanlagen spezialisiert hat, realisierte ein Umsatzplus von 15,6% auf 14,8 (12,8) Mio Euro. Höhere Umsatzerlöse mit den koreanischen Fahrzeug- und Systemherstellern in der Erstausrüstung trugen bei beiden Töchtern wesentlich zu dieser Entwicklung bei. Das operative Ergebnis der koreanischen Tochtergesellschaften verbesserte sich ebenfalls leicht gegenüber dem Vorjahr.

Leichter Umsatzrückgang in Mexiko

Bei der mexikanischen Tochtergesellschaft BERU S.A. de C.V., Civac-Jiutepec, Morelos, die sich im Wesentlichen auf die Produktion von Zündkabeln für Benzinmotoren im NAFTA-Raum spezialisiert hat, war der Umsatz mit Erstausrüstern weitgehend konstant. Allerdings führte der schwache Peso dazu, dass die Umsätze auf Eurobasis 6,1% unter denen des Vorjahres lagen und 6,2 (6,6) Mio Euro erreichten. Trotz leicht reduzierter operativer Marge war das EBIT weiterhin positiv.

Italienische und iberische Tochtergesellschaften wachsen zufrieden stellend

Die italienische Tochtergesellschaft B 80 S.r.l., Biassono, die sich auf die Produktion von Glühkerzen für das Handelsgeschäft mit Herstellern sowie den Second-Brand- und Private-Label-Handel fokussiert, konnte aufgrund der Übernahme der Fertigung von Glühkerzen für Eyquem ihren Umsatz im abgelaufenen Geschäftsjahr um 3,4% steigern und erhöhte damit die konzerninternen Umsätze um 32%. Dadurch belief sich der Ausweis der Umsatzerlöse auf 6,1 (5,9) Mio Euro. Bei der italienischen Tochtergesellschaft BERU Italia, die sich ausschließlich auf das italienische Handelsgeschäft konzentriert, stiegen die Umsätze auf 6,3 (6,2) Mio Euro. Beide Tochtergesellschaften erwirtschafteten im abgelaufenen Geschäftsjahr ein positives operatives Ergebnis. Die spanische Tochter BERU Microelectrónica S.A., die komplexe elektronische Bauteile und Hybridschaltungen entwickelt und fertigt, steigerte ihren Umsatz geringfügig auf 5,9 (5,8) Mio Euro und erreichte wiederum eine gute operative Marge.

BERU Electronics GmbH rechnet mit künftiger Umsatzbelebung

Die BERU Electronics GmbH in Bretten erzielte im abgelaufenen Geschäftsjahr einen Umsatzzuwachs von insgesamt 35,2%, der auf konzerninternen Umsätzen beruht. An diesem Standort findet die Entwicklung und Produktion der elektronischen Komponenten für PTC-Zuheizsysteme, ISS-Dieselkaltstarttechnik und der elektronischen Reifendruckkontrollsysteme TSS statt. Während sich die erzielten Umsatzerlöse mit ISS- und PTC-Produkten überplanmäßig entwickelten, lag der Absatz mit Reifendruckkontrollsystemen unter unseren Erwartungen. Rückläufige Ausstattungsquoten und Auftragsverschiebungen, die aus der unsicheren Rechtslage in den USA resultierten, waren wesentliche Gründe. Dort werden Reifendruckkontrollsysteme für 20% der Pkw- und Light Trucks-Neuzulassungen ab September 2005 Pflicht.

Die irische Betriebsstätte der BERU Electronics GmbH in Tralee hatte wesentlichen Anteil an dieser Umsatzsteigerung. Dabei erzielte die Betriebsstätte einen Umsatz von 36,2 (30,7) Mio Euro, der jedoch vor allem auf konzerninternen Umsätzen beruht. BERU hat im Berichtszeitraum dort eine weitere Glühkerzenmontagelinie in Betrieb genommen und damit seine Produktionskapazität vor Ort erheblich erweitert. Vom Standort Irland aus, der von einer niedrigen Steuerquote profitiert, beliefert die BERU Gruppe den nordamerikanischen Raum, aber auch einige europäische Hersteller mit Glühkerzen. Das operative Ergebnis wurde durch einen Anstieg der Abschreibungen, die in der Erweiterung der Produktionskapazitäten begründet sind, sowie steigende Materialaufwendungen belastet und konnte sich dadurch nicht proportional zu den Umsatzsteigerungen entwickeln.

Assoziierte Unternehmen und Beteiligungen

Bei den assoziierten Unternehmen und Beteiligungen des Konzerns zeichnete sich im abgelaufenen Geschäftsjahr eine planmäßige Entwicklung ab. Das Joint Venture IMPCO-BERU Technologies B.V., mit Sitz in Delfgauw, Niederlande, an dem BERU eine Beteiligung von 49% hält, hat nach einem angleichungsbedingt verlängerten Geschäftsjahr von 20 Monaten im Vorjahr in 2004 wieder ein normales 12-monatiges Geschäftsjahr vorgelegt. Der Spezialist für alternative Antriebsformen und Ausrüstungen für Gasmotoren konnte seine Umsätze im Monatsdurchschnitt auf Vorjahresniveau halten und dabei gleichzeitig sein Ergebnis steigern.

Effizienz und Flexibilität in der Produktion



Produktionsanlage für Glühkerzen am Standort Ludwigsburg

Unsere strategische Produktausrichtung trägt den Trends Diesel, Sicherheit und Komfort Rechnung. BERU fokussiert sich dabei auf die Wachstumsmärkte Dieselkaltstarttechnik, Sicherheitstechnik und Zuheizsysteme. Wir konzentrieren uns innerhalb der Geschäftsfelder auf Produkte und Produktthemen, die das Potenzial haben, mittelfristig unseren operativen Zielen im Hinblick auf Ertragskraft gerecht zu werden.

Im Berichtszeitraum investierte der Konzern 36,8 (35,6) Mio Euro in Sachanlagen. In dem Zündkerzenwerk BERU TdA im französischen Chazelles sur Lyon hat BERU in eine qualitativ hochwertige und wirtschaftliche Produktion investiert. Inzwischen sind die drei Produktionsbereiche des Werkes – Metallfertigung, Keramikfertigung und Endmontage – auf dem neuesten Stand der Technik.

Bei diesen Investitionen in das Werk Chazelles lag die Priorität auch auf der qualitativen Verbesserung der Prozesse, das heißt auf der Beschaffung neuer prozesssicherer Maschinen und Anlagen. Parallel hierzu wird in Chazelles an einer neuen 12-Millimeter-Zündkerze gearbeitet, die im kommenden Geschäftsjahr zur Serienreife gebracht werden soll.

Investitionen am Standort Deutschland

BERU hat seine Kapazitäten am deutschen Produktionsstandort Ludwigsburg vor allem auf die modernen 4-Millimeter-Glühkerzen sowie spezielle Modelle für das BERU Dieselschnellstartsystem ISS (Instant Start System) angepasst und erweitert. In Tralee, Irland, lag der Schwerpunkt darauf, die Kapazitäten für 5- und 6-Millimeter-Glühkerzen auszuweiten.

So können in Ludwigsburg auf hochmodernen Produktionslinien rund 200 Glühkerzenvarianten wirtschaftlich produziert werden. BERU investierte im Berichtsjahr in eine neue, flexible Produktionslinie an diesem Standort. Die in Ludwigsburg vorhandene Produktionslinie für 5- und 6-Millimeter-Glühkerzen wurde nach Tralee verlagert. BERU Electronics besitzt damit zwei moderne, flexible Anlagen am Standort Irland.

Im abgelaufenen Geschäftsjahr hat BERU am Elektronikstandort Bretten, Deutschland, eine weitere automatische ISS-Montagelinie und eine neue Fertigungsanlage für PTC-Zuheizsysteme eingerichtet. In Muggendorf baute BERU zudem seine Zündspulenproduktion aus.

Hohes Qualitätsniveau verbessert

Der Konzern will im laufenden Geschäftsjahr auch seinen Forschungs- und Entwicklungsstandort Ludwigsburg ausbauen. Das Test- und Prüfzentrum des Konzerns soll um einen Erweiterungsbau mit rund eintausend Quadratmeter Nutzfläche ergänzt werden. Neben Qualitätsmanagement und -prüfung werden in dem neuen Gebäude auch Teile der Glühkerzenentwicklung für Dieselmotoren Platz finden. Erweitert werden zudem die Erzeugnisprüfung und der Qualitätsbereich. BERU trägt mit dieser Investitionsentscheidung den Wünschen seiner Kunden Rechnung, für die



Test- und Prüfzentrum der BERU AG in Ludwigsburg

das Unternehmen in immer höherem Maße Forschungs- und Entwicklungsleistungen übernimmt. Der Baubeginn ist für Juli 2005 vorgesehen. Ende März 2006 soll das neue Gebäude fertig gestellt sein. BERU will im laufenden und im kommenden Geschäftsjahr fast 5 Mio Euro in den Ausbau investieren.

Ausschöpfung von Synergiepotenzialen

Der Konzern beabsichtigt im Rahmen des bestehenden Produktionsverbundes und der Produktionseinrichtungen vorhandene Synergiepotenziale zu realisieren und Strukturen anzupassen. Schwerpunkte unserer Investitionen im laufenden Geschäftsjahr werden im Bereich der Dieselkaltstarttechnologie und im Ausbau der Produktionseinrichtungen für das Reifendruckkontrollsystem wie auch für die Sensorik liegen.

Wir werden unsere Produktionseinrichtungen weiterhin modernisieren und ausbauen und planen auch im laufenden Geschäftsjahr über 50% der gesamten Investitionen am Standort Deutschland. Unser Augenmerk liegt darauf, Schlüsseltechnologien und Kernkompetenzen sinnvoll auszubauen, aber auch dort anzupassen, wo sie kostengünstiger extern beschafft werden können. Produktionsverlagerungen an Standorte innerhalb unseres Produktionsverbundes mit niedrigeren Lohnkosten- bzw. Herstellkostenstrukturen stellen eine Option dar, die wir regelmäßig überprüfen werden.

Kostenkontrolle im Visier

Mit Blick auf die Ertragsentwicklung rechnen wir damit, dass die Materialquote bezogen auf den Umsatz leicht zunehmen wird. Das liegt vor allem an dem künftig höheren Elektronikanteil der neuen Produkte. Die aktuelle Preisentwicklung bei den Rohstoffen wird zusätzlich dazu führen, dass das Einkaufspreisniveau leicht über dem Vorjahr liegen könnte.

Mit einer konsequenten Einkaufspolitik, die einerseits langfristige Lieferbeziehungen mit unseren Partnern honoriert, andererseits das Aufbauen neuer internationaler Bezugsquellen beinhaltet, werden wir versuchen, diesem Trend erfolgreich zu begegnen. Dazu gehört es auch, durch Re-Engineering des Produkt- und Komponentendesigns die Beschaffungskosten zu senken.

Der Tarifabschluss in der Metall- und Elektroindustrie führt für das Geschäftsjahr zu einer Erhöhung der Löhne und Gehälter von 2,2%, darin enthalten ist die Strukturkomponente des Entgeltrahmenabkommens ERA von 0,7%. Einer Erhöhung der Personalaufwandsquote wollen wir jedoch auch in diesem Jahr entgegenwirken. Entsprechende Maßnahmen sind definiert worden. Seitens des Vorstands sind erneut Zielsetzungen verabschiedet und Maßnahmen ergriffen worden, im laufenden Geschäftsjahr Einsparungen bei den Personal- und Sachkosten umzusetzen.

Bericht zu Forschung und Entwicklung

Entwicklung für die Autos von morgen

Die Marke BERU steht im Automobilsektor für innovative Produktlösungen und hohe Qualitätsstandards bei Zündung, Dieselkaltstart sowie Elektronik und Sensorik. Trends frühzeitig zu erkennen, leistungsstarke Produkte gemeinsam mit unseren Kunden zu entwickeln und kosteneffizient zu produzieren – das sind unsere Stärken. Hohe Investitionen in Forschung und Entwicklung sichern unseren nachhaltigen Unternehmenserfolg und unsere Marktführung. So hat das Unternehmen im Geschäftsjahr erneut mit 7,8% vom Umsatz im Wettbewerbsvergleich überdurchschnittlich in die Entwicklung neuer Produkte investiert.



Produktion des ISS-Schnellstartsystems – leistungsstarke Elektronik auf kleinstem Raum

Schneller Start, geringere Emission

Im Mittelpunkt der permanenten Weiterentwicklung neuer Dieselmotoren und Brennverfahren steht neben dem niedrigen Verbrauch die Abgasreduzierung. Neue europäische und US-amerikanische Gesetze verlangen eine massive Verringerung der Emissionen. Dazu leistet BERU vor allem mit seiner Dieselkaltstarttechnologie einen wichtigen Beitrag.

Mit dem Dieselschnellstartsystem ISS (Instant Start System) sorgt BERU dafür, dass der Motor auch bei niedrigsten Temperaturen emissionsarm und sofort anspringt. BERU liefert diese innovative Technologie bereits serienmäßig aus. Der Dieselboom in Europa sowie der sich abzeichnende Marktzuwachs in USA und Asien, eröffnet für das ISS-System nachhaltiges Absatzpotenzial. So beliefert BERU heute alle großen deutschen Automobilhersteller mit diesem System sowie Hersteller in den USA und in Asien.

In den USA wird im Sommer 2005 bereits das ISS-System der zweiten Generation in dieselbetriebenen Light Trucks des Herstellers DMAX, eines Joint Ventures von General Motors (GM) und Isuzu, zum Einsatz kommen. Dieses System zeichnet sich dadurch aus, dass neben der Ansteuerung der Schnellstartglühkerzen ein zusätzlicher Heizflansch angesteuert wird, der Weißrauch- und Rußbildung weiter verringert. Zudem kann es sehr effizient bei der Regeneration von Partikelfiltern eingesetzt werden.

Intelligente Drucksensorglühkerze

Neue Abgasgesetze in Europa (Euro V) und in den USA (Tier 2/LEV II) werden die zulässigen Abgasemissionen von Dieselmotoren weiter reduzieren. Die Grenzwerte der für den Dieselmotor relevanten Emissionen NO_x und Partikel liegen dabei zukünftig bis zu 90% unter dem derzeitigen Niveau und damit schon nahe an der Nachweisbarkeitsgrenze. Diese Emissionsstandards lassen sich allein mit konventionellen Lösungen nicht mehr erreichen.



Auf dem Weg zum „grünen Diesel“ mit der intelligenten Glühkerze PSG

Mit modernen Partikelfiltersystemen erscheint die notwendige Partikelreduzierung erreichbar. Um die NO_X-Ziele darzustellen, reichen die heutigen bekannten Nachbehandlungsmaßnahmen alleine nicht aus. Hier muss zusätzlich die Rohemission des Motors deutlich verbessert werden. Deshalb wird intensiv an alternativen Brennverfahren geforscht, die sich durch sehr niedrige NO_X-Emissionen auszeichnen. Mit der Kombination beider Technologien scheinen die geforderten Emissionsgrenzwerte erreichbar, möglicherweise kann sogar auf eine NO_X-Nachbehandlung verzichtet werden, was erhebliche Kostenvorteile bieten würde.

Vor diesem Hintergrund wird die Entwicklung alternativer Verbrennungsverfahren bei allen unseren Kunden mit Nachdruck betrieben. Die notwendige sehr hohe Genauigkeit von Einspritzmenge, Einspritzzeitpunkt und Abgasrückführungsraten bei alternativen Verbrennungsverfahren macht dabei eine ständige Überwachung des Verbrennungsvorgangs erforderlich. Als Sensor bietet sich hier die Glühkerze mit ihrer Position im Brennraum in idealer Weise an. Ein Teil des Entwicklungsprojektteams bei BERU befasst sich daher mit Glühkerzen mit integrierter Sensorfunktion.

In diesem Zusammenhang haben die BERU Entwickler einen piezoresistiven Drucksensor in die Kerze integriert. Wichtiger Erfolgsfaktor ist angesichts der extrem hohen Temperaturen, Vibrationen und Druckverhältnisse im Zylinderkopf der mechanische Aufbau der Glühkerze. Der Heizstab ist nicht wie bisher üblich im Glühkerzenkörper verpresst, sondern als bewegliches Teil elastisch gelagert und überträgt den Druck auf eine Membran im hinteren Bereich der Glühkerze. Dadurch befindet sich der eigentliche Drucksensor fernab vom Brennraum in einem Bereich mit deutlich günstigeren Umgebungsbedingungen. Die thermische Belastung der Abdichtung bleibt beherrschbar, da ein Heizstab des BERU Schnellstartsystems ISS verwendet wird, der nur an der Spitze glüht.

Die intelligente Drucksensorglühkerze PSG (Pressure Sensor Glow Plug) wird bereits bei mehreren europäischen Fahrzeugherstellern erprobt. In den neuesten Dieselmotoren beginnt der Serieneinsatz voraussichtlich 2006. BERU wird somit mit seiner Technologie dazu beitragen, dass durchzugsstarke Dieselmotoren und der Fahrspaß mit den rationalen Forderungen nach Wirtschaftlichkeit und Umweltverträglichkeit bestens in Einklang stehen.

Mehr Leistung, Reduktion von Emission

Moderne Dieselmotoren arbeiten zukünftig mit stark reduziertem Kompressionsverhältnis, was beim betriebswarmen Motor zur weiteren Reduzierung der Emission von Abgasen beiträgt. Während des Kaltstarts und in der Warmlaufphase werden durch die geringere Kompressionsendtemperatur die Zündfähigkeit des Gemisches und der Verbrennungsablauf verschlechtert, was sich negativ auf Emission und Laufruhe des Motors auswirkt. Beides zu verbessern, ist ein Kernbetätigungsfeld in der Entwicklung von Dieselkaltstartanlagen. Hier arbeitet BERU an einem elektronisch geregelten Hochleistungsheizflansch, der direkt in den Ansaugtrakt des Dieselmotors montiert wird und in der kritischen Warmlaufphase die Ansaugluft erwärmt. Gesteuert wird dieser elektronisch geregelte Hochleistungsheizflansch über die Motorsteuerung oder direkt über das BERU ISS.

BERU Dieselkaltstartsysteme unterstützen somit den kompletten Verbrennungszyklus moderner Dieselmotoren: Elektrisch geregelte Schnellstartglühkerzen initiieren den optimalen Motorstart, Hochleistungsheizflansche reduzieren die Emission von Abgasen während der Warmlaufphase sowie des gesamten Motorbetriebs und die neue BERU Drucksensorglühkerze überwacht die Verbrennungsqualität.

Platzsparende, leistungsstarke Zündungstechnik

Der Trend zu kleineren, leistungsfähigeren Ottomotoren, teilweise mit Turboaufladung, erfordert kleinere Zündkerzen bei gleichzeitig höheren Lebensdaueranforderungen. BERU errichtete dazu in Chazelles sur Lyon die Fertigungsvoraussetzungen für die Produktion von 12-Millimeter-Zündkerzen. Diese Kerzen sind im Durchmesser um zwei Millimeter kleiner als die heutigen Standardzündkerzen. Die Minimierung stellt erhöhte Anforderungen an die elektrische Festigkeit der Zündkerzenkeramik. Dazu wurde eine neuartige Keramik mit erhöhter dielektrischer Festigkeit entwickelt. Die slim-line M12-Zündkerze wird zukünftig verstärkt in modernen direkteinspritzenden Benzinmotoren zum Einsatz kommen.

Auch die Entwicklung moderner Zündspulen folgt den Anforderungen der neuen innovativen Motoren nach platzsparenden Kerzenschachtzündspulen mit erhöhter Leistung. Wir erwarten daher eine erhöhte Nachfrage nach Zündspulen. Die Integration der Leistungsendstufe und zuverlässiger Eigendiagnose führt dazu, dass zunehmend Elektronik zum Einsatz kommt.

Ausbau der Elektronik und Sensorik

BERU setzt mit seinem jüngsten Geschäftsfeld Elektronik und Sensorik auf den steigenden Elektronikanteil in Fahrzeugen und den Trend zu mehr Komfort und Sicherheit. Im Bereich der Automobilsensorik stellt BERU eine Vielzahl von Temperatur-, Druck-, Drehzahl- und Positionssensoren für Anwendungen im Motor, im Getriebe oder im Abgasstrang her. Die Entwicklung konzentriert sich auf hochspezialisierte Sensoren mit integrierter elektrischer Signalverarbeitung. Ein Beispiel dafür ist der RME-Sensor (Rapsölmethylester-Sensor) zur Messung des Biodieselanteils im Kraftstoff. Zur Überwachung der Funktion speziell beschichteter Kühler in Pkw, die ozonreduzierend wirken und in den USA zum Einsatz kommen, haben wir einen PremAir-Sensor entwickelt, der bei zwei deutschen Herstellern ab dem nächsten Geschäftsjahr zum Einsatz kommt.

Der BERU Hochtemperatursensor für Temperaturen bis 1.000 °C ist bereits erfolgreich in Serie gegangen. Der Sensor wird in Abgasrückführsystemen und zur Überwachung von Dieselpartikelfiltern und $DeNO_X$-Katalysatoren eingesetzt. Mit der zunehmenden Verbreitung von Dieselpartikelfiltern in modernen Dieselfahrzeugen eröffnet sich BERU ein weiteres Wachstumsfeld. Jeder Dieselpartikelfilter benötigt zur Überwachung mindestens einen Hochtemperatursensor. Manche Herstellerkonzepte sehen sogar drei Sensoren vor. Wir rechnen damit, dass BERU auch in diesem Produktbereich eine ähnlich hohe Marktdurchdringung erreichen wird wie bei seinen Dieselkaltstartsystemen.



Bei BERU-Eichenauer entstehen auf modernsten Fertigungsstraßen PTC-Zuheizer.

Mehr Komfort durch neue Systeme

Die Nachfrage nach Pkw mit innovativen Dieselmotoren oder direkteinspritzenden Benzinmotoren steigt. Beide Motorenkonzepte haben allerdings einen Nachteil: ihr Wirkungsgrad ist so hoch, dass die Abwärme teilweise nicht ausreicht, um im Fahrzeuginnenraum für angenehme Temperaturen zu sorgen. Dieses thermische Defizit gleicht BERU mit dem elektronisch geregelten PTC-Zuheizsystem aus. PTC steht für Positive-Temperature-Coefficient und bezeichnet die selbstregelnden Eigenschaften der von BERU verwendeten Keramik-Heizregister. Mit BERU PTC-Zuheizsystemen wurden im Berichtszeitraum bereits deutsche, japanische und koreanische Automobilhersteller wie die Volkswagen-Gruppe, Ford, Mazda, Hyundai, Kia beliefert. Das Unternehmen erwartet eine steigende Nachfrage und sieht sich durch erste Aufträge des amerikanischen Herstellers Ford in dieser Einschätzung bestätigt.

Innovative Reifendruckkontrollsysteme

Das weiterentwickelte, direkt messende Reifendruckkontrollsystem TSS (Tire Safety System) zeichnet sich durch eine höhere Integration der elektronischen Ausführung der Radsensoren aus, die nun neben dem Druck- und Temperatursensor auch über einen Beschleunigungssensor auf einem Chip verfügen. Er ermöglicht geschwindigkeitsabhängige Messungen, was die Lebensdauer der Batterie des TSS auf bis zu zehn Jahre verlängert.

BERU bietet künftig das direkt messende Reifendruckkontrollsystem in zwei Systemausführungen an: die Komfortausführung mit automatischer Radpositionserkennung und die TSS-Basisausführung. Im Gegensatz zur Basisausführung ist bei der Komfortausführung nach einem Reifenwechsel das manuelle Programmieren der neuen Radpositionen bzw. der neuen Radsensoren nicht mehr nötig. Wir gehen davon aus, dass die Basisversion eine weitere Verbreitung des TSS auch in kleineren Fahrzeugmodellen möglich machen wird.

BERU arbeitet bereits an der dritten Generation des TSS. Ingenieuren ist es gelungen, die Zahl der Teile für ein komfortables, funktionssicheres Reifendruckkontrollsystem weiter zu reduzieren und damit die Systemkosten zu senken. Das neue System besteht aus Kompaktsteuergerät mit integrierter Antenne sowie vier Radelektroniken. Sensor, Sender und Batterie sind darin zu einer Einheit verbaut. Damit folgt BERU konsequent dem Trend, den Systempreis weiter zu senken und Einbauräume für das TSS zu optimieren. TSS bietet Raderkennung und -zuordnung. Die technische Besonderheit dabei ist, dass die Positionszuordnung durch Auswertung der jeweiligen Drehrichtungssignale erfolgt, die von den einzelnen Radelektroniken stammen und per Funkdaten übermittelt werden. Zudem wird die Bewegungsrichtung des Fahrzeugs in Kombination mit der achsspezifischen Separierung der Radelektroniken ausgewertet.

Risikobericht

Identifizierung und Steuerung von Chancen und Risiken

Risikomanagement ist die gezielte Sicherung bestehender und künftiger Erfolgspotenziale. Das Risikomanagement der BERU AG basiert auf einem systematischen, den gesamten Konzern umfassenden Prozess der Risikoerkennung, -bewertung und -steuerung. Durch den kontrollierten Umgang mit Risiken wird die Vermögens-, Finanz- und Ertragslage des Konzerns gesichert und das Konzernmanagement in die Lage versetzt, ungünstige Entwicklungen frühzeitig, das heißt vor Eintritt eines Schadens, zu erkennen. Dadurch können gegebenenfalls rasch gegensteuernde Maßnahmen ergriffen werden.

Effiziente Organisation des Risikomanagements

Das Risikomanagementsystem des Konzerns ist integraler Bestandteil der Unternehmensführung. Es umfasst alle wesentlichen Planungs-, Steuerungs- und Berichtsprozesse des Konzerns. Anhand eines einheitlichen Berichtssystems überwacht und analysiert das Konzern-Controlling die Vermögens-, Finanz- und Ertragslage der Konzerngesellschaften. Zusätzlich berichten die verantwortlichen Führungskräfte regelmäßig nach einem unternehmensweit gültigen Risikokatalog. Diese Ergebnisse werden mit Eintrittswahrscheinlichkeiten gewichtet, in einem detaillierten Risikobericht zusammengefasst und an Vorstand und Aufsichtsrat berichtet. Die daraus resultierenden Maßnahmen werden hinsichtlich ihrer Effizienz bewertet und im Vorstand verabschiedet.

Die für das Risikomanagementsystem verantwortliche Abteilung überprüft regelmäßig den Umfang der Risiken und die Ordnungsmäßigkeit der Geschäftsabläufe. Zudem stellt das System sicher, dass die internen Kontrollsysteme funktionieren, und bewertet die Gesamtrisikolage. Das Management erhält auf diesem Weg entscheidungsrelevante Informationen zur Steuerung und Optimierung der einzelnen Unternehmensbereiche. So kann es auf sich abzeichnende Gefährdungen der Unternehmensposition durch die Marktlage, neue gesetzliche Rahmenbedingungen oder Technologiewechsel reagieren.

Gesamtwirtschaftliche Risiken

Als weltweit agierender Konzern unterliegt BERU den konjunkturellen Trends der internationalen Märkte und deren jeweiligen, zum Teil stark unterschiedlichen Rahmenbedingungen. Weltpolitische Spannungen können die labile konjunkturelle Lage weiter verschlechtern und damit auch unsere zukünftige Geschäftsentwicklung negativ beeinflussen.

Grund zur Sorge bereitet der starke Anstieg der Rohölpreise und die damit einhergehende Verteuerung der Kraftstoffpreise. Obgleich hieraus eine negative Entwicklung auf den Gesamt-Pkw-Absatz zu erwarten ist, könnten höhere Benzinpreise den Anteil von Dieselfahrzeugen fördern. Davon würde das Unternehmen aufgrund seiner Positionierung in diesem Bereich entsprechend profitieren.

Branchenrisiken

Die weltweit anhaltende schwache gesamtwirtschaftliche Entwicklung wirkt sich spürbar auf die Automobilbranche aus. Mit dem überwiegenden Teil der Produkte ist BERU als Automobilzulieferer direkt abhängig von der Geschäftsentwicklung der Fahrzeughersteller. Abhängigkeiten bestehen zudem von strukturellen Trends wie dem Anteil von Dieselfahrzeugen an den Neuauslieferungen und dem Ausstattungsgrad mit Sicherheitssystemen wie der Reifendruckkontrolle. Diesen Risiken wirkt das Unternehmen mit einem konsequenten Kostenmanagement entgegen. Punktuelle Nachfrageschwankungen können in erster Linie bei einigen Produktionsstandorten im Ausland zu vorübergehenden Auslastungsproblemen führen, die im Bedarfsfall durch geeignete Maßnahmen abgefedert werden.

Als Weltmarktführer im Produktbereich Dieselkaltstarttechnologie kann die regelmäßig aufkommende politische Diskussion über die Dieselbesteuerung und die gesetzliche Verankerung des Einbaus von Dieselpartikelfiltern für BERU schädlich sein. Dies gilt insbesondere für den Fall, dass die derzeitige politische Diskussion in Deutschland über die steuerliche Förderung des Einbaus von Dieselpartikelfiltern bzw. die Sanktionierung herkömmlicher Dieselaggregate seitens des Gesetzgebers nicht kurzfristig zu einem schnellen Ende gebracht wird und zu einer anhaltenden Verunsicherung der Verbraucher führt. Dies könnte einen Aufschub von geplanten Anschaffungen mit entsprechend negativen Auswirkungen auf Neuzulassungen von Dieselfahrzeugen in Deutschland haben. In der Vergangenheit haben derartige Sachverhalte keine negativen Einflüsse auf die Geschäftsentwicklung des Unternehmens gehabt.

Im Bereich der Zündkerzen ist BERU mit weltweiten Überkapazitäten der wichtigen Wettbewerber konfrontiert, der sich auch die in einem Erneuerungsprozess befindliche Fertigung am französischen Standort Chazelles nicht entziehen kann. Hieraus resultieren Risiken in Bezug auf die Auslastung und die am Markt erzielbaren Margen.

Produktrisiken

Sofern es dem Unternehmen nicht gelingt, seine Innovationsführerschaft zu behaupten, besteht das Risiko, dass von BERU gefertigte Produkte teilweise durch neue Technologien ersetzt werden. BERU unternimmt daher alle Anstrengungen, Technologieführer zu bleiben und die Entwicklungstendenzen und Anforderungen der Kunden rechtzeitig zu erkennen. Mit hohen Forschungs- und Entwicklungsaufwendungen, neuen Produktkonzepten und einem engen Kontakt zum Kunden versucht BERU Trendsetter zu sein. Weitere Risiken liegen in der fortwährend wachsenden Bedeutung elektronischer Systeme und Bauteile in den angestammten BERU Produktsparten, die technologisch und fertigungstechnisch anspruchsvoller sind als die herkömmlichen Produkte. Eines dieser elektronischen Bauteile ist im Bereich Dieselkaltstart das Schnellstartsystem ISS.

Ergebnisrisiken

BERU erbringt weiterhin hohe Vorleistungen für die Entwicklung neuer Produkte. Auch im vergangenen Jahr lag der Anteil der Aufwendungen für Forschung und Entwicklung mit 7,8% des Konzernumsatzes deutlich über dem Branchendurchschnitt. Wir erwarten, dass sich die Produktneuentwicklungen der vergangenen Jahre in den kommenden Jahren durch weiter steigende Produktionszahlen positiv auf die Umsatz- und Ertragslage auswirken. Sollten sich hierbei Störungen oder Verzögerungen ergeben, müsste dem durch Kostensenkungen entgegengewirkt werden.

Der neu erworbene Produktionsstandort für Zündkerzen in Frankreich dient dem Ziel, die Produktkompetenz durch eine eigene Fertigungsbasis zu stärken. Hierzu sind in den nächsten Jahren hohe Investitionen vorgesehen. Nun geht es darum, die festgelegten Ziele durch die technologische Aufrüstung des Werkes in Chazelles sur Lyon sowie die Integration der Vertriebs- und Verwaltungsfunktionen schnell zu erreichen. Den hieraus resultierenden Chancen am Markt stehen kurzfristig Risiken aus dem Beteiligungserwerb und aus der marktbedingt schwankenden Auslastungssituation gegenüber, denen aufgrund der oben dargestellten Zielsetzungen nur bedingt durch Anpassungen auf der Kostenseite begegnet werden kann.

Die steuerlichen Risiken und Mehraufwendungen aus einer Betriebsprüfung für die Veranlagungsjahre 1997/98 bis 2001/02 sind in angemessenem Umfang im Jahresabschluss durch entsprechende Rückstellungen abgedeckt. Aus den zugrunde liegenden Sachverhalten ist es möglich, dass in Zukunft mit einem leicht höheren Gewerbe- und Körperschaftsteueraufwand bei der BERU AG zu rechnen ist.

Preisänderungsrisiken

In der gesamten Branche besteht kundenseitig ein erheblicher Druck auf die Verkaufspreise, dem sich BERU nur bedingt entziehen kann. Die vereinbarten und vorhersehbaren Preisnachlässe und Boni werden daher jeweils laufend in die Unternehmensplanung eingearbeitet. Für Lieferverpflichtungen aus unrentablen Aufträgen werden in angemessenem Umfang Drohverlustrückstellungen gebildet.

Auf der Beschaffungsseite sind seit dem vergangenen Jahr aufgrund der Nachfrage aus Asien starke Preissteigerungen für Stahl, Nickel und Metall-Legierungen zu verzeichnen. Mit intensiven Bemühungen der zuständigen Einkaufsabteilungen wird versucht, den Preisanstieg insgesamt weitgehend kostenneutral zu verarbeiten.

Vermögensrisiken

Risiken, die aus Investitionen und Akquisitionen resultieren könnten, werden mit externer Unterstützung sorgfältig geprüft und bewertet. Gegen nicht vorherzusehende Schäden besteht ein weitgehender Versicherungsschutz. Dazu gehört auch eine entsprechende Produkthaftpflichtdeckung. Übliche operative Risiken sind durch entsprechende Gewährleistungsrückstellungen abgedeckt.

Die wesentlichen Vermögensrisiken bei der Muttergesellschaft liegen in den Beteiligungsansätzen gegenüber einzelnen Tochtergesellschaften und den eingeräumten Darlehen. Diese werden regelmäßig im Rahmen eines Werthaltigkeitstestes (Impairment Test) überprüft und gegebenenfalls wertberichtigt. Daneben wurde eine Bürgschaft zu Gunsten der BERU F1 Systems Ltd., UK, in Höhe von 5,9 Mio Euro gegenüber deren Hausbank gegeben, die am Stichtag in Höhe von 5,2 Mio Euro valutiert.

Betriebliche Risiken

Um die hohen Qualitätsansprüche seiner Kunden zu erfüllen, verfolgt BERU eine anspruchsvolle Qualitätsstrategie, die den konzernweiten Einsatz adäquater Qualitätsmanagementsysteme und die von den Kunden geforderten Zertifizierungsnormen beinhaltet. Trotz dieser hohen Standards ließen sich in der Vergangenheit vereinzelte Kundenreklamationen und Gewährleistungsansprüche nicht vermeiden. Tendenziell besteht diesbezüglich bei elektronischen Produkten ein erhöhtes Risiko. Es wird durch intensive Zusammenarbeit und eine offene Kommunikation auf technischer Ebene über alle Stufen der Prozesskette vom Kunden bis zum Lieferanten minimiert. Für bestehende Risiken wurden im Jahresabschluss in angemessener Weise Rückstellungen gebildet.

Auf der Beschaffungsseite lässt es sich nicht vermeiden, dass wir uns für bestimmte Rohstoffe und Komponenten in eine partielle Abhängigkeit von einzelnen Lieferanten begeben. Den damit einhergehenden Preis- und Versorgungsrisiken begegnen wir durch intensive Bemühungen zum Aufbau von Beziehungen mit Zweitlieferanten.

Rechtliche Risiken

Der Konzern ist derzeit nicht in Gerichts- oder Schiedsverfahren verwickelt, die einen erheblichen Einfluss auf die wirtschaftliche Situation des Unternehmens haben. Wie jedes Unternehmen ist auch BERU mit Gewährleistungsansprüchen konfrontiert. Zur Absicherung der Risiken aus derartigen Ansprüchen wurden im Jahresabschluss ausreichende Rückstellungen gebildet.

Liquiditäts- und Ausfallrisiken

Der Liquiditätsbedarf der BERU AG und ihrer Tochtergesellschaften wird im Rahmen des Budgetierungsprozesses durch eine Cashflow-Planung festgelegt. Die unterjährige Liquiditätsentwicklung wird ständig überwacht.

Die saisonal zyklische Geschäftsentwicklung im Aftermarket führt zu einem Bestandsaufbau in den ersten beiden Quartalen des Geschäftsjahres, der Liquidität bindet, um die verstärkten Kundenabrufe im dritten Quartal und im vierten Quartal innerhalb der vom Kunden geforderten Lieferfristen bedienen zu können.

Die eingeräumten Zahlungsziele variieren je nach Beschaffenheit der Märkte und bewegen sich im Rahmen der branchenüblichen Konditionen. Exzessive Zahlungsziele werden i.d.R. nicht gewährt. Der Zahlungseingang wird laufend durch das Rechnungswesen überwacht und in enger Abstimmung mit den zuständigen Vertriebsabteilungen koordiniert.

Forderungsausfälle lassen sich in Einzelfällen nicht vermeiden, sind aber vor dem Hintergrund der breiten Kundenbasis von untergeordneter Bedeutung. Entsprechendes gilt für den daraus resultierenden Wegfall der Umsätze mit den betroffenen Kunden.

Dies ist auch vor dem Hintergrund der insgesamt zufrieden stellenden Liquiditäts- und Ertragslage der BERU AG zu sehen. Demzufolge sind die hieraus resultierenden Risiken vergleichsweise gering.

Zinsrisiken

Aufgrund der gesunden Finanzstruktur des Unternehmens sind die zinstragenden Verbindlichkeiten und die daraus resultierenden Zinsänderungsrisiken vergleichsweise gering. Die Darlehensverbindlichkeiten der Muttergesellschaft zum Bilanzstichtag beliefen sich auf 16,8 Mio Euro. Diese sind etwa zur Hälfte mit variablen Zinssätzen in Abhängigkeit von europäischen Geldmarkt-Leitzinssätzen ausgestattet. Zur Absicherung dieser Zinsrisiken wurde ein Zinsswap mit einem Cap bei 6% abgeschlossen, der jeweils den Umfang der variabel verzinsten Darlehen abdeckt. Das Risiko bis zum Erreichen des Caps trägt das Unternehmen.

Die englische Tochtergesellschaft BERU F1 Systems hat eine Roll-over-Kreditlinie in Höhe von 4,0 Mio GBP (ca. 5,9 Mio Euro), die ebenfalls variabel verzinst wird und für die die BERU AG bürgt. Diese Kreditlinie hat keine Zinssicherung.

Auf der Anlageseite wird ein erheblicher Teil der liquiden Mittel in Anleihen auf Euro-Basis angelegt. Dem damit verbundenen Zins- und Bonitätsrisiko wird durch laufende Überprüfung der Anlagestruktur hinsichtlich Bonität, Restlaufzeit und Zinssensitivität Rechnung getragen.

Währungsrisiken und Sicherungsgeschäfte

Die Währungsrisiken werden vom zentralen Rechnungswesen der BERU AG gesteuert. Sämtliche Sicherungsgeschäfte werden durch den Leiter des Rechnungswesens genehmigt und überwacht. Hierdurch wird sichergestellt, dass im Konzern eine einheitliche Strategie umgesetzt wird und dass die einzelnen Maßnahmen aus Sicht des Konzerns wirksam sind.

Im abgelaufenen Geschäftsjahr haben wir ca. 3% auf US-Dollar-Basis fakturiert. Generell wird versucht, Preisgleitklauseln in Abhängigkeit von der US-Dollar/Euro-Parität mit dem Kunden zu vereinbaren, um einen Teil des Währungsrisikos abzuwälzen. Darüber hinaus hat die BERU AG einen Teil ihrer US-Dollar-Umsätze durch Terminverkäufe zu festgelegten Kursen abgesichert. Die Kurssicherung umfasst etwa ein Jahr. Darüber hinaus gibt es im Konzern weitere Verkäufe auf US-Dollar-Basis, für die derzeit noch keine Kurssicherungen abgeschlossen wurden. Diese Umsätze bewegen sich im Bereich von unter 2% des Konzernumsatzes. In geringem Umfang werden gelegentlich Einkäufe in US-Dollar durch Termingeschäfte abgesichert. Sämtliche Sicherungsgeschäfte im Konzern bedürfen der Zustimmung durch das Finanzwesen der BERU AG.

Einsatz von weiteren derivativen Produkten

Die BERU AG legt einen Teil ihrer Liquidität in Aktienanleihen auf der Basis europäischer Blue Chips an. Hierbei wird auf eine erstklassige Bonität der Emissionsbank geachtet. Der Basispreis (Strike) liegt jeweils erheblich unter dem aktuellen Aktienkurs. Sollte der aktuelle Aktienkurs bei Fälligkeit der Anleihe unter dem Strike liegen, erhält BERU Aktien des betreffenden Unternehmens und unterliegt dem Kursrisiko der betreffenden Aktie. Am Bilanzstichtag befanden sich keine Aktienanleihen im Depotbestand der BERU AG.

Gesamtrisiko

Die Gesamtrisikolage des Konzerns stellt sich vor dem Hintergrund der guten Finanz- und Ertragslage vergleichsweise moderat dar. Vor diesem Hintergrund sind keine Risiken ersichtlich, aus denen eine Gefährdung für den Fortbestand des Unternehmens abgeleitet werden könnte. Vielmehr geht das Unternehmen davon aus, dass es mit den derzeitigen und im Entwicklungsstadium befindlichen Produkten für die Zukunft gut aufgestellt ist und die strategischen und operativen Unternehmensziele erreichen wird.

Auch nach Ablauf des Geschäftsjahres 2004/05 sind keine Ereignisse eingetreten, die von wesentlicher Bedeutung für die Einschätzung der Risikolage des Konzerns gewesen sind bzw. zu deren veränderter Beurteilung führen könnten.

Ausblick für das laufende Geschäftsjahr

Schwächeres Wachstum der Weltwirtschaft

Für das laufende Geschäftsjahr erwarten wir ein schwächeres Wachstum der Weltwirtschaft als im Vorjahr. Angesichts dauerhaft hoher Rohölpreise rechnen Experten für 2005 mit einem leichten Wachstum des weltweiten Bruttoinlandsprodukts (BIP) von 2,9%. Dabei soll das BIP in Europa um 1,7%, in Deutschland um 0,7% und in den Vereinigten Staaten um 3,5% steigen. In den für BERU relevanten asiatischen Märkten rechnen Wirtschaftsinstitute mit einem unterschiedlichen Wachstum. In Japan soll 2005 das BIP um ca. 1% zulegen, in Südkorea wird mit einer BIP-Steigerung von 4,8% und in China mit einem erneut hohen BIP-Wachstum von 8,5% gerechnet.

Niedriges Wachstum der Automobilmärkte

Eine Belebung der weltweiten Automobilmärkte blieb im ersten Quartal 2005 aus. Der Pkw-Absatz in den USA bewegte sich auf Vorjahresniveau. In Westeuropa und Deutschland sanken die Pkw-Absatzzahlen um 2,5% bzw. 1,9%. In den asiatischen Schwellenländern legte lediglich Indien zu. Alle anderen Märkte dieser Region blieben unter dem Niveau des Vorjahres.

Angesichts der sich abzeichnenden Marktbelebung im April gehen wir davon aus, dass die weltweiten Automobilabsatzmärkte 2005 nur moderat wachsen werden. In den USA wird 2005 ein Absatz auf Vorjahresniveau erwartet, in Westeuropa ein Rückgang um rund 1%. Experten rechnen in Deutschland mit Absatzzahlen auf Vorjahresniveau und einer Steigerung von ca. 2% in Frankreich. Ein robustes Wachstum wird dagegen in den wichtigen Absatzmärkten Asien und Lateinamerika erwartet.

Weltweit ungebremster Dieselboom

Allerdings dürfte sich das Dieselwachstum in den kommenden zwei Jahren ungebremst fortsetzen. Der weltweite Dieseltrend wird voraussichtlich durch deutlich gestiegene Treibstoffkosten und steuerliche Anreizsysteme für Dieselfahrzeuge weiterhin begünstigt. Auf Basis der Wirtschafts- und Branchenkonjunktur rechnet BERU mit einer positiven Auswirkung auf die Umsatzentwicklung des Unternehmens.

Im ersten Quartal 2005 stieg der Dieselanteil neu zugelassener Pkw in Westeuropa auf 50,2% (46,6%), 2005 soll er auf ca. 52% und im nächsten Jahr auf 54% bis 55% anwachsen. In Deutschland lag der Dieselanteil bei Pkw-Neuzulassungen im ersten Quartal 2005 bei 44,5% (42,2%). Den Dieselboom konnte auch die Feinstaubdebatte nicht ausbremsen. Branchenexperten prognostizieren für 2005 einen Dieselanteil von rund 48% bei Pkw-Neuzulassungen in Deutschland, im Jahr 2006 soll er auf ca. 52% steigen.

Aufgrund der ab 2007 geltenden, strengeren Emissionsrichtlinien in den USA werden auch dort höhere Dieselabsatzzahlen bei Pkw-Neuzulassungen erwartet. In den USA stieg der Dieselanteil 2004 bei Passenger Cars mit rund 470.000 Fahrzeugen auf 3,4%. Experten rechnen damit, dass der Dieselanteil in den Vereinigten Staaten in den kommenden drei Jahren auf 7,6% steigen und sich damit mehr als verdoppeln wird.

Für die asiatischen Absatzmärkte rechnen Branchenfachleute mit einem signifikanten Wachstum von Diesel-Neuzulassungen. Im viertgrößten asiatischen Automobilmarkt Südkorea wird im Jahr 2005 ein Pkw-Absatzvolumen von 980.000 Einheiten erwartet, das damit 12% über Vorjahr liegt. Seit Beginn des Jahres 2005 sind auch Dieselmotoren für Personenkraftwagen erlaubt. Es wird erwartet, dass der bisherige Marktanteil von Dieselmotoren für das gesamte Pkw-Segment von derzeit rund 20% auf ca. 35% im Jahr 2009 steigen wird. In China soll der Dieselanteil von rund 1% im Jahr 2005 auf 4,5% im Jahr 2008 ansteigen.

BERU Umsatz- und Ergebniswachstum

Wir rechnen im aktuellen Geschäftsjahr mit weiteren Absatz- und Umsatzsteigerungen, die vor allem aus Produktneuanläufen und dem Hochlaufen bestehender Produkte in den Bereichen Dieselkaltstarttechnologie, Zündungstechnik bzw. Elektronik und Sensorik resultieren.

Der anhaltende Trend zum Diesel in den Triademärkten Asien, Europa und den USA bildet einen soliden Pfeiler für unser weiteres Wachstum, nachdem die BERU AG rund 47% ihres Umsatzes im letzten Geschäftsjahr im Bereich der Dieselkaltstarttechnologie erwirtschaftet hat. Weitere positive Impulse sehen wir im Bereich der Zündungstechnik und hier sowohl in der Erstausrüstung mit neuen Zündkerzenprodukten als auch im Handelsgeschäft. Im Bereich Elektronik und Sensorik rechnen wir mit deutlichen Umsatzzuwächsen. Hierzu werden die PTC-Zuheizsysteme und das Geschäft mit Hochtemperatursensoren wesentlich beitragen. Im Bereich Reifendruckkontrollsysteme erwarten wir, insbesondere im nächsten Jahr, eine deutliche Absatzbelebung vor dem Hintergrund, dass Reifendruckkontrollsysteme für 20% aller in den USA neu zugelassenen Pkw und leichte Nutzfahrzeuge ab September 2005 Pflicht werden und die vorgeschriebene Ausstattungsquote ab September 2006 70% beträgt. Weitere Impulse erwarten wir in diesem Markt durch die Zusammenarbeit mit Lear hinsichtlich Entwicklung, Produktion und Vertrieb von Reifendruckkontrollsystemen.

Im Handelsgeschäft gehen wir von einer weiteren Umsatzsteigerung aus. Ziel ist es, die gute Marktposition von BERU in Deutschland und in anderen europäischen Märkten weiter auszubauen. Zusätzliche Impulse versprechen wir uns durch die Marke Eyquem, die insbesondere in Frankreich, aber auch international einen hohen Bekanntheitsgrad hat.

Wir wollen zudem unsere Präsenz in den weltweiten Märkten weiter ausbauen und gleichzeitig unsere internationalen Produktions- und Vertriebsstrukturen hinsichtlich Effizienz und Wirtschaftlichkeit optimieren. Soweit sinnvoll, wird BERU dabei das globale Produktions- und Vertriebsnetzwerk unseres strategischen Investors BorgWarner nutzen.

Die Schwerpunkte unserer Investitionen im laufenden Geschäftsjahr liegen im Bereich der Dieselkaltstarttechnologie, im Ausbau der Produktionseinrichtungen für das Reifendruckkontrollsystem und in der Optimierung unserer Produktionseinrichtungen. Über 50% der gesamten Investitionen sollen am Standort Deutschland getätigt werden, dazu gehört auch der Ausbau des Forschungs- und Entwicklungsstandorts Ludwigsburg.

Unter der Annahme, dass das geopolitische Umfeld stabil bleibt und sich die Weltwirtschaft im Rahmen der Marktprognosen entwickelt, geht der Vorstand davon aus, Umsatz und operatives Ergebnis durch organisches Wachstum im hohen einstelligen Prozentsatz-Bereich erneut zu steigern.




0,2 bar



Ein Druckverlust von 0,2 bar erhöht das Unfallrisiko durch Reifenpannen erheblich – ca. 80 % der Reifenpannen entstehen durch zu geringen Luftdruck.

Das direkt messende Reifendruckkontrollsystem TSS (Tire Safety System) von BERU erfasst mit Hilfe einer Sensorik im Reifeninneren den exakten Druck aller vier Reifen und warnt über Funkverbindung das Fahrercockpit rechtzeitig vor Druckverlust. Hohe Messgenauigkeit und Störsicherheit zeichnen unser System aus.

BERU rüstet Fahrzeuge aller führenden deutschen Automobilhersteller mit TSS aus und erwartet in den kommenden Jahren insbesondere in den USA ein hohes Umsatzwachstum für seine Systeme. Dort arbeiten wir mit dem Kooperationspartner Lear zusammen. Ab September 2005 werden gemäß gesetzlicher Bestimmung 20 % der rund 16,5 bis 17 Millionen jährlich neu zugelassenen Light Vehicles in den USA mit direkt messendem TSS ausgestattet, ab September 2007 ist dies für alle neuen Fahrzeuge bis zu 4,5 Tonnen Pflicht.

Bericht des Aufsichtsrats



Dr. Ulrich Wöhr

Zu unserer Aufgabe, den Vorstand der BERU AG zu beraten und seine Geschäftsführung zu überwachen, wurden wir vom Vorstand regelmäßig, zeitnah und umfassend über alle für das Unternehmen relevanten Fragen der Planung, der Geschäftsentwicklung, der Risikolage und des Risikomanagements unterrichtet. Auch zwischen den jeweiligen Sitzungen wurde der Aufsichtsrat vom Vorstand über wichtige Vorgänge schriftlich informiert. Der Vorstand hat regelmäßig und umfassend über die Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensführung und Unternehmensplanung, der Strategie, der finanziellen Entwicklung und Ertragslage der Gesellschaft sowie der Geschäfte, die für die Gesellschaft von Bedeutung waren, berichtet. Alle Maßnahmen, die eine Information oder Zustimmung des Aufsichtsrats erforderten, hat das Gremium im Rahmen seiner Kontroll- und Beratungsfunktion behandelt und dabei den Vorstand konstruktiv in der Unternehmensstrategie und den daraus resultierenden Maßnahmen unterstützt. Aktuelle Einzelthemen wurden in Gesprächen zwischen dem Vorstandsvorsitzenden und dem Aufsichtsratsvorsitzenden erörtert.

Im Berichtszeitraum haben vier turnusmäßige Aufsichtsratssitzungen am 22. Juni 2004, 14. September 2004, 15. Dezember 2004 und 17. März 2005 sowie vier Sondersitzungen des Aufsichtsrats am 5. Mai 2004, am 9. September 2004, am 23. September 2004 und 9. Februar 2005 unter Teilnahme der Mitglieder des Vorstands stattgefunden. In den Aufsichtsratssitzungen wurde über die Geschäftsentwicklung des Konzerns und der AG, die einzelnen Geschäftsfelder sowie über grundsätzliche Fragen wie Unternehmenspolitik und wichtige aktuelle Einzelthemen diskutiert und beraten. Soweit erforderlich hat der Aufsichtsrat die notwendigen Beschlüsse gefasst. Falls aufgrund der Geschäftsordnung für den Vorstand eine Zustimmung des Aufsichtsrats für einzelne Geschäftsführungsmaßnahmen erforderlich war, hat der Vorstand die entsprechenden Beschlüsse schriftlich vorbereitet. Der Aufsichtsrat hat aufgrund dieser schriftlichen Beschlussvorlagen die Maßnahmen umfassend auch durch Einsichtnahme in Gesellschaftsunterlagen geprüft und entschieden. Entscheidungsthemen waren unter anderem die strategische Ausrichtung der BERU AG, die Geschäftsentwicklung in den einzelnen Geschäftsfeldern, Investitionen, Produktionsstandortfragen, Kapitalmarktfragen, Personalthemen und verschiedene Akquisitionsvorhaben und -projekte. Darüber hinaus war Gegenstand der Aufsichtsratssitzungen die im Berichtszeitraum erfolgte Veränderung der Aktionärsstruktur und das am 8. Dezember 2004 erfolgte freiwillige öffentliche Übernahmeangebot von BorgWarner.

Ein Personalausschuss wurde im Umlaufbeschluss am 25. Mai 2004 gegründet, der einmal tagte. Der Aufsichtsrat hat zudem in einem Umlaufbeschluss am 1. Oktober 2004 einen Strategieausschuss für die Dauer der Amtsperiode gebildet, der jedoch im Berichtszeitraum nicht einberufen wurde. Weitere Ausschüsse des Aufsichtsrats bestanden im Berichtszeitraum nicht.

Die Umsetzung der Vorschriften des Deutschen Corporate Governance Kodex hat der Aufsichtsrat in seiner Sitzung am 15. Dezember 2004 erörtert. Dies führte zu einer Reihe von Änderungen in den Geschäftsordnungen des Aufsichtsrats und des Vorstands. In derselben Aufsichtsratssitzung wurde die Entsprechenserklärung nach § 161 AktG erneuert. Die Soll-Bestimmungen des Deutschen Corporate Governance Kodex werden mit wenigen Ausnahmen erfüllt. Ebenfalls in der Sitzung vom 15. Dezember 2004 hat der Aufsichtsrat eine Effizienzprüfung seiner Tätigkeit anhand einer Checkliste durchgeführt.

Vorstand und Aufsichtsrat haben nach Ablauf des Berichtszeitraums, im Mai 2005, eine neue Entsprechenserklärung nach § 161 AktG abgegeben, die den Umfang der Entsprechungen des Deutschen Corporate Governance Kodex erweitert. Die aktuelle Entsprechenserklärung ist im Kapitel Corporate Governance auf Seite 65 des Geschäftsberichts enthalten und ist auch auf der Homepage der Gesellschaft den Aktionären dauerhaft zugänglich gemacht.

Die Buchführung, der Jahresabschluss, der Konzernabschluss und der Lage- und Konzernlagebericht sind von der durch die Hauptversammlung als Abschlussprüfer gewählten Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, München, geprüft worden. Die Prüfungen haben zu einem jeweils uneingeschränkten Bestätigungsvermerk geführt. Der Aufsichtsrat hat in der Aufsichtsratssitzung vom 22. Juni 2005 dem Ergebnis dieser Prüfungen nach Einsicht der Berichte des Abschlussprüfers zugestimmt. Nach dem abschließenden Ergebnis der eigenen Prüfung des Aufsichtsrats sind keine Einwendungen gegen den Jahresabschluss, den Konzernabschluss, den Lagebericht und den Konzernlagebericht sowie gegen den Vorschlag des Vorstands zur Verwendung des Bilanzgewinns zu erheben. Der Aufsichtsrat hat den vom Vorstand aufgestellten Jahresabschluss festgestellt sowie den Konzernabschluss gebilligt. Der Aufsichtsrat hat sich dem Gewinnverwendungsvorschlag des Vorstands angeschlossen. Dem BERU Aufsichtsrat liegt eine Unabhängigkeitserklärung der Abschlussprüfer im Sinne der Ziffer 7.2.1 des Deutschen Corporate Governance Kodex vor.

Der Aufsichtsrat hat den Abhängigkeitsbericht des Vorstands geprüft. Der vom Abschlussprüfer erteilte Bestätigungsvermerk lautet wie folgt:

„Nach unserer pflichtmäßigen Prüfung und Beurteilung bestätigen wir, dass die tatsächlichen Angaben des Berichts richtig sind, bei den im Bericht aufgeführten Rechtsgeschäften die Leistung der Gesellschaft nicht unangemessen hoch war oder Nachteile ausgeglichen worden sind sowie bei den im Bericht aufgeführten Maßnahmen keine Umstände für eine wesentlich andere Beurteilung als die durch den Vorstand sprechen."

Weder aus dem Bericht des Abschlussprüfers noch aus dem Bestätigungsvermerk ergeben sich Bedenken. Der Aufsichtsrat stimmt nach dem abschließenden Ergebnis seiner Prüfung der Erklärung des Vorstands am Schluss des Berichts zu.

Im Zusammenhang mit dem Verkauf der Mehrheitsbeteiligung an unserer Gesellschaft und dem freiwilligen öffentlichen Übernahmeangebot von BorgWarner für den Erwerb aller Aktien der BERU AG haben die vier Anteilseignervertreter im Aufsichtsrat, die Herren Wolfram Birkel, Gregor Böhm, Dr. Volker Grub und Heinrich Rutt, ihre Aufsichtsratsmandate mit Wirkung zum 5. Januar 2005 niedergelegt. Der Aufsichtsrat dankt den ausgeschiedenen Mitgliedern für ihre Beiträge und ihre Mitwirkung in der Zeit ihrer Zugehörigkeit zu diesem Gremium.

Das Amtsgericht – Registergericht – Ludwigsburg hat mit Beschluss vom 5. Januar 2005 auf Antrag des Vorstands die Herren Robin J. Adams, Anthony D. Hensel, Alfred Weber und Dr. Ulrich Wöhr zu Mitgliedern des Aufsichtsrats bestellt. Der Aufsichtsrat hat in seiner Sitzung vom 9. Februar 2005 Herrn Dr. Ulrich Wöhr zu seinem neuen Aufsichtsratsvorsitzenden und Herrn Robin Adams zum stellvertretenden Vorsitzenden gewählt.

In der Aufsichtsratssitzung vom 15. Dezember 2004 wurde Herr Dr.-Ing. Reinhard Meschkat mit Wirkung zum 1. Februar 2005 für die Dauer von drei Jahren zum Vorstand der Gesellschaft bestellt. Herr Dr. Meschkat hat das Ressort Produktion, Logistik und Qualitätswesen vom Vorstandsvorsitzenden Herrn Marco v. Maltzan übernommen. Herr v. Maltzan hatte diesen Verantwortungsbereich von dem am 26. April 2004 aus dem Vorstand ausgeschiedenen Herrn Bernhard Herzig übernommen und zwischenzeitlich kommissarisch geführt.

Der Aufsichtsrat dankt den Mitgliedern des Vorstands, allen Mitarbeiterinnen und Mitarbeitern der BERU AG und den Belegschaftsvertretern für ihren erfolgreichen Einsatz und die geleistete Arbeit im Geschäftsjahr 2004/05.

Ludwigsburg, den 22. Juni 2005

Der Aufsichtsrat

Dr. Ulrich Wöhr

– Aufsichtsratsvorsitzender –

Corporate Governance bei der BERU AG


w.beru.com
Bericht des Vorstands bei der Hauptversammlung 2004

Corporate Governance steht für eine verantwortungsbewusste und auf langfristige Wertschöpfung ausgerichtete Führung und Kontrolle von Unternehmen. Eine offene Unternehmenskommunikation, eine effektive Zusammenarbeit von Vorstand und Aufsichtsrat und ein erfolgsorientiertes Vergütungssystem von Vorstand und Aufsichtsrat sind wesentliche Aspekte einer guten Corporate Governance Arbeit. Die BERU AG fühlt sich den Grundsätzen guter Corporate Governance verpflichtet und versteht diese als Chance, die Performance des Unternehmens zu fördern und das Vertrauen bei Aktionären, Geschäftspartnern und Mitarbeitern zu stärken.

Auch in diesem Jahr haben es sich Vorstand und Aufsichtsrat zum Ziel gesetzt, über die gesetzlichen Vorgaben und Kodex-Bestimmungen hinaus ihre Corporate Governance weiterzuentwickeln und wertsteigernd umzusetzen. Die Umsetzung und Überwachung der Grundsätze sowie die Dokumentation dieser Vorgänge verantwortet der Corporate Governance Beauftragte des Unternehmens. Zu seinen Aufgaben gehört auch, sich stets über Neuerungen zum Deutschen Corporate Governance Kodex zu informieren und die Diskussionen in der Öffentlichkeit zu verfolgen.

Aktionäre, Analysten, Medienvertreter und die interessierte Öffentlichkeit werden zeitnah sowie umfassend über die Lage wie auch über wesentliche geschäftliche Entwicklungen unterrichtet, wobei die Internationalität der Zielgruppen berücksichtigt wird. Die Vorgaben des Ende Oktober 2004 in Kraft getretenen Anlegerschutzverbesserungsgesetzes wurden von der BERU AG fristgerecht umgesetzt. Um den Aktionären die Wahrnehmung ihrer Rechte zu erleichtern, unterstützt die BERU AG den Einsatz elektronischer Medien bei der Hauptversammlung. Aktionäre können ihr Stimmrecht durch einen von der BERU AG gestellten Stimmrechtsvertreter ausüben lassen. Die Hauptversammlungsunterlagen und die Rede des Vorstandsvorsitzenden sowie die Abstimmungsergebnisse werden auf der Homepage der Gesellschaft unter www.beru.com eingestellt und sind dort abrufbar.

Der dreiköpfige Vorstand und der sechsköpfige Aufsichtsrat arbeiten zum Wohle des Unternehmens eng zusammen und befürworten die Umsetzung des Corporate Governance Kodex ausdrücklich. Die Strategie wird vom Vorstand der BERU AG in enger Abstimmung mit dem Aufsichtsrat entwickelt. Der Aufsichtsrat ist in alle Entscheidungen, die von grundlegender Bedeutung sind, unmittelbar eingebunden und hat in einer Geschäftsordnung die Informations- und Berichtspflichten des Vorstands umfassend festgelegt. Grundlegende Geschäfte des Vorstands bedürfen der Zustimmung des Aufsichtsrats. Die Effizienz des Aufsichtsrats wird auf Basis einer 10-Punkte-Checkliste geprüft. Diese jährliche Effizienzprüfung wird vom Justiziar der BERU AG, der gleichzeitig Corporate Governance Beauftragter der Gesellschaft ist, betreut.

Die Vergütung der Vorstandsmitglieder ist überwiegend erfolgsbezogen orientiert. Eine nachträgliche Änderung der Erfolgsziele ist ausgeschlossen. Die Grundzüge des Vergütungssystems werden vom Aufsichtsrat regelmäßig überprüft.

Vorstand und Aufsichtsrat haben im Mai 2005 eine neue Entsprechenserklärung nach § 161 AktG abgegeben. Demnach wird den Empfehlungen der Regierungskommission Deutscher Corporate Governance Kodex mit folgenden Ausnahmen entsprochen.

Erklärung des Vorstands und des Aufsichtsrats der BERU AG zu den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" gemäß § 161 AktG

Vorstand und Aufsichtsrat erklären, dass die BERU AG bislang den Empfehlungen der „Regierungskommission Deutscher Corporate Governance Kodex" in der Fassung vom 21. Mai 2003 gemäß Entsprechenserklärung vom 31. Dezember 2004 entsprach und zukünftig diesen Empfehlungen mit folgenden Ausnahmen entsprechen wird:

1. Die Vergütungen der Mitglieder des Vorstands werden nicht im Anhang des Konzernabschlusses aufgeteilt nach Fixum, erfolgsbezogenen Komponenten und Komponenten mit langfristiger Anreizwirkung individualisiert ausgewiesen, wie es Ziff. 4.2.4 des Kodex empfiehlt. Die Angabe der individuellen Vergütung jedes einzelnen Mitglieds des Vorstands bietet nach Auffassung der Gesellschaft keine geeignete Beurteilungsgrundlage für die Angemessenheit der Vergütung für die dem Vorstand in gemeinschaftlicher Verantwortung obliegende Geschäftsführung des Unternehmens. Zudem ist der Informationswert einer individualisierten Veröffentlichung aufgrund der Tatsache, dass der Vorstand derzeit mit drei Personen besetzt ist, nur gering.

2. Die Gesellschaft schließt sich nicht der Empfehlung in Ziff. 5.3.2 Satz 1 des Kodex an, einen Prüfungsausschuss (Audit Committee) einzurichten, da der Aufsichtsrat aus nur sechs Mitgliedern besteht und sich hierdurch keine Effizienzsteigerungen ergeben. Der Aufsichtsrat befasst sich selbst intensiv mit den Fragen der Rechnungslegung und des Risikomanagements, der erforderlichen Unabhängigkeit des Abschlussprüfers, der Erteilung des Prüfungsauftrags an den Abschlussprüfer, der Bestimmung von Prüfungsschwerpunkten und der Honorarvereinbarung.

3. Die in Ziff. 7.1.2 des Kodex empfohlenen Fristen für die Veröffentlichung des Konzernjahresabschlusses bzw. der Zwischenberichte von 90 Tagen bzw. 45 Tagen wird die Gesellschaft aufgrund der erforderlichen Konsolidierung der Konzernzahlen nach den Grundsätzen der internationalen Rechnungslegung nicht einhalten.

Ludwigsburg, im Mai 2005

Für den Aufsichtsrat der BERU AG

Dr. Ulrich Wöhr

Für den Vorstand der BERU AG

Marco v. Maltzan

60s







Moderne Direkteinspritzmotoren erzeugen nicht mehr genügend Abwärme, um den Innenraum eines Fahrzeugs rasch zu erwärmen. Hierfür hat BERU eine Lösung: Der innovative elektronisch geregelte PTC-Zuheizer (Positive Temperature Coefficient) sorgt innerhalb von 60 Sekunden auch im Winter für freie Scheiben und eine angenehme Temperatur in der Fahrgastzelle von Diesel- und Benzinfahrzeugen. Das schafft Fahrkomfort in nur einer Minute.

Der PTC-Zuheizer von BERU ist ein Produkt, das Keramik, Elektronik sowie Elektromechanik verbindet und bei Leistung und Flexibilität neue Standards setzt. Mit einer innovativen elektronischen Regelung und vielen komfortorientierten Funktionen erfüllt der PTC-Zuheizer die Anforderungen an ein modernes Wärmemanagement im Innenraum.

Konzernabschluss

I. Konzernbilanz

der BERU Aktiengesellschaft, Ludwigsburg, zum 31. März 2005

Aktiva

in T Euro		31.3.2005	31.3.2004
Anlagevermögen			
Immaterielle Vermögenswerte		34.715	27.417
Sachanlagen		142.369	128.277
Finanzanlagen davon Anteile an assoziierten Unternehmen T Euro 3.806 (Vj. T Euro 2.828)		8.225	6.450
	(V. H.1)	**185.309**	**162.144**
Umlaufvermögen			
Vorräte	(V. H.2)	60.741	55.610
Forderungen aus Lieferungen und Leistungen	(V. H.3)	75.794	73.718
Übrige Forderungen und sonstige Vermögenswerte	(V. H.3)	6.273	8.509
Wertpapiere	(V. H.4)	32.308	65.195
Flüssige Mittel	(V. H.5)	68.337	39.770
		243.453	**242.802**
Aktive latente Steuern	(V. H.6)	**7.836**	**6.076**
		436.598	**411.022**

Passiva

in T Euro		31.3.2005	31.3.2004
Eigenkapital			
Gezeichnetes Kapital		26.000	26.000
Kapitalrücklage		73.147	73.147
Gewinnrücklagen		197.864	182.465
	(V. H.7)	**297.011**	**281.612**
Anteile anderer Gesellschafter		**2.350**	**1.540**
Rückstellungen			
Rückstellungen für Pensionen		16.340	15.904
Steuerrückstellungen und Sonstige Rückstellungen		49.945	33.218
	(V. H.8)	**66.285**	**49.122**
Verbindlichkeiten			
Verbindlichkeiten gegenüber Kreditinstituten		22.544	26.815
Verbindlichkeiten aus Lieferungen und Leistungen		17.994	23.069
Sonstige Verbindlichkeiten		14.735	13.719
	(V. H.9)	**55.273**	**63.603**
Passive latente Steuern	(V. H.6)	**15.679**	**15.145**
		436.598	**411.022**

II. Konzern Gewinn- und Verlustrechnung

der BERU Aktiengesellschaft, Ludwigsburg, für die Zeit vom 1. April 2004 bis zum 31. März 2005

in T Euro		2004/05	2003/04
Umsatzerlöse	(V. H.12)	385.788	354.463
Bestandsveränderungen und andere aktivierte Eigenleistungen	(V. H.13)	4.221	8.388
Sonstige betriebliche Erträge	(V. H.14)	7.255	7.434
		397.264	**370.285**
Materialaufwand	(V. H.15)	– 139.516	– 130.243
Personalaufwand	(V. H.16)	– 115.051	– 102.613
Abschreibungen auf immaterielle Vermögenswerte des Anlagevermögens und Sachanlagen		– 27.075	– 27.044
Sonstige betriebliche Aufwendungen	(V. H.17)	– 65.122	– 56.954
Ergebnis der betrieblichen Tätigkeit		**50.500**	**53.431**
Finanzergebnis davon assoziierte Unternehmen T Euro 779 (Vj. T Euro 602)	(V. H.18)	– 1.397	3.064
Ergebnis der gewöhnlichen Geschäftstätigkeit		**49.103**	**56.495**
Steuern vom Einkommen und Ertrag	(V. H.19)	– 23.295	– 18.362
Sonstige Steuern		– 2.058	– 1.903
Konzernjahresüberschuss		**23.750**	**36.230**
Anderen Gesellschaftern zustehendes Ergebnis		– 217	– 343
Konzerngewinn		**23.533**	**35.887**
Ergebnis je Aktie (in Euro)	(I.)	**2,35**	**3,59**

III. Entwicklung des Eigenkapitals

der BERU Aktiengesellschaft, Ludwigsburg, für die Zeit vom 1. April 2003 bis zum 31. März 2005

in T Euro	Gezeichnetes Kapital	Kapitalrücklagen	Gewinnrücklagen Bewertungsrücklagen	Gewinnrücklagen Währungsumrechnung	Gewinnrücklagen Eigene Anteile	Gewinnrücklagen Andere	Gesamt
1.4.2003	26.000	73.147	– 2.253	– 2.413	– 1.778	160.678	253.381
Dividende für Vorjahr	–	–	–	–	–	– 11.000	– 11.000
Entnahme/Einstellung	–	–	–	–	1.778	201	1.979
Währungsänderungen	–	–	–	– 718	–	–	– 718
Bewertung originärer Finanzinstrumente							
Erfolgsneutral	–	–	184	–	–	–	184
Erfolgswirksam	–	–	1.880	–	–	–	1.880
Erfolgsneutrale Veränderung der latenten Steuern	–	–	–	–	–	19	19
Konzerngewinn	–	–	–	–	–	35.887	35.887
31.3.2004	**26.000**	**73.147**	**– 189**	**– 3.131**	**–**	**185.785**	**281.612**
1.4.2004	26.000	73.147	– 189	– 3.131	–	185.785	281.612
Dividende für Vorjahr	–	–	–	–	–	– 11.000	– 11.000
Entnahme/Einstellung	–	–	–	–	–	2.706	2.706
Währungsänderungen	–	–	–	86	–	–	86
Bewertung originärer Finanzinstrumente							
Erfolgsneutral	–	–	67	–	–	–	67
Erfolgswirksam	–	–	34	–	–	–	34
Erfolgsneutrale Veränderung der latenten Steuern	–	–	–	–	–	– 27	– 27
Konzerngewinn	–	–	–	–	–	23.533	23.533
31.3.2005	**26.000**	**73.147**	**– 88**	**– 3.045**	**–**	**200.997**	**297.011**

Anmerkung: In Anwendung des IFRS 3 wurde der negative Unterschiedsbetrag aus der Kapitalkonsolidierung mit einem Betrag von T Euro 2.696 in die anderen Gewinnrücklagen umgegliedert.

IV. Kapitalflussrechnung

der BERU Aktiengesellschaft, Ludwigsburg, für die Zeit vom 1. April 2004 bis zum 31. März 2005

in T Euro		2004/05	2003/04
Periodenergebnis		23.533	35.887
Abschreibungen auf das Anlagevermögen		27.075	27.044
Veränderungen der Rückstellungen		17.181	– 56
Veränderungen der latenten Steuern		– 1.226	2.333
Sonstige zahlungsunwirksame Aufwendungen/Erträge		573	177
Ergebnis aus dem Abgang von Gegenständen des Anlagevermögens		– 6	– 258
Ergebnis aus dem Abgang von Wertpapieren des Umlaufvermögens		–	967
Veränderungen der Vorräte		– 5.094	– 5.671
Veränderungen der Forderungen und sonstigen Vermögenswerte		– 1.331	– 9.429
Veränderungen der Anteile Fremder		810	296
Veränderungen der Verbindlichkeiten		– 3.856	9.182
Cashflow aus laufender Geschäftstätigkeit	(J)	**57.659**	**60.472**
Einzahlungen aus Abgängen von Gegenständen des Sachanlagevermögens		1.198	748
Auszahlungen für Investitionen in das Sachanlagevermögen		– 36.801	– 35.642
Auszahlungen für Investitionen in das immaterielle Anlagevermögen		– 11.329	– 8.066
Ein- bzw. Auszahlungen aus der Rückzahlung bzw. Gewährung von staatlichen Zuschüssen		– 100	– 258
Einzahlungen aus Abgängen von Finanzanlagevermögen		29	85
Dividenden aus assoziierten Unternehmen		980	–
Auszahlungen für Investitionen in Finanzanlagevermögen	(J)	– 825	– 1.498
Auszahlungen für den Erwerb von konsolidierten Unternehmen	(J)	– 29	– 26.327
Einzahlungen aufgrund von Finanzanlagen im Rahmen der kurzfristigen Finanzdisposition		161	3.068
Auszahlungen aufgrund von Finanzanlagen im Rahmen der kurzfristigen Finanzdisposition		–	– 316
Cashflow aus Investitionstätigkeit	(J)	**– 46.716**	**– 68.206**
Auszahlungen für Dividenden		– 11.000	– 11.000
Einzahlungen aus dem Verkauf von eigenen Aktien		111	1.978
Auszahlungen an Eigentümer zum Erwerb von eigenen Aktien		– 102	–
Einzahlungen aus der Aufnahme von (Finanz-)Krediten		–	9.842
Auszahlungen aus der Tilgung von (Finanz-)Krediten		– 4.101	– 3.461
Cashflow aus Finanzierungstätigkeit	(J)	**– 15.092**	**– 2.641**
Zahlungswirksame Veränderung des Finanzmittelbestandes		**– 4.149**	**– 10.375**
Währungskursbedingte Veränderung des Finanzmittelbestandes		67	– 167
Konsolidierungskreisbedingte Änderung des Finanzmittelbestandes		–	39
Finanzmittelbestand am Anfang des Geschäftsjahres		102.004	112.507
Finanzmittelbestand am Ende des Geschäftsjahres	(J)	**97.922**	**102.004**

V. Anhang

A. Allgemeine Erläuterungen

Der Konzernabschluss der BERU Aktiengesellschaft, Ludwigsburg, zum 31. März 2005 wurde unter Beachtung aller am Abschlussstichtag gültigen International Financial Reporting Standards (IFRS) des International Accounting Standards Board (IASB), London, aller für das abgelaufene Geschäftsjahr verbindlichen Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) sowie § 292a HGB erstellt.

Die Gewinn- und Verlustrechnung wurde nach dem Gesamtkostenverfahren erstellt. Um die Klarheit der Darstellung zu verbessern, werden verschiedene Posten der Bilanz und der Gewinn- und Verlustrechnung zusammengefasst. Diese Posten sind im Anhang gesondert ausgewiesen und erläutert.

Die Konzernwährung ist der Euro. Alle Beträge werden in Tausend Euro (T Euro) angegeben, soweit nichts anderes vermerkt ist.

Der zum 31. März 2005 gemäß § 292a HGB aufgestellte Konzernabschluss und Konzernlagebericht sind beim Handelsregister des Amtsgerichts Ludwigsburg (HR B 5087) hinterlegt.

B. Bilanzierungs- und Bewertungsgrundsätze

Die Abschlüsse der BERU Aktiengesellschaft sowie der in- und ausländischen Tochterunternehmen werden entsprechend IAS 27 nach einheitlichen Bilanzierungs- und Bewertungsgrundsätzen aufgestellt. Von den konzerneinheitlichen Grundsätzen abweichende Wertansätze in den Jahresabschlüssen assoziierter Unternehmen werden bei Geringfügigkeit beibehalten.

Umsatzerlöse

Umsatzerlöse aus Verkäufen von Produkten werden mit dem Eigentums- bzw. Gefahrenübergang an den Kunden erfasst, wenn ein Preis vereinbart oder bestimmbar ist und von dessen Bezahlung ausgegangen werden kann. Die Umsatzerlöse sind abzgl. Skonti, Preisnachlässe, Boni und Mengenrabatte ausgewiesen.

Immaterielle Vermögenswerte

Erworbene immaterielle Vermögenswerte werden nach IAS 38 mit ihren Anschaffungskosten aktiviert, wenn es wahrscheinlich ist, dass der BERU Gruppe ein künftiger wirtschaftlicher Nutzen aus dem immateriellen Vermögenswert zufließen wird und die Anschaffungskosten zuverlässig bestimmt werden können. Planmäßige Abschreibungen werden linear über die geschätzte wirtschaftliche Nutzungsdauer vorgenommen. Bei Vorliegen von Sachverhalten, die weitere Werteinschränkungen zur Folge haben, werden zusätzlich außerplanmäßige Abschreibungen vorgenommen.

Geschäfts- und Firmenwerte

Gemäß IFRS 3 werden Geschäfts- und Firmenwerte ab dem 1. April 2004 nicht mehr planmäßig abgeschrieben. Für die Geschäfts- und Firmenwerte wird mindestens einmal pro Jahr ein Werthaltigkeitstest gem. IAS 36 durchgeführt.

Für Zwecke dieses Werthaltigkeitstests werden die Geschäfts- und Firmenwerte zahlungsmittelgenerierenden Einheiten zugeordnet, denen der Nutzen aus diesen Geschäfts- und Firmenwerten zugute kommt. Dabei entsprechen die zahlungsmittelgenerierenden Einheiten den Primärsegmenten der BERU Gruppe. Entsprechend der Regelungen des IAS 36 wird eine Wertberichtigung dann vorgenommen, wenn der Buchwert der zahlungsmittelgenerierenden Einheit, welcher der Geschäfts- und Firmenwert zugeordnet ist, den erzielbaren Betrag übersteigt. Der erzielbare Betrag entspricht dem höheren der beiden Werte aus beizulegendem Zeitwert abzüglich Veräußerungskosten und Nutzwert. Der entstehende Wertminderungsaufwand wird in den Abschreibungen bei den außerplanmäßigen Abschreibungen ausgewiesen.

Der Nutzwert der zahlungsmittelgenerierenden Einheit wurde demnach wie folgt ermittelt:

Aufgrund der Planungen der nächsten drei Geschäftsjahre wurden die zukünftigen Zahlungsströme (vor Zinsen und Steuern) der zahlungsmittelgenerierenden Einheit ermittelt. Den Planungen liegen Erfahrungswerte der Vergangenheit sowie bestmögliche Einschätzungen des Managements über die zukünftige Entwicklung zugrunde. Darüber hinaus entsprechen die in der Planung verwendeten gewichteten durchschnittlichen Wachstumsraten den Erwartungen in entsprechenden Wachstumsprognosen. Um die Überprüfung der Werthaltigkeit durchzuführen, schätzte das Management die Zahlungsmittelrückflüsse über die Planungsperiode hinaus, indem eine konstante Wachstumsrate für die Folgejahre fortgeschrieben wurde. Unter Verwendung eines Discounted-Cashflow-Verfahrens wurde der Nutzwert für jede zahlungsmittelgenerierende Einheit ermittelt. Hierbei kamen folgende Parameter zur Anwendung:

in Prozent

Primärsegment/ zahlungsmittelgenerierende Einheit	Gewichtete durchschnittliche Kapitalkosten der ewigen Rente	Wachstumsabschlag
Erstausrüstung	7,09	0,50
Handel	6,94	0,50
Allgemeine Industrie	7,04	0,50

Der ermittelte Nutzwert wurde dann dem Buchwert der zahlungsmittelgenerierenden Einheit gegenübergestellt und so die Werthaltigkeit beurteilt. Im Geschäftsjahr 2004/05 wurden daraufhin keine Wertminderungen festgestellt.

Entwicklungskosten

Entwicklungskosten für neue oder erheblich verbesserte Produkte werden zu Herstellungskosten aktiviert, sofern eine eindeutige Aufwandszuordnung möglich ist und sowohl die technische Realisierbarkeit als auch die Fähigkeit und Absicht der Vermarktung sichergestellt sind. Die Entwicklungstätigkeit muss mit einer hinreichenden Wahrscheinlichkeit dem Unternehmen einen künftigen wirtschaftlichen Nutzen erbringen. Die aktivierten Herstellungskosten umfassen die direkt und indirekt dem Entwicklungsprozess zurechenbaren Kosten. Aktivierte Entwicklungsaufwendungen werden ab dem Zeitpunkt des Produktionsbeginns über eine Nutzungsdauer planmäßig und linear abgeschrieben, die dem geplanten Produktlebenszyklus entspricht. Noch nicht abgeschlossene und aktivierte Entwicklungsprojekte werden jährlich einem Werthaltigkeitstest unterzogen. Hierbei wurden Einflüsse aus der künftigen Marktentwicklung angemessen berücksichtigt. Forschungs- und nicht aktivierungsfähige Entwicklungskosten werden bei ihrer Entstehung ergebniswirksam behandelt.

Sachanlagevermögen

Sachanlagen werden zu Anschaffungs- oder Herstellungskosten, vermindert um planmäßige, nutzungsbedingte Abschreibungen, angesetzt und bewertet. Die Abschreibungen werden entsprechend dem Nutzungsverlauf nach der linearen Methode vorgenommen.

Geringwertige Wirtschaftsgüter des Sachanlagevermögens werden im Jahr ihres Zugangs voll abgeschrieben. Die Herstellungskosten von selbst erstellten Anlagen umfassen neben den direkt dem Herstellungsprozess zurechenbaren Kosten auch angemessene Teile der herstellungsbezogenen Gemeinkosten.

Fremdkapitalkosten werden nicht in die Anschaffungs- oder Herstellungskosten mit einbezogen. Aufwendungen für die Instandhaltung und Reparaturen des Sachanlagevermögens werden im Jahr ihrer Entstehung als Aufwand erfasst. Wesentliche Grundstücke und Gebäude, die eine Finanzinvestition im Sinne des IAS 40 darstellen, liegen nicht vor.

Leasing

Werden Leasingverträge abgeschlossen, bei denen im Wesentlichen alle mit dem wirtschaftlichen Eigentum verbundenen Risiken und Chancen auf die BERU Gruppe übertragen werden, so werden diese als Finance Lease im Anlagevermögen aktiviert. Dabei erfolgt der Bilanzansatz mit dem beizulegenden Zeitwert oder dem niedrigeren Barwert der Mindestleasingzahlungen. Die planmäßige Abschreibung erfolgt über den Zeitraum der erwarteten Nutzungsdauer. Die aus künftigen Leasingraten resultierenden Zahlungsverpflichtungen, welche die künftigen Mindestleasingzahlungen darstellen, werden unter den sonstigen Verbindlichkeiten ausgewiesen. Leasingverhältnisse, die nicht die Voraussetzung des Finance Lease erfüllen, stellen ein Operate Lease dar. Die zu zahlenden Leasingraten werden im Zeitpunkt der Entstehung als Aufwand erfasst.

Abschreibungen

Den planmäßigen Abschreibungen des Anlagevermögens liegen im Wesentlichen die folgenden konzerneinheitlichen Nutzungsdauern zugrunde:

	Nutzungsdauer in Jahren
Gewerbliche Schutzrechte und ähnliche Rechte	4 – 15
Entwicklungskosten	6
Gebäude	10 – 50
Technische Anlagen und Maschinen	6 – 10
Andere Anlagen, Betriebs- und Geschäftsausstattung	4 – 15

Bei Anlagen, die in einem Mehrschichtbetrieb eingesetzt werden, der mindestens durchschnittlich drei Schichten pro Tag umfasst, wird eine kürzere wirtschaftliche Nutzungsdauer von drei Jahren verwendet.

Darüber hinaus werden immaterielle Vermögenswerte und Sachanlagen am Bilanzstichtag gegebenenfalls einem Werthaltigkeitstest gemäß IAS 36 unterzogen, wobei der erzielbare Betrag als der höhere der beiden Beträge aus beizulegendem Zeitwert abzüglich Veräußerungskosten und Nutzungswert eines Vermögenswertes definiert wird. Die unter den immateriellen Vermögenswerten ausgewiesenen Geschäfts- und Firmenwerte werden grundsätzlich mindestens einmal pro Jahr einem Werthaltigkeitstest unterzogen. Sofern der erzielbare Betrag geringer ist als der Buchwert, wird die Differenz als Wertminderungsaufwand erfasst. Entfällt der Grund für in der Vergangenheit vorgenommene außerplanmäßige Abschreibungen, so erfolgen Zuschreibungen bis zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten. Erforderliche außerplanmäßige Abschreibungen werden in der Gewinn- und Verlustrechnung innerhalb der Abschreibungen ausgewiesen und im Anlagespiegel als eigene Position „außerplanmäßige Abschreibungen“ aufgeführt.

Finanzanlagevermögen

Finanzanlagen werden bei ihrer erstmaligen Bewertung mit den Anschaffungskosten erfasst. Anteile an verbundenen Unternehmen, die nicht konsolidiert werden, und Beteiligungen werden nach dem erstmaligen Ansatz mit ihren fortgeführten Anschaffungskosten bewertet, wenn nicht ein davon abweichender Marktwert verfügbar ist. Die Bewertung von Anteilen an assoziierten Unternehmen erfolgt in Anwendung der Equity-Methode mit ihrem anteiligen Eigenkapital.

Wertpapiere und Ausleihungen des Finanzanlagevermögens werden gemäß IAS 39 in die folgenden Kategorien unterteilt:

„zu Handelszwecken gehalten", „bis zur Endfälligkeit gehalten", „zur Veräußerung verfügbar" und „vom Unternehmen ausgereicht". Finanzanlagen, die zu Handelszwecken gehalten werden, liegen nicht vor. Bis zur Endfälligkeit gehaltene Finanzanlagen und vom Unternehmen ausgereichte Kredite werden mit ihren fortgeführten Anschaffungskosten oder mit dem niedrigeren erzielbaren Betrag angesetzt. Sofern es sich um zur Veräußerung verfügbare Finanzanlagen handelt, werden diese mit ihrem beizulegenden Zeitwert angesetzt, wobei unrealisierte Gewinne und Verluste aus Kursänderungen bis zur Realisierung ergebnisneutral gesondert im Eigenkapital unter Beachtung latenter Steuern ausgewiesen werden.

Die Bilanzierung von finanziellen Vermögenswerten erfolgt bei Kassa-Käufen und -Verkäufen zum Erfüllungstag.

Bei Vermögenswerten im Finanzanlagevermögen wird gem. IAS 39 regelmäßig ermittelt, ob objektive substanzielle Hinweise darauf schließen lassen, dass eine dauerhafte Wertminderung eines finanziellen Vermögenswertes stattgefunden hat. Liegen derartige Hinweise vor, wird der Wertminderungsaufwand im Ergebnis erfasst. Wurde ein Verlust im Eigenkapital bilanziert, so wird der kumulierte Nettoverlust aus dem Eigenkapital entfernt und im Ergebnis ausgewiesen.

Im Einzelabschluss der BERU Aktiengesellschaft, der nach deutschen Rechnungslegungsvorschriften erstellt wird, werden Anteile an verbundenen Unternehmen grundsätzlich zu Anschaffungskosten angesetzt. Sofern objektive Anhaltspunkte für eine Wertminderung vorliegen, werden die Anteile an verbundenen Unternehmen einem Werthaltigkeitstest unterzogen und gegebenenfalls auf den niedrigeren Wert („erzielbarer Betrag") abgeschrieben.

Vorräte

Roh-, Hilfs- und Betriebsstoffe sowie Handelswaren werden mit ihren Anschaffungskosten, Unfertige und Fertige Erzeugnisse mit den Herstellungskosten angesetzt. Ist eine einzelne Bewertung der Vorräte nicht möglich, so erfolgt die Bewertung mittels der Methode des gewogenen Durchschnitts. Die Herstellungskosten umfassen die direkt dem Herstellungsprozess zurechenbaren Kosten sowie angemessene Teile der produktionsbezogenen Gemeinkosten. Finanzierungskosten sind nicht Bestandteil der Anschaffungs- und Herstellungskosten. Liegt der am Abschlussstichtag erwartete Nettoveräußerungswert unter den Anschaffungs- und Herstellungskosten, zum Beispiel aufgrund von Lagerdauer, Beschädigungen oder verminderter Marktgängigkeit, so wird eine Abwertung auf den niedrigeren Wert vorgenommen. Der Nettoveräußerungswert ist der geschätzte im normalen Geschäftsgang erzielbare Verkaufserlös abzüglich der geschätzten Kosten bis zur Fertigstellung und der geschätzten notwendigen Vertriebskosten.

Forderungen und sonstige Vermögenswerte

Unter den Forderungen und sonstigen Vermögenswerten werden vom Unternehmen ausgereichte Forderungen, die nicht zu Handelszwecken gehalten werden, Kredite sowie derivative Finanzinstrumente ausgewiesen. Sie werden mit Ausnahme der derivativen Finanzinstrumente gemäß IAS 39 bei erstmaliger Bewertung mit den Anschaffungskosten und bei der Folgebewertung mit den fortgeführten Anschaffungskosten bilanziert. Ist der erzielbare Betrag der Forderungen oder der sonstigen Vermögenswerte am Bilanzstichtag niedriger als die fortgeführten Anschaffungskosten, so wird dieser Betrag zugrunde gelegt. Erkennbaren Risiken wird durch angemessene Wertberichtigungen Rechnung getragen. Diese basieren auf Erfahrungswerten der Vergangenheit.

Unverzinsliche und niedrig verzinsliche Forderungen mit einer Laufzeit von über einem Jahr sowie der Wechselbestand werden abgezinst.

Wertpapiere und flüssige Mittel

Die Wertpapiere des Umlaufvermögens enthalten weiterveräußerbare Wertpapiere („zur Veräußerung verfügbare Finanzinstrumente"), die am Bilanzstichtag mit ihrem Marktwert angesetzt werden. Die aus der Bewertung resultierenden unrealisierten Gewinne und Verluste werden bis zur Realisierung im Veräußerungszeitpunkt unter Einbezug latenter Steuern im Eigenkapital unter den anderen Gewinnrücklagen ausgewiesen. Liegen objektive substanzielle Hinweise vor, dass eine dauerhafte Wertminderung stattgefunden hat, wird der Wertminderungsaufwand ergebniswirksam erfasst. Bereits im Eigenkapital erfasste Beträge werden dann ergebniswirksam aus dem Eigenkapital entfernt.

Aktive und passive latente Steuern

Aktive und passive latente Steuern resultieren entsprechend IAS 12 bis auf wenige im Standard festgelegte Ausnahmen aus allen temporären Differenzen zwischen den Wertansätzen der Steuerbilanz der Konzerngesellschaften und den IFRS-Bilanzen sowie aus Konsolidierungsmaßnahmen (bilanzorientiertes Vorgehen). Die aktiven latenten Steuern umfassen auch Steuerminderungsansprüche, die sich aus der erwarteten Nutzung bestehender Verlustvorträge in Folgejahren ergeben und deren Realisierung mit ausreichender Wahrscheinlichkeit gewährleistet ist. Sofern wahrscheinlich ist, dass nicht ausreichend zu versteuerndes Ergebnis zur Verfügung stehen wird, gegen das ein latenter Steueranspruch verrechnet werden kann, werden in ausreichendem Umfang Wertberichtigungen vorgenommen.

Die latenten Steuern werden auf Basis der Steuersätze ermittelt, die nach der derzeitigen Rechtslage in den einzelnen Ländern zum Realisationszeitpunkt gelten bzw. erwartet werden. Die Wirkung von Steuersatzänderungen auf latente Steuern wird mit Inkrafttreten der gesetzlichen Änderung ergebniswirksam erfasst.

Rückstellungen für Pensionen

Rückstellungen für Pensionen werden gemäß IAS 19 nach dem Anwartschaftsbarwertverfahren bewertet. Bei diesem Verfahren werden nicht nur die am Bilanzstichtag bekannten Renten und erworbenen Anwartschaften, sondern auch künftig zu erwartende Steigerungen von Renten und Gehältern bei vorsichtiger Einschätzung der relevanten Einflussgrößen berücksichtigt. Die Berechnung erfolgt auf Basis von versicherungsmathematischen Gutachten unter Berücksichtigung von biometrischen Annahmen.

Versicherungsmathematische Gewinne und Verluste werden erst erfolgswirksam verrechnet, wenn sie außerhalb einer Bandbreite von 10% des Verpflichtungsumfanges liegen. In diesem Fall werden sie über die künftige durchschnittliche Restdienstzeit der betroffenen Mitarbeiter verteilt. Der Aufwand aus der Dotierung der Pensionsrückstellungen einschließlich des enthaltenen Zinsanteils wird den Personalaufwendungen zugeordnet.

Sonstige Rückstellungen

Die Sonstigen Rückstellungen werden für alle übrigen ungewissen Verpflichtungen und Risiken der BERU Gruppe gegenüber Dritten gebildet. Voraussetzung für den Ansatz ist, dass eine Inanspruchnahme wahrscheinlich und die Höhe der Verpflichtung zuverlässig schätzbar ist. Die angesetzten Beträge stellen die bestmögliche Schätzung der Ausgaben dar, die zur Erfüllung der gegenwärtigen Verpflichtung zum Bilanzstichtag erforderlich ist. Langfristige Rückstellungen mit einer Restlaufzeit von mehr als einem Jahr werden mit ihrem Barwert angesetzt. Der dabei verwendete Abzinsungssatz beträgt 5%.

Verbindlichkeiten

Verbindlichkeiten werden, mit Ausnahme der Verbindlichkeiten aus Finance Lease, bei der erstmaligen Erfassung mit den Anschaffungskosten bilanziert. In den Folgejahren werden alle Verbindlichkeiten, bis auf derivative Finanzinstrumente, mit den fortgeführten Anschaffungskosten bewertet. Es bestehen keine Verbindlichkeiten, die Handelszwecken dienen.

Zuwendungen

Zuwendungen der öffentlichen Hand für Vermögenswerte werden nach IAS 20 als passivischer Abgrenzungsposten unter den sonstigen Verbindlichkeiten ausgewiesen. Die Auflösung des passivischen Rechnungsabgrenzungspostens erfolgt über die Nutzungsdauer der begünstigten Vermögenswerte ertragswirksam.

Derivative Finanzinstrumente

Nach IAS 39 sind alle derivativen Finanzinstrumente wie zum Beispiel Zins-, Währungs- und Zinswährungsswaps sowie Devisentermingeschäfte zum Marktwert zu bilanzieren, und zwar unabhängig davon, zu welchem Zweck oder in welcher Absicht sie abgeschlossen wurden. Nachdem bei der BERU Gruppe kein Hedge-Accounting zur Anwendung kommt, werden Marktwertveränderungen von derivativen Finanzinstrumenten stets ergebniswirksam erfasst.

Derivative Finanzinstrumente werden bei der BERU Gruppe zur Sicherung von Währungs- und Zinsrisiken aus dem operativen Geschäft eingesetzt. Dabei werden marktgängige Instrumente wie Devisentermingeschäfte und Zins-Caps verwendet.

Schätzungen

Die Aufstellung des Konzernabschlusses unter Beachtung der Vorschriften des IASB erfordert, dass Annahmen getroffen und Schätzungen verwendet werden, die sich auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten auswirken. Die Annahmen und Schätzungen beziehen sich im Wesentlichen auf die konzerneinheitliche Festlegung von Nutzungsdauern, die Bilanzierung und Bewertung von Rückstellungen sowie auf die Realisierbarkeit zukünftiger Steuerentlastungen. Die tatsächlichen Werte können in Einzelfällen von den getroffenen Annahmen und Schätzungen abweichen. Änderungen werden zum Zeitpunkt einer besseren Kenntnis erfolgswirksam berücksichtigt.

C. Konsolidierungskreis

Der Abschluss des Konzerns umfasst neben der BERU Aktiengesellschaft wie auch im Vorjahr 14 Tochtergesellschaften.

Die Anzahl der in den Konzernabschluss einbezogenen Tochterunternehmen hat sich im vergangenen Geschäftsjahr wie folgt entwickelt:

	Inland	Ausland	Gesamt
1.4.2004	1	13	14
Zugänge	–	–	–
Abgänge	–	–	–
31.3.2005	1	13	14

Nicht einbezogen wurden 6 Tochtergesellschaften (Vorjahr: 7). Dabei handelt es sich um Gesellschaften ohne Geschäftsbetrieb oder mit einem nur geringen Geschäftsvolumen. Deren Einfluss auf die Vermögens-, Finanz- und Ertragslage des Konzerns ist von untergeordneter Bedeutung. Die Verminderung der nicht konsolidierten Gesellschaften resultiert aus der Liquidation einer nicht mehr aktiven Gesellschaft.

In den Konzernabschluss wird wie im Vorjahr eine Gesellschaft als assoziiertes Unternehmen einbezogen. Anteile an einem weiteren assoziierten Unternehmen werden aufgrund der untergeordneten Bedeutung auf die Vermögens-, Finanz- und Ertragslage des Konzerns nicht mit einbezogen.

D. Veränderungen des Konsolidierungskreises

Mit Kaufvertrag vom 9. Juni 2004 hat die BERU Aktiengesellschaft, Ludwigsburg, 24,86% der Anteile an der REMIX Group Electronics Rt., Tiszakécske, Ungarn, erworben. Damit hält die BERU Aktiengesellschaft, Ludwigsburg, seit diesem Zeitpunkt 100% an dem Tochterunternehmen. Die Anschaffungskosten des Anteils von 24,86% betrugen T Euro 29. Die erstmalige Einbeziehung der REMIX Group Electronics Rt., Tiszakécske, Ungarn, zu 100% in den Konzernabschluss der BERU Gruppe erfolgte zum 1. Juli 2004, was somit den Erstkonsolidierungszeitpunkt für den erworbenen Anteil von 24,86% darstellt.

Zu einem späteren Zeitpunkt wurde die REMIX Group Electronics Rt., Tiszakécske, Ungarn, in BERU Hungaria Rt., Tiszakécske, Ungarn, umbenannt.

Durch den Erwerb ist dem Eigenkapital der BERU Gruppe ein negativer Minderheitenanteil in Höhe von T Euro 472 abgegangen.

E. Konsolidierungsgrundsätze

Die Kapitalkonsolidierung erfolgt nach der Erwerbsmethode durch Verrechnung der Anschaffungskosten mit dem zum Marktwert bewerteten Konzernanteil am Eigenkapital der konsolidierten Tochterunternehmen zum Zeitpunkt des Erwerbs. Die Differenz zwischen den Anschaffungskosten und dem anteiligen Eigenkapital wird gemäß IFRS 3, soweit sie auf stillen Reserven oder stillen Lasten beruht, den Vermögenswerten und Schulden des Tochterunternehmens zugeordnet. Eventualschulden werden eigenkapitalmindernd berücksichtigt.

Ein verbleibender positiver Unterschiedsbetrag zwischen den Anschaffungskosten und dem Anteil am Nettozeitwert wird als Geschäfts- und Firmenwert ausgewiesen und jährlich einer Prüfung auf dessen Werthaltigkeit unterzogen.

Gemäß IFRS 3 werden Geschäfts- und Firmenwerte ab dem 1. April 2004 nicht mehr planmäßig abgeschrieben. Negative Unterschiedsbeträge werden sofort ergebniswirksam im Sonstigen betrieblichen Ertrag erfasst und die zum 1. April 2004 bestehenden Restbuchwerte wurden ergebnisneutral mit den Gewinnrücklagen verrechnet.

Forderungen, Verbindlichkeiten, Rückstellungen, Erträge und Aufwendungen sowie Ergebnisse aus konzerninternen Transaktionen (Zwischengewinne) werden im Rahmen der Konsolidierung eliminiert.

Anteile an assoziierten Unternehmen werden nach der Equity-Methode einbezogen, wenn ein maßgeblicher Einfluss durch die BERU Aktiengesellschaft ausgeübt werden kann. Dies ist bei einem Stimmrechtsanteil von 20% bis 50% der Fall. Die nach der Equity-Methode bewerteten Beteiligungen werden mit dem anteiligen neu bewerteten Eigenkapital angesetzt. Ein Unterschiedsbetrag zu den Anschaffungskosten der Beteiligung wird entsprechend der Erwerbsmethode behandelt.

Nicht einbezogene assoziierte Unternehmen werden unter den Beteiligungen zu Anschaffungskosten, gegebenenfalls vermindert um Abschreibungen, ausgewiesen.

Alle übrigen Beteiligungen sowie die nicht konsolidierten Tochtergesellschaften werden zu fortgeführten Anschaffungskosten bilanziert.

F. Währungsumrechnung

Die Umrechnung der in fremder Währung aufgestellten Jahresabschlüsse der einbezogenen Konzernunternehmen erfolgt auf der Grundlage des Konzepts der funktionalen Währung nach IAS 21 nach der modifizierten Stichtagskursmethode. Da die Tochtergesellschaften ihre Geschäfte in finanzieller, wirtschaftlicher und organisatorischer Hinsicht selbständig betreiben, ist die funktionale Währung grundsätzlich identisch mit der jeweiligen Landeswährung der Gesellschaft. Im Konzernabschluss werden deshalb die Aufwendungen und Erträge aus Abschlüssen von Tochterunternehmen, die in fremder Währung aufgestellt sind, zum Jahresdurchschnittskurs, Vermögenswerte und Schulden zum Stichtagskurs umgerechnet sowie Posten des Eigenkapitals zu historischen Kursen. Der sich aus der Umrechnung des Eigenkapitals ergebende Währungsunterschied wird mit dem Eigenkapital verrechnet. Die Umrechnungsdifferenzen, die aus der abweichenden Umrechnung von Bilanz und Gewinn- und Verlustrechnung resultieren, werden ebenfalls erfolgsneutral im Eigenkapital ausgewiesen.

Im Zusammenhang mit dem Erwerb von Tochtergesellschaften entstehende Geschäfts- oder Firmenwerte sowie Anpassungen der Buchwerte der Vermögenswerte und Schulden auf den beizulegenden Zeitwert werden mit dem Stichtagskurs zum Zeitpunkt des Erwerbs umgerechnet.

In den Abschlüssen der einzelnen Konzernunternehmen werden monetäre Posten in Fremdwährung grundsätzlich zum Stichtagskurs umgerechnet. Daraus resultierende Währungsgewinne und -verluste werden unmittelbar ergebniswirksam erfasst.

Die für die Währungsumrechnung zugrunde liegenden Wechselkurse haben sich im Verhältnis zu einem Euro wie folgt verändert:

	Stichtagskurs		Durchschnittskurs	
	31.3.2005	31.3.2004	31.3.2005	31.3.2004
Britisches Pfund	1,452644	1,500830	1,466383	1,439930
Ungarischer Forint	0,004044	0,004018	0,004033	0,0038809
Mexikanischer Peso	0,068871	0,073099	0,071276	0,081873
Koreanischer Won	0,000751	0,000714	0,000719	0,000719

G. Erläuterungen nach § 292a HGB

Die Vorschriften des § 292a HGB über die Befreiung von der Aufstellung eines Konzernabschlusses nach den in Deutschland gültigen Rechnungslegungsgrundsätzen sind erfüllt. Der im Handelsregister zu hinterlegende und im Bundesanzeiger zu veröffentlichende Konzernabschluss und der Konzernlagebericht stehen im Einklang mit der Richtlinie der Europäischen Union zur Konzernrechnungslegung (83/349/EWG). Diese Richtlinie wurde entsprechend ihrer Auslegung im Deutschen Rechnungslegungsstandard Nr. 1 (DRS 1) „Befreiender Konzernabschluss nach § 292a HGB“ des Deutschen Rechnungslegungs Standards Committee e.V. (DRSC) interpretiert. Zur Befreiung von der Pflicht zur Aufstellung eines Konzernabschlusses nach deutschem Recht wurde der Konzernabschluss um weitere Erläuterungen gemäß § 292a HGB ergänzt.

Die angewandten Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden nach den Vorschriften des IASB unterscheiden sich gegenüber den deutschen Rechnungslegungsvorschriften im Wesentlichen in den folgenden Punkten:

Anlagevermögen

Nach den deutschen Rechnungslegungsvorschriften wird im **Sachanlagevermögen** von der degressiven Abschreibungsmethode Gebrauch gemacht. Die zugrunde gelegten Nutzungsdauern orientieren sich im Wesentlichen an den Vorschriften des deutschen Steuerrechts. Im Rahmen der Bilanzierung nach IFRS werden alle Vermögenswerte dagegen linear abgeschrieben. Sowohl nach IFRS als auch nach HGB werden Vermögenswerte zeitanteilig im Jahr ihres Zugangs (pro rata temporis) abgeschrieben. Die Nutzungsdauern der Vermögenswerte nach IFRS wurden an die tatsächliche wirtschaftliche Nutzungsdauer angepasst.

Bei der Bilanzierung von Sachverhalten aus Leasingverträgen, die dem Finance Lease nach IAS 17 zuzuordnen sind, wurden für den Zeitraum der Abschreibungsdauer der geleasten Gegenstände unterschiedliche Nutzungsdauern zugrunde gelegt. Die aus den künftigen Leasingraten resultierenden Zahlungsverpflichtungen wurden sowohl nach IFRS als auch deutschen Rechnungslegungsvorschriften als Zahlungsverpflichtung in den Sonstigen Verbindlichkeiten ausgewiesen.

Nach IFRS werden immaterielle Vermögenswerte aktiviert, die gemäß IAS 38 aktivierungspflichtige Entwicklungskosten darstellen, wenn die Kriterien für eine Aktivierung erfüllt werden. Nach dem deutschen Bilanzrecht besteht für selbst erstellte **immaterielle Vermögenswerte** des Anlagevermögens hingegen ein Ansatzverbot.

Vorräte

Im Rahmen der Bilanzierung nach IFRS werden auf Vorräte Abwertungen auf den niedrigeren Nettoveräußerungswert, beispielsweise aufgrund von Reichweiten, Beschädigungen oder verminderter Marktgängigkeit, vorgenommen. Nach deutschen handelsrechtlichen Vorschriften ist es unter Anwendung des Vorsichtsprinzips jedoch möglich, dass höhere Abwertungen als nach IFRS zum Tragen kommen.

Übrige Vermögenswerte des Umlaufvermögens

Finanzinstrumente (Wertpapiere, Forderungen, Derivate) werden sowohl nach der deutschen Rechnungslegung als auch nach IFRS bei ihrer erstmaligen Bewertung mit den Anschaffungskosten angesetzt. Für die Folgebewertung nach HGB gilt das strenge Niederstwertprinzip. Nach IFRS indes erfolgt eine Folgebewertung in Abhängigkeit von der jeweiligen Klassifizierung entweder zu Marktwerten oder zu fortgeführten Anschaffungskosten im Sinne des IAS 39. Somit werden auch unrealisierte Gewinne und Verluste ausgewiesen. Marktwertveränderungen von Finanzinstrumenten, die der Kategorie „zur Veräußerung verfügbare Finanzinstrumente" zuzuordnen sind, werden bis zum Zeitpunkt ihrer Realisation erfolgsneutral im Eigenkapital ausgewiesen. Derivative Finanzinstrumente sind nach IFRS stets zu Marktwerten entweder als Vermögenswert oder als Verbindlichkeit zu bilanzieren. Veränderungen der Marktwerte werden sofort erfolgswirksam erfasst, es sei denn, dass sie nach den Vorschriften des IAS 39 für Hedge-Accounting zu bilanzieren sind.

Latente Steuern

Nach IFRS besteht für den Ansatz aktiver und passiver latenter Steuern auf temporäre Differenzen sowie auf steuerliche Verlustvorträge grundsätzlich eine Bilanzierungspflicht. Nach deutschen Rechnungslegungsvorschriften besteht lediglich für passive latente Steuern eine Bilanzierungspflicht. Dagegen unterliegen aktive latente Steuern einem Bilanzierungswahlrecht, wovon im Einzelabschluss der BERU AG, Ludwigsburg, allerdings kein Gebrauch gemacht wird. Steuerliche Verlustvorträge werden nach HGB nicht angesetzt.

Somit werden nach IFRS latente Steuern auf grundsätzlich alle temporären Differenzen aus Wertansätzen von Vermögenswerten und Schulden nach IFRS und dem steuerlichen Buchwert erfasst. Permanente Differenzen werden nicht mit latenter Steuer belegt.

Rückstellungen

Nach IFRS werden Pensionen nach dem Anwartschaftsansammlungsverfahren ermittelt. Dieses enthält im Gegensatz zur Rechnungslegung nach HGB einen weitaus größeren Umfang an Einflussfaktoren auf die Ermittlungsmethodik, wie beispielsweise Gehalts-, Karriere- und Rententrends.

Aufwandsrückstellungen dürfen im Gegensatz zur deutschen Rechnungslegung nach IFRS nicht gebildet werden.

Die Rückstellungen nach HGB sind nach dem Grundsatz vernünftiger kaufmännischer Beurteilung, nach IFRS mit dem wahrscheinlichsten Wert zu bemessen.

Verbindlichkeiten

Verbindlichkeiten stellen nach IFRS in der Regel ebenfalls Finanzinstrumente im Sinne des IAS 39 dar und sind dementsprechend zu klassifizieren sowie zu bilanzieren. Nach deutschen Rechnungslegungsvorschriften werden die Verbindlichkeiten in Anwendung des strengen Niederstwertprinzips zum Rückzahlungswert bilanziert. Unter dem unter den Sonstigen Verbindlichkeiten ausgewiesenen passivischen Abgrenzungsposten sind unter anderem die von der öffentlichen Hand erhaltenen Zuschüsse und Zulagen für Investitionsvorhaben aufgeführt. Nach den Rechnungslegungsvorschriften des HGB werden Investitionszuschüsse in dem dafür gebildeten Sonderposten bilanziert. Investitionszulagen werden nach deutschen Rechnungslegungsvorschriften im Jahr ihrer Entstehung ertragswirksam in der Gewinn- und Verlustrechnung unter den Sonstigen betrieblichen Erträgen erfasst.

H. Erläuterungen zur Bilanz und zur Gewinn- und Verlustrechnung

1. Konzernanlagevermögen

	Anschaffungs- und Herstellungskosten						
in T Euro	Vortrag 1.4.2004	Zugänge und Buchungen wegen Veränderung des Konsol.-Kreises	Kurswertänderungen	Zugänge	Zuschreibungen	Umbuchungen	Abgänge
Immaterielle Vermögensgegenstände							
Gewerbliche Schutzrechte und ähnliche Rechte	25.308	–	–	2.060	–	–	633
Geschäfts- oder Firmenwerte	19.552	–	– 49	501	–	– 1.965	–
Negativer Unterschiedsbetrag aus der Kapitalkonsolidierung	– 3.268	–	–	–	–	–	– 3.268
Entwicklungskosten	13.623	–	–	8.768	–	–	501
Geleistete Anzahlungen	–	–	–	–	–	–	–
	55.215	**–**	**– 49**	**11.329**	**–**	**– 1.965**	**– 2.134**
Sachanlagen							
Grundstücke und Bauten	74.667	–	29	2.420	–	226	364
Technische Anlagen und Maschinen	166.265	–	38	21.725	–	5.265	2.852
Andere Anlagen, Betriebs- und Geschäftsausstattung	38.789	–	32	5.690	–	212	3.630
Geleistete Anzahlungen und Anlagen im Bau	11.696	–	3	6.966	–	– 5.703	566
	291.417	**–**	**102**	**36.801**	**–**	**–**	**7.412**
Finanzanlagen							
Anteile an verbundenen Unternehmen	719	–	–	750	–	–	–
Ausleihungen an verbundene Unternehmen	2.500	–	–	75	–	–	–
Anteile an assoziierten Unternehmen	2.828	–	–	–	779	1.965	980
Beteiligungen	689	–	–	–	–	–	–
Ausleihungen an Beteiligungsunternehmen	13	–	–	–	–	–	13
Wertpapiere des Anlagevermögens	19	–	–	–	–	–	–
Sonstige Ausleihungen	72	–	2	–	–	–	17
	6.840	**–**	**2**	**825**	**779**	**1.965**	**1.010**
	353.472	**–**	**55**	**48.955**	**779**	**–**	**6.288**

	Abschreibungen							Buchwert	
Stand 31.3.2005	Vortrag 1.4.2004	Kurswertänderungen	Abschreibungen des Geschäftsjahres	außerplanmäßige Abschreibungen	Umbuchungen	Abgänge	Stand 31.3.2005	1.4.2004	31.3.2005
26.735	13.117	–	3.837	–	–	632	16.322	12.191	10.413
18.039	13.968	– 24	–	501	– 786	–	13.659	5.584	4.380
–	– 572	–	–	–	–	– 572	–	– 2.696	–
21.890	1.285	–	1.184	–	–	501	1.968	12.338	19.922
–	–	–	–	–	–	–	–	–	–
66.664	**22.798**	**– 24**	**5.021**	**501**	**– 786**	**561**	**31.949**	**27.417**	**34.715**
76.978	14.156	13	1.812	–	–	79	15.902	60.511	61.076
190.441	123.900	31	15.235	–	– 2	2.780	136.384	42.365	54.057
41.093	25.084	23	4.506	–	2	3.362	26.253	13.705	14.840
12.396	–	–	–	–	–	–	–	11.696	12.396
320.908	**163.140**	**67**	**21.553**	**–**	**–**	**6.221**	**178.539**	**128.277**	**142.369**
1.469	390	–	–	–	–	–	390	329	1.079
2.575	–	–	–	–	–	–	–	2.500	2.575
4.592	–	–	–	–	786	–	786	2.828	3.806
689	–	–	–	–	–	–	–	689	689
–	–	–	–	–	–	–	–	13	–
19	–	–	–	–	–	–	–	19	19
57	–	–	–	–	–	–	–	72	57
9.401	**390**	**–**	**–**	**–**	**786**	**–**	**1.176**	**6.450**	**8.225**
396.973	**191.328**	**43**	**26.574**	**501**	**–**	**6.782**	**211.664**	**162.144**	**185.309**

Immaterielle Vermögenswerte

Die immateriellen Vermögenswerte enthalten Lizenzen, Patente und Software. Weiterhin werden erworbene sowie selbst erstellte Entwicklungsleistungen und erworbene Geschäfts- und Firmenwerte ausgewiesen. Der Betrag der Geschäfts- und Firmenwerte setzt sich wie folgt zusammen:

Gesellschaft	31.3.2005 in T Euro	31.3.2004 in T Euro
aus Einzelabschlüssen		
BERU Motorsport Holdings Ltd., Diss, Großbritannien[1]	795	820
BERU Eyquem SAS, Nanterre, Frankreich	22	22
	817	**842**
aus der Konsolidierung		
BERU Electronics GmbH, Bretten, Deutschland	–	–
BERU SAS, La Ferté-Macé, Frankreich	–	–
B 80 S.r.l., Biassono, Italien	1.144	1.144
BERU Microelectrónica S.A., Vitoria, Spanien	355	355
BERU S.A. de C.V., Civac-Jiutepec, Mexiko	1.035	1.035
BERU Hungaria Rt., Tiszakécske, Ungarn	141	141
BERU Motorsport Holdings Ltd., Diss, Großbritannien	–	–
BERU Korea Co. Ltd., Chungju-City, Korea	888	888
	3.563	**3.563**
aus der at equity – Bewertung		
IMPCO-BERU Technologies B.V., Delfgauw, Niederlande	–	1.179
negative Unterschiedsbeträge		
BERU Eyquem SAS, Nanterre, Frankreich	–	– 2.296
BERU SAS, La Ferté-Macé, Frankreich	–	– 356
BERU Automotive Co., Ltd., Shihung-City, Korea	–	– 44
	–	**– 2.696**
	4.380	**2.888**

[1] Der Rückgang des Geschäfts- und Firmenwertes aus dem Einzelabschluss der BERU Motorsport Holdings Ltd., Diss, Großbritannien, resultiert ausschließlich aus einer Währungsfluktuation. In lokaler Währung beträgt der Geschäfts- und Firmenwert wie auch im Vorjahr TGBP 546.

In Anwendung des IFRS 3 wurden die negativen Unterschiedsbeträge ergebnisneutral mit den Gewinnrücklagen im Eigenkapital verrechnet und sind somit aus dem Anlagevermögen abgegangen. Gleichzeitig wurde der Geschäfts- und Firmenwert an der IMPCO-BERU Technologies B.V., Delfgauw, Niederlande, in voller Höhe von T Euro 1.179 dem Beteiligungsansatz zugeordnet und ist damit erstmalig im Geschäftsjahr 2004/05 unter den Finanzanlagen ausgewiesen.

Verpfändungen oder sonstige Verfügungsbeschränkungen innerhalb der immateriellen Vermögenswerte bestehen wie auch im vorangegangenen Geschäftsjahr nicht.

Die Beurteilung der Werthaltigkeit der Geschäfts- und Firmenwerte wurde in Anwendung des IAS 36 auf Basis von zahlungsmittelgenerierenden Einheiten vorgenommen. Dazu wurde der Konzern in Ableitung der primären berichtspflichtigen Segmente in die Einheiten Erstausrüstung, Handel und Allgemeine Industrie unterteilt und einem Werthaltigkeitstest unterzogen. Für die Durchführung des Werthaltigkeitstests verweisen wir auf unsere Ausführungen unter „B. Bewertungs- und Bilanzierungsgrundsätze". Der Werthaltigkeitstest ergab keinen Abwertungsbedarf.

Im Rahmen des Erwerbs der Minderheitsanteile an der BERU Hungaria Rt., Tiszakécske, Ungarn, wurde aufgrund eines zu diesem Zeitpunkt vorliegenden negativen Eigenkapitals ein Geschäfts- und Firmenwert in Höhe von T Euro 501 erworben. Aufgrund des geringen Kaufpreises für den Anteil in Höhe von T Euro 29 wurde dem entstandenen Geschäfts- und Firmenwert keine Werthaltigkeit zugemessen. Somit erfolgte im Geschäftsjahr ebenfalls die volle erfolgswirksame Wertberichtigung dieses Geschäfts- und Firmenwertes.

Wertaufholungen wurden wie auch im Vorjahr nicht vorgenommen.

Sachanlagevermögen

Der Anstieg des Sachanlagevermögens resultiert im Wesentlichen aus Investitionen in Produktionseinrichtungen. So wurde bei der BERU TdA SAS am Standort Chazelles sur Lyon in den Aufbau neuer Produktionseinrichtungen für Zündkerzen und den Ausbau sowie die Modernisierung der Produktionskapazität investiert. Weiterhin wurde bei der BERU AG am Standort Ludwigsburg in eine neue Glühkerzenlinie und am Standort Muggendorf in die Zündspulenproduktion investiert. Zusätzlich lässt sich der Anstieg des Sachanlagevermögens auf die Anschaffung von Montagelinien zur Produktion von ISS-Systemen und PTC-Zuheizern bei der BERU Electronics GmbH, Bretten, zurückführen.

Im Sachanlagevermögen sind in Höhe von T Euro 1.075 geleaste Technische Anlagen und Maschinen sowie andere Anlagen aktiviert, die wegen der Gestaltung der ihnen zugrunde liegenden Leasingverträge („Finance Lease") dem Konzern als wirtschaftlicher Eigentümer zuzurechnen sind. Diese Vermögenswerte werden in der Produktionsstätte in Ludwigsburg verwendet. Die Leasingverträge haben Laufzeiten bis 2009. Für jeden einzelnen Vertrag besteht ein Kaufrecht oder Verlängerungsrecht bei Ablauf des Leasingvertrages. Die Details zu den Mindestleasingzahlungen der betreffenden Leasingverträge sind der unten aufgeführten Übersicht zu entnehmen. Der Buchwert der Anlagen betrug am 31. März 2005 T Euro 1.050 (Vorjahr: T Euro 0).

Im Geschäftsjahr wurden wie auch im Vorjahr keine Zuschreibungen vorgenommen.

Verpfändungen oder sonstige Verfügungsbeschränkungen innerhalb des Sachanlagevermögens bestehen wie auch im vorangegangenen Geschäftsjahr nicht.

Sachverhalte, die eine Wertminderung des Sachanlagevermögens im Sinne des IAS 36 darstellen würden, lagen nicht vor, sodass wie auch im Vorjahr keine außerplanmäßigen Abschreibungen vorgenommen wurden.

Wertaufholungen wurden wie auch im Vorjahr nicht vorgenommen.

Grundstücke und Gebäude, die eine Finanzinvestition im Sinne des IAS 40 darstellen, lagen zum Bilanzstichtag nicht vor.

in T Euro	2004/05	2003/04
Summe der künftigen Mindestleasingzahlungen		
< 1 Jahr	242	–
1 – 5 Jahre	886	–
> 5 Jahre	–	–
	1.128	**–**
In den künftigen Mindestleasingzahlungen enthaltener Zinsanteil		
< 1 Jahr	43	–
1 – 5 Jahre	73	–
> 5 Jahre	–	–
	116	**–**
Barwert der künftigen Mindestleasingzahlungen		
< 1 Jahr	199	–
1 – 5 Jahre	813	–
> 5 Jahre	–	–
	1.012	**–**

Finanzanlagevermögen

Die Anteile an assoziierten Unternehmen haben sich aufgrund einer Zuschreibung der Beteiligung an der IMPCO-BERU Technologies B.V., die nach der Equity-Methode bewertet wird, in Höhe von T Euro 779 (Vorjahr: T Euro 602) erhöht. Der daraus entstandene Ertrag wurde dem Finanzergebnis zugeordnet. Im Laufe des Geschäftsjahres wurde von der IMPCO-BERU Technologies B.V. eine Dividende in Höhe von T Euro 980 ausgeschüttet. Wie bereits bei den Immateriellen Vermögenswerten beschrieben erfolgte der Ausweis des Geschäfts- und Firmenwertes an der IMPCO-BERU Technologies B.V. im abgelaufenen Geschäftsjahr erstmals im Finanzanlagevermögen und wurde den Anteilen an assoziierten Unternehmen mit zugeordnet.

Die Ausleihungen an verbundene und nicht in den Konsolidierungskreis einbezogene Unternehmen wurden um T Euro 75, aufgrund einer Ausleihung an die BERU Corporation, Tokio, Japan, erhöht. Sie betragen im Geschäftsjahr 2004/05 T Euro 2.575 (Vorjahr: T Euro 2.500). In den Finanzanlagen ist ein Darlehen an die BERU-Eichenauer GmbH, einer Joint-Venture-Beteiligung der BERU AG, in Höhe von T Euro 2.500 unverändert zum Vorjahr enthalten.

Sachverhalte, die eine Wertminderung der Finanzanlagen gemäß des IAS 39 darstellen würden, lagen nicht vor, sodass keine außerplanmäßigen Abschreibungen vorgenommen wurden.

Wertaufholungen wurden wie auch im Vorjahr nicht vorgenommen.

Die Beteiligung an der TecCom GmbH, München, in Höhe von T Euro 500 (Vorjahr: T Euro 500) wurde als zur Veräußerung verfügbar qualifiziert und zu fortgeführten Anschaffungskosten bewertet.

Die Beteiligungen der BERU Aktiengesellschaft sind in der folgenden Übersicht dargestellt:

	Eigenkapital zum 31.3.2005			Anteil
	Landeswährung		T Euro[1]	%
Anteile an verbundenen Unternehmen				
In den Konzernabschluss einbezogene Gesellschaften				
Inland				
BERU Electronics GmbH, Bretten[2]	T Euro	11.526	11.526	100
Ausland				
BERU SAS, La Ferté-Macé/Frankreich	T Euro	5.772	5.772	100
BERU Eyquem SAS, Nanterre/Frankreich	T Euro	– 1.861	– 1.861	100
Eyquem SNC, Nanterre/Frankreich	*T Euro*	– 1.321	– 1.321	100
BERU TdA SAS, Chazelles sur Lyon/Frankreich	T Euro	26.809	26.809	100
B 80 S.r.l., Biassono/Italien	T Euro	6.790	6.790	100
BERU Automotive Co., Ltd., Shihung-City/Korea	TKRW	6.465.635	4.854	100
BERU S.A. de C.V., Jiutepec, Estado de Morelos/Mexiko[3]	TMXN	48.049	3.309	100
BERU Microelectrónica S.A., Vitoria/Spanien (Simesa)	T Euro	7.081	7.081	100
BERU Korea Co. Ltd., Chungju-City/Korea	TKRW	4.213.650	3.163	51
BERU Motorsport Holdings Limited, Diss/Großbritannien[4]	TGBP	– 319	– 463	100
BERU Hungaria Rt., Tiszakécske/Ungarn[5]	THUF	64.010	259	100
BERU Italia S.r.l., Cassina de Pecchi/Italien[6, 7]	T Euro	48	48	100
Nicht in den Konzernabschluss einbezogene Gesellschaften				
Inland				
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg	T Euro	37	37	100
BERU-Eichenauer GmbH, Hatzenbühl	T Euro	2.281	2.281	50
Ausland				
BERU Corporation, Vienna, Virginia/USA	TUSD	200	164	100
BERU Corporation, Tokio/Japan[6]	TYPN	26.191	189	100
BERU Diesel Start Systems Pvt. Ltd., Poona/Indien[6]	TINR	39.060	721	49
Simesa Brasil Ltda., São Paulo/Brasilien[3, 8]	TBRL	59	–	100
Anteile an assoziierten Unternehmen und Beteiligungen				
Im Konzern nach der Equity-Methode bewertete Unternehmen				
Ausland				
IMPCO-BERU Technologies B.V., Delfgauw/Niederlande[9, 10]	T Euro	5.365	5.365	49
Übrige Beteiligungen				
Inland				
TecCom GmbH, München[3]	T Euro	3.861	3.861	1,7

1 Umrechnung mit den offiziellen Umrechnungskursen beziehungsweise Mittelkursen zum 31. März 2005
2 Gewinnabführungsvertrag mit BERU AG, Eigenkapital und Jahresergebnis einschließlich Betriebsstätte in Tralee
3 Eigenkapital und Jahresergebnis jeweils zum 31. Dezember 2004
4 Eigenkapital und Jahresergebnis jeweils zum 31. März 2005
Eigenkapital und Jahresergebnis konsolidiert einschließlich BERU F1 Systems Ltd., Diss/Großbritannien
5 Im Geschäftsjahr 2004/05 wurde auf der Hauptversammlung der REMIX Group Electronics Rt. eine Kapitalerhöhung beschlossen und ins Handelsregister eingetragen. Gleichzeitig wurde die Gesellschaft in BERU Hungaria Rt. umbenannt
6 *Eigenkapital und Jahresergebnis jeweils zum 31. März 2004*
7 Aus gesellschaftsrechtlichen Gründen der jeweiligen Länder besitzt die BERU Electronics GmbH Minderheitsanteile von 10% an BERU Italia S.r.l.
8 Die Anteile werden von der BERU Microelectrónica, Vitoria/Spanien, gehalten
9 Eigenkapital und Jahresergebnis zum 31. Dezember 2004
10 Die übrigen Anteile werden von der IMPCO Technologies Inc. gehalten

	Umsatz zum 31.3.2005		
	Landeswährung		T Euro[1]
Anteile an verbundenen Unternehmen			
In den Konzernabschluss einbezogene Gesellschaften			
Inland			
BERU Electronics GmbH, Bretten[2]	T Euro	91.094	91.094
Ausland			
BERU SAS, La Ferté-Macé/Frankreich	T Euro	9.383	9.383
BERU Eyquem SAS, Nanterre/Frankreich	T Euro	18.146	18.146
Eyquem SNC, Nanterre/Frankreich	T Euro	14.373	14.373
BERU TdA SAS, Chazelles sur Lyon/Frankreich	T Euro	36.142	36.142
B 80 S.r.l., Biassono/Italien	T Euro	6.099	6.099
BERU Automotive Co., Ltd., Shihung-City/Korea	TKRW	10.834.472	7.785
BERU S.A. de C.V., Jiutepec, Estado de Morelos/Mexiko[3]	TMXN	87.452	6.233
BERU Microelectrónica S.A., Vitoria/Spanien (Simesa)	T Euro	5.911	5.911
BERU Korea Co. Ltd., Chungju-City/Korea	TKRW	20.522.227	14.746
BERU Motorsport Holdings Limited, Diss/Großbritannien[4]	TGBP	3.713	5.445
BERU Hungaria Rt., Tiszakécske/Ungarn[5]	THUF	1.155	4.659
BERU Italia S.r.l., Cassina de Pecchi/Italien[6, 7]	T Euro	6.332	6.332
Nicht in den Konzernabschluss einbezogene Gesellschaften			
Inland			
Hakatherm Elektronik Verwaltungs GmbH, Ludwigsburg	T Euro	–	–
BERU-Eichenauer GmbH, Hatzenbühl	T Euro	11.249	11.249
Ausland			
BERU Corporation, Vienna, Virginia/USA	TUSD	581	462
BERU Corporation, Tokio/Japan[6]	TYPN	20.987	155
BERU Diesel Start Systems Pvt. Ltd., Poona/Indien[6]	TINR	111.138	1.968
Simesa Brasil Ltda., São Paulo/Brasilien[3, 8]	TBRL	–	–
Anteile an assoziierten Unternehmen und Beteiligungen			
Im Konzern nach der Equity-Methode bewertete Unternehmen			
Ausland			
IMPCO-BERU Technologies B.V., Delfgauw/Niederlande[9, 10]	T Euro	14.108	14.108
Übrige Beteiligungen			
Inland			
TecCom GmbH, München[3]	T Euro	3.040	3.040

2. Vorräte

Die Entwicklung des Vorratsvermögens ist in der nachfolgenden Übersicht dargestellt:

in T Euro	31.3.2005	31.3.2004
Roh-, Hilfs- und Betriebsstoffe	21.048	18.694
Handelswaren	3.329	3.200
Unfertige Erzeugnisse	16.854	13.210
Fertige Erzeugnisse	18.867	19.637
Geleistete Anzahlungen	643	869
	60.741	**55.610**

Insgesamt wurden Abwertungen in Höhe von T Euro 7.353 (Vorjahr: T Euro 7.670) auf das Vorratsvermögen vorgenommen, sodass der Bestand der Vorräte vor Abwertungen T Euro 68.094 (Vorjahr: T Euro 62.824) beträgt.

Der Anstieg des Vorratsvermögens ist im Wesentlichen durch die gestiegenen Produktionsvolumina in einigen Produktionsgesellschaften wie der BERU Aktiengesellschaft, Ludwigsburg, der BERU Electronics GmbH, Bretten, und ihrer Betriebsstätte in Tralee, Irland, sowie bei der BERU TdA SAS, Chazelles sur Lyon, Frankreich, begründet.

Zum Nettoveräußerungswert bilanzierte Vorräte lagen wie auch im Vorjahr nicht vor.

Erfolgswirksame Wertaufholungen wurden ebenfalls wie auch im Vorjahr nicht vorgenommen.

3. Forderungen und sonstige Vermögenswerte

	31.3.2005				31.3.2004			
		Restlaufzeit				Restlaufzeit		
in T Euro	Summe	< 1 Jahr	1 – 5 Jahre	> 5 Jahre	Summe	< 1 Jahr	1 – 5 Jahre	> 5 Jahre
Forderungen aus Lieferungen und Leistungen	75.794	75.536	258	–	73.718	73.547	171	–
Forderungen								
gegen verbundene Unternehmen	290	290	–	–	–	–	–	–
gegen assoziierte Unternehmen	–	–	–	–	–	–	–	–
gegen Beteiligungsunternehmen	194	194	–	–	210	210	–	–
aus Steuerzahlungen	3.154	2.885	269	–	4.533	4.130	403	–
aus Zinsen	417	417	–	–	1.428	1.428	–	–
gegen Mitarbeiter	70	69	–	1	84	84	–	–
Derivative Finanzinstrumente	181	181	–	–	299	299	–	–
Übrige Vermögenswerte	1.967	1.965	2	–	1.955	1.775	180	–
Übrige Forderungen und Sonstige Vermögenswerte	6.273	6.001	271	1	8.509	7.926	583	–
	82.067	**81.537**	**529**	**1**	**82.227**	**81.473**	**754**	**–**

Der Anstieg der Forderungen aus Lieferungen und Leistungen resultiert aus der Ausweitung des Geschäftsumfangs des BERU Konzerns.

Die Forderungen gegen verbundene Unternehmen beinhalten ausschließlich Forderungen aus Lieferungen und Leistungen und bestehen gegenüber nicht in den Konsolidierungskreis einbezogenen verbundenen Unternehmen. In den Forderungen gegen verbundene Unternehmen ist eine Forderung gegen die BorgWarner GmbH, Heidelberg, in Höhe von T Euro 273 enthalten, die aufgrund einer Nachteilsausgleichsvereinbarung an die BERU Aktiengesellschaft, Ludwigsburg, gewährt wurde.

Die Forderungen gegen Beteiligungsunternehmen beinhalten ebenfalls ausschließlich Forderungen aus Lieferungen und Leistungen.

Die ausgewiesenen Werte für derivative Finanzinstrumente entsprechen den Marktwerten. Diese resultieren aus Devisentermingeschäften der BERU Aktiengesellschaft.

Die Übrigen Vermögenswerte beinhalten aktive Rechnungsabgrenzungen in Höhe von T Euro 601 (Vorjahr: T Euro 475) und Forderungen aus der Gewährung der Investitionszulage bei der BERU Aktiengesellschaft in Höhe von T Euro 36 (Vorjahr: T Euro 133). Weiterhin enthalten die Übrigen Vermögenswerte Erstattungsansprüche aus Anlagen der Pensionsverpflichtungen in Höhe von T Euro 93 (Vorjahr: T Euro 223).

Bei den Forderungen und Sonstigen Vermögenswerten, die zu fortgeführten Anschaffungskosten bewertet werden, entsprechen die im normalen Geschäftsverlauf erzielbaren Beträge den Buchwerten.

Die BERU Aktiengesellschaft und die Tochtergesellschaften der BERU Gruppe sind Zins-, Wechselkurs- und Ausfallrisiken ausgesetzt. Weiterhin bestehen Wechselkursrisiken, welche durch Devisentermingeschäfte abgesichert werden. Diese werden in der Anhangsziffer „Derivative Finanzinstrumente" erläutert.

Ausfallrisiken wird durch die Bildung von Wertberichtigungen in ausreichendem Umfang Rechnung getragen. Die im Geschäftsjahr vorgenommenen Wertberichtigungen belaufen sich auf T Euro 937 (Vorjahr: T Euro 2.357).

4. Wertpapiere

in T Euro	31.3.2005	31.3.2004
Aktien und Investmentanteile	2.705	2.626
Festverzinsliche Wertpapiere	29.585	62.234
Übrige Wertpapiere	18	335
	32.308	**65.195**

Die Festverzinslichen und die Übrigen Wertpapiere enthalten wie auch im Vorjahr keine Titel, die innerhalb von drei Monaten nach dem Bilanzstichtag fällig werden. Weiterhin sind in Höhe von T Euro 22.585 (Vorjahr: T Euro 47.200) Titel, die nicht innerhalb von zwölf Monaten nach dem Bilanzstichtag fällig werden, enthalten.

Alle Wertpapiere sind als „zur Veräußerung verfügbar" klassifiziert und wurden wie auch im Vorjahr zum am Bilanzstichtag vorliegenden Marktwert bilanziert.

Es wurden im abgelaufenen sowie im vorangegangenen Geschäftsjahr keine Verpfändungen oder Abtretungen von Wertpapieren vorgenommen.

Der durchschnittlich gewichtete Zinssatz der Wertpapiere hat sich, gegliedert nach der Restlaufzeit, wie folgt entwickelt:

		31.3.2005		31.3.2004	
in T Euro	Restlaufzeit in Jahren	Buchwert	Zinssatz	Buchwert	Zinssatz
Festverzinsliche Wertpapiere					
	< 1 Jahr	7.000	2,67%	16.371	2,70%
	1 – 5 Jahre	19.585	2,83%	37.739	4,16%
	> 5 Jahre	3.000	3,20%	8.124	4,13%
		29.585		**62.234**	
Sonstige Wertpapiere		2.723		2.961	
		32.308		**65.195**	

5. Flüssige Mittel

in T Euro	31.3.2005	31.3.2004
Schecks, Kassenbestand und Bundesbankguthaben	27	10
Guthaben bei Kreditinstituten	68.310	39.760
	68.337	**39.770**

6. Latente Steuern

Der Bestand an aktiven und passiven latenten Steuern zum 31. März ist folgenden Posten zuzuordnen:

	Aktive latente Steuern		Passive latente Steuern	
in T Euro	31.3.2005	31.3.2004	31.3.2005	31.3.2004
Immaterielle Vermögenswerte und Sachanlagevermögen	696	640	14.569	13.010
Finanzanlagen	–	–	–	–
Vorräte	201	309	395	1.588
Forderungen und Sonstige Vermögenswerte	315	483	340	222
Wertpapiere und flüssige Mittel	3	–	30	55
Steuerlicher Ausgleichsposten	356	334	–	–
Eigenkapital	–	–	–	–
Sonderposten mit Rücklageanteil	136	–	–	–
Rückstellungen	4.020	3.453	109	39
Verbindlichkeiten	253	238	236	231
Steuerliche Verlustvorträge	1.856	619	–	–
Sonstige	–	–	–	–
	7.836	**6.076**	**15.679**	**15.145**

Wertberichtigungen auf aktivierte latente Steuern werden vorgenommen, wenn hinsichtlich der Realisierbarkeit Unsicherheiten bestehen. Zur Bestimmung dieser Abwertungen werden alle positiven und negativen Einflussfaktoren für ein ausreichend hohes Einkommen in der Zukunft berücksichtigt, wobei die zugrunde liegenden Einschätzungen im Zeitablauf Änderungen unterliegen können.

Der Betrag der latenten Steuern, der im Berichtsjahr über das Eigenkapital erfasst wurde, beläuft sich auf T Euro 3 (Vorjahr: T Euro 3).

7. Eigenkapital

Die Veränderung des Eigenkapitals der BERU Gruppe ist aus der Darstellung der Eigenkapitalentwicklung ersichtlich.

Gezeichnetes Kapital

Das gezeichnete Kapital der BERU Aktiengesellschaft, Ludwigsburg, beträgt unverändert zum Vorjahr T Euro 26.000. Es setzt sich aus 10.000.000 nennwertlosen Stückaktien, die sämtlich auf den Inhaber lauten, zusammen. Mit Beschluss der Hauptversammlung vom 14. September 2004 wurde die Gesellschaft wie bereits im letzten Jahr ermächtigt, eigene Aktien, auf die ein Anteil am Grundkapital von bis zu 10% des derzeitigen Grundkapitals entfällt, zu erwerben. Die Ermächtigung ist bis zum 13. März 2006 begrenzt. Von dieser Ermächtigung machte die Gesellschaft in diesem Geschäftsjahr zwischenzeitlich Gebrauch. Allerdings wurden die eigenen Anteile wieder veräußert, sodass am Bilanzstichtag tatsächlich 10.000.000 (Vorjahr: 10.000.000) der Aktien in Umlauf waren und keine eigenen Anteile gehalten wurden.

Die Entwicklung der Anzahl der sich im Umlauf befindlichen Aktien stellt sich wie folgt dar:

Angaben in Stück	2004/05	2003/04
nennwertlose Stückaktien	10.000.000	10.000.000
Eigene Anteile	–	–
Im Umlauf befindliche Aktien, gesamt	**10.000.000**	**10.000.000**

Ein genehmigtes Kapital hat zum 31. März 2005 und zum 31. März 2004 nicht vorgelegen.

Kapitalrücklage

Die Kapitalrücklage enthält die Aufgelder aus der Ausgabe von Aktien. Sie beträgt unverändert zum Vorjahr T Euro 73.147.

Gewinnrücklagen

Die Gewinnrücklagen enthalten die in der Vergangenheit erzielten Ergebnisse der in den Konzernabschluss einbezogenen Unternehmen, soweit sie nicht ausgeschüttet wurden. Bestandteil der Gewinnrücklagen sind auch die erfolgsneutralen Anpassungen im Rahmen der erstmaligen Anwendung der IFRS. Aktive Unterschiedsbeträge aus der Kapitalkonsolidierung sind nicht in den Gewinnrücklagen enthalten. Allerdings sind in Anwendung des IFRS 3 die passivischen Unterschiedsbeträge aus der Kapitalkonsolidierung in das Eigenkapital umgegliedert worden und somit in den anderen Gewinnrücklagen mit einem Betrag von T Euro 2.696 enthalten. Aus der Veräußerung der eigenen Anteile ist der BERU Aktiengesellschaft, Ludwigsburg, ein Ertrag in Höhe von T Euro 9 entstanden. Dieser Betrag wurde erfolgsneutral direkt den Anderen Gewinnrücklagen zugerechnet.

Weiterhin werden Differenzen aus der erfolgsneutralen Währungsumrechnung von Abschlüssen ausländischer Tochterunternehmen und die Effekte aus der erfolgsneutralen Erfassung von Marktwertänderungen von Finanzinstrumenten nach Steuern mit einbezogen. Eine detaillierte Aufstellung der Veränderung der Gewinnrücklagen ergibt sich aus der Eigenkapitalveränderungsrechnung.

Anteile anderer Gesellschafter

Die Anteile anderer Gesellschafter enthalten den Kapitalanteil, den anteiligen Konzernjahresüberschuss und die anteiligen Währungseffekte an folgenden Gesellschaften:

	Fremdanteil in%	31.3.2005 in T Euro	31.3.2004 in T Euro
BERU Hungaria Rt., Ungarn	0,00	–	– 492
BERU Korea Co. Ltd., Korea	49,00	2.350	2.032
		2.350	**1.540**

Zum Erwerb des Minderheitenanteils an der BERU Hungaria Rt. verweisen wir auf unsere Ausführungen unter „D. Veränderungen des Konsolidierungskreises".

8. Rückstellungen

Rückstellungen für Pensionen

Pensionsrückstellungen werden für Verpflichtungen aus Anwartschaften und aus laufenden Leistungen an berechtigte aktive und ehemalige Mitarbeiter sowie deren Hinterbliebene der BERU Gruppe gebildet. Die betriebliche Altersversorgung ist durch einen leistungsorientierten Versorgungsplan geregelt, wobei die zugesagten Leistungen an aktive und frühere Mitarbeiter durch das Unternehmen erfüllt werden. Die Finanzierung erfolgt zum größten Teil durch die Dotierung von Rückstellungen sowie durch ein fondsfinanziertes Versorgungssystem. Übersteigt das Fondsvermögen die Verpflichtungen aus den Pensionszusagen, wird nach IAS 19 ein Aktivposten innerhalb der Übrigen Vermögenswerte ausgewiesen. Soweit das Fondsvermögen die Verpflichtung nicht deckt, wird die Nettoverpflichtung unter den Pensionsrückstellungen passiviert.

Die Höhe der Pensionsverpflichtung (Anwartschaftsbarwert der Versorgungszusagen) wurde nach versicherungsmathematischen Methoden berechnet, für die Schätzungen unumgänglich sind. Dabei spielen neben den Annahmen zur Lebenserwartung die folgenden Prämissen eine Rolle, die von der wirtschaftlichen Situation des jeweiligen Landes abhängen.

	Deutschland		Frankreich	
in Prozent (31.3.)	2005	2004	2005	2004
Abzinsungsfaktor	4,2%–5,2%	4,8%–5,75%	4,5%	4,8%
Gehaltstrend	2,5%–2,7%	2,2%–2,5%	3,5%	3,5%
Rententrend	1,5%	1,5%	2,0%	2,0%
Fluktuationsrate	4,4%	4,2%	–	–

Alle weiteren Faktoren anderer Gesellschaften sind aufgrund der Höhe der Pensionsrückstellungen von untergeordneter Bedeutung.

Der Gehaltstrend umfasst erwartete zukünftige Gehaltssteigerungen, die unter anderem in Abhängigkeit von Inflation und der Unternehmenszugehörigkeit jährlich geschätzt werden.

Die Rückstellungen für Pensionen setzen sich wie folgt zusammen:

in T Euro	31.3.2005	31.3.2004
Barwert der rückstellungsfinanzierten Versorgungsansprüche	18.185	16.383
Barwert der fondsfinanzierten Versorgungsansprüche	802	437
Anwartschaftsbarwert der Versorgungszusagen (Defined Benefit Obligation)	18.987	16.820
Zeitwert des Planvermögens	– 811	– 663
Nettoverpflichtung	18.176	16.157
Anpassungsbetrag aufgrund versicherungsmathematischer Gewinne und Verluste	– 1.929	– 476
Bilanzwert zum 31.3.	16.247	15.681
– davon Pensionsrückstellung	16.340	15.904
– davon Vermögenswert	93	223

Die Nettoschuld der bilanzierten Beträge hat sich im Zeitablauf wie folgt entwickelt:

in T Euro	2004/05		2003/04	
Nettoschuld der bilanzierten Beträge am 1.4.		15.681		14.542
Aufwand des Geschäftsjahres				
laufender Dienstzeitaufwand	1.026		833	
Zinsaufwand	688		843	
erwartete Erträge aus Planvermögen	– 51		– 28	
erfasster versicherungsmathematischer Gewinn/Verlust	342		– 227	
Veränderung durch Planeinführung/-änderung	68	2.073	68	1.489
Gezahlte Versorgungsleistungen		– 1.453		– 1.316
Konsolidierungskreisänderung		–		982
Währungskursänderung		– 54		– 16
Nettoschuld der bilanzierten Beträge am 31.3.		**16.247**		**15.681**

Der für beitragsorientierte Versorgungspläne in der Berichtsperiode im Ergebnis erfasste Aufwand beläuft sich auf T Euro 261 (Vorjahr: T Euro 119).

Rückstellungen für Steuern

Die Rückstellungen für Steuern enthalten Verpflichtungen für Steuern vom Einkommen und vom Ertrag für das abgelaufene Geschäftsjahr bzw. für vorangegangene Geschäftsjahre.

Der Anstieg der Rückstellungen für Steuern ist auf die Einbuchung der Nachzahlungsverpflichtungen aus der Betriebsprüfung für den Zeitraum 1997/98 bis 2001/02 zurückzuführen. Weiterhin wurden in der Rückstellung die steuerlichen Mehraufwendungen berücksichtigt, die aus Erkenntnissen der Betriebsprüfung resultieren, allerdings den Zeitraum zwischen dem 1. April 2002 und dem 31. März 2005 betreffen. Insgesamt wurde eine Rückstellung für Steuerverpflichtungen aus der Betriebsprüfung in Höhe von T Euro 10.154 gebildet.

Die Rückstellungen für Steuerverpflichtungen setzen sich wie folgt zusammen:

		Fälligkeit				Fälligkeit		
in T Euro	Stand 31.3.2005	< 1 Jahr	1–5 Jahre	> 5 Jahre	Stand 31.3.2004	< 1 Jahr	1–5 Jahre	> 5 Jahre
Steuern vom Einkommen und Ertrag	12.202	12.202	–	–	2.060	2.060	–	–
Vermögensteuer	17	17	–	–	472	472	–	–
Umsatzsteuer	379	379	–	–	447	447	–	–
Sonstige	477	477	–	–	175	175	–	–
	13.075	**13.075**	**–**	**–**	**3.154**	**3.154**	**–**	**–**

Sonstige Rückstellungen

Die Sonstigen Rückstellungen haben sich im abgelaufenen Geschäftsjahr wie folgt entwickelt:

in T Euro	Stand 1.4.2004	Konzern-zugang	Verbrauch	Auflösung	Zuführung	Währungs-differenz	Stand 31.3.2005
Verpflichtungen aus dem Personal- und Sozialbereich	15.749	–	12.231	10	13.557	– 7	17.058
Verpflichtungen aus dem laufenden Geschäftsbetrieb	8.426	–	3.347	3.628	9.242	21	10.714
Andere Verpflichtungen	5.889	–	4.448	335	7.997	– 5	9.098
	30.064	**–**	**20.026**	**3.973**	**30.796**	**9**	**36.870**

In den Rückstellungen für Verpflichtungen aus dem Personal- und Sozialbereich sind im Wesentlichen Verpflichtungen für Urlaubsansprüche sowie Gleitzeitguthaben, Gewinnbeteiligungen und Tantiemen, Altersteilzeit, Jubiläumsaufwendungen und Weihnachtszuwendungen enthalten.

Die Rückstellungen für Verpflichtungen aus dem laufenden Geschäftsbetrieb enthalten Vorsorgen für Garantieverpflichtungen und für drohende Verluste aus schwebenden Geschäften.

Die Rückstellung für andere Verpflichtungen deckt eine Vielzahl von verschiedenen, erkennbaren Einzelrisiken und ungewissen Verpflichtungen, wobei ausstehende Rechnungen einen wesentlichen Teil darstellen.

Die Fälligkeiten der Rückstellungen sind in der folgenden Übersicht dargestellt:

		Fälligkeit				Fälligkeit		
in T Euro	Stand 31.3.2005	< 1 Jahr	1–5 Jahre	> 5 Jahre	Stand 31.3.2004	< 1 Jahr	1–5 Jahre	> 5 Jahre
Verpflichtungen aus dem Personal- und Sozialbereich	17.058	13.007	3.100	951	15.749	12.749	2.216	784
Verpflichtungen aus dem laufenden Geschäftsbetrieb	10.714	7.989	2.725	–	8.425	6.194	2.231	–
Andere Verpflichtungen	9.098	8.681	417	–	5.890	5.890	–	–
	36.870	**29.677**	**6.242**	**951**	**30.064**	**24.833**	**4.447**	**784**

9. Verbindlichkeiten

in T Euro	Stand 31.3.2005	davon mit einer Restlaufzeit < 1 Jahr	1–5 Jahre	> 5 Jahre	Stand 31.3.2004	davon mit einer Restlaufzeit < 1 Jahr	1–5 Jahre	> 5 Jahre
Verbindlichkeiten gegenüber Kreditinstituten	22.544	8.884	10.886	2.774	26.815	9.479	12.786	4.550
Verbindlichkeiten aus Lieferungen und Leistungen	17.994	17.553	441	–	23.069	23.069	–	–
Wechselverbindlichkeiten	3.867	3.747	120	–	1.041	1.041	–	–
Verbindlichkeiten gegen verbundene Unternehmen	1.863	1.863	–	–	1.843	1.843	–	–
Verbindlichkeiten aus Steuern	2.620	2.620	–	–	2.605	2.605	–	–
Verbindlichkeiten im Rahmen der sozialen Sicherheit	3.084	3.084	–	–	3.195	3.195	–	–
Derivative Finanzinstrumente	57	57	–	–	60	60	–	–
Übrige Sonstige Verbindlichkeiten	3.244	3.026	172	46	4.975	4.521	356	98
Sonstige Verbindlichkeiten	14.735	14.397	292	46	13.719	13.265	356	98
	55.273	**40.834**	**11.619**	**2.820**	**63.603**	**45.813**	**13.142**	**4.648**

Die Buchwerte der Verbindlichkeiten entsprechen den beizulegenden Zeitwerten.

Die Verbindlichkeiten gegenüber Kreditinstituten sind durch Grundpfandrechte über nominal T Euro 9.203 (Vorjahr: T Euro 9.203) gesichert. Zur Darstellung der bestehenden Zinsrisiken soll die folgende Übersicht Aufschluss geben:

in T Euro	Restlaufzeit in Jahren	31.3.2005 Buchwert	31.3.2005 Zinssatz	31.3.2004 Buchwert	31.3.2004 Zinssatz
Darlehensverpflichtungen	< 1 Jahr	3.432	bis 5,75%	3.432	bis 5,75%
	< 5 Jahre	10.648	bis 5,75%	12.336	bis 5,75%
	< 10 Jahre	2.773	bis 2,86%	4.517	bis 4,5%
Kontokorrentkredite	< 1 Jahr	5.452	bis 5,7%	6.080	bis 4,5%
	< 5 Jahre	239	bis 5,4%	450	bis 4,5%
		22.544		**26.815**	

Insgesamt wurde den Gesellschaften der BERU Gruppe bei Kreditinstituten eine Kreditlinie von T Euro 58.857 (Vorjahr: T Euro 64.480) eingeräumt.

Die in den Sonstigen Verbindlichkeiten enthaltenen Posten aus derivativen Finanzinstrumenten sind unter der folgenden Anhangsziffer näher erläutert.

Die in den übrigen Sonstigen Verbindlichkeiten enthaltene Rechnungsabgrenzung enthält sowohl Zuwendungen der öffentlichen Hand in Höhe von T Euro 1.673 (Vorjahr: T Euro 1.916) als auch übrige Abgrenzungen in Höhe von T Euro 19 (Vorjahr: T Euro 44). Weiterhin enthalten die übrigen Sonstigen Verbindlichkeiten Provisionsverpflichtungen in Höhe von T Euro 173 (Vorjahr: T Euro 241) und kreditorische Debitoren in Höhe von T Euro 154 (Vorjahr: T Euro 247).

Die Zuwendungen betreffen Investitionszuschüsse und -zulagen, die der Investitionsförderung dienen sollen. Dabei handelt es sich um Zuschüsse der BERU Aktiengesellschaft auf Investitionen in der Betriebsstätte Neuhaus-Schierschnitz, die der Freistaat Thüringen im Rahmen der Gemeinschaftsaufgabe (GA) „Verbesserung der regionalen Wirtschaftsstruktur" und des Europäischen Fonds für regionale Entwicklung (EFRE) gewährt hat. Weiterhin sind Zuschüsse der irischen Betriebsstätte der BERU Electronics GmbH, Bretten, und der spanischen Tochtergesellschaft BERU Microelectrónica S.A. ausgewiesen. Der irische Staat gewährt als Investitionsanreiz auf die Anschaffung bestimmter Vermögenswerte Zuschüsse zwischen 35% und 55% der Anschaffungskosten, für die anteilsmäßig eine Rückzahlungsverpflichtung besteht, falls die Betriebsstätte innerhalb der darauf folgenden elf Jahre aufgelöst werden sollte. Diese Rückzahlungsverpflichtung vermindert sich folglich zum Jahresende um 10%. Der spanische Staat und die baskische Regionalregierung gewähren unter verschiedenen, häufig wechselnden Programmen ebenfalls Zuschüsse als Investitionsanreize für Anlagevermögen.

Zusätzlich hat die BERU Aktiengesellschaft Investitionszulagen nach § 2 Investitionszulagengesetz 1999 für betriebliche Investitionen im Fördergebiet der neuen Bundesländer erhalten.

10. Derivative Finanzinstrumente

Als international operierendes Unternehmen ist die BERU Gruppe im Rahmen ihrer operativen Geschäftstätigkeit unterschiedlichen Risiken ausgesetzt.

Bei diesen Risiken handelt es sich um **Währungsrisiken**, die aus Tätigkeiten in verschiedenen Währungsräumen resultieren, um **Ausfallrisiken**, die durch die Nichterfüllung von vertraglichen Verpflichtungen durch Vertragspartner begründet sind, und um **Zinsrisiken**, die sich aus variabel verzinslichen Geldanlagen und -aufnahmen ergeben.

Zur Beurteilung und Berücksichtigung solcher Risiken hat die BERU Gruppe durch ein zentralisiertes Risikomanagementsystem Grundsätze definiert, die einer einheitlichen und systematischen Erfassung und Bewertung von derartigen Risiken dienen. Zur Überprüfung der Einhaltung aller Grundsätze erfolgt innerhalb der BERU Gruppe eine kontinuierliche Berichterstattung. Dadurch können auftretende Risiken zeitnah identifiziert und analysiert werden.

Um die beschriebenen Risiken zu minimieren, werden Derivative Finanzinstrumente eingesetzt. Hedge-Accounting im Sinne des IAS 39 kommt zurzeit jedoch nicht zur Anwendung.

Währungsrisiken: Zur Absicherung von auf fremde Währung lautende Vermögenswerte, Schulden, sonstige Verpflichtungen und erwartete zukünftige Zahlungsströme werden Devisentermingeschäfte eingesetzt. Die Fälligkeit von Terminkontrakten richtet sich nach dem erwarteten Zahlungsstrom. Grundsätzlich werden jedoch keine Vertragsverhältnisse mit einer Laufzeit von mehr als einem Jahr abgeschlossen. Die Nominalwerte der Devisentermingeschäfte betragen T Euro 8.545. Die abgesicherten Währungsrisiken betreffen ausschließlich USD.

Ausfallrisiken: Die BERU Gruppe ist Ausfallrisiken ausgesetzt, wenn Vertragspartner ihren Verpflichtungen nicht nachkommen. Zur Vermeidung derartiger Risiken werden Kontrakte nur mit Vertragspartnern erstklassiger Bonität abgeschlossen. Es bestand an den Stichtagen 31. März 2005 und 31. März 2004 kein wesentliches Ausfallrisiko, sodass nach Auffassung der Geschäftsführung das Risiko der Nichterfüllung durch die Vertragspartner sehr gering, abschließend jedoch nicht vollständig auszuschließen ist. Das Ausfallrisiko wird durch den Abschluss von Delkredere-Versicherungen vermindert. Soweit bei einzelnen finanziellen Vermögenswerten Ausfallrisiken erkennbar sind, werden diese Risiken durch Wertberichtigungen erfasst. Somit gibt die bilanzierte Höhe von finanziellen Vermögenswerten ungeachtet bestehender Sicherheiten das maximale Ausfallrisiko für den Fall an, dass die Vertragspartner ihren Zahlungsverpflichtungen nicht nachkommen. Eine Konzentration von Ausfallrisiken aus Geschäftsbeziehungen zu einzelnen Schuldnern bzw. Schuldnergruppen ist nicht erkennbar.

Zinsrisiken: Die BERU Gruppe ist außerdem Zinsschwankungen ausgesetzt. Die zinssensiblen Aktiva und Passiva beziehen sich auf Wertpapiere und Schulden. Zurzeit liegen innerhalb der gesamten Gruppe jedoch keine derivativen Finanzinstrumente vor, die eine Absicherung des Zinsrisikos beinhalten. Nach Einschätzung der Geschäftsführung bestehen aus Zinsschwankungen zurzeit nur geringe Risiken. Zur Darstellung der Zinsrisiken verweisen wir auf die Ausführungen zu „Forderungen und Sonstige Vermögenswerte" und zu „Verbindlichkeiten". Zur Absicherung langfristig laufender Darlehen hat BERU für verschiedene Darlehen Zins-Cap-Geschäfte abgeschlossen. Diese Geschäfte begrenzen variabel abgeschlossene Darlehen auf einen Höchstzinssatz.

Die den Derivativen Finanzinstrumenten zugrunde liegenden Nominalvolumina sowie deren Marktdaten sind in der folgenden Tabelle aufgeführt:

	Nominalvolumen		Marktwert	Nominalvolumen		Marktwert
in T Euro	Gesamt 31.3.2005	Restlaufzeit > 1 Jahr	31.3.2005	Gesamt 31.3.2004	Restlaufzeit > 1 Jahr	31.3.2004
Devisentermingeschäfte	8.545	–	124	9.686	–	239
Zins-Cap-Geschäfte	8.333	8.333	13	8.333	8.333	141

Das Nominalvolumen von Derivativen Finanzinstrumenten bezeichnet die rechnerische Bezugsgröße, aus der sich die Zahlungen ableiten. Das Risiko ergibt sich daher nicht aus dem Nominalvolumen, sondern aus den darauf bezogenen Wechselkurs- und Zinsänderungen.

Der Marktwert entspricht den Gewinnen und Verlusten bei einer fiktiven Glattstellung der Derivate zum Bilanzstichtag, der mittels standardisierter Bewertungsverfahren ermittelt wird.

11. Sonstige finanzielle Verpflichtungen und Eventualverpflichtungen

Sonstige finanzielle Verpflichtungen betreffen neben Rahmenverträgen über die Zusammenarbeit bei der Lagerung, Kommissionierung, Abwicklung sowie dem Versand von Rohstoffen, Halbzeugen und BERU Erzeugnissen auch Mindestabnahmeverpflichtungen gegenüber einem Lieferanten.

Sonstige finanzielle Verpflichtungen

Operate Lease Verträge bestehen für Büroausstattung und für Gebäude. Im Geschäftsjahr wurden dafür Leasingraten in Höhe von T Euro 234 (Vorjahr: T Euro 244) erfolgswirksam erfasst. Die Verpflichtungen aus Operate Lease Verträgen sind in Höhe der Mindestleasingzahlungen dargestellt.

Ergänzend enthalten die Sonstigen finanziellen Verpflichtungen Miet- und Pachtverträge über Büro- und Fabrikgebäude.

Die Sonstigen finanziellen Verpflichtungen sind in der folgenden Übersicht getrennt nach ihren Restlaufzeiten dargestellt:

		davon mit einer Restlaufzeit				davon mit einer Restlaufzeit		
in T Euro	Stand 31.3.2005	< 1 Jahr	1–5 Jahre	> 5 Jahre	Stand 31.3.2004	< 1 Jahr	1–5 Jahre	> 5 Jahre
Operate Lease	808	197	371	240	693	200	402	91
Liefervereinbarungen	100	100	–	–	100	100	–	–
Rahmenverträge	4.853	2.451	2.402	–	6.289	2.850	3.439	–
Miet- und Pachtverträge	722	167	555	–	546	118	428	–
Investitionen in Sachanlagen	10.651	10.651	–	–	8.444	8.444	–	–
Übrige	430	430	–	–	333	333	–	–
	17.564	**13.996**	**3.328**	**240**	**16.405**	**12.045**	**4.269**	**91**

Eventualverpflichtungen

Für die nachfolgenden, zu Nominalwerten angesetzten Eventualverpflichtungen wurden keine Rückstellungen gebildet, weil der Eintritt des Risikos als wenig wahrscheinlich eingeschätzt wird:

in T Euro	31.3.2005	31.3.2004
Wechselobligo	881	78
Bürgschaften	70	74
Patronatserklärung	5.229	5.553
	6.180	**5.705**

12. Umsatzerlöse

Die Umsätze ergeben sich aus folgenden Tätigkeiten:

in T Euro	2004/05	2003/04
Dieselkaltstartanlagen	181.754	162.562
Zündungstechnik	113.949	105.484
Elektronik und Sensorik	90.085	86.417
	385.788	**354.463**

Für weitere Erläuterungen zu den Umsatzerlösen verweisen wir auf den Abschnitt der Segmentberichterstattung.

13. Bestandsveränderungen und andere aktivierte Eigenleistungen

in T Euro	2004/05	2003/04
Veränderungen des Bestandes an Fertigen und Unfertigen Erzeugnissen	904	5.872
Andere aktivierte Eigenleistungen	3.317	2.516
	4.221	**8.388**

14. Sonstige betriebliche Erträge

in T Euro	2004/05	2003/04
Erträge aus Währungsgeschäften	1.930	2.514
Erträge aus Wertpapierkursgewinnen	20	1.977
Erträge aus der Auflösung von Rückstellungen	386	636
Buchgewinne aus Anlagenabgängen	163	257
Versicherungsentschädigungen	–	230
Erträge aus der Auflösung von abgegrenzten Investitionszuschüssen und Investitionszulagen	66	150
Erträge aus dem Eingang ausgebuchter Forderungen und Auflösung von Wertberichtigungen	1.648	64
Andere periodenfremde Erträge	–	38
Übrige Sonstige betriebliche Erträge	3.042	1.568
	7.255	**7.434**

Die übrigen Sonstigen betrieblichen Erträge bestehen im Wesentlichen aus Erträgen aufgrund von sonstigen Veräußerungen und Dienstleistungen in Höhe von T Euro 2.202 (Vorjahr: T Euro 1.167), Erträgen für Überlassung von Kraftfahrzeugen an Mitarbeiter in Höhe von T Euro 260 (Vorjahr: T Euro 269), Erstattungen für Altersteilzeitaufwendungen T Euro 320 (Vorjahr: T Euro 78) und Erträgen für in Rechnung gestellte Leistungen an die BorgWarner GmbH, Heidelberg, in Höhe von T Euro 235 (Vorjahr: T Euro: 0).

Der Anstieg der Erträge aus dem Eingang ausgebuchter Forderungen und aus der Auflösung von Wertberichtigungen resultiert vor allem aus dem Eingang bereits wertberichtigter Forderungen gegenüber einer französischen Exportgesellschaft. Weiterhin wurden bei der BERU AG, Ludwigsburg, Wertberichtigungen auf Forderungen aufgelöst.

Die unter den Sonstigen Verbindlichkeiten passivisch abgegrenzten Investitionszuschüsse und -zulagen werden entsprechend der Abschreibungsdauer der bezuschussten bzw. bezulagten Vermögenswerte erfolgswirksam über die Sonstigen betrieblichen Erträge aufgelöst. Weitere Zuwendungen der öffentlichen Hand wurden nicht gewährt.

15. Materialaufwand

in T Euro	2004/05	2003/04
Aufwendungen für Roh-, Hilfs- und Betriebsstoffe und für bezogene Waren	129.425	119.744
Aufwendungen für bezogene Leistungen	10.091	10.499
	139.516	**130.243**

16. Personalaufwand

in T Euro	2004/05	2003/04
Löhne und Gehälter	94.329	83.401
Soziale Abgaben und Aufwendungen für Unterstützung	18.625	17.400
Aufwendungen für Altersversorgung	2.097	1.812
	115.051	**102.613**

Zu dem jeweiligen Bilanzstichtag stellt sich die Anzahl der Mitarbeiter wie folgt dar:

	2004/05	2003/04
Gewerbliche Arbeitnehmer	1.580	1.616
Angestellte	1.043	1.022
Auszubildende/Praktikanten	41	56
	2.664	**2.694**

17. Sonstige betriebliche Aufwendungen

in T Euro	2004/05	2003/04
Vertriebsaufwendungen	18.018	18.144
Verwaltungsaufwendungen	15.322	12.471
Verluste aus der Währungsumrechnung	957	2.242
Verluste aus Forderungen	1.486	754
Verluste aus dem Abgang von Anlagevermögen	156	121
Aufwendungen aus dem Verkauf von IMPCO/ Stoneridge-Aktien	–	872
Verluste aus der Veräußerung von Wertpapieren	253	144
Übrige Sonstige betriebliche Aufwendungen	28.930	22.206
	65.122	**56.954**

Die aufwandswirksam erfassten Aufwendungen für Forschung und Entwicklung der BERU Gruppe betragen T Euro 22.515 (Vorjahr: T Euro 22.965) und sind sowohl in den Sonstigen betrieblichen Aufwendungen als auch in den Personalaufwendungen, den Materialaufwendungen und den Abschreibungen enthalten.

Die übrigen Sonstigen betrieblichen Aufwendungen enthalten im Wesentlichen Kosten für Instandhaltungen in Höhe von T Euro 4.016 (Vorjahr: T Euro 3.911), Kosten für die Inanspruchnahme von Dienstleistungen in Höhe von T Euro 1.144 (Vorjahr: T Euro 2.034), Aufwendungen für Energie in Höhe von T Euro 1.862 (Vorjahr: T Euro 1.879) und Kosten für die Erstellung von Werkzeugen in Höhe von T Euro 1.726 (Vorjahr: T Euro 1.869), Aufwendungen für Eigenbau T Euro 1.292 (Vorjahr: T Euro 999) sowie für Garantieleistungen T Euro 1.800 (Vorjahr: T Euro 1.375).

18. Finanzergebnis

Das Finanzergebnis der BERU Gruppe setzt sich wie folgt zusammen:

in T Euro	2004/05	2003/04
Beteiligungsergebnis		
Erträge aus Beteiligungen an verbundenen Unternehmen	224	72
Gewinn- und Verlustanteile an assoziierten Unternehmen	779	602
	1.003	**674**
Zinsergebnis		
Aufwendungen aus Verlustübernahme	– 643	–
Erträge aus anderen Wertpapieren und Ausleihungen des Finanzanlagevermögens	125	2.865
– davon aus verbundenen Unternehmen	(125)	(–)
Sonstige Zinsen und ähnliche Erträge	2.705	797
– davon aus verbundenen Unternehmen	(–)	(86)
Sonstige Zinsen und ähnliche Aufwendungen	– 4.587	– 1.272
– davon an verbundene Unternehmen	(2)	(2)
	– 2.400	2.390
Finanzergebnis	**– 1.397**	**3.064**

19. Steuern vom Einkommen und Ertrag

Der Ertragsteueraufwand setzt sich aus den folgenden Hauptbestandteilen zusammen:

in T Euro	2004/05	2003/04
Tatsächlicher Steueraufwand	24.523	17.617
Latenter Steueraufwand aus der Bildung von aktiven latenten Steuern auf steuerliche Verlustvorträge	– 1.237	– 619
Latenter Steueraufwand/-ertrag aus temporären Unterschieden	9	1.364
	23.295	**18.362**

Der Anstieg des tatsächlichen Steueraufwands um T Euro 6.906 resultiert im Wesentlichen aus der Berücksichtigung der bisherigen Feststellungen der Betriebsprüfung für den Zeitraum 1997/98 – 2001/02.

Aus der Änderung der anzuwendenden Steuersätze infolge von Gesetzesänderungen ergibt sich ein latenter Steueraufwand von T Euro 3 (Vorjahr: T Euro 0).

Die Ermittlung der latenten Steuern erfolgt mit den jeweiligen landesspezifischen Steuersätzen, die im Geschäftsjahr 2004/05 zwischen 10% und 40% lagen. Bereits am Bilanzstichtag beschlossene Steuersatzänderungen wurden bei der Ermittlung der latenten Steuern mit berücksichtigt.

Innerhalb der BERU Gruppe bestehen zum Bilanzstichtag nicht genutzte steuerliche Verlustvorträge in Höhe von T Euro 5.862 (Vorjahr: T Euro 3.798), für die aktive latente Steuern insoweit gebildet wurden, als ihre Realisierung mit ausreichender Sicherheit gewährleistet ist. Auf Verlustvorträge in Höhe von T Euro 0 (Vorjahr: T Euro 1.452) wurden keine aktiven latenten Steuern gebildet.

Der tatsächliche Steueraufwand wurde durch die Nutzung von steuerlichen Verlustvorträgen, die bislang noch nicht aktiviert wurden und aus Vorjahren resultieren, um T Euro 57 (Vorjahr: T Euro 57) gemindert.

Ein latenter Steuerertrag in Höhe von T Euro 429 (Vorjahr: T Euro 619) resultiert aus dem Ansatz von latenten Steuerforderungen auf Verlustvorträge früherer Perioden, die bislang nicht mit latenter Steuer belegt wurden.

Der ausgewiesene Ertragsteueraufwand im Geschäftsjahr 2004/05 in Höhe von T Euro 23.295 (Vorjahr: T Euro 18.362) ist um T Euro 5.601 höher als der erwartete Ertragsteueraufwand in Höhe von T Euro 17.694 (Vorjahr: T Euro 20.532).

Bei der folgenden Überleitungsrechnung für den Konzern werden die einzelnen gesellschaftsbezogenen und mit dem jeweiligen länderspezifischen Steuersatz erstellten Überleitungsrechnungen unter Berücksichtigung von Konsolidierungsmaßnahmen zusammengefasst. Dabei wird der erwartete Steueraufwand in den effektiv ausgewiesenen Steueraufwand übergeleitet.

Der in der Überleitungsrechnung angewendete Steuersatz entspricht dem inländischen Steuersatz und beträgt 37,61%.

In T Euro	2004/05	2003/04
Ergebnis vor Ertragsteuern	**47.045**	**54.592**
Konzernsteuersatz in %	37,61%	37,61%
Erwarteter Ertragsteueraufwand	**– 17.694**	**– 20.532**
Steuersatzbedingte Abweichungen	315	249
Steuerfreie Erträge/Verluste	1.282	– 563
Auswirkungen steuerlicher Verluste	486	192
Abschreibungen auf Geschäfts- oder Firmenwerte	– 132	– 1.566
Wertberichtigungen	–	1
Steuerliche Zu- und Abrechnungen	– 1.051	3.843
Steuernachzahlungen bzw. Steuererstattungen für Vorjahre	– 6.487	– 142
Sonstige Abweichungen	– 14	156
Steuern vom Einkommen und Ertrag	**– 23.295**	**– 18.362**
Steuerquote in %	49,52%	33,64%

Die für das Geschäftsjahr 2004/05 vorgeschlagene Gewinnausschüttung wird aufgrund des durch das Steuervergünstigungsabbaugesetz eingeführte „Moratorium" nicht zu einer Körperschaftsteuerminderung führen.

I. Ergebnis je Aktie

Das Ergebnis je Aktie wird mittels Division des den Stammaktionären zustehenden Periodenergebnisses in Höhe von T Euro 23.533 (Vorjahr: T Euro 35.887) durch die gewichtete durchschnittliche Anzahl der während der Periode ausstehenden Stammaktien (2004/05: 9.999.858, 2003/04: 9.993.095) ermittelt. In Anwendung des IAS 36 wurde bei der Berechnung des unverwässerten und des verwässerten Ergebnisses je Aktie die Anzahl der ausstehenden Stammaktien rückwirkend berichtigt, sodass sowohl das Ergebnis je Aktie für das Geschäftsjahr 2004/05 als auch für das Geschäftsjahr 2003/04 mit der gleichen Anzahl an ausstehenden Aktien berechnet wurde. Trotz der auf der Hauptversammlung vom 16. September 2003 und vom 14. September 2004 der Gesellschaft erteilten Genehmigung, Aktien bis zu 10% der ausstehenden Aktien zu erwerben, verfügte BERU zum 31. März 2005 wie auch zum 31. März 2004 über keinen Bestand an eigenen Anteilen. Allerdings verfügte die BERU Aktiengesellschaft im Geschäftsjahr 2004/05 kurzfristig über einen Bestand von insgesamt 1.900 Aktien.

Einflüsse, die zu einer Verwässerung des Ergebnisses je Aktie führen würden, bestanden im abgelaufenen Geschäftsjahr und im jeweiligen Vergleichszeitraum nicht.

Das Ergebnis je Aktie ermittelt sich anhand der folgenden Übersicht:

	31.3.2005	31.3.2004
Jahresüberschuss nach Anteilen anderer Gesellschafter in T Euro	23.533	35.887
Gewichteter Durchschnitt der ausgegebenen Stammaktien	9.999.858	9.999.858
Ergebnis je Aktie in Euro	**2,35**	**3,59**

Entsprechend IAS 33 wurde das Ergebnis je Aktie des Vorjahres rückwirkend angepasst.

J. Erläuterungen zur Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Herkunft und Verwendung der Zahlungsströme in den Geschäftsjahren 2004/05 und 2003/04. Dabei werden Zahlungsströme aus der laufenden Geschäftstätigkeit sowie aus Investitions- und Finanzierungstätigkeit unterschieden.

Der in der Kapitalflussrechnung verwendete Finanzmittelbestand umfasst alle in der Bilanz ausgewiesenen Flüssigen Mittel, d.h. Kassenbestände, Schecks, Bundesbankguthaben und Guthaben bei Kreditinstituten, soweit sie innerhalb von drei Monaten verfügbar sind. Weiterhin werden Wertpapiere des Umlaufvermögens mit einer festen Verzinsung in den Finanzmittelbestand mit einbezogen, die als zur Veräußerung verfügbar klassifiziert sind und für kurzfristige Finanzierungsvorgänge vorgehalten werden. Die Zusammensetzung des Finanzmittelbestands stellt sich wie folgt dar:

	2004/05	2003/04
Flüssige Mittel	68.337	39.770
Festverzinsliche Wertpapiere der BERU AG	29.585	62.234
	97.922	**102.004**

In diesem Zusammenhang ist im Folgenden die Zusammensetzung der Wertpapiere des Umlaufvermögens dargestellt:

	2004/05	2003/04
Aktien und übrige Wertpapiere des Umlaufvermögens	2.723	2.961
Festverzinsliche Wertpapiere der BERU AG	29.585	62.234
	32.308	**65.195**

Die Mittelveränderung aus laufender Geschäftstätigkeit ist um Effekte aus der Währungsumrechnung und aus Konsolidierungskreisänderungen bereinigt.

Die Mittelveränderung aus der Investitions- und Finanzierungstätigkeit wird zahlungsbezogen ermittelt. Die Mittelveränderung aus der laufenden Geschäftstätigkeit wird hingegen ausgehend vom Periodenergebnis indirekt abgeleitet.

Für erworbene Gesellschaften wurden T Euro 29 (Vorjahr: T Euro 26.366) aufgewendet und im gleichen Geschäftsjahr vollständig bezahlt. Der gesamte Kaufpreis wurde durch Zahlungsmittel des Finanzmittelbestandes beglichen. Durch den Erwerb der Gesellschaften sind der BERU Gruppe Flüssige Mittel in Höhe von T Euro 0 (Vorjahr: T Euro 39) zugeflossen.

Im Mittelzu- bzw. -abfluss aus laufender Geschäftstätigkeit sind unter anderem enthalten:

in T Euro	2004/05	2003/04
Erhaltene Zinsen	3.853	2.766
Gezahlte Zinsen	– 1.144	– 1.266
Zinszahlungen	2.709	1.500
Erstattungen aus Ertragsteuern	489	598
Ertragsteuerzahlungen	– 17.459	– 18.507
Ertragsteuerzahlungen	– 16.970	– 17.909

K. Segmentberichterstattung

Die Segmentberichterstattung wurde in Anwendung des IAS 14 erstellt. Danach werden die Aktivitäten in den Geschäftsfeldern als primäres Berichtsformat und die Aktivitäten in den verschiedenen Regionen als sekundäres Berichtsformat dargestellt. Diese Segmentierung richtet sich nach der internen Steuerung und Berichterstattung der Gruppe und berücksichtigt die unterschiedichen Risiko- und Ertragsstrukturen der Geschäftsfelder.

Die BERU Aktiengesellschaft ist im Bereich der Herstellung und des Vertriebs von Glühkerzen und Zündkerzen sowie anderer elektronischer Komponenten im Wesentlichen für die Automobilbranche tätig. Die Aktivitäten nach Geschäftsfeldern werden in die nachfolgenden Segmente unterteilt:

Im **Segment der Erstausrüstung** wird ein umfangreiches Spektrum von Produkten der Dieselkaltstarttechnik, Zündungstechnik und der Elektronik bzw. Sensorik entwickelt, produziert und letztendlich vertrieben. Kunden in diesem Segment sind ausschließlich die Hersteller von Kraftfahrzeugen.

Das **Segment des Handels** verfügt über ein breites Angebot von Ersatzteilen im Bereich der Automobilbranche. Dabei zählen zum Produktportfolio neben Produkten der Dieselkaltstart- und Zündungstechnik auch eine Vielzahl von Produkten, die nicht durch die BERU Gruppe produziert werden und den gewöhnlichen Ersatzteilbedarf von Kraftfahrzeugen decken.

Im **Segment der Allgemeinen Industrie** werden Produkte für Kunden der Öl- und Gasbrennerindustrie entwickelt, produziert und vertrieben. Hinzu kommen Aktivitäten in der Industrieelektronik, die vorrangig elektronische Baugruppen und Steuergeräte umfassen.

Den Segmentinformationen liegen grundsätzlich dieselben Ausweis-, Bilanzierungs- und Bewertungsmethoden wie dem Konzernabschluss der BERU Gruppe zugrunde. Forderungen und Verbindlichkeiten, Rückstellungen, Erträge und Aufwendungen sowie Ergebnisse zwischen den Segmenten werden in den Überleitungen eliminiert. Intersegmentäre Umsätze haben nicht stattgefunden.

Die im Segmentergebnis (Ergebnis der betrieblichen Tätigkeit) enthaltenen konzerninternen Verrechnungen erfolgen zu marktüblichen Preisen.

An beiden Bilanzstichtagen lagen keine wesentlichen nicht zahlungswirksamen Aufwendungen vor.

Bei den Investitionen handelt es sich um Zugänge von Sachanlagen und immateriellen Vermögenswerten.

Das Segmentvermögen und die Segmentschulden beinhalten alle Aktiva und Passiva, die zur Erzielung des Segmentergebnisses des jeweiligen Geschäftsfeldes beigetragen haben. Dabei setzt sich das Segmentvermögen vor allem aus immateriellen Vermögenswerten und Sachanlagen, Vorräten, Forderungen aus Lieferungen und Leistungen, Forderungen gegen verbundene Unternehmen und Sonstigen Vermögenswerten zusammen. Die Segmentschulden beinhalten im Wesentlichen Sonstige Rückstellungen, Verbindlichkeiten aus Lieferungen und Leistungen und Sonstige Verbindlichkeiten. Unter der Überleitung werden Vermögenswerte und Schulden finanzieller Art sowie Konsolidierungen zwischen den Segmenten ausgewiesen.

	Erstausrüstung		Handel		Allgemeine Industrie		Konsolidierung/ Überleitung		Konzern	
in T Euro	04/05	03/04	04/05	03/04	04/05	03/04	04/05	03/04	04/05	03/04
Außenumsatzerlöse	247.668	216.906	113.982	112.722	24.138	24.835	–	–	385.788	354.463
Ergebnis der betrieblichen Tätigkeit	26.830	28.948	22.061	24.763	1.609	– 280	–	–	50.500	53.431
Abschreibungen	14.395	13.547	10.964	9.887	1.716	3.610	–	–	27.075	27.044
Ergebnis aus Beteiligungen an assoziierten Unternehmen	–	–	–	–	779	602	–	–	779	602
Anteile an assoziierten Unternehmen	–	–	–	–	3.806	2.828	–	–	3.806	2.828
Investitionen	27.830	18.274	18.108	24.033	1.691	1.402	1.326	– 1.152	48.955	42.557
Vermögen	182.800	164.102	117.414	109.922	19.680	19.507	116.704	117.491	436.598	411.022
Schulden	39.659	37.639	25.883	25.357	4.058	3.856	67.638	61.018	137.238	127.870

Im Geschäftsjahr 2004/05 wurden außerplanmäßige Abschreibungen auf einen beim Erwerb eines Minderheitenanteils an der BERU Hungaria Rt. von 24,86% entstandenen Geschäfts- und Firmenwert in Höhe von T Euro 501 vorgenommen. Aufgrund der Zugehörigkeit dieser Gesellschaft zur Allgemeinen Industrie wurde die außerplanmäßige Abschreibung diesem Segment zugeordnet. Darüber hinausgehende außerplanmäßige Abschreibungen wurden nicht vorgenommen. Wertaufholungen wurden nicht vorgenommen.

Die Anteile an assoziierten Unternehmen und die Erträge aus assoziierten Unternehmen werden dem Segment „Allgemeine Industrie" zugeordnet.

Bei den Segmentinformationen nach Regionen richten sich die Außenumsätze nach dem Sitz der Kunden. Entsprechend der internen Steuerung sowie Berichterstattung werden die Regionen Deutschland, übriges Europa, Nordamerika, Asien und übrige Staaten voneinander abgegrenzt.

	Außenumsätze		Vermögen		Investitionen	
in T Euro	2004/05	2003/04	2004/05	2003/04	2004/05	2003/04
Deutschland	119.051	125.013	212.588	177.950	33.366	33.966
übriges Europa	187.353	166.550	94.940	105.114	13.228	9.375
Nordamerika	39.401	27.206	2.888	2.992	423	195
Asien	30.550	28.004	9.478	7.475	612	173
übrige Staaten	9.433	7.690	–	–	–	–
Konsolidierung / Überleitung	–	–	116.704	117.491	1.326	– 1.152
Konzern	**385.788**	**354.463**	**436.598**	**411.022**	**48.955**	**42.557**

L. Beziehungen zu nahestehenden Personen

Gemäß IAS 24 müssen Personen oder Unternehmen, die die BERU Gruppe beherrschen oder von ihr beherrscht werden, angegeben werden, soweit sie nicht bereits als konsolidiertes Unternehmen in den Konzernabschluss einbezogen werden. Darüber hinaus besteht eine Angabepflicht für Geschäfte mit assoziierten Unternehmen und für Geschäfte mit Personen, die einen maßgeblichen Einfluss auf die Geschäfts- und Finanzpolitik der BERU Gruppe haben. Ein maßgeblicher Einfluss kann hierbei auf einen Anteilsbesitz an der BERU Gruppe von 20% oder mehr, einem Sitz im Vorstand oder Aufsichtsrat der BERU Aktiengesellschaft oder einer anderen Schlüsselposition im Management beruhen. Die BERU Gruppe wird im Geschäftsjahr 2004/05 von den Angabepflichten des IAS 24 ausschließlich in Bezug auf die Geschäftsbeziehungen zu assoziierten Unternehmen, zu den Mitgliedern des Vorstandes und des Aufsichtsrats der BERU Aktiengesellschaft sowie zu den übrigen Mitgliedern des Managements in Schlüsselpositionen berührt.

Die Mitglieder des Vorstandes und des Aufsichtsrates zählen zu den nahestehenden Personen im Sinne des IAS 24.

Die Transaktionen mit den assoziierten Unternehmen, der IMPCO-BERU Technologies B.V. (49%) und der BERU Diesel Start Systems Pvt. Ltd. (49%) sind ausnahmslos der gewöhnlichen Geschäftstätigkeit der beteiligten Gesellschaften zuzuordnen und wurden zu marktüblichen Bedingungen abgeschlossen. Im Rahmen der Lieferungs- und Leistungsbeziehungen beträgt das Umsatzvolumen zwischen der BERU Aktiengesellschaft und der IMPCO-BERU Technologies B.V. wie auch im Vorjahr

T Euro 0. Das Umsatzvolumen zwischen der BERU Aktiengesellschaft und der BERU Diesel Start Systems Pvt. Ltd. beträgt T Euro 743 (Vorjahr: T Euro 592). Der Betrag der offenen Positionen beträgt bei der IMPCO-BERU Technologies B.V. T Euro 0 (Vorjahr: T Euro 0) und bei der BERU Diesel Start Systems Pvt. Ltd. T Euro 194 (Vorjahr: T Euro 210).

Im Geschäftsjahr 2004/05 wurde ein Mehrheitsanteil an der BERU Aktiengesellschaft, Ludwigsburg, durch die BorgWarner GmbH, Heidelberg, eine mittelbare Tochtergesellschaft der BorgWarner Inc., erworben. Geschäftsbeziehungen haben zwischen Unternehmen der BERU Gruppe und der BorgWarner Gruppe haben im bislang nicht bestanden. Für die nach dem Unternehmenskauf entstandenen Mehraufwendungen hat die BorgWarner GmbH der BERU Aktiengesellschaft, Ludwigsburg, eine Forderung in Höhe von T Euro 273 gewährt. Wir verweisen an dieser Stelle auf die im Lagebericht gemachten Ausführungen zum Abhängigkeitsbericht.

1. Aktienbesitz des Vorstands und des Aufsichtsrats

Weder die Mitglieder des Aufsichtsrates noch der Vorstand halten am Bilanzstichtag Aktien der BERU Aktiengesellschaft.

2. Gesamtbezüge des Vorstands und des Aufsichtsrats

Die Bezüge der aktiven Mitglieder des Vorstands belaufen sich auf T Euro 2.407 (Vorjahr: T Euro 2.904), wobei sich die fixe Vergütung auf T Euro 701 (Vorjahr: T Euro 679) und die variable Vergütung auf T Euro 1.706 (Vorjahr: T Euro 2.225) beläuft.

Für ehemalige Vorstandsmitglieder und deren Hinterbliebene wurden T Euro 4.034 (Vorjahr: T Euro 589) aufgewendet.

Die Bezüge des Aufsichtsrates belaufen sich auf T Euro 232 (Vorjahr: T Euro 239).

Die Gesamtvergütung für 2004/05 teilte sich satzungsgemäß wie folgt auf die Mitglieder des Aufsichtsrats auf:

in Euro	Mandatszeitraum	Fixe Vergütung	Variable Vergütung	Gesamtvergütung
Herr Adams	seit dem 5.1.2005	3.656,25	9.250,00	12.906,25
Herr Birkel	bis zum 5.1.2005	10.968,75	27.750,00	38.718,75
Herr Böhm	bis zum 5.1.2005	4.875,00	13.875,00	18.750,00
Frau Cee	1.4.2004 – 31.3.2005	6.500,00	18.500,00	25.000,00
Herr Dr. Grub	bis zum 5.1.2005	6.093,75	13.875,00	19.968,75
Herr Hensel	seit dem 5.1.2005	2.031,25	4.625,00	6.656,25
Herr Immekamp	1.4.2004 – 31.3.2005	6.500,00	18.500,00	25.000,00
Herr Rutt	bis zum 5.1.2005	17.062,50	41.625,00	58.687,50
Herr Dr. Wöhr	seit dem 5.1.2005	5.687,50	13.875,00	19.562,50
Herr Weber	seit dem 5.1.2005	1.625,00	4.625,00	6.250,00
		65.000,00	**166.500,00**	**231.500,00**

Die Pensionsverpflichtungen gegenüber früheren Mitgliedern des Vorstands und ihren Hinterbliebenen sind nach IAS 19 mit T Euro 7.765 (Vorjahr: T Euro 7.402) zurückgestellt.

Die Mitglieder des Vorstands und des Aufsichtsrates sind unter „M. Angaben zu den Organen“ namentlich dargestellt.

M. Angaben zu den Organen

Aufsichtsrat

Dr. Ulrich Wöhr, Oberursel (seit dem 5. Januar 2005)
Vorsitzender (seit dem 9. Februar 2005)
Diplom-Kaufmann
– Vorsitzender des Aufsichtsrates bei:
  Atkon AG, Wiesbaden
  Gontard & MetallBank AG i.I., Frankfurt am Main

– Mitglied des Aufsichtsrates bei:
  Sanitec International AG, Hamburg (bis zum 15. April 2005)
  Sanitec Oy, Helsinki (bis zum 15. April 2005)

Heinrich Rutt, München (bis zum 5. Januar 2005)
Vorsitzender (bis zum 5. Januar 2005)
Geschäftsführer der Carlyle Group Management GmbH
– Vorsitzender des Aufsichtsrates bei:
  Edscha AG, Remscheid
– HT Troplast AG, Troisdorf

Robin J. Adams, Bloomfield Hills, Michigan, USA (seit dem 5. Januar 2005)
Stellvertretender Vorsitzender (seit dem 9. Februar 2005)
– Executive Vice President, Chief Financial Officer und Chief Administrative Officer, BorgWarner Inc.

Gregor Böhm, München (bis zum 5. Januar 2005)
– Geschäftsführer der Carlyle Group Acquisitions GmbH
– Mitglied des Aufsichtsrates bei:
  Edscha AG, Remscheid
  HT Troplast AG, Troisdorf

Dr. Volker Grub, Stuttgart (bis zum 5. Januar 2005)
Rechtsanwalt
– Vorsitzender des Aufsichtsrates bei:
  Maschinenfabrik Esterer AG, Altötting

Wolfram R. Birkel, Buxtehude (bis zum 5. Januar 2005)
Kaufmann
Stellvertretender Vorsitzender (bis zum 5. Januar 2005)
– Vorsitzender des Aufsichtsrates bei:
  atways AG, Hamburg

Anthony D. Hensel, Oakland TWP, Michigan, USA (seit dem 5. Januar 2005)
Vice President BorgWarner Inc.
– Mitglied des Aufsichtsrates bei:
  BorgWarner Turbo Systems GmbH

Alfred Weber, Rochester Hills, Michigan, USA (seit dem 5. Januar 2005)
Vice President BorgWarner Emissions Systems Inc. und BorgWarner Thermal Systems Inc.

Marina Cee, Besigheim
kaufmännische Angestellte (Arbeitnehmervertreterin)

Bernd Immekamp, Ludwigsburg
gewerblicher Mitarbeiter (Arbeitnehmervertreter)

Vorstand

Marco Freiherr von Maltzan, München
Vorsitzender
Diplom-Ingenieur
– Verwaltungsratsmitglied bei:
Landeskreditbank Baden-Württemberg-Förderbank, Karlsruhe

Bernhard Herzig, Oberstenfeld (bis zum 26. April 2004)
Diplom-Ingenieur

Dr.-Ing. Reinhard Meschkat, Seggebruch (seit dem 1. Februar 2005)
Diplom-Ingenieur

Dr. Rainer Podeswa, Beilstein

N. Erklärung zum Deutschen Corporate Governance Kodex

Der Vorstand und Aufsichtsrat der BERU Aktiengesellschaft haben die nach § 161 AktG vorgeschriebene Erklärung abgegeben und dauerhaft auf der Homepage www.beru.com zugänglich gemacht.

O. Gewinnverwendungsvorschlag

Die Erstellung des Einzelabschlusses für die BERU Aktiengesellschaft, Ludwigsburg, erfolgte nach den deutschen Rechnungslegungsvorschriften.

Nach dem Aktiengesetz bemisst sich der an die Aktionäre ausschüttbare Betrag nach dem in der Bilanz der BERU Aktiengesellschaft, Ludwigsburg, ausgewiesenen Bilanzgewinn. Nach Zustimmung durch den Aufsichtsrat schlägt der Vorstand der Hauptversammlung vor, den zum 31. März 2005 ausgewiesenen Bilanzgewinn wie folgt zu verwenden:

	Euro
Ausschüttung einer Dividende von Euro 1,10 je nennwertlose Stückaktie	11.000.000,00
Einstellung in andere Gewinnrücklagen	2.409.660,00
Vortrag auf neue Rechnung	71.897,04
Bilanzgewinn	**13.481.557,04**

Ludwigsburg, den 7. Juni 2005

Der Vorstand

Marco Freiherr von Maltzan   Dr.-Ing. Reinhard Meschkat   Dr. Rainer Podeswa

P. Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der BERU Aktiengesellschaft, Ludwigsburg, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. April 2004 bis 31. März 2005 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. April 2004 bis 31. März 2005 aufgestellten Konzernlagebericht erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht für das Geschäftsjahr vom 1. April 2004 bis 31. März 2005 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 8. Juni 2005

Bayerische Treuhandgesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Dr. Grottel
Wirtschaftsprüfer

Pieper
Wirtschaftsprüfer

Zusätzliche Informationen

Bilanz

der BERU Aktiengesellschaft, Ludwigsburg, zum 31. März 2005

Aktiva

in T Euro	31.3.2005	31.3.2004
Anlagevermögen		
Immaterielle Vermögensgegenstände	3.280	3.955
Sachanlagen	61.695	61.941
Finanzanlagen	80.475	74.975
	145.450	**140.871**
Umlaufvermögen		
Vorräte	27.114	23.272
Forderungen und sonstige Vermögensgegenstände		
Forderungen aus Lieferungen und Leistungen	55.690	52.093
Forderungen gegen verbundene Unternehmen	34.390	21.711
Sonstige Vermögensgegenstände	2.495	3.437
	92.575	**77.241**
Wertpapiere	32.156	64.709
Flüssige Mittel	54.197	24.287
	206.042	**189.509**
Rechnungsabgrenzungsposten	**344**	**330**
	351.836	**330.710**

Passiva

in T Euro	31.3.2005	31.3.2004
Eigenkapital		
Gezeichnetes Kapital	26.000	26.000
Kapitalrücklage	73.147	73.147
Gewinnrücklagen	143.540	136.331
Bilanzgewinn	13.482	15.872
	256.169	**251.350**
Sonderposten aus Investitionszuschüssen	**155**	**220**
Rückstellungen		
Rückstellungen für Pensionen und ähnliche Verpflichtungen	12.896	12.193
Übrige Rückstellungen	46.590	26.156
	59.486	**38.349**
Verbindlichkeiten		
Verbindlichkeiten gegenüber Kreditinstituten	16.853	20.285
Verbindlichkeiten aus Lieferungen und Leistungen	7.184	9.709
Verbindlichkeiten gegenüber verbundenen Unternehmen	8.064	7.699
Sonstige Verbindlichkeiten	3.925	3.098
	36.026	**40.791**
	351.836	**330.710**

Gewinn- und Verlustrechnung

der BERU Aktiengesellschaft, Ludwigsburg, für die Zeit vom 1. April 2004 bis zum 31. März 2005

in T Euro	2004/05	2003/04
Umsatzerlöse	322.102	297.388
Veränderung des Bestands an fertigen und unfertigen Erzeugnissen	1.159	2.086
Andere aktivierte Eigenleistungen	2.227	1.156
Sonstige betriebliche Erträge	6.658	8.037
	332.146	**308.667**
Materialaufwand		
a) Aufwendungen für Roh-, Hilfs- und Betriebsstoffe und für bezogene Waren	– 153.424	– 128.910
b) Aufwendungen für bezogene Leistungen	– 8.463	– 9.412
Personalaufwand		
a) Löhne und Gehälter	– 60.819	– 55.830
b) soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	– 11.604	– 11.244
Abschreibungen auf immaterielle Vermögensgegenstände des Anlagevermögens und Sachanlagen	– 12.377	– 15.003
Sonstige betriebliche Aufwendungen	– 40.668	– 38.329
Ergebnis vor Beteiligungs- und Finanzergebnis und Steuern	**44.791**	**49.939**
Erträge aus Gewinnabführungsverträgen	1	1
Erträge aus Beteiligungen	1.203	71
davon aus verbundenen Unternehmen	(165)	(30)
Erträge aus Ausleihungen des Finanzanlagevermögens	2.364	1.272
Sonstige Zinsen und ähnliche Erträge	2.851	3.164
Abschreibungen auf Finanzanlagen	– 280	– 4.073
Abschreibungen auf Wertpapiere des Umlaufvermögens	– 47	– 138
Aufwendungen aus Verlustübernahme	– 2.631	– 2.402
Zinsen und ähnliche Aufwendungen	– 3.878	– 1.078
Beteiligungs- und Finanzergebnis	**– 417**	**– 3.183**
Ergebnis der gewöhnlichen Geschäftstätigkeit	**44.374**	**46.756**
Steuern vom Einkommen und vom Ertrag	– 28.466	– 15.691
Sonstige Steuern	– 89	– 249
Jahresüberschuss	**15.819**	**30.816**
Gewinnvortrag aus dem Vorjahr	72	464
Einstellung in andere Gewinnrücklagen	– 2.409	– 15.408
Bilanzgewinn	**13.482**	**15.872**

Glossar

Cashflow
Wichtige Kennzahl zur Beurteilung der Finanz- und Ertragskraft eines Unternehmens. Der Cashflow aus laufender Geschäftstätigkeit (auch operativer Cashflow) gibt den Zahlungsmittelüberschuss an, der durch das operative Geschäft in der betrachteten Periode erzielt wurde. BERU berechnet den operativen Cashflow wie folgt: Periodenergebnis zuzüglich Abschreibungen +/– Zunahme/Abnahme der langfristigen Rückstellungen.

Corporate Governance
Im internationalen Sprachgebrauch übliche Bezeichnung für die verantwortliche, auf langfristige Wertschöpfung ausgerichtete Unternehmensleitung und Unternehmenskontrolle.

EBIT-Marge
Earnings before Interest and Taxes (Ergebnis vor Zinsen und Ertragsteuern).
Die EBIT-Marge zeigt, wie viel Prozent des operativen Gewinns vor Zinsen, Steuern und Finanzergebnis ein Unternehmen pro Umsatzeinheit erwirtschaften konnte. Die Kennzahl gibt somit Auskunft über die Ertragskraft eines Unternehmens.

Equity-Methode
Bei dieser Bilanzierungsmethode werden die Anteile an einem Unternehmen zunächst mit den Anschaffungskosten gebucht und in der Folge entsprechend dem Anteil des Anteilseigners am sich ändernden Reinvermögen des Beteiligungsunternehmens berichtigt. Der Anteil des Anteilseigners am Erfolg des Beteiligungsunternehmens wird in der Gewinn- und Verlustrechnung angezeigt.

Ergebnis je Aktie
Das Ergebnis je Aktie (Earnings per Share) ergibt sich aus der Division des den Aktionären zustehenden Periodenergebnisses durch die durchschnittliche Anzahl der während der Periode ausstehenden Aktien.

Free Cashflow
Der Free Cashflow bezeichnet die freien, dem Unternehmen zur Verfügung stehenden Mittel. Den Free Cashflow erhält man, indem man vom operativen Cashflow (Zahlungsmittelüberschuss) Investitionsaufwendungen und Auszahlungen für Dividenden subtrahiert.

Free Float
Als Free Float (Streubesitz) wird der Aktienanteil einer AG bezeichnet, der im Vergleich zur Gesamtheit der ausgegebenen Aktien nicht im festen Besitz bestimmter Aktionäre ist.

HGB
Handelsgesetzbuch

Hochtemperatursensoren
In Kraftfahrzeugen kommen mehr und mehr elektronische Regelsysteme zum Einsatz, die die verschiedensten Parameter mit Hilfe empfindlicher und hochexakter Sensoren erfassen. Die Produktpalette der BERU AG umfasst zahlreiche qualitäts- und leistungsstarke Produkte im Bereich Sensorik. Zur Messung extrem hoher Temperaturen im Abgasbereich hat BERU den Platin-Hochtemperatur-Sensor HTS (Messbereich bis +1.000 °C) entwickelt, der im Partikelfilter, $DeNO_X$-Katalysator oder in der Abgasrückführung Anwendung findet.

IAS
International Accounting Standards (Grundsätze internationaler Rechnungslegung) sind Rechnungsnormen, die eine international vergleichbare Bilanzierung und Publizität gewährleisten sollen.

IFRS
Der Begriff International Financial Reporting Standards (Grundsätze internationaler Rechnungslegung) bezeichnet das Gesamtkonzept der seit 2002 international geltenden Standards der Rechnungslegung. Er umfasst damit auch die gültigen International Accounting Standards. Die BERU AG hat die Rechnungslegung ab dem 31. März 2004 von HGB auf IFRS umgestellt.

ISS
Das von BERU entwickelte Dieselschnellstartsystem ISS (Instant Start System) ermöglicht den emissionsarmen Kaltstart auch bei niedrigsten Temperaturen.

Kapitalflussrechnung
Unter Kapitalflussrechnung versteht man die Ermittlung und Darstellung des Zahlungsmittelflusses, den ein Unternehmen in einem Geschäftsjahr aus laufender Geschäfts-, Investitions- und Finanzierungstätigkeit erwirtschaftet oder verbraucht hat. Zudem wird der Zahlungsmittelbestand (liquide Mittel) zu Beginn mit dem Betrag am Ende des Geschäftsjahres abgestimmt.

Latente Steuern
Der Begriff latente Steuern bezeichnet zeitlich begrenzte Differenzen zwischen errechneten Steuern auf Basis von in der IFRS- und Steuerbilanz ausgewiesenen Ergebnissen.

MDAX
1996 an der Deutschen Börse eingeführter Aktienindex. Er umfasst die nach Marktkapitalisierung und Börsenumsatz 50 größten Unternehmen unterhalb des DAX.

PSG
Bei der intelligenten Glühkerze PSG (Pressure Sensor Glow Plug) handelt es sich um eine Glühkerze mit integriertem, piezoresistivem Drucksensor. Die von BERU entwickelte PSG ermöglicht erstmals das Messen des Brennraumdrucks direkt im Zylinderkopf mit einem Serienteil – eine Funktion, die für alternative Brennverfahren mit „Closed Loop"-Regelkreis erforderlich ist. Diese zeichnen sich durch enorm niedrige NO_x-Emissionen aus. Die künftige EU/US-Abgasgesetzgebung erfordert es, Partikel und Stickoxid-Emissionen um bis zu 90% zu vermindern.

PTC
Moderne Dieselmotoren arbeiten äußerst effektiv und produzieren daher nur wenig Abwärme. Die von BERU entwickelten Positive Temperature Coefficient (PTC)-Zuheizsysteme ermöglichen es, den Fahrzeuginnenraum dennoch schnell zu erwärmen. Die PTC-Zuheizsysteme arbeiten sowohl in der Kaltstartphase als auch während der Fahrt.

TSS
Das TSS (Tire Safety System) von BERU erfasst mit Hilfe einer Sensorik im Reifeninneren den exakten Druck aller vier Reifen und warnt über Funkverbindung das Fahrercockpit rechtzeitig vor Druckverlust. Dieses direkt messende Reifendruckkontrollsystem zeichnet sich durch hohe Messgenauigkeit und Störsicherheit aus.

Zündspule
Die Zündspule erzeugt den Hochspannungsfunken. Dieser springt bei der Zündkerze an deren Elektroden über und zündet so das Luft-Benzin-Gemisch. BERU Zündspulen werden fahrzeugspezifisch entwickelt und mittels computergesteuerter Technik gefertigt.

BERU weltweit

■ **Produktionsgesellschaften**

Deutschland
BERU AG*
Ludwigsburg

BERU Electronics GmbH
Bretten
100%

Frankreich
BERU SAS*
La Ferté-Macé
100%

BERU TdA SAS
Chazelles sur Lyon
100%

Großbritannien
BERU F1 Systems Ltd.*
BERU Motorsport Holdings Ltd.
(vormals: Zica Holdings Ltd.)
Diss
100%

Irland
BERU Electronics GmbH*
Tralee
Betriebsstätte
100%

Italien
B 80 S.r.l.*
Biassono
100%

Korea
BERU Automotive Co. Ltd.*
Shihung-City
100%

Mexiko
BERU S.A. de C.V.*
Civac-Jiutepec
100%

Spanien
BERU Microelectrónica S.A.*
Vitoria
100%

Ungarn
BERU Hungaria Rt.
(vormals: REMIX Group Electronics Rt.)
Tiszakécske
100%

*einschließlich Distribution

Referenzen aus unserem aktuellen Kundenstamm: Agco (Fendt), Alfa Romeo, Altronic, AMG, Aprilia, Ashok Leyland, Audi, Autopal, Avia, AVL, Bajaj, BBT-Gruppe, BMW, Bombardier Rotax, Caradon, Caterpillar, C. Bertone, Citroën, Conti Temic, Conti Teves, Cosworth, Cummins, Daedong, DAF, DaimlerChrysler, Delphi, Detroit Diesel, Deutz, Ducati, Eberspächer, Eberspächer Nordic, Ferrari, FEV, Fiat, Ford, FTE, Hepworth-Gruppe, General Motors, Hindustan, Hyundai, Identec Solutions, International Truck and Engine Corporation, Isuzu, Iveco, John Deere, Kärcher, Kia, Kistler, Kubota,

☐ Joint Ventures

Deutschland
BERU-Eichenauer GmbH
Kandel
50%

Korea
BERU Korea Co. Ltd.
Chungju-City
51%

Indien
BERU Diesel Start
Systems Pvt. Ltd.
Poona
49%

Niederlande
IMPCO-BERU
Technologies B.V.
Delfgauw
49%

☐ Distribution

Frankreich
BERU Eyquem SAS
Nanterre
100%

Eyquem SNC
Nanterre
100%

Italien
BERU Italia S.r.l.
Cassina de Pecchi
100%

Japan
BERU Japan Corporation
Yokohama
100%

Singapur
BERU AG (Repräsentanz)
Far East Asia
Representative Office
Singapur

Vereinigte Staaten
BERU Corporation
Novi, Michigan
100%

Lamborghini, Lancia, Land Rover, Liebherr, Lister Petter, Lombardini, Mack Truck, Mahindra & Mahindra, MAN, Mando, Mann & Hummel, Maserati, Mikuni, MTU, Nedcar, Nissan, Opel, Perkins, Peugeot, Piaggio, Porsche, Renault, R.V.I., Saab, Saurer, Scania, Seat, Siemens, Škoda, Somfy, SsangYong, Steyr-Daimler-Puch, Steyr Motorentechnik, Telco, Temic, Tormatic/Novoferm, Toyota, Vaillant, Valeo, Valmet, Vauxhall, Viessmann, Visteon, Volkswagen, Volvo Car, Volvo Penta, Volvo Truck, WAP Alto, Wärtsilae, Waukesha, Webasto, Weishaupt, Yanmar, ZF

Niederlassungen im In- und Ausland

Deutschland
BERU Aktiengesellschaft
Mörikestraße 155
D-71636 Ludwigsburg
Tel.: +49-71 41-132 0
Fax: +49-71 41-132 350
E-mail: info@beru.de

BERU Aktiengesellschaft
Werk Muggendorf
Am Bahnhof 3
D-91346 Wiesenttal
Tel.: +49-91 96-100
Fax: +49-91 96-596

BERU Aktiengesellschaft
Werk Neuhaus
Industriestraße 16
D-96524 Neuhaus-Schierschnitz
Tel.: +49-3 67 64-790 0
Fax: +49-3 67 64-790 54

BERU Electronics GmbH
Gewerbestraße 40
D-75015 Bretten
Tel.: +49-72 52-970 0
Fax: +49-72 52-970 350

BERU-Eichenauer GmbH
Jahnstraße 2
D-76870 Kandel
Tel.: +49-72 75-707 0
Fax: +49-72 75-707 101
E-mail: info-beru@eichenauer.de

Frankreich
BERU SAS
Route d'Argentan B.P. 21
F-61600 La Ferté-Macé
Tel.: +33-2 33-30 24 24
Fax: +33-2 33-30 12 96
E-mail: sandrine.demore@beru.com

BERU Eyquem SAS
101 Avenue François Arago
F-92017 Nanterre Cédex
Tel.: +33-155-69 31 50
Fax: +33-155-69 31 99
E-mail: catherine.baillon@beru.com

Eyquem SNC
101 Avenue François Arago
F-92017 Nanterre Cédex
Tel.: +33-155-69 31 84
Fax: +33-155-69 31 89
E-mail: ann.jabale@eyquem.com

BERU TdA SAS
Rue Joanny Désage
F-42140 Chazelles sur Lyon
Tel.: +33-477-36 21 50
Fax: +33-477-54 96 85
E-mail: isabelle.masson@beru.com

Großbritannien
BERU F1 Systems Ltd.
BERU Motorsport Holdings Ltd.
(vormals: Zica Holdings Ltd.)
Technical Centre, Owen Road,
Diss, IP22 4ER, GB-Norfolk
Tel.: +44-1379-646 200
Fax: +44-1379-646 900
E-mail: office@f1systems.com

Indien
BERU Diesel Start Systems Pvt. Ltd.
46/2/1 B, Kaka Halwai Industrial Estate,
Pune Satara Road,
Poona 411 009, India
Tel.: +91-20-24 22 63 00/63 02
Fax: +91-20-24 22 63 97
E-mail: glowplug@vsnl.com

Irland
BERU Electronics GmbH ·
Branch Ireland
Monavalley Industrial Estate, Tralee,
County Kerry, Ireland
Tel.: +3 53-66-712 51 11
Fax: +3 53-66-712 58 83
E-mail: pauline.campion@beru.de

Italien
B 80 S.r.l.
Via dei Tigli 21
I-20046 Biassono (MI)
Tel.: +39-0 39-24 80 11
Fax: +39-0 39-24 80 123
E-mail: bbiadir@tin.it

BERU Italia S.r.l.
Centro Direzionale Lombardo
Via Roma, 108
I-20060 Cassina de Pecchi (MI)
Tel.: +39-02-95 13 90 00
Fax: +39-02-95 13 90 39
E-mail: beru.italia@beru.com

Japan
BERU Japan Corporation
DaVinCi Shin Yokohama Bldg. 8F
3-8-11 Shin Yokohama, Kohoku-ku,
Yokohama, Japan 222-0033
Tel.: +81-45-474-38 60
Fax: +81-45-474-38 61
E-mail: sam.hirata@beru-japan.co.jp

Korea
BERU Automotive Co., Ltd.
3Ra-718, 1375 Jungwang-Dong
Shihung-City, Kyunggi-Do 429-450
Tel.: +82-31-498 84 00
Fax: +82-31-433 91 11
E-mail: beru.automotive@beru.com

BERU Korea Co., Ltd.
248-69, Samchong-Ri, Judok-Eup
Chungju-City
Chungchongbuk-Do 380-882
Tel.: +82-43-852 99 46
Fax: +82-43-852 99 50
E-mail: webmaster@berukorea.co.kr

Mexiko
BERU, S.A. de C.V.
Calle 9 Este No. 410
Civac-Jiutepec, Morelos
C.P. 62500, México
Tel.: +52-777-320 02 28/320 26 36
Fax: +52-777-321 15 93/319 57 70
E-mail: berusa@prodigy.net.mx

Niederlande
IMPCO-BERU Technologies B.V.
Industrieterrein De Ruyven
Distributieweg 9
NL-2645 EG Delfgauw
Tel.: +31-15-274 25 50
Fax: +31-15-274 25 59
E-mail: mham@impco.nl

Singapur
BERU AG Singapore
Far East Asia Rep. Office
04-69 German Center
25 International Business Park
609916 Singapore
Tel.: +65-65 62 90 27
Fax: +65-65 62 90 26
E-mail: lim_michael@beru.com.sg

Spanien
BERU Microelectrónica S.A.
C/ Uritiasolo, 14
Pol. Ind. de Uritiasolo
E-01006 Vitoria
Tel.: +34-945-14 80 40
Fax: +34-945-14 80 70
E-mail: yiniguez@berumic.com

Ungarn
BERU Hungaria Rt.
(vormals: REMIX Group Electronics Rt.)
H-6060 Tiszakécske
Kossuth L. u. 77
Tel.: +36-76 54 11 00
Fax: +36-76 54 11 12
E-mail: remixinfo@beru.com

Vereinigte Staaten
BERU Corporation
39555 Orchard Hill Place, Suite 140
Novi, MI 48375-5374
Tel.: +1-248-596 00 81
Fax: +1-248-596 00 83
E-mail: eduardo.vultorius@beru-usa.com

BERU Corporation
1614 Mulford Street
Evanston, IL 60202
Tel.: +1-847-570 94 04
Fax: +1-847-570 94 05
E-mail: sue.vail@beru.com

BERU Aktiengesellschaft
Unternehmenskommunikation/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Tel.: +49-71 41-132 246
Fax: +49-71 41-132 586
E-mail: corporate-communications@beru.de

Dieser Geschäftsbericht erscheint auch
in englischer Sprache.

Konzeption, Realisation und Satz:
3st kommunikation, Mainz

Fotografie:
Julia Schmidt, Mainz
Dino Eisele, Stuttgart
Stefan Wildhirt, Offenbach (Vorstandsbilder)